NUTANIX

Proxy Statement and Annual Report
2023







Notice of
2023 Annual Meeting
and Proxy Statement

9:00 a.m., Pacific Time
Friday, December 8, 2023
Virtual Meeting Site:
www.virtualshareholdermeeting.com/NTNX2023

One platform to run apps and data anywhere.



LETTER FROM OUR PRESIDENT AND CHIEF EXECUTIVE OFFICER

Dear Stockholders,

This past fiscal year has been one with several milestones at Nutanix. We had another year of 25%+ ACV billings growth, generated more than $200 million of free cash flow, achieved non-GAAP operating income for the first time in company history, announced a $350 million share repurchase authorization, delivered our hybrid multicloud offering on Microsoft Azure, and put out a bold long-term vision of portable apps and data with Project Beacon.

A lot was accomplished in what we consider to be the final year of the transformation phase of the subscription journey. We are now well positioned for a strong fiscal 2024 with a number of secular tailwinds at our back.

CIOs are Thinking Hybrid Multicloud

With the pandemic behind us, CIOs have a lot to think about. Depending on where each customer is on the spectrum, they are modernizing legacy infrastructure, building and running modern apps, managing apps and data across multiple clouds, and in some bleeding edge cases, thinking about building portable apps that can be built once and run anywhere.

This is a stark contrast from the pandemic days when seemingly the only thing on every CIO's mind was "how fast can we go to the public cloud?". Today, the conversation has shifted to "what makes the most sense for my business?" and many CIOs are coming to the conclusion that a hybrid multicloud setup is where they want to be.

Our Mission Aligns with CIO Priorities

As many of you know, our mission is to delight customers with an open hybrid multicloud platform with rich data services to run and manage apps anywhere. That starts with on-prem customers modernizing their legacy infrastructure and apps. There continues to be a large opportunity here for Nutanix to help our customers. According to research by IDC and Bain Capital, just 17% of the total addressable market (TAM) for business critical apps and data management and 16% of general purpose IT workloads have been modernized.[1] And this is not accounting for the yet-to-be quantified but rapidly growing generative AI opportunity.

For IT teams building new apps today, a container-based approach is largely preferred for portability across platforms. Nutanix offers a choice of major Kubernetes platforms to run on, resulting in improved developer productivity with self-service APIs and tools, lower total cost of ownership with our scale-out architecture, and faster time to market with pre-validated designs. This differentiation has helped us land some large customer wins recently.

For those on the bleeding edge, there is a high level of mindshare today on generative AI, given the possibilities that this technology brings with use cases such as fraud detection, customer service, and search and analysis. We expect generative AI to be deployed everywhere – training models with large data sets in the public cloud, fine tuning these models with proprietary datasets at the core data centers, and finally running apps with compact AI inference at the edge. Through GPT-in-a-Box, Nutanix offers a full AI stack that can be delivered anywhere, from small-scale edge to large-scale private clouds.

And finally, for customers looking to run their workloads across private and public clouds, we are able to extend our platform to where the customer wants to be. Today, we support the leading public cloud platforms of Amazon Web Services (AWS) and Microsoft Azure. Customers are using us to move and run apps without refactoring or rearchitecting, quickly build out disaster recovery sites, and to rapidly burst into the public cloud for seasonal demand.

Our vision is to take this flexibility to the next level by enabling developers to build apps once and run them anywhere. As a company thus far, we've largely focused on the infrastructure layer of the IT stack. With our upcoming Database-as-a-Service offering, we are moving into the Platform-as-a-Service layer. In the future, we look to provide additional services such as messaging, caching, and search to enable customers to build truly portable apps that they can build once and run anywhere. Not only would this deliver tremendous flexibility for our customers but also provide massive incremental opportunities for us as a company.

Customers Love Us

Besides our widely loved products, the one constant throughout our existence has been our intense customer focus. We are at almost 25,000 customers - not a small feat considering that we had just 200 customers ten years ago. We have more than 1,000 customers in the Forbes Global 2000 and they have a lifetime dollar expansion[2] of 26x with us since initial purchase. Our overall Net Retention Rate is greater than 120% combined with a Gross Retention Rate of greater than 90%. Combined with an industry leading Net Promoter Score of greater than 90 over the last eight years, we are truly in a good place with our customers.

Market Conditions Aligned for a Sustainable Multi-Year Growth Story

With our customers supporting us, we've delivered strong topline growth, free cash flow generation, and a clear hybrid multicloud vision over the last few years. As we step into the scaling phase of our subscription journey, we believe we are positioned for sustainable multi-year profitable growth.

Beyond the clear alignment of our hybrid multicloud vision with customers, we are building a strong and growing partner ecosystem. On the public cloud, our solution is now available through the marketplaces of both AWS and Azure. Our expanding partnerships with Red Hat and Citrix are opening up new opportunities for modern applications and expanding our footprint for VDI.

The changing competitive landscape is also proving to be a tailwind. We recently announced a strategic and OEM partnership with Cisco. This brings the scale of Cisco's go-to-market engine to expand our reach. Finally, the pending acquisition of our leading competitor is increasing customer interest in our solutions and has been helping build a strong pipeline that we expect will extend for years to come. There are some early wins but a lot more to come in the next several quarters.

Strong Top and Bottom Line Performance

With this backdrop, we are driving toward achieving $3 billion of Annual Recurring Revenue (ARR) by fiscal 2027. That would be sustained growth of ~20% CAGR from fiscal 2023 while generating expected free cash flow of $700-900 million.

Beyond realizing our technology vision, we continue to relentlessly focus on go-to-market priorities. We are strengthening our go-to-market engine with top talent from the industry, taking advantage of the competitive landscape. We are moving up the pyramid, focusing our direct sales force on the 25,000 customers where we believe >90% of our serviceable available market[3] sits. Our channel partners have full autonomy to focus on the next tier of 75,000 potential customers aided by strong enablement and incentives. In parallel, we are investing in product specialists that can help sell the full stack and drive adoption with customers.

Finally, over the last few years, we have streamlined our sales and marketing spend as a percentage of revenue. From a high of 79% in fiscal 2020, we are now down to 45% through strong topline growth, purposeful spend and 2x improvement in pipeline generation spend efficiency since fiscal 2021. Our long term target is to be at 35%, comparable to the best subscription companies aided by a higher mix of efficiently transacted renewals, a growing topline, and diligent expense management.

Why Nutanix

As we emerge from the transformation phase of our subscription journey and enter into the scaling phase, I'm more optimistic than ever that we are well-positioned for multi-year profitable growth. Our product strategy and vision are strongly aligned with customer needs in a hybrid multicloud world. We are focused on delivering ARR growth of ~20% CAGR for fiscal 2023 to fiscal 2027 and generating $700-900 million of free cash flow in fiscal 2027. Above all, we continue to delight our customers with world class products and support.

With that foundation, I believe Nutanix is well positioned to become a rule-of-40+[4] company by fiscal 2027 and to continue to deliver strong stockholder value in the coming years.

Thank you for your continued trust and faith in us.

Rajiv Ramaswami
President and Chief Executive Officer

(1) The total addressable markets are our estimates derived from IDC and Bain Capital forecasts regarding the component markets with adjustments, some of which are based on our internal assumptions and market experience and knowledge, made to focus only on the segments of the applicable markets that we believe are applicable to our business.

(2) Value as of Q4FY23. Global 2000 lifetime dollar expansion is defined as ACV of total lifetime purchase divided by ACV of initial purchase, for G2K customers that have been customers for over 18 months. G2K customers are customers who are listed on the Global 2000 list as reported and updated annually by Forbes.

(3) The serviceable available market is our estimate derived from IDC and Gartner forecasts regarding the component markets with adjustments, some of which are based on our internal assumptions and market experience and knowledge, made to focus only on the segments of the applicable markets that we believe are applicable to our business.

(4) Rule-of-40+ is defined as the sum of revenue growth rate and free cash flow margin being greater than or equal to 40%.

(5) Certain information contained herein, including projections, may relate to or be based on studies, publications, surveys and other data obtained from third-party sources and our own internal estimates and research. While we believe these third-party studies, publications, surveys and other data are reliable as of the date hereof, they have not been independently verified, and we make no representation as to the adequacy, fairness, accuracy, or completeness of any information obtained from third-party sources.

Cautionary Note Regarding Forward-Looking Statements. This letter and the accompanying proxy statement contain forward-looking statements, which statements involve substantial risks and uncertainties. Other than statements of historical fact, all statements contained in this proxy statement, including statements regarding our future results of operations and financial position, our business strategy and plans and our objectives for future operations, are forward-looking statements. The words "believe," "may," "will," "potentially," "estimate," "continue," "anticipate," "plan," "intend," "could," "would," "expect," "look to" or words or expressions of similar substance or the negative thereof, that convey uncertainty of future events or outcomes are intended to identify forward-looking statements. Forward-looking statements included in this letter and the accompanying proxy statement include statements regarding: our vision of, and plans for, enabling portable apps and data with Project Beacon (including the market opportunities); total addressable and serviceable available markets; generative AI deployment; sustainable multi-year profitable growth; expanding partnerships; competitive tailwinds; pipeline build; and financial projections (including projections for ARR, free cash flow, sales and marketing spend, and becoming a rule-of-40+ company). We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs in light of the information currently available to us. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in our Annual Report on Form 10-K for the fiscal year ended July 31, 2023 filed with the Securities and Exchange Commission on September 21, 2023. Moreover, we operate in a very competitive and rapidly changing environment and new risks emerge from time to time. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained or implied in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and trends discussed in this proxy statement may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events.





NOTICE OF 2023 ANNUAL MEETING OF STOCKHOLDERS

To Be Held Virtually on Friday, December 8, 2023

at 9:00 a.m., Pacific Time

REVIEW THE PROXY STATEMENT AND VOTE IN ONE OF FOUR WAYS:



Internet
Visit the website listed on your proxy card



Telephone
Call the telephone number on your proxy card



Mail
Sign, date, and return your proxy card in the enclosed envelope



Vote during the Meeting
Vote online during the Annual Meeting

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be Held on December 8, 2023: This Notice, the Proxy Statement and the Annual Report are available at www.proxyvote.com.

To the Stockholders of Nutanix, Inc.:

On behalf of our Board of Directors, it is our pleasure to invite you to attend the 2023 annual meeting of stockholders (including any adjournment or postponement thereof, the "Annual Meeting") of Nutanix, Inc. The Annual Meeting will be held virtually via live webcast at www.virtualshareholdermeeting.com/NTNX2023 on Friday, December 8, 2023, at 9:00 a.m., Pacific Time.

We are holding the Annual Meeting for the following purposes:

Proposals	Board vote recommendation	For further details
1. Election of Three Class I Directors Named in the Proxy Statement	✓ **FOR**	Page 21
2. Ratification of Selection of Deloitte & Touche LLP as Independent Registered Public Accounting Firm for Fiscal Year 2024	✓ **FOR**	Page 30
3. Advisory Vote to Approve the Compensation of our Named Executive Officers	✓ **FOR**	Page 33
4. Approval of Amendment to Amended and Restated Certificate of Incorporation to Permit the Exculpation of Officers	✓ **FOR**	Page 63

We are also holding the Annual Meeting to conduct any other business properly brought before the meeting.

These items of business are more fully described in the proxy statement accompanying this Notice.

The record date for the Annual Meeting is October 10, 2023. Only stockholders of record of our Class A common stock at the close of business on the record date may vote at the Annual Meeting.

On or about October 23, 2023, we mailed to our stockholders a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy statement and annual report. This notice provides instructions on how to vote via the Internet or by telephone and includes instructions on how to receive a paper copy of our proxy materials by mail. The accompanying proxy statement and our annual report can be accessed directly at the following Internet address: www.proxyvote.com. You will be asked to enter the sixteen-digit control number located on your notice or proxy card.

In the event of a technical malfunction or other situation that the meeting chair determines may affect the ability of the Annual Meeting to satisfy the requirements for a meeting of stockholders to be held by means of remote communication under applicable Delaware corporate law, or that otherwise makes it advisable to adjourn the Annual Meeting, the chair or secretary of the Annual Meeting will convene the meeting at 12:00 p.m. Pacific Time on the date specified above and at our address specified above solely for the purpose of adjourning the meeting to reconvene at a date, time and physical or virtual location announced by the meeting chair. Under either of the foregoing circumstances, we will post information regarding the announcement on our investor relations website at http://ir.nutanix.com.

By Order of the Board of Directors,

Rajiv Ramaswami
President and Chief Executive Officer
San Jose, California
October 23, 2023

You are cordially invited to attend the virtual Annual Meeting. YOUR VOTE IS IMPORTANT. Whether or not you expect to attend the Annual Meeting, you are urged to vote and submit your proxy by following the voting procedures described in the proxy card. Even if you have voted by proxy, you may still vote during the Annual Meeting. If your shares are held of record by a broker, bank or other agent and you wish to vote during the Annual Meeting, you must follow the instructions from your broker, bank or other agent.



Table of Contents

PROXY STATEMENT

For the 2023 Annual Meeting of Stockholders
To Be Held on Friday, December 8, 2023 at 9:00 a.m., Pacific Time

Our Board of Directors is soliciting your proxy to vote at the 2023 annual meeting of stockholders (including any adjournment or postponement thereof, the "Annual Meeting") of Nutanix, Inc. to be held via live webcast at www.virtualshareholdermeeting.com/NTNX2023 on Friday, December 8, 2023 at 9:00 a.m., Pacific Time.

For the Annual Meeting, we have elected to furnish our proxy materials, including this proxy statement and our Annual Report on Form 10-K for the fiscal year ended July 31, 2023, to our stockholders primarily via the Internet. On or about October 23, 2023, we mailed to our stockholders a *Notice of Internet Availability of Proxy Materials* (the "Notice") that contains notice of the Annual Meeting and instructions on how to access our proxy materials on the Internet, how to vote at the Annual Meeting, and how to request printed copies of the proxy materials. Stockholders may request to receive all future materials in printed form by mail or electronically by e-mail by following the instructions contained in the Notice. We encourage stockholders to take advantage of the availability of the proxy materials on the Internet to help reduce the environmental impact and cost of our annual meetings.

Only stockholders of record of our Class A common stock at the close of business on October 10, 2023, the record date for the Annual Meeting, will be entitled to vote at the Annual Meeting. On the record date, there were 243,416,881 shares of Class A common stock outstanding and entitled to vote. A list of stockholders entitled to vote at the Annual Meeting will be available for examination during normal business hours for a period of ten days ending on the day before the Annual Meeting at our principal place of business at 1740 Technology Dr., Suite 150, San Jose, California 95110.

A copy of our Annual Report on Form 10-K for the fiscal year ended July 31, 2023, which was filed with the Securities and Exchange Commission (the "SEC") on September 21, 2023, accompanies this proxy statement. You also may obtain, without charge, copies of this proxy statement and our Annual Report by writing to our Secretary at Nutanix, Inc., 1740 Technology Drive, Suite 150, San Jose, California 95110 or by following the directions set forth in the Notice.

In this proxy statement, we refer to Nutanix, Inc. as "Nutanix," "we," "us" or "our company" and the Board of Directors of Nutanix, Inc. as "our Board." The content of any websites referred to in this proxy statement are not deemed to be part of, and are not incorporated by reference into, this proxy statement.

PROXY VOTING ROADMAP

This roadmap highlights certain information contained elsewhere in this proxy statement. This roadmap does not contain all of the information that you should consider, and we encourage you to read the entire proxy statement before voting.

Annual Meeting Information



Time and Date
9:00 a.m. Pacific Time
Friday, December 8, 2023



Virtual Meeting Site
www.virtualshareholdermeeting.com/NTNX2023



Record Date
October 10, 2023

Proposal 1: Election of Three Class I Directors (See Page 21)

> ✓ OUR BOARD RECOMMENDS A **VOTE FOR** MAX DE GROEN, STEVEN J. GOMO, AND MARK TEMPLETON AS CLASS I DIRECTORS.

Nominees

Our Class I directors currently consist of Max de Groen, Steven J. Gomo, and Mark Templeton. Mr. de Groen, Mr. Gomo, and Mr. Templeton have each been nominated to continue to serve as Class I directors, and each of them has agreed to stand for re-election at the Annual Meeting. Mr. Templeton was appointed to our Board on July 24, 2023 and joined the Compensation Committee and the Security and Privacy Committee on September 13, 2023. The following provides summary information about each Class I director nominee.

Name	Age	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Security and Privacy Committee	Independent	Director Since
Max de Groen	38	Ω	Ω			✓	2020
Steven J. Gomo	71	Ω		Ω		✓	2015
Mark Templeton	71		Ω		Ω	✓	2023

 Ω Chair Ω Member

Corporate Governance Highlights

Board Composition	• 8 out of our 9 directors are independent. • 2 out of 9 directors are women.
Average Tenure	• Average tenure of our Board is 3.7 years.
Independent Chair of our Board	• We have an independent Chair of our Board.
Independent Board Committees	• We have an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee, and a Security and Privacy Committee, each of which is composed entirely of independent directors.
Single Voting Class; One Share, One Vote	• We have a single class of common stock with equal voting rights. • Each share of our Class A common stock is entitled to one vote.
Declassification of our Board	• Our classified board structure will be phased out beginning with this year's annual meeting of stockholders so that our Board will be fully declassified by our 2025 annual meeting of stockholders.
Majority Voting Standard; Irrevocable Offer to Resign	• Majority voting standard applies to uncontested director elections. • Directors tender an irrevocable offer to resign if they do not receive majority vote and our Board will accept such offer to resign absent a compelling reason.
No Supermajority Voting Requirements	• Our certificate of incorporation and bylaws do not contain supermajority voting requirements.
Annual Board and Committee Self-Assessments	• Our Board and its committees conduct annual self-assessments.
No "Poison Pill"	• We do not have a stockholder rights plan, or "poison pill," in place.
Annual Auditor Ratification	• Stockholders have the opportunity to ratify the Audit Committee's selection of our independent registered public accounting firm annually.
Executive Sessions	• Non-Employee Directors regularly hold executive sessions without management present.
Stock Ownership Guidelines	• Non-Employee Directors are subject to stock ownership guidelines.

Our Board believes that it is in the best interests of our company and our stockholders to re-elect each Class I director nominee to one-year terms as Class I directors. Accordingly, our Board unanimously recommends stockholders vote **FOR** the election of each Class I director nominee.

The election of each Class I director nominee requires that the number of shares voted **FOR** the nominee's election exceeds the number of votes cast **AGAINST** such nominee's election.

Proposal 2: Ratification of Selection of Independent Registered Public Accounting Firm (See Page 30)

> ⊘ **OUR BOARD RECOMMENDS A VOTE FOR THIS PROPOSAL 2.**

The Audit Committee has re-appointed Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending July 31, 2024, and has further directed that management submit this selection for ratification by our stockholders at the Annual Meeting. Although ratification by our stockholders is not required by law, we have determined that it is good practice to request ratification of this selection by our stockholders. In the event that Deloitte & Touche LLP is not ratified by our stockholders, the Audit Committee will review its future selection of Deloitte & Touche LLP as our independent registered public accounting firm.

Principal Accountant Fees and Services

The following table provides the aggregate fees for services provided by Deloitte & Touche LLP for the fiscal years ended July 31, 2022 and 2023.

	Fiscal Year Ended July 31,	
	2022 ($)	**2023 ($)**
Audit fees[1]	3,574,000	5,008,855
Audit-related fees[2]	—	—
Tax fees[3]	548,816	731,810
TOTAL FEES	**4,122,816**	**5,740,665**

(1) Consists of fees billed for professional services rendered in connection with the audit of our consolidated financial statements, including audited financial statements presented in our Annual Report on Form 10-K, review of the interim consolidated financial statements included in our quarterly reports, services normally provided in connection with regulatory filings and, for the fiscal year ended July 31, 2023, also includes fees incurred in connection with the Audit Committee's previously completed investigation.

(2) Consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees."

(3) Consists of fees billed for professional services for tax compliance, tax advice and tax planning. These services include assistance regarding federal, state and international tax compliance.

Our Board believes that it is in the best interests of our company and our stockholders to approve the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending July 31, 2024. Accordingly, our Board unanimously recommends a vote **FOR** the approval of the ratification of our auditors.

Approval of Proposal 2 requires **FOR** votes from the holders of a majority in voting power of the shares present at the Annual Meeting or represented by proxy thereat and entitled to vote on the proposal. Broker non-votes will not be considered entitled to vote on this proposal, and therefore will not affect the outcome of Proposal 2, but abstentions will have the same effect as a vote **AGAINST** the proposal.

Proposal 3: Advisory Vote to Approve the Compensation of Our Named Executive Officers (See Page 33)

⊘ OUR BOARD RECOMMENDS A **VOTE FOR** THIS PROPOSAL 3.

We endeavor to maintain sound governance standards consistent with our executive compensation policies and practices. The Compensation Committee evaluates our executive compensation program on a regular basis to ensure consistency with our short-term and long-term goals, given the dynamic nature of our business and the market in which we compete for executive talent.

Our executive compensation program is designed to attract, motivate, and retain highly qualified executive officers who drive our success and to align the interests of our executive officers with the long-term interests of our stockholders. The section "Compensation Discussion and Analysis" provides an overview of our executive compensation philosophy, the overall objectives of our executive compensation program, and each component of the program. In addition, we explain how and why the Compensation Committee arrived at the specific compensation policies and decisions involving our executive compensation program.

The say-on-pay vote is advisory, and therefore not binding on us. The say-on-pay vote will, however, provide information to us regarding stockholder sentiment about our executive compensation philosophy, policies and practices, which the Compensation Committee will be able to consider when determining executive compensation for the remainder of the current fiscal year and beyond. Our Board believes that our executive compensation program was designed appropriately and is working to ensure management's interests are aligned with our stockholders' interests to support long-term value creation. Accordingly, our Board unanimously recommends a vote **FOR** the approval of the compensation of our named executive officers.

Approval of Proposal 3 requires **FOR** votes from the holders of a majority in voting power of the shares present at the Annual Meeting or represented by proxy thereat and entitled to vote on the proposal. Broker non-votes will not be considered entitled to vote on this proposal, and therefore will not affect the outcome of Proposal 3, but abstentions will have the same effect as a vote **AGAINST** the proposal.

Proposal 4: Approval of Amendment to Amended and Restated Certificate of Incorporation to Permit the Exculpation of Officers (See Page 63)

⊘ OUR BOARD RECOMMENDS A **VOTE FOR** THIS PROPOSAL 4.

Effective August 1, 2022, the State of Delaware, which is our company's state of incorporation, enacted legislation that enables Delaware corporations to limit the liability of certain of their officers in limited circumstances. In light of this update in the law, we are proposing to amend our Amended and Restated Certificate of Incorporation to provide for the exculpation of certain of our officers from liability in specific circumstances, as permitted by Delaware law. The amended Delaware statute permits officer exculpation only for direct claims (and not for, e.g., derivative claims made by stockholders on behalf of the corporation) and does not apply to breaches of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or any transaction in which the officer derived an improper personal benefit. Our proposed amendment would permit exculpation of certain officers only to the extent permitted under Delaware law. After considering the benefits and the consequences of these updates and the recommendation of the Nominating and Corporate Governance Committee of our Board, our Board believes that amending our Amended and Restated Certificate of Incorporation to provide for such exculpation remedies the inconsistent treatment of officers and directors under Delaware law, to the fullest extent permitted by Delaware law, notwithstanding that both officers and directors have similar fiduciary duties. Our Board also believes this proposed amendment will strike a balance between stockholders' interest in accountability and their interest in our company being able to attract and retain quality officers to work on its behalf. Further, our Board has considered the extent of exculpation provided under the law and, accordingly, under this proposed amendment to our Amended and Restated Certificate of Incorporation, has determined that such amendment is reasonable and does not unduly impact stockholder rights.

Taking into account the scope of claims for which an officer's liability would be exculpated, and the benefits our board of directors believes would accrue to our company and our stockholders, including, but not limited to the enhanced ability to attract and retain talented officers, the Nominating and Corporate Governance Committee of our Board has recommended that our Board approve the amendment of our Amended and Restated Certificate of Incorporation to permit officer exculpation in certain circumstances. Based on this recommendation and the review and consideration undertaken by our Board, our Board has unanimously determined and declared that it is advisable and in the best interests of our company and our stockholders to amend our Amended and Restated Certificate of Incorporation to provide such exculpation to the extent permitted by Delaware law, and in accordance with Delaware law, hereby seeks approval of the amendment of our Amended and Restated Certificate of Incorporation as described herein. However, even if the amendment is approved by our stockholders, our Board may, at any time prior to the effectiveness of the filing of the Certificate of Amendment with the Delaware Secretary of State, abandon the filing of such amendment without further action by our stockholders.

The proposed Certificate of Amendment to the Amended and Restated Certificate of Incorporation reflecting the foregoing amendment is attached as Appendix B to this proxy statement.

Proposal 4 is a result of the ongoing review of our corporate governance policies by the Nominating and Corporate Governance Committee of our Board of Directors. Our Board believes that it is in the best interests of our company and our stockholders to approve the Certificate of Amendment in order to permit officer exculpation in certain circumstances. Accordingly, our Board unanimously recommends a vote **FOR** the approval of Proposal 4.

Approval of Proposal 4 requires **FOR** votes from the holders of at least a majority of the voting power of the outstanding shares of our capital stock entitled to vote on the proposal. Abstentions and broker non-votes will have the same effect as a vote **AGAINST** the proposal. If Proposal 4 is not approved by the requisite vote of our stockholders, then the Certificate of Amendment will not be filed with the Secretary of State of the State of Delaware and our Amended and Restated Certificate of Incorporation will remain as is.

CORPORATE GOVERNANCE

We are strongly committed to good corporate governance practices. These practices provide an important framework within which our Board and management can pursue our strategic objectives for the benefit of our stockholders. Our Board has adopted corporate governance guidelines that set forth the role of our Board, director independence standards, Board structure and functions, director selection considerations, and other governance policies. In addition, our Board has adopted written charters for its standing committees (the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee, and the Security and Privacy Committee), as well as a code of business conduct and ethics that applies to all of our employees, officers and directors. Agents and contractors of our company are also expected to abide by our code of business conduct and ethics. The Nominating and Corporate Governance Committee reviews the corporate governance guidelines annually and recommends changes to our Board as warranted. The corporate governance guidelines, committee charters, and the code of business conduct and ethics, and any waivers or amendments to the code of business conduct and ethics, are all available in the "Governance Documents" section of our investor relations website at http://ir.nutanix.com.

Board of Directors and Its Committees

Current Composition of the Board of Directors and its Committees

Name	Age	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Security and Privacy Committee	Independent	Director Since
Class I directors whose terms expire at the Annual Meeting							
Max de Groen	38	Member	Chair			✓	2020
Steven J. Gomo	71	Chair		Member		✓	2015
Mark Templeton	71		Member		Member	✓	2023
Class II directors whose terms expire after fiscal year 2024							
Craig Conway	69		Member	Member		✓	2017
Virginia Gambale *Chair of the Board*	64	Member		Chair		✓	2020
Brian Stevens	60		Member		Chair	✓	2019
Class III directors whose terms expire after fiscal year 2025							
David Humphrey	46			Member	Member	✓	2020
Rajiv Ramaswami *President and CEO*	57						2020
Gayle Sheppard	69	Member			Member	✓	2022

Chair Member

Independent Directors



89%
Independent

Gender and Ethnic Diversity



33%
Diverse

Director Independence

Our Class A common stock is listed on the Nasdaq Global Select Market tier of The Nasdaq Stock Market LLC. Under Nasdaq listing rules, a director will only qualify as an "independent director" if (i) the director meets the objective tests for independence set forth in Nasdaq listing rules and (ii) the director does not have a relationship that, in the opinion of the company's board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In addition, under Nasdaq listing rules, compensation committee members must not have a relationship with the company that is material to the director's ability to be independent from management in connection with the duties of a compensation committee member. Additionally, audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee, accept, directly or indirectly, any consulting, advisory or other compensatory fee from the company or any of its subsidiaries or be an affiliated person of the company or any of its subsidiaries.

Our Board has undertaken a review of the independence of each of our directors and considered whether each director (i) meets the objective tests for independence set forth in Nasdaq listing rules and (ii) has a material relationship with us that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. As a result of this review, our Board determined that eight out of our nine current directors are independent directors. Our independent directors are Mr. Conway, Mr. de Groen, Ms. Gambale, Mr. Gomo, Mr. Humphrey, Ms. Sheppard, Mr. Stevens, and Mr. Templeton.

Board Diversity Matrix

Board Diversity Matrix (As of October 23, 2023)

Total Number of Directors			9	
	Female	**Male**	**Non-Binary**	**Did Not Disclose Gender**
Part I: Gender Identity				
Directors	2	7	0	0
Part II: Demographic Background				
African American or Black	0	0	0	0
Alaskan Native or Native American	0	0	0	0
Asian	0	1	0	0
Hispanic or Latinx	0	0	0	0
Native Hawaiian or Pacific Islander	0	0	0	0
White	2	6	0	0
Two or More Races or Ethnicities	0	0	0	0
LGBTQ+		0		
Did Not Disclose Demographic Background		0		

Board Leadership Structure

The Nominating and Corporate Governance Committee periodically considers our Board's leadership structure and makes such recommendations to our Board as the Nominating and Corporate Governance Committee deems appropriate. Our corporate governance guidelines also provide that if our Board does not have an independent Chair of the Board, our Board will appoint a lead independent director.

Currently, our board leadership structure separates the positions of CEO and Chair of the Board. Mr. Ramaswami has served as our President and CEO since December 2020, and Ms. Gambale, an independent director, has served as our Chair of the Board since June 2021. Separating the positions of CEO and Chair of the Board allows our CEO to focus on our day-to-day business, while allowing our Chair of the Board to lead our Board in its oversight of management. Our Board believes that its independence and oversight of management are maintained effectively through this leadership structure, the composition of our Board, and sound corporate governance policies and practices.

Executive Sessions of Non-Employee Directors

To encourage and enhance communication among non-employee directors, and as required under applicable Nasdaq rules, our corporate governance guidelines provide that the non-employee directors will meet in executive sessions without management directors or company management on a periodic basis, but no less than twice a year.

Communications with our Board of Directors

Stockholders or interested parties who wish to communicate with our Board or with an individual director may do so by mail to our Board or the individual director, care of our Chief Legal Officer at Nutanix, Inc., 1740 Technology Drive, Suite 150, San Jose, California 95110. The communication should indicate that it contains a stockholder or interested party communication. In accordance with our corporate governance guidelines, all such communication will be reviewed by the Chief Legal Officer, in consultation with appropriate directors as necessary, and, if appropriate, will be forwarded to the director or directors to whom the communications are addressed or, if none are specified, to the Chair of the Board.

Committees of the Board of Directors

Our Board has established an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee, and a Security and Privacy Committee. The composition and responsibilities of each of these committees are described below. Our Board may establish other committees to facilitate the management of our business. Copies of the charters of the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee are available in the "Governance Documents" section of our investor relations website at https://ir.nutanix.com. Members serve on these committees until their resignation or until otherwise determined by our Board.



Chair:

Steven J. Gomo

Members:
- Max de Groen
- Virginia Gambale
- Gayle Sheppard

Audit Committee

The Audit Committee is comprised of Mr. de Groen, Ms. Gambale, Mr. Gomo, and Ms. Sheppard (who joined the committee in September 2023), each of whom is a non-employee director. Mr. Gomo is the chair of the Audit Committee. Our Board has determined that each member of the Audit Committee satisfies the requirements for independence and financial literacy under applicable SEC rules and Nasdaq listing rules. Our Board has also determined that Mr. de Groen, Ms. Gambale, and Mr. Gomo each satisfies the financial sophistication requirements of Nasdaq and that Messrs. de Groen and Gomo each qualifies as an "audit committee financial expert," as defined in SEC rules. The Audit Committee is responsible for, among other things:

- selecting and hiring our independent registered public accounting firm;
- evaluating the performance and independence of our registered public accounting firm;
- pre-approving the audit and any non-audit services to be performed by our independent registered public accounting firm;
- reviewing our internal controls and the integrity of our audited financial statements;
- reviewing the adequacy and effectiveness of our disclosure controls and procedures;
- overseeing procedures for the treatment of complaints on accounting, internal accounting controls or audit matters;
- reviewing and discussing with management and the independent registered public accounting firm, our audited and quarterly unaudited financial statements, the results of our annual audit, and our publicly-filed reports;
- reviewing and discussing with management and the independent registered public accounting firm, our major financial risk exposures and the steps management has taken to monitor and control those exposures;
- reviewing and overseeing any related person transactions; and
- preparing the audit committee report in our annual proxy statement.



Chair:

Max de Groen

Members:
- Craig Conway
- Brian Stevens
- Mark Templeton

Compensation Committee

The Compensation Committee is comprised of Mr. Conway, Mr. de Groen, Mr. Stevens, and Mr. Templeton (who joined the committee in September 2023), each of whom is a non-employee director. Mr. de Groen is the chair of the Compensation Committee. During fiscal year 2023, Ms. Sheppard also served on the Compensation Committee, and she rotated off the committee in September 2023. Our Board has determined that each member of the Compensation Committee meets the requirements for independence under applicable SEC rules and Nasdaq listing rules, including a determination that each member of the Compensation Committee is a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act. The Compensation Committee is responsible for, among other things:

- reviewing and approving our CEO's and other executive officers' annual base salaries, incentive compensation plans, including the specific goals and amounts, equity compensation, employment agreements, severance arrangements and change of control agreements, and any other benefits, compensation or arrangements;
- administering our equity compensation plans;
- overseeing our overall compensation philosophy, compensation plans and benefits programs;
- reviewing the compensation disclosures in our annual proxy statement; and
- reviewing and monitoring matters related to human capital management, including talent acquisition and retention and diversity.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee has been an officer or employee of our company. None of our executive officers currently serves, or during fiscal year 2023 has served, as a member of the compensation committee or director (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on the Compensation Committee or our Board.



Chair:

Virginia
Gambale

Members:
- Craig
  Conway
- Steven J.
  Gomo
- David
  Humphrey

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is comprised of Mr. Conway, Ms. Gambale, Mr. Gomo, and Mr. Humphrey, each of whom is a non-employee director. Ms. Gambale is the chair of the Nominating and Corporate Governance Committee. Our Board has determined that each member of the Nominating and Corporate Governance Committee meets the requirements for independence under Nasdaq listing rules. The Nominating and Corporate Governance Committee is responsible for, among other things:

- determining the qualifications required to be a member of our Board and recommending to our Board the criteria to be considered in selecting director nominees;
- evaluating and making recommendations regarding the composition, organization and governance of our Board and its committees;
- evaluating and making recommendations regarding the creation of additional committees or the change in mandate or dissolution of committees;
- developing and monitoring a set of corporate governance guidelines;
- overseeing and periodically reviewing our environmental, social and governance activities, programs and public disclosure; and
- reviewing and approving conflicts of interest of our directors and officers, other than related-person transactions reviewed by the Audit Committee.



Chair:

Brian Stevens

Members:
- David
  Humphrey
- Gayle
  Sheppard
- Mark
  Templeton

Security and Privacy Committee

The Security and Privacy Committee assists our Board in its oversight of our management of technology and information security risks and compliance with data protection and privacy laws. The Security and Privacy Committee is comprised of Mr. Humphrey, Ms. Sheppard, Mr. Stevens, and Mr. Templeton (who joined the committee in September 2023), each of whom is a non-employee director. Mr. Stevens is the chair of the Security and Privacy Committee. The Security and Privacy Committee is responsible for, among other things:

- reviewing information security risk exposures (including cybersecurity and product security risk exposures) and the strategy, systems, controls and processes to monitor and control these risk exposures;
- reviewing incident response, business continuity and disaster recovery planning and capabilities; and
- reviewing compliance with applicable global data protection and privacy laws and regulations.

Other Committees

Pursuant to our Amended and Restated Bylaws, our Board may designate other standing or ad hoc committees to serve at the discretion of our Board from time to time.

Board and Committee Meetings and Attendance

Our Board is responsible for the oversight of our company's management and strategy and for establishing corporate policies. Our Board and its committees meet throughout the year on a regular basis and also hold special meetings and act by written consent from time to time. During fiscal year 2023, our Board met 16 times, the Audit Committee met 34 times (which included 24 meetings to consider and take action on matters relating to the Audit Committee's completed investigation into certain third-party software usage), the Compensation Committee met 7 times, the Nominating and Corporate Governance Committee met 6 times, and the Security and Privacy Committee met 2 times. During fiscal year 2023, each director attended 75% or more of the aggregate of the meetings of our Board and of the committees on which the director served at the time.

We encourage our directors and nominees for director to attend our annual meeting of stockholders but do not require that they attend. Seven of our eight then-incumbent directors attended our 2022 annual meeting of stockholders.

Risk Oversight

Our Board oversees an enterprise-wide approach to risk management, which is designed to support the achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance and to enhance stockholder value. Our Board, as a whole, is responsible for determining the appropriate level of risk for our company, assessing the specific risks that we face and reviewing management's strategies for adequately mitigating and managing the identified risks. Although our Board is responsible for administering this risk management oversight function, the committees of our Board support our Board in discharging its oversight duties and addressing risks inherent in their respective areas.

The Audit Committee considers and discusses our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The Audit Committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our internal audit function. The Nominating and Corporate Governance Committee monitors the effectiveness of our corporate governance guidelines. The Compensation Committee assesses and monitors whether our compensation philosophy and practices have the potential to encourage excessive risk-taking and evaluates compensation policies and practices that could mitigate such risks. The Security and Privacy Committee monitors our technology and information security risk exposures (including cybersecurity and product security risk exposures).

At periodic meetings of our Board and its committees, management reports to and seeks guidance from our Board and its committees with respect to the most significant risks that could affect our business, such as legal, financial, tax and audit related risks. In addition, management provides the Audit Committee with periodic reports on our compliance programs and investment policy and practices.

Environmental, Social, and Governance

In demonstrating our commitment to environmental, social, and governance issues and the important part they play in our success, we published our third annual Environmental, Social, and Governance Report in 2023. We encourage you to read our Environmental, Social, and Governance Report at https://ir.nutanix.com. The report provides a high-level overview on our views, approach to, and performance around environmental, social, and governance matters. The report is not incorporated by reference herein and is not a part of this proxy statement.

Nominations Process and Director Qualifications

Nomination to the Board of Directors

Candidates for nomination to our Board are selected by our Board based on the recommendation of the Nominating and Corporate Governance Committee in accordance with the committee's charter, our policies, our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, our corporate governance guidelines, the criteria adopted by our Board regarding director candidate qualifications, and the requirements of applicable law. In recommending candidates for nomination, the Nominating and Corporate Governance Committee considers candidates recommended by directors, officers, and employees, as well as candidates that are properly submitted by stockholders in accordance with our policies and Amended and Restated Bylaws, using the same criteria to evaluate all such candidates. A stockholder that wishes to recommend a candidate for election to our Board may send a letter directed to our Chief Legal Officer at Nutanix, Inc., 1740 Technology Drive, Suite 150, San Jose, California 95110. The letter must include, among other things, the candidate's name, home and business contact information, detailed biographical data, relevant qualifications, a representation and undertaking from the candidate to serve a full term on our Board if elected, and information regarding any relationships between the candidate and our company. Additional information regarding the process for properly submitting stockholder nominations for candidates for membership on our Board is set forth above under "Questions and Answers About Proxy Materials and Voting" and in our Amended and Restated Bylaws.

Evaluations of candidates generally involve a review of background materials, internal discussions and interviews with selected candidates as appropriate and, in addition, the Nominating and Corporate Governance Committee may engage consultants or third-party search firms to assist in identifying and evaluating potential nominees.

Bain Board Nomination Rights

In August 2020, we entered into an investment agreement with BCPE Nucleon (DE) SPV, LP (collectively with its affiliates, "Bain") relating to the issuance and sale to Bain of $750 million in an initial aggregate principal amount of our 2.50% convertible senior notes due 2026. Pursuant to this investment agreement, we appointed two Bain nominees, David Humphrey and Max de Groen, to our Board in September 2020. In general, Bain will continue to be entitled to have two nominees designated to our Board. However, if, at any time, Bain beneficially owns less than 50% of the common stock underlying the convertible senior notes (on an as-converted basis, and assuming full physical settlement), Bain will be entitled to have only one nominee designated to our Board, and if, at any time, Bain beneficially owns less than 25% of the common stock underlying the convertible senior notes (on an as-converted basis, and assuming full physical settlement), Bain will not be entitled to have any nominee designated to our Board. Further, Bain will not have a right to nominate (i) a second member to our Board, if Bain beneficially owns less than 9.09% of all of our common stock then outstanding (on an as-converted basis, and assuming full physical settlement), even if Bain otherwise beneficially owns at least 50% of the common stock underlying the convertible senior notes (on an as-converted basis, and assuming full physical settlement), or (ii) any member to our Board, if Bain collectively beneficially owns less than 4.0% of all of our common stock then outstanding (on an as-converted basis, and assuming full physical settlement), even if Bain otherwise beneficially owns at least 25% of the common stock underlying the convertible senior notes (on an as-converted basis, and assuming full physical settlement).

Director Qualifications

With the goal of developing a diverse, experienced and highly qualified board of directors, the Nominating and Corporate Governance Committee is responsible for developing and recommending to our Board the desired qualifications, expertise and characteristics of members of our Board, including qualifications that the committee believes must be met by a committee-recommended nominee for membership on our Board and specific qualities or skills that the committee believes are necessary for one or more of the members of our Board to possess.

In addition to the qualifications, qualities, and skills that are necessary to meet U.S. state and federal legal, regulatory and Nasdaq listing requirements and the provisions of our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws, corporate governance guidelines, and charters of the board committees, the Nominating and Corporate Governance Committee requires the following minimum qualifications to be satisfied by any nominee for a position on our Board: (i) the highest personal and professional ethics and integrity, (ii) proven achievement and competence in the nominee's field and the ability to exercise sound business judgment, (iii) skills that are complementary to those of the existing directors, (iv) the ability to assist and support management and make significant contributions to our success, and (v) an understanding of the fiduciary responsibilities that are required of a member of our Board and the commitment of time and energy necessary to diligently carry out those responsibilities. When considering nominees, the Nominating and Corporate Governance Committee may take into consideration many other factors including, among other things, the candidates' character, integrity, judgment, independence, area of expertise, corporate experience, length of service, and potential conflicts of interest, the candidates' other commitments, diversity with respect to professional background, education, race, ethnicity, gender, age and geography, and the size and composition of our Board and the needs of our Board and its committees. Our Board and the Nominating and Corporate Governance Committee believe that a diverse, experienced and highly qualified board of directors fosters a robust, comprehensive and balanced decision-making process for the continued effective functioning of our Board and success of our company. Accordingly, through the nomination process, the Nominating and Corporate Governance Committee seeks to promote board membership that reflects diversity, factoring in gender, race, ethnicity, differences in professional background, education, skill, and experience, and other individual qualities and attributes that contribute to the total mix of viewpoints and experience. The Nominating and Corporate Governance Committee evaluates the foregoing factors, among others, and does not assign any particular weighting or priority to any of the factors.

The brief biographical description of each director set forth in "Proposal 1 – Election of Directors" includes the primary individual experience, qualifications, attributes and skills of each of our directors that led to the conclusion that each director should serve as a member of our Board at this time.

Proposal 1: Election of Directors

 **OUR BOARD RECOMMENDS A VOTE FOR MAX DE GROEN, STEVEN J. GOMO, AND MARK TEMPLETON AS CLASS I DIRECTORS.**

Our Board currently consists of nine members. Our directors are currently divided into three classes as follows:

- **Class I directors**: Max de Groen, Steven J. Gomo, and Mark Templeton, whose terms will expire at the Annual Meeting, unless re-elected.
- **Class II directors**: Craig Conway, Virginia Gambale, and Brian Stevens, whose terms will expire at the annual meeting of stockholders to be held after the end of the fiscal year ending July 31, 2024.
- **Class III directors**: David Humphrey, Rajiv Ramaswami, and Gayle Sheppard, whose terms will expire at the annual meeting of stockholders to be held after the end of the fiscal year ending July 31, 2025.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. While our classified board structure may delay or prevent a change of our management or a change of control of our company, our classified board structure is being phased out starting with the Annual Meeting. Accordingly, the directors whose terms will expire at the Annual Meeting will stand for election to serve for a one-year term instead of a three-year term.

Mr. de Groen, Mr. Gomo, and Mr. Templeton have each been nominated to continue to serve as Class I directors for a one-year term, and each of them has agreed to stand for re-election at the Annual Meeting. Our management has no reason to believe that Mr. de Groen, Mr. Gomo, and Mr. Templeton will be unable to serve as Class I directors. If elected at the Annual Meeting, Mr. de Groen, Mr. Gomo, and Mr. Templeton have each been nominated to continue to serve as Class I directors would each serve until the annual meeting of stockholders to be held after the end of fiscal year 2024 and until his successor has been duly elected, or if sooner, until his death, resignation or removal.

Vote Required

Directors are elected by the affirmative vote of a majority of the votes cast, meaning that the number of shares voted **FOR** a director's election exceeds the number of votes cast **AGAINST** such director's election. Withhold votes and broker non-votes have no legal effect on the outcome. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the three nominees named above. If any nominee becomes unavailable for election as a result of an unexpected occurrence, shares that would have been voted for that nominee will instead be voted for the election of a substitute nominee proposed by us. In October 2022, we amended and restated our Amended and Restated Bylaws to provide for majority voting in uncontested director elections and updated our corporate governance guidelines to require directors to tender an irrevocable offer to resign if they do not receive majority vote and our Board to accept such offer to resign absent a compelling reason.

Nominees

The Nominating and Corporate Governance Committee seeks to assemble a board of directors that, as a group, can best perpetuate the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of background and experience in various areas. To that end, the committee has identified and evaluated nominees in the broader context of our Board's overall composition, with the goal of recruiting members who complement and strengthen the skills of other members and who also exhibit integrity, collegiality, sound business judgment and other qualities deemed critical to effective functioning of our Board.

Set forth below is biographical information for the nominees and each person whose term of office as a director will continue after the Annual Meeting. This includes information regarding each director's experience, qualifications, attributes or skills that led our Board to recommend them for board service.

Class I Nominees for Re-Election at the Annual Meeting



Steven J. Gomo

Age: 71

Director since: 2015

Independent

Board Committees:
- Audit (Chair)
- Nominating and Corporate Governance

Other public boards during the past five years:
- Enphase Energy, Inc. (since 2011)
- Micron Technology, Inc. (since 2018)

Professional background

Mr. Gomo previously served as Executive Vice President, Finance and Chief Financial Officer of NetApp, Inc., a computer storage and data management company from October 2004 until December 2011, as well as Senior Vice President, Finance and Chief Financial Officer from August 2002 to September 2004. He has served as chair of the board and a director of Enphase Energy, Inc., a solar energy management device maker, since March 2011; and a member of the board of directors of Micron Technology, Inc., a developer and manufacturer of semiconductor memory products, since October 2018. Mr. Gomo also previously served on the board of directors of Solaria Corporation, a private provider of advanced solar energy products, from October 2019 until May 2023; NetSuite Inc., a business management software company, from March 2012 until it was acquired by Oracle Corporation in November 2016; and SanDisk Corporation, a flash memory storage solutions and software company, from December 2005 until the company was acquired by Western Digital Corporation in May 2016.

Education

B.S. in Business Administration from Oregon State University; M.B.A. from Santa Clara University.

Key skills and experience

Our Board believes that Mr. Gomo is qualified to serve as a member of our Board because of his substantial corporate governance, operational and financial expertise gained from holding various executive positions at publicly-traded technology companies and from serving on the board of directors of several public companies.



Max de Groen

Age: 38

Director since: 2020

Independent

Board Committees:
- Audit
- Compensation (Chair)

Other public boards during the past five years:
- None

Professional background

Mr. de Groen joined Bain Capital in 2011 and is currently a managing director in the Technology Vertical at Bain. Prior to joining Bain Capital Private Equity, Mr. de Groen was a consultant at The Boston Consulting Group, where he consulted in healthcare, financial services, and technology practice areas. Mr. de Groen currently serves on the board of directors of several private companies.

Education

B.S. in Finance from the University of Minnesota; M.B.A. from Harvard Business School.

Key skills and experience

Our Board believes that Mr. de Groen is qualified to serve as a member of our Board because of his significant corporate finance and business expertise gained from his experience in the venture capital and IT industries, including his time spent serving on the boards of directors of technology companies.



Mark Templeton

Age: 71

Director since: 2023

Independent

Board Committees:
- Compensation
- Security and Privacy

Other public boards during the past five years:
- Arista Networks, Inc. (since 2017)
- Health Catalyst, Inc. (since 2020)
- Equifax, Inc. (2008-2018)

Professional background

Mr. Templeton previously served as Chief Executive Officer of DigitalOcean, Inc., a cloud computing company, from June 2018 to August 2019. Prior to that, he was at Citrix Systems, Inc., a global provider of virtualization, mobility management, networking and software as service solutions, where he served as Chief Executive Officer from June 2001 to October 2015, President from January 1998 to October 2015, and Vice President, Marketing from June 1995 to January 1998. Mr. Templeton has served as a member of the board of directors of Health Catalyst, Inc., a provider of data and analytics technology and services to health care organizations, since July 2020 and Arista Networks, Inc., a cloud networking solutions company, since June 2017. He previously served as a member of the board of directors of Citrix Systems, Inc. from May 1998 to October 2015, Equifax, Inc., a consumer credit reporting agency, from February 2008 to November 2018 and Keysight Technologies, Inc., an electronics test and measurement equipment company, from December 2015 to July 2018. He also currently serves on the board of directors of several private companies.

Education

B.A. in Industrial and Product design from North Carolina State University; M.B.A. from the Darden School of Business at the University of Virginia.

Key skills and experience

Our Board believes that Mr. Templeton is qualified to serve as a member of our Board because of his extensive and broad management experience, gained from his background as the chief executive officer of multiple technology companies and from serving on the board of directors of several public companies, including his strong domain knowledge of both cloud and datacenter infrastructure software.

Class II Directors Continuing in Office Until the Annual Meeting of Stockholders After the End of the Fiscal Year Ending July 31, 2024



Craig Conway

Age: 69

Director since: 2017

Independent

Board Committees:
- Compensation
- Nominating and Corporate Governance

Other public boards during the past five years:
- Salesforce, Inc. (since 2005)
- Guidewire Software, Inc. (2010-2019)

Professional background

Mr. Conway previously served as President and Chief Executive Officer of PeopleSoft, Inc., an enterprise application software company, from 1999 to 2004. Mr. Conway also served as President and Chief Executive Officer of One Touch Systems from 1996 to 1999 and TGV Software from 1993 to 1996. Prior to that, Mr. Conway held executive management positions at a variety of leading technology companies, including Executive Vice President at Oracle Corporation. Mr. Conway has served as a member of the board of directors of Salesforce, Inc. (formerly known as salesforce.com, inc.), a cloud-based customer relationship management company, since October 2005. Mr. Conway previously served as a director of Advanced Micro Devices, Inc., a semiconductor company, from September 2009 until May 2013, and Guidewire Software, Inc., a provider of software products to insurance companies, from December 2010 until January 2019.

Education

B.S. in Computer Science and Mathematics, the State University of New York at Brockport.

Key skills and experience

Our Board believes that Mr. Conway is qualified to serve as a member of our Board because of his extensive and broad management experience, gained from his background as the chief executive officer of multiple technology companies and from serving on the board of directors of several public companies.



Virginia Gambale

Age: 64

Director since: 2020

Independent Chair of the Board since June 2021

Board Committees:
- Audit
- Nominating and Corporate Governance (Chair)

Other public boards during the past five years:
- EVERTEC, Inc. (since 2023)
- Jamf Holding Corp. (since 2021)
- Virtu Financial, Inc. (since 2020)
- FD Technologies plc (since 2015)
- Regis Corporation (2018-2021)
- JetBlue Airways Corporation (2006-2021)

Professional background

Ms. Gambale is Managing Partner of Azimuth Partners LLC, a technology advisory firm facilitating the growth and adoption of emerging technologies for financial services, consumer and technology companies. Prior to founding Azimuth Partners in 2003, Ms. Gambale held senior management positions at Merrill Lynch, Bankers Trust, Deutsche Bank and Marsh & McLennan. She was also the Head of Deutsche Bank Strategic Ventures, and subsequently a General Partner at Deutsche Bank Capital and ABS Ventures. Ms. Gambale currently serves on the boards of directors of: EVERTEC, Inc., a provider of merchant acquiring, payment services and business process management services, since May 2023; FD Technologies plc (formerly known as First Derivatives plc), a provider of software and consulting services, since March 2015; Virtu Financial, Inc., a financial services company, since January 2020; and Jamf Holding Corp., a provider of a management and security solution for an Apple-first environment, since May 2021. Ms. Gambale also currently serves on the board of directors of several private companies. She also previously served on numerous international public and private boards, including Core BTS, Regis Corporation, JetBlue Airways, Piper Jaffray, Workbrain, Synchronoss Technologies, IQ Financial, and Avellino Lab USA, Inc.

Education

B.S. in Mathematics and Computer Science from the New York Institute of Technology.

Key skills and experience

Our Board believes Ms. Gambale is qualified to serve as a member of our Board because of her extensive prior experience in senior leadership positions in finance and technology, as well as her time spent serving on the boards of numerous public and private companies.



Brian Stevens

Age: 60

Director since: 2019

Independent

Board Committees:
- Compensation
- Security and Privacy (Chair)

Other public boards during the past five years:
- Genpact Limited (since 2020)

Professional background

Mr. Stevens has served as Chief Executive Officer of Neuralmagic, Inc., a private machine learning company, since March 2021, and as its Executive Chairman from July 2019 until March 2021. Mr. Stevens has also served as a member of the board of directors of Genpact Limited, an IT services company, since May 2020. He previously served as Chief Technology Officer from April 2017 to May 2019 and as Vice President of Product from September 2014 to May 2019 of Google Cloud, where he was responsible for leading the technology vision for Google's public cloud offering. Prior to Google, from November 2001 until September 2014, Mr. Stevens served in various positions at Red Hat, Inc., an open source solutions company, including as Chief Technology Officer and Executive Vice President of Worldwide Engineering from September 2013 until September 2014. Mr. Stevens has also served on various boards in the past, including the American Red Cross, IEEE, Pentaho, Data Gravity, and the Open Stack Foundation.

Education

B.S. in Computer Science from the University of New Hampshire; M.S. in Computer Systems from Rensselaer Polytechnic Institute.

Key skills and experience

Our Board believes Mr. Stevens is qualified to serve as a member of our Board because of his extensive business experience and expertise in our industry, gained from his substantial leadership roles as well as his time spent serving on the boards of other technology companies.

Class III Directors Continuing in Office Until the Annual Meeting of Stockholders After the End of the Fiscal Year Ending July 31, 2025



David Humphrey

Age: 46

Director since: 2020

Independent

Board Committees:
- Nominating and Corporate Governance
- Security and Privacy

Other public boards during the past five years:
- NortonLifeLock Inc. (2016-2021)
- Genpact Limited (2012-2019)

Professional background

Mr. Humphrey is currently a managing director in the Technology, Media and Telecommunications Vertical and Co-Head of Bain Capital's North America Private Equity businesses. Prior to joining Bain Capital Private Equity, Mr. Humphrey was an investment banker in the mergers and acquisitions group at Lehman Brothers where he advised companies on mergers and acquisitions across a range of industries. Mr. Humphrey previously served as a member of the boards of directors of NortonLifeLock Inc. (formerly known as Symantec Corporation), a cybersecurity software and services company, from August 2016 until January 2021, Genpact Limited, an IT services company, from October 2012 to November 2019, and Bright Horizons Family Solutions Inc., a child-care services company, from May 2008 to June 2017. Mr. Humphrey currently also serves on the board of directors of several private companies.

Education

B.A. in Economics from Harvard College; M.B.A. from Harvard Business School.

Key skills and experience

Our Board believes that Mr. Humphrey is qualified to serve as a member of our Board because of his significant corporate finance and business expertise gained from his experience in the venture capital and IT industries, including his time spent serving on the boards of directors of various technology companies.



Rajiv Ramaswami

Age: 57

Director since: 2020

President and CEO

Board Committees:
- None

Other public boards during the past five years:
- NeoPhotonics Corporation (2014-2022)

Professional background

Mr. Ramaswami has served as our President and Chief Executive Officer since December 2020. A seasoned technology industry executive, Mr. Ramaswami has more than 30 years of experience spanning software, cloud services, and network infrastructure. He brings to our company a proven track record of building and scaling enterprises and teams, having a strong customer-centric approach, operational execution and developing innovative products and solutions to drive growth and value creation. Prior to joining Nutanix, Mr. Ramaswami served as Chief Operating Officer of Products and Cloud Services at VMware from October 2016 until December 2020. From April 2016 to October 2016, Mr. Ramaswami led VMware's Networking and Security business as Executive Vice President and General Manager. Mr. Ramaswami served as Executive Vice President and General Manager, Infrastructure and Networking at Broadcom from February 2010 to January 2016, where he established Broadcom as a leader in data center, enterprise, and carrier networking. Prior to Broadcom, he served in multiple General Manager roles at Cisco across switching, data center, storage and optical networking business units. Earlier in his career, he held various leadership positions at Nortel, Tellabs, and IBM. Mr. Ramaswami also served as a member of the board of directors of NeoPhotonics Corporation, a manufacturer of telecommunications circuits, from March 2014 to August 2022. Mr. Ramaswami is an Institute of Electrical and Electronics Engineers Fellow and holds 36 patents, primarily in optical networking.

Education

B.Tech. in Electrical Engineering from the Indian Institute of Technology, Madras; M.S. and Ph.D. in Electrical Engineering from the University of California, Berkeley.

Key skills and experience

Our Board believes that Mr. Ramaswami's extensive business experience and expertise in the technology industry, gained from his executive leadership roles at other technology companies, as well as the perspective and experience that Mr. Ramaswami brings as our President and Chief Executive Officer, uniquely qualify him to serve on our Board.



Gayle Sheppard

Age: 69
Director since: 2022
Independent

Board Committees:
- Audit
- Security and Privacy

Other public boards during the past five years:
- Envista Holdings Corporation (2020-2021)

Professional background

Ms. Sheppard previously served as Chief Executive Officer of Bright Machines, Inc., a software-defined factory automation company. Ms. Sheppard also previously served as Corporate Vice President and Chief Technology Officer for Microsoft Asia where she was responsible for establishing the vision, strategy and execution programs for customer and partner co-innovation and digital transformation. Prior to that, Ms. Sheppard served as the Head of Global Expansion and Digital Transformation for Microsoft Cloud and AI, where she was responsible for the vision, strategy, and long-range P&L for growing Microsoft's global Cloud Services and working with customers who are implementing multiyear digital innovation and modernization strategies and as the Corporate Vice President of Azure Data at Microsoft. Earlier in her career, she served as Vice President and General Manager of the Saffron AI/ML Division, Intel Corporation, and held various leadership positions at Saffron Technology, Inc., Ketera Technologies, Inc., and J.D. Edwards, Inc. She has founded, created, or contributed to start-up and Fortune 100 companies focused on Artificial Intelligence platforms, solutions in business and consumer markets, and digitization of business in a wide variety of industries. Ms. Sheppard previously served as a member of the board of directors of Envista Holdings Corporation, a medical technology holding company, from July 2020 until November 2021.

Education

B.S. in Business Administration from University of South Florida.

Key skills and experience

Our Board believes that Ms. Sheppard is qualified to serve as a member of our Board based on her extensive global business experience and deep technology expertise.

Director Compensation

Non-Employee Director Compensation Policy

Members of our Board who are not employees or officers of our company ("non-employee directors") receive compensation for their service.

The Compensation Committee reviews the total compensation of our non-employee directors and each element of our outside director compensation policy annually. At the direction of the Compensation Committee, Compensia, Inc. ("Compensia"), a nationally recognized compensation consulting firm, annually analyzes the competitive position of our outside director compensation policy against the peer group used for executive compensation purposes. For a more detailed description of the role of Compensia, the Compensation Committee's independent compensation consultant, please refer to the section titled "Executive Compensation – Compensation Discussion and Analysis – Compensation-Setting Process – Role of Compensation Consultant." Under our amended and restated outside director compensation policy, each non-employee director is entitled to receive (i) an annual RSU award on the date of each annual meeting of stockholders with a total dollar value of $250,000 for the director's service as a board member (pro-rated for directors who first become a non-employee director other than at an annual meeting) that will vest on the earlier to occur of the day prior to the next occurring annual meeting or the one-year anniversary of the date of grant, subject to continued service, and (ii) annual cash retainers, payable quarterly in arrears, for the director's service as follows:

Annual RSU Award	
Board Member	$ 250,000

Annual Cash Retainer	
Board Member	$ 50,000

Additional Annual Cash Retainers	
Board Chair	$ 107,500[1]
Lead Independent Director	$ 47,500

Additional Annual Cash Retainers for Committee Service	Chair	Member
Audit Committee	$ 30,000	$ 12,500
Compensation Committee	$ 20,000	$ 10,000
Nominating and Corporate Governance Committee	$ 15,000	$ 7,500
Security and Privacy Committee	$ 15,000	$ 7,500

(1) The additional annual cash retainer for service as Board Chair was increased from $87,500 to $107,500 in September 2022.

Non-employee directors receive no other form of remuneration, perquisites or benefits, but are reimbursed for their reasonable travel expenses incurred in attending board and committee meetings.

Our 2016 Equity Incentive Plan provides that, in any fiscal year, none of our non-employee directors may be granted cash-settled awards with a grant date fair value of more than $750,000 (or, in connection with a director's initial service, $1.5 million) or stock-settled awards with a grant date fair value of more than $750,000 (or, in connection with a director's initial service, $1.5 million).

Fiscal Year 2023 Director Compensation Table

The following table provides information for all compensation awarded to, earned by or paid to each person who served as a non-employee director for all, or a portion of the fiscal year ended July 31, 2023, or a portion thereof. Mr. Ramaswami, our President and CEO, did not receive compensation for his service as a director. The compensation received by Mr. Ramaswami as an employee is shown in "Executive Compensation – Executive Compensation Tables – Fiscal Year 2023 Summary Compensation Table."

Name	Fees Earned or Paid in Cash ($)	Stock Awards[1] ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Craig Conway	66,616	271,920	—	—	—	—	338,536
Max de Groen	81,336	271,920	—	—	—	—	353,256
Virginia Gambale	182,089	271,920	—	—	—	—	454,009
Steven J. Gomo	87,740	271,920	—	—	—	—	359,660
David Humphrey	64,359	271,920	—	—	—	—	336,279
Gayle Sheppard	67,500	271,920	—	—	—	—	339,420
Brian Stevens	74,096	271,920	—	—	—	—	346,016
Mark Templeton[2]	1,096	101,636	—	—	—	—	102,732

(1) The amounts reported in this column represent the aggregate grant date fair value of the RSUs granted, as computed in accordance with ASC Topic 718. The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements included in our Annual Report on Form 10-K for our fiscal year ended July 31, 2023 filed with the SEC on September 21, 2023. These amounts do not necessarily reflect the actual economic value that may ultimately be realized by the director.

(2) Mr. Templeton was appointed to our Board on July 24, 2023 and received a prorated annual RSU grant under our amended and restated outside director compensation policy.

Outstanding Director Equity Awards at Fiscal Year 2023 Year-End Table

Our non-employee directors held the following outstanding option and RSU awards as of July 31, 2023. The table excludes Mr. Ramaswami, whose outstanding awards are reflected in the section titled "Executive Compensation – Executive Compensation Tables – Outstanding Equity Awards at Fiscal Year 2023 Year-End Table."

Name	# of Outstanding Options (in shares)	# of Outstanding RSUs (in shares)
Craig Conway	—	8,682
Max de Groen	—	8,682
Virginia Gambale	—	8,682
Steven J. Gomo	—	8,682
David Humphrey	—	8,682
Gayle Sheppard	—	8,682
Brian Stevens	—	8,682
Mark Templeton[1]	—	3,389

(1) Mr. Templeton was appointed to our Board on July 24, 2023, and received a prorated annual RSU grant under our amended and restated outside director compensation policy.

Stock Ownership Guidelines

Our stock ownership guidelines provide that each non-employee director is expected to attain a minimum share ownership position with an aggregate value equal to the value of his or her annual equity award for service on our Board (not including any equity awards for serving as lead independent director or a member or chair of any committees) as follows: (i) for Mr. Conway and Mr. Gomo, by our 2020 annual meeting of stockholders, (ii) for Mr. Stevens, who joined our Board in June 2019, by our 2022 annual meeting of stockholders, (iii) for each of Ms. Gambale and Messrs. de Groen and Humphrey, who joined our Board in June 2020, September 2020, and September 2020, respectively, by the Annual Meeting, (iv) for Ms. Sheppard, by the annual stockholders meeting to occur after our fiscal year ending July 31, 2025, (v) for Mr. Templeton, by the annual stockholders meeting to occur after our fiscal year ending July 31, 2026, and (vi) for any new directors, by the fourth annual stockholders meeting after the date such director joined our Board.

Certain Relationships and Related Party Transactions

Policies and Procedures for Related Party Transactions

We have a formal written policy providing that our executive officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of our common stock and any member of the immediate family of any of the foregoing persons, is not permitted to enter into a related party transaction with us without the consent of the Audit Committee, subject to the exceptions described below.

In approving or rejecting any such proposal, the Audit Committee is to consider the relevant facts and circumstances available and deemed relevant to the Audit Committee, including, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, and the extent of the related party's interest in the transaction. The Audit Committee has determined that certain transactions will not require audit committee approval, including certain employment arrangements of executive officers, director compensation, transactions with another company at which a related party's only relationship is as a non-executive employee, director or beneficial owner of less than 10% of that company's shares and the aggregate amount involved does not exceed the greater of $200,000 or 2% of the recipient's consolidated gross revenues in any fiscal year, transactions where a related party's interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis, and transactions available to all employees generally.

Related Party Transactions

Except for the executive officer and director compensation arrangements discussed in the sections titled "Corporate Governance - Director Compensation" and "Executive Compensation," there has not been, nor is there currently proposed any transaction in which:

- we have been or are to be a participant;
- the amounts involved exceeded or will exceed $120,000; and
- any of our directors, nominees for election as directors, executive officers or beneficial holders of more than 5% of any class of our capital stock, or entities affiliated with them, or any immediate family members of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest.

AUDIT COMMITTEE MATTERS

Proposal 2: Ratification of Selection of Independent Registered Public Accounting Firm

> ✓ OUR BOARD RECOMMENDS A **VOTE FOR** THIS PROPOSAL 2.

The Audit Committee has re-appointed Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending July 31, 2024, and has further directed that management submit this selection for ratification by our stockholders at the Annual Meeting. Although ratification by our stockholders is not required by law, we have determined that it is good practice to request ratification of this selection by our stockholders. In the event that Deloitte & Touche LLP is not ratified by our stockholders, the Audit Committee will review its future selection of Deloitte & Touche LLP as our independent registered public accounting firm.

Deloitte & Touche LLP audited our financial statements for the fiscal years ended July 31, 2021, 2022 and 2023. Representatives of Deloitte & Touche LLP are expected to be present during the Annual Meeting, where they will be available to respond to appropriate questions and, if they desire, to make a statement.

Our Board is submitting this selection as a matter of good corporate governance and because we value our stockholders' views on our independent registered public accounting firm. Neither our Amended and Restated Bylaws nor other governing documents or law require stockholder ratification of the selection of our independent registered public accounting firm. If the stockholders fail to ratify this selection, our Board will reconsider whether or not to retain that firm. Even if the selection is ratified, our Board may direct the appointment of different independent auditors at any time during the year if they determine that such a change would be in the best interests of our company and our stockholders. Our Board unanimously recommends a vote **FOR** the approval of the ratification of our auditors.

Vote Required

An affirmative vote from holders of a majority in voting power of the shares present at the Annual Meeting or represented by proxy and entitled to vote on the proposal will be required to ratify the selection of Deloitte & Touche LLP. Abstentions will have the effect of a vote **AGAINST** the proposal and broker non-votes will have no effect.

Principal Accountant Fees and Services

The following table provides the aggregate fees for services provided by Deloitte & Touche LLP for the fiscal years ended July 31, 2022 and 2023.

	Fiscal Year Ended July 31,	
	2022 ($)	2023 ($)
Audit fees[1]	3,574,000	5,008,855
Audit-related fees[2]	—	—
Tax fees[3]	548,816	731,810
TOTAL FEES	**4,122,816**	**5,740,665**

(1) Consists of fees billed for professional services rendered in connection with the audit of our consolidated financial statements, including audited financial statements presented in our Annual Report on Form 10-K, review of the interim consolidated financial statements included in our quarterly reports, services normally provided in connection with regulatory filings and, for the fiscal year ended July 31, 2023, also includes fees incurred in connection with the Audit Committee's previously completed investigation.

(2) Consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees."

(3) Consists of fees billed for professional services for tax compliance, tax advice and tax planning. These services include assistance regarding federal, state and international tax compliance.

Pre-Approval Policies and Procedures

Consistent with the requirements of the SEC and the Public Company Accounting Oversight Board, regarding auditor independence, the Audit Committee has responsibility for appointing, setting compensation, retaining and overseeing the work of our independent registered public accounting firm. In recognition of this responsibility, the Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm, Deloitte & Touche LLP. The policy generally pre-approves specified services in the defined categories of audit services, audit-related services and tax services up to specified amounts. Pre-approval may also be given as part of the Audit Committee's approval of the scope of the engagement of the independent auditor or on an individual, explicit, case-by-case basis before the independent auditor is engaged to provide each service.

All of the services provided by Deloitte & Touche LLP for the fiscal years ended July 31, 2022 and 2023 described above were pre-approved by the Audit Committee. The Audit Committee has determined that the rendering of services other than audit services by Deloitte & Touche LLP is compatible with maintaining the principal accountant's independence.

Report of the Audit Committee

The Audit Committee has reviewed and discussed the audited financial statements for the fiscal year ended July 31, 2023 with the management of Nutanix. The Audit Committee has discussed with Nutanix's independent registered public accounting firm, Deloitte & Touche LLP, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC. The Audit Committee has also received the written disclosures and the letter from its independent registered public accounting firm required by applicable requirements of the PCAOB regarding the independent accountants' communications with the audit committee concerning independence and has discussed with the independent registered public accounting firm the accounting firm's independence. Based on the foregoing, the Audit Committee has recommended to our Board that the audited financial statements be included in Nutanix's Annual Report on Form 10-K for the fiscal year ended July 31, 2023.

The Audit Committee

Steven J. Gomo (Chair)
Max de Groen
Virginia Gambale
Gayle Sheppard (joined the Committee on September 13, 2023)

The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing by Nutanix under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

EXECUTIVE OFFICERS

The following is biographical information for our current executive officers as of the date of this proxy statement:

Name	Age	Position/Office
Rajiv Ramaswami	57	President and Chief Executive Officer
Rukmini Sivaraman	42	Chief Financial Officer
David Sangster	59	Chief Operating Officer
Tyler Wall	57	Chief Legal Officer

Our Board chooses our executive officers, who then serve at our Board's discretion. There are no family relationships among any of our directors or executive officers.

For biographical information regarding Mr. Ramaswami, please refer to the section above titled "Proposal 1 – Election of Directors."

Rukmini Sivaraman has served as our Chief Financial Officer since May 2022. Ms. Sivaraman previously served as our Senior Vice President, FP&A and Strategic Finance from January 2022 to May 2022. Prior to that, she served in various roles at our company, including as Senior Vice President of Strategic Finance, Chief People Officer and Senior Vice President of People and Business Operations. Prior to joining us, Ms. Sivaraman served as an investment banker at Goldman Sachs from June 2009 to March 2017. Ms. Sivaraman holds an M.B.A. from the Kellogg School of Management at Northwestern University and an M.S. in Electrical Engineering from the University of Michigan at Ann Arbor.

David Sangster has served as our Chief Operating Officer since March 2019 and was our Executive Vice President, Engineering & Operations from February 2018 to March 2019, our Executive Vice President, Support & Operations from February 2016 to February 2018, our Senior Vice President, Operations from April 2014 to February 2016, and Vice President, Operations from December 2011 to April 2014. Prior to joining us, Mr. Sangster served as Vice President, Manufacturing Technology at EMC Corporation, an IT storage hardware solutions company, from July 2009 to December 2011. Mr. Sangster holds a B.S. in Mechanical Engineering from Massachusetts Institute of Technology, an M.S. in Manufacturing Systems Engineering from Stanford University, and an M.B.A. in Operations and Marketing from Santa Clara University.

Tyler Wall has served as our Chief Legal Officer since November 2017. Prior to joining us, Mr. Wall was the Senior Vice President, General Counsel, at Red Book Connect, LLC, a restaurant industry SaaS and technology solutions company, from April 2014 to September 2017. Prior to that, Mr. Wall was the Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary at Brocade, a supplier of networking hardware, software, and services, from 2005 to April 2014. Mr. Wall holds a B.S. in Economics from University of Utah, a J.D. from Santa Clara University - School of Law, and an M.B.A. from Santa Clara University – School of Business.

EXECUTIVE COMPENSATION

Proposal 3: Advisory Vote to Approve the Compensation of Our Named Executive Officers

> **✓ OUR BOARD RECOMMENDS A VOTE FOR THIS PROPOSAL 3.**

Section 14A of the Exchange Act enables our stockholders to vote whether to approve, on an advisory or non-binding basis, the compensation of our named executive officers. This vote, commonly known as a "say-on-pay" vote, gives our stockholders the opportunity to express their views on our named executive officers' compensation as a whole. This vote is not intended to address any specific item of compensation or any specific named executive officer, but rather the overall compensation of all our named executive officers and the philosophy, policies and practices described in this proxy statement.

The say-on-pay vote is advisory, and therefore not binding on us. The say-on-pay vote will, however, provide information to us regarding stockholder sentiment about our executive compensation philosophy, policies and practices, which the Compensation Committee will be able to consider when determining executive compensation for the remainder of the current fiscal year and beyond. Our Board and the Compensation Committee value the opinions of our stockholders and to the extent there is any significant vote against the named executive officer compensation as disclosed in this proxy statement, we will communicate directly with stockholders to better understand the concerns that influenced the vote, consider these concerns, and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

We believe that the information provided in the "Executive Compensation" section of this proxy statement, and in particular the information discussed in "Executive Compensation – Compensation Discussion and Analysis," demonstrates that our executive compensation program was designed appropriately and is working to ensure management's interests are aligned with our stockholders' interests to support long-term value creation. Accordingly, our Board unanimously recommends that our stockholders vote **FOR** the following resolution at the Annual Meeting:

> **RESOLVED**, that the stockholders approve, on a non-binding advisory basis, the compensation paid to our named executive officers as disclosed in the proxy statement for the Annual Meeting pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including in the Compensation Discussion and Analysis, the compensation tables and the narrative discussions that accompany the compensation tables.

Vote Required

The non-binding advisory vote on named executive officer compensation requires the affirmative vote of a majority of the voting power of the shares present at the Annual Meeting or represented by proxy and entitled to vote on the proposal. Abstentions will have the effect of a vote **AGAINST** the proposal and broker non-votes will have no effect.

Compensation Discussion and Analysis

The compensation provided to our named executive officers for fiscal year 2023 is set forth in detail in the "Fiscal Year 2023 Summary Compensation Table" and the other tables that follow this Compensation Discussion and Analysis. The following discussion provides an overview of our executive compensation philosophy, the overall objectives of our executive compensation program, and each component of compensation that we provide to our named executive officers. In addition, we explain how and why the Compensation Committee arrived at the specific compensation policies and decisions for our named executive officers. The following are our named executive officers for fiscal year 2023:

- Rajiv Ramaswami, our President and Chief Executive Officer;
- Rukmini Sivaraman, our Chief Financial Officer;
- David M. Sangster, our Chief Operating Officer; and
- Tyler Wall, our Chief Legal Officer.

The Board has delegated to the Compensation Committee the authority and responsibility for establishing and overseeing base salaries, administering the incentive compensation programs, and establishing and overseeing other forms of compensation for our executive officers, general remuneration policies for the balance of our employee population, and for overseeing and administering our equity incentive and benefit plans.

Fiscal Year 2023 Financial and Performance Highlights

$956.8 million	$1.56 billion	$207.0 million
ACV Billings[1]	Annual Recurring Revenue[1]	Free Cash Flow[2]
▲ **27%** increase compared to FY 2022	▲ **30%** increase compared to the end of FY 2022	▲ **$188.5** million increase compared to FY 2022

(1) See Appendix A for details on how we define ACV billings and annual recurring revenue, why we monitor these performance measures, and limitations on their use. There is no GAAP measure that is comparable to ACV billings or annual recurring revenue, so we have not reconciled the ACV billings or annual recurring revenue data included herein to any GAAP measure.

(2) Free cash flow is a non-GAAP financial measure. See Appendix A for details on how we define free cash flow, why we monitor this measure, and limitations on its use as well as a reconciliation of free cash flow to net cash provided by operating activities, which is the GAAP measure most comparable to free cash flow.

Fiscal year 2023 demonstrated the benefits of our subscription-based business model, showing healthy year-over-year top line growth and sharp year-over-year improvements in profitability and free cash flow despite macroeconomic uncertainty. Year-over-year ACV billings growth was 27% for the second consecutive fiscal year. Annual recurring revenue as of the end of fiscal year 2023 increased to $1.56 billion, representing a 30% increase compared to the end of fiscal year 2022, and free cash flow was $207.0 million, an increase of $189 million compared to fiscal year 2022.

Beyond these financial accomplishments, we successfully extended our hybrid multicloud platform with the general availability of Nutanix Cloud Clusters on Microsoft Azure, launched new products in multiple areas, and defined our data services vision for enabling companies to build portable applications. Our go-to-market strategy helped us close major deals as we effectively demonstrated our contribution to customer transformation initiatives. Importantly, we continued to delight our customers, as reflected by our seven-year average Net Promoter Score of 91.

Executive Compensation Practices

We strive to maintain sound governance standards consistent with our executive compensation policies and practices. The Compensation Committee evaluates our executive compensation program on a regular basis to ensure consistency with our short-term and long-term goals, given the dynamic nature of our business and the market in which we compete for executive talent. The following policies and practices were in effect during fiscal year 2023:

WHAT WE DO	WHAT WE DON'T DO
✓ Emphasize performance-based compensation with a balance between short-term and long-term incentives	⊗ No retirement or pension-type plans other than the standard 401(k) plan offered to all employees
✓ Maintain a 100% independent compensation committee	⊗ No perquisites or personal benefits, other than standard benefits typically received by other employees
✓ Engage an independent compensation consultant to advise the Compensation Committee	⊗ No tax gross-ups for change of control payments and benefits
✓ Review (at least annually) executive compensation strategy, potential risks, and compensation practices/ levels of our selected compensation peer companies	⊗ No short sales, hedging, or pledging of stock ownership positions and transactions involving derivatives of our common stock
✓ Align our compensation program with the interests of our stockholders through a focus on equity-based awards for executives and directors	⊗ No strict benchmarking of compensation to a specific percentile of our compensation peer group

WHAT WE DO	WHAT WE DON'T DO
✓ Emphasize performance-based restricted stock unit ("PRSU") awards over a multi-year performance period as a key component of our executive officers' compensation	⊗ No "single-trigger" payments or equity acceleration upon a change of control
✓ Place our executive officers in the same broad-based company health and welfare benefits programs as other full-time salaried employees	⊗ No guaranteed salary increases, annual incentive awards, or long-term incentive awards
✓ Maintain robust director stock ownership guidelines	
✓ Hold an annual advisory say-on-pay vote on named executive officer compensation	

Say-on-Pay Vote on Named Executive Officer Compensation and Say-on-Pay Frequency Vote and Effect of Most Recent Say-on-Pay Vote

At the Annual Meeting, we will conduct a non-binding, advisory vote on the compensation of our named executive officers, also known as a "say-on-pay vote," as described in Proposal 3 of this proxy statement. We previously determined to hold a say-on-pay vote every year consistent with our stockholders' approval, on a non-binding, advisory basis, at our 2018 annual meeting of stockholders, to hold stockholder advisory votes on the compensation of our named executive officers every year.

Say-on-Pay Vote Results at 2022 Annual Meeting of Stockholders



>95%
Approval

The Compensation Committee considers the results of the say-on-pay vote and stockholder feedback on our executive compensation program as part of its annual review of executive compensation. Based on stockholders' strong support of our compensation program at our 2022 annual meeting, the Compensation Committee determined not to make significant changes to our existing executive compensation program and policies. The Compensation Committee currently intends to continue to consider the results of the annual say-on-pay vote and stockholder feedback as data points in making executive compensation decisions.

Executive Compensation Philosophy

Our executive compensation program is designed to attract, motivate, and retain highly qualified executive officers who drive our success and to align the interests of our executive officers with the long-term interests of our stockholders. This section provides an overview of our executive compensation philosophy and the overall objectives of our executive compensation program.

Our goal is to create a premier enterprise cloud platform software company, and our compensation philosophy is singularly focused on the achievement of that goal. Our executive compensation program is designed to achieve this goal through four key objectives:

Attracting and Retaining Talent in a Competitive Industry

- We operate in a highly competitive business environment characterized by a rapidly changing market and frequent technological advances, and we expect competition among companies in our market to continue to increase.
- We actively compete with many other companies in seeking to attract and retain skilled executive leaders who have successfully and rapidly scaled and managed multi-billion-dollar software businesses.

EXECUTIVE COMPENSATION
Compensation Discussion and Analysis

- Attraction and retention are uniquely challenging in the San Francisco Bay Area and Silicon Valley, where our headquarters are located and where technology companies have a substantial presence. The competition for highly qualified talent is particularly fierce in the software space, where we often compete against larger players with substantial resources.

- We have responded to this intense competition for talent by implementing compensation policies and practices designed to attract and motivate our executive officers to pursue our corporate objectives while also promoting their retention and incentivizing them to drive long-term value for our stockholders as we grow into a premiere enterprise cloud platform company.

Incentivizing Growth Against Strategic Objectives and Expanding Market Share

- We have structured our executive compensation program to align with our strategy by adopting a mix of short-term and long-term incentives, which we believe will motivate our executive officers to execute against our short-term and long-term goals.

Aligning Executive and Stockholder Value

- Our executive compensation program combines short-term and long-term components, including base salary, annual incentives, and long-term equity-based awards.

- We firmly believe our executive officers should share in the ownership of our company. Therefore, equity compensation represents the substantial majority of our executive compensation packages, which we believe best aligns the interests of our executives with those of our stockholders.

Managing the Business Through an Ever-Changing Operating Landscape

- In the past several years, we experienced a high level of growth while also transitioning to a subscription-based business model. Our current business strategy is focused on maintaining a good balance of growth and profitability.

- To successfully execute on our strategy in this dynamic environment, we need to recruit, incentivize, and retain talented and seasoned leaders who can execute at the highest level and deliver stockholder value.

- The Compensation Committee regularly reviews and adjusts our executive compensation program to align with the maturity, size, scale, growth, and aspirations of our business. Due to the dynamic nature of our industry and our business, we expect to continue to adjust our approach to executive compensation to respond to our needs and market conditions as they evolve.

Components of our Executive Compensation Program

Our executive compensation program consists of the following primary components:

- base salary;
- annual incentive opportunities targeted as a percentage of base salary and paid based on actual results; and
- long-term incentive compensation in the form of equity awards.

We also provide our executive officers with severance and change of control-related protections, comprehensive employee benefit programs, such as medical, dental, and vision insurance, a 401(k) plan, life and disability insurance, flexible spending accounts, an employee stock purchase plan, and other plans and programs generally made available to other full-time salaried employees.

We believe these components provide a compensation package that attracts and retains qualified individuals, links individual compensation opportunities to both individual and company performance, focuses the efforts of our named executive officers and other executive officers on the achievement of both our short-term and long-term objectives and aligns the interests of our executive officers with those of our stockholders. Further, our executive compensation program encourages a long-term focus by placing a heavy emphasis on equity awards, the value of which depends on our stock price performance and our ability to execute against our long-term objectives.

36   nutanix.   2023 PROXY STATEMENT

Fiscal Year 2023 Compensation Mix

The mix of target total direct compensation for Mr. Ramaswami and our other named executive officers for fiscal year 2023 was as follows:



Fiscal Year 2023 Pay Mix – CEO

7% Target Bonus — 7% Base Salary

93% VARIABLE PAY (AT RISK)

86% Long-Term Incentive (based on targeted value)



Fiscal Year 2023 Pay Mix – Other NEOs

9% Target Bonus — 13% Base Salary

87% VARIABLE PAY (AT RISK)

78% Long-Term Incentive (based on targeted value)

Base Salaries

We pay base salaries to our executive officers, including our named executive officers, to compensate them for services rendered during the year and provide predictable income. Generally, we establish the initial base salaries of our executive officers at the time we hire the individual executive officer, based on a consideration of the executive officer's experience, skills, knowledge, and scope of responsibilities, as well as benchmarking against our compensation peer group. In addition, the competition in the market from which we recruit plays a role in setting salary levels due to the difficulty in recruiting candidates with the level of talent and experience we believe are necessary for us to execute on our business and growth plans. We do not apply specific formulas to determine changes in salaries. Our executive officers' salaries are reviewed on an annual basis by our CEO and the Compensation Committee (other than the CEO's salary, which is reviewed and determined solely by the Compensation Committee) and may be adjusted based on a number of factors, including relevant market data, individual experience and performance, and internal equity.

Fiscal Year 2023 Base Salaries

In August 2022, as part of its review of our executive compensation program, the Compensation Committee set annual base salaries for our named executive officers for fiscal year 2023, effective as of August 1, 2022. Based on its review, the Compensation Committee did not change the annual base salaries for Messrs. Ramaswami, Sangster, and Wall. Ms. Sivaraman's annual base salary was increased from $420,000 to $450,000 to reflect her performance in her role as well as the relevant market data for comparable positions among peer group companies.

Named Executive Officer	Fiscal Year 2023 Base Salary[1] ($)	Change From Fiscal Year 2022
Rajiv Ramaswami	800,000	0%
Rukmini Sivaraman	450,000	7.1%
David Sangster	475,000	0%
Tyler Wall	475,000	0%

(1) As of July 31, 2023.

Target and Actual Annual Incentive Compensation

For fiscal year 2023, each of our named executive officers participated in our Executive Incentive Compensation Plan. The Executive Incentive Compensation Plan allows the Compensation Committee to establish incentive awards, generally payable in cash, for employees selected by the Compensation Committee, including our named executive officers. Under the Executive Incentive Compensation Plan, the Compensation Committee determines the performance goals, if any, applicable to any award or portion of an award and may choose the performance goals from a wide range of possible metrics as set forth in the Executive Incentive Compensation Plan. The performance goals may differ from participant to participant and from year to year.

Each year, the Compensation Committee determines the terms and conditions for our Executive Incentive Compensation Plan for the year. For fiscal year 2023, the Compensation Committee adopted and approved target annual incentive amounts for each of our named executive officers, as well as the terms and conditions for fiscal year 2023. Prior to fiscal year 2023, the Executive Incentive Compensation Plan included two discrete 6-month performance periods. Fiscal year 2023 was the first year for which our executive officers' incentive compensation under the Executive Incentive Compensation Plan was earned based on full-year performance.

Fiscal Year 2023 Target Annual Incentive Opportunities

The Compensation Committee designed the fiscal year 2023 Executive Incentive Compensation Plan to align with key performance measures that it believes to be appropriate indicators of our company's success and reflective of a subscription-based business model. In August 2022, following its review of a market analysis prepared by Compensia, the Compensation Committee determined the target annual incentive opportunities for each of Messrs. Ramaswami, Sangster, and Wall, and Ms. Sivaraman as part of its annual compensation review for our executive officers. Ms. Sivaraman's target annual incentive opportunity was increased from 70% to 75% for fiscal year 2023 to generally align with other officers at her level and based on the market data for comparable positions among peer group companies. The target annual incentive opportunities established under the fiscal year 2023 Executive Incentive Compensation Plan for our named executive officers were as follows:

Named Executive Officer	FY2023 Annual Incentive Target ($)	Annual Incentive Target (as % of Base Salary)	Change From Fiscal Year 2022
Rajiv Ramaswami	800,000	100%	0%
Rukmini Sivaraman	337,500	75%	+5%
David Sangster	356,250	75%	0%
Tyler Wall	356,250	75%	0%

Fiscal Year 2023 Executive Incentive Compensation Plan

Based on a review of market practices and on consultation with both management and its independent consultant, the committee approved several key design changes to our fiscal year 2023 Executive Incentive Compensation Plan intended to enhance the pay-for-performance alignment of our program and better balance growth and profitability metrics:

- We transitioned from two discrete performance measurement periods to one performance period covering the entirety of fiscal year 2023. The Compensation Committee approved annual performance goals as detailed below.
- Annual Recurring Revenue ("ARR") was selected as the performance metric to reflect our topline growth during our transition to a subscription model. ARR is a more widely recognized measure among our compensation peer companies and other subscription-based software companies, and we believe appropriately reflects the trajectory of our topline growth.
- We eliminated the use of a gating threshold for achievement of any payout under the plan. However, each fiscal year 2023 performance metric has a threshold level of performance below which no payout is earned for that individual metric. The Committee believes this change recognizes the relative importance of the performance measures and aligns more closely with market-based annual incentive design practices.
- We increased the weighting of the expense performance metric as we strove to drive profitable growth to create value for our stockholders.

In the first fiscal quarter of 2023, the Compensation Committee approved corporate objectives for the fiscal year 2023 Executive Incentive Compensation Plan that were aligned with our annual operating plan. The fiscal year 2023 Executive Incentive Compensation Plan provided for potential performance-based incentive payouts to our named executive officers based on three general performance components. The levels of achievement aligned to a target-level payout were determined to be challenging and requiring substantial skill and effort on the part of senior management and were weighted based on relative importance. In addition, each named executive officer's potential payout was subject to upward or downward adjustment based on a holistic assessment of individual performance.

The Compensation Committee approved the use of the performance metrics below for the fiscal year 2023 Executive Incentive Compensation Plan:

Performance Metric	Definition	Importance of the Performance Metric
Annual Recurring Revenue	For any given period, the sum of the Annual Contract Value ("ACV") for all non life-of-device contracts in effect as of the end of a specific period. For the purposes of this calculation, we assume that the contract term begins on the date a contract is booked, unless the terms of such contract prevent us from fulfilling our obligations until a later period, and irrespective of the periods in which we would recognize revenue for such contract.	An indicator of the topline growth of our subscription business that only includes non-life-of-device contracts and takes into account variability in term lengths.
Non-GAAP operating expenses excluding commissions	For any given period, (i) total operating expenses excluding stock-based compensation, costs associated with our acquisitions (such as amortization of acquired intangible assets and other acquisition-related costs), impairment (recovery) and early exit of operating lease-related assets, restructuring charges, litigation settlement accruals and legal fees related to certain litigation matters, and other non-recurring transactions, minus (ii) commissions.	An indicator of our ability to manage expenses in operating our business and growth and to drive sales and marketing efficiencies.
Employee engagement	Employee engagement is measured based on employee responses to a periodic survey administered in partnership with a third-party vendor.	An indicator of employee sentiment that we believe is closely linked to employee retention, customer satisfaction, and financial performance.

The Compensation Committee believes these performance metrics were objective measures of the success of our growth and business strategy during fiscal year 2023.

The following table describes the relative weighting of each performance metric and the payout percentages used to calculate payouts under the fiscal year 2023 Executive Incentive Compensation Plan based on achievement of the targets at and between the low end of the target range and the high end of the target range.

Performance Metric	Weighting	Plan Targets	Payout %
ARR	 60%	Less than 90% of Target	0%
		Between 90% and 100% of Target	Between 0% and 100%
		100% of Target	100%
		Between 100% and 110% of Target	Between 100% and 200%
		110% or More of Target	200%
Non-GAAP operating expenses excluding commissions	 30%	104% or More of Target	0%
		Between 100% and 104% of Target	Between 00% and 100%
		100% of Target	100%
		Between 96% and 100% of Target	Between 100% and 200%
		Less than 96% of Target	200%
Employee engagement	 10%	Less than 73%	0%
		Between 73% and 77%	Between 0% and 100%
		77%	100%
		Between 77% and 81%	Between 100% and 200%
		81% or More	200%

Potential payouts under the fiscal year 2023 Executive Incentive Compensation Plan ranged between 0% to 200%, depending on the level of achievement against performance objectives. Actual incentive awards were paid in a lump sum during the first quarter of fiscal year 2024. Actual Incentive award amounts under the fiscal year 2023 Executive Incentive Compensation Plan were calculated as the sum of the weighted payout percentage for each performance metric multiplied by the target annual opportunity in effect for each named executive officer.


Annual Recurring Revenue Achievement %
60%
+
Non-GAAP Operating Expenses Excluding Commissions Achievement %
30%
+
Employee Engagement Achievement %
10%
=
Total Weighted Achievement %
Total Weighted Achievement %
X
Annual Incentive Opportunity
=
Individual Payout Amount
(subject to adjustment based on personal performance)

The specific targets for ARR and non-GAAP operating expenses excluding commissions were derived from our internal annual operating plan, which is not publicly disclosed for competitive reasons. Any achievement of the plan targets between the low and high end of the target range would correlate to a lower or higher payout percentage between 0% and 200%. For the fiscal year 2023 Executive Incentive Compensation Plan, each performance measure is discrete in contributing to the overall payout – there was no requirement to achieve a certain level of performance with respect to an individual metric to achieve an overall payout. With respect to each performance metric, the target achievement level was set at a level that the Compensation Committee believed was rigorous, would require stretch performance, and would drive stockholder value creation. The target achievement levels were not certain to be met at the time they were determined, and the payout curves require substantial outperformance of each performance metric to receive significantly above the 100% payout percentage (capped at 200%) for the metric.

Fiscal Year 2023 Executive Incentive Compensation Plan Payouts

The achievement of each performance metric under the fiscal year 2023 Executive Incentive Compensation Plan was as follows:

Performance Metric	Achievement	Payout%	Weighting	Weighted Total
ARR	99.9% of Target	99.4%	60%	59.6%
Non-GAAP operating expenses excluding commissions[(1)]	98.7% of Target	131.3%	30%	39.4%
Employee engagement	78.0%	125.0%	10%	12.5%
	TOTAL WEIGHTED ACHIEVEMENT PERCENTAGE:			**111.5%**

(1) For Non-GAAP operating expenses excluding commissions, achievement below target (lower expenses) translates to a payout above target.

The Compensation Committee did not modify the calculated payout for any named executive officer. The aggregate payouts received by each named executive officer under the fiscal year 2023 Executive Incentive Compensation Plan were:

Named Executive Officer	FY2023 Incentive Target ($)	FY2023 Incentive Payout ($)
Rajiv Ramaswami	800,000	892,000
Rukmini Sivaraman	337,500	376,313
David Sangster	356,250	397,219
Tyler Wall	356,250	397,219

Administration of the Executive Incentive Compensation Plan

The Compensation Committee administers our Executive Incentive Compensation Plan and may, in its sole discretion and at any time, increase, reduce, or eliminate a participant's actual award, and/or increase, reduce, or eliminate the amount allocated to the annual incentive pool for a particular performance period. The actual award may be below, at or above a participant's target award, at the discretion of the Compensation Committee. The Compensation Committee may determine the amount of any reduction based on such factors it deems relevant, and it is not required to establish any allocation or weighting with respect to the factors it considers. Actual awards are paid in cash in a single lump sum only after they are earned, which requires continued employment through the last day of the performance period. If a participant terminates employment because of death or disability before the actual award is paid, the award may be paid to the participant's estate or to the participant, as applicable, subject to the Compensation Committee's discretion to reduce or eliminate the award. Payment of awards occurs as soon as administratively practicable after they are earned, but no later than the dates set forth in our Executive Incentive Compensation Plan. The Board and the Compensation Committee have the authority to amend, alter, suspend, or terminate our Executive Incentive Compensation Plan, provided such action does not impair the existing rights of any participant with respect to any earned awards.

Long-Term Equity-Based Compensation

Our corporate culture encourages our named executive officers to focus on the company's long-term strategy. In keeping with this culture, our executive compensation program places a heavy emphasis on equity awards, the value of which depends on our stock price performance, to promote long-term performance. These equity awards include both time-based RSU awards and performance-based PRSU awards. Time-based RSU awards offer our named executive officers predictable value delivery while aligning their interests with the long-term interests of our stockholders. We believe PRSU awards directly link a significant portion of the named executive officer's target total direct compensation to our performance based on the returns we deliver for our stockholders relative to those of other companies in the Nasdaq Composite Index. As discussed under "Fiscal Year 2023 Equity Awards" below, the Compensation Committee continued the use of performance-based awards (originally implemented in fiscal year 2022) as a standard component of fiscal year 2023 annual equity awards to our executive officers, including our named executive officers.

The Compensation Committee, in consultation with our CEO (other than with respect to himself) and its compensation consultant, Compensia, determines the size, mix, material terms and, in the case of PRSU awards, performance metrics of the equity awards granted to our named executive officers, taking into account a number of factors as described in the section titled "Executive Compensation – Compensation Discussion and Analysis – Compensation-Setting Process."

Fiscal Year 2023 Equity Awards

The Compensation Committee continued to align pay and performance and tie the interests of our executive officers with the interests of our stockholders by using PRSUs as a standard component of the equity awards granted to our executive officers. PRSUs comprise 50% of each executive officer's target award value. PRSU awards are based on our total shareholder return ("TSR") relative to the total shareholder return of companies in the Nasdaq Composite Index over three years with interim measurements after one year and two years. To mitigate the influence of interim fluctuations in performance during the first two measurement periods, the achievement percentage is capped at 100% for the first two measurement periods. The Compensation Committee believes relative total shareholder return is a straightforward and objective metric for evaluating our company's performance against the performance of other companies and further aligns pay with performance and the interests of our executive officers with the experience and interests of our stockholders by promoting the creation of sustainable long-term value.

The Compensation Committee considers many factors in determining the value of the annual equity awards made to our named executive officers, including, but not limited to: competitive total compensation levels (cash and equity) among peer companies for comparable roles, individual performance, the retention value of current unvested equity holdings of each executive officer, and projected contribution towards the achievement of our short- and long-term goals. The equity awards granted to our named executive officers in August 2022 subject to our 2016 Equity Incentive Plan were as follows:

Named Executive Officer	Total Target Award Value[1] ($)	Time-Based RSU Awards (number of units)	PRSU Awards (target number of units)
Rajiv Ramaswami	9,575,000	275,302	275,302
Rukmini Sivaraman	3,000,000	100,000	100,000
David Sangster	3,000,000	100,000	100,000
Tyler Wall	2,700,000	90,000	90,000

(1) The target award values are the values approved by the Compensation Committee and are not the same as the grant date fair values calculated in accordance with Financial Accounting Standards Board, Accounting Standards Codification Topic 718, Compensation - Stock Compensation ("ASC Topic 718") as reported in the "Fiscal Year 2023 Summary Compensation Table" appearing on page 49 of this proxy statement.

Each RSU represents a contingent right to receive one share of our Class A common stock upon vesting.

The elements of each annual equity award granted to these named executive officers for fiscal year 2023 are as follows:

Element	% of Award	Vesting Terms and Conditions
Time-Based RSU Awards	 50%	• Time-based quarterly vesting over four years, subject to continued service to us through each vesting date. Each RSU represents a contingent right to receive one share of our Class A common stock upon vesting.
PRSU Awards	 50%	• PRSU awards become eligible to vest based on the TSR of our company relative to the TSR of companies in the Nasdaq Composite Index over three years with interim measurements after one year and two years. • PRSU awards become eligible to vest based on performance for each period, with vesting to occur in September following the period, subject to continued service to us through each vesting date. • The total number of units subject to the PRSU awards that may become eligible to vest range from an achievement percentage of 0% to 200% of the target award, except that the achievement percentage is capped at 100% for the first two measurement periods (up to one-third of the target units may be earned for each of the first two measurement periods, subject to continued service to us through each vesting date). • The total number of units subject to the PRSU awards that may vest are (i) 0% if the TSR of our company ranks below the 25th percentile of the companies in the index, (ii) 100% if the TSR of our company ranks at the 50th percentile of the companies in the index, and (iii) 200% if the TSR of our company ranks at the 75th percentile of the companies in the index. If our TSR ranks between these percentile thresholds, the achievement percentage of the target number of units subject to the PRSU awards that may vest is determined using linear interpolation. • PRSU awards deemed earned at the end of the third measurement period based on achievement will be adjusted to deduct any PRSU awards already vested in the first two measurement periods. • The award is subject to a maximum value cap that limits the total value that may become eligible to vest at the end of the third measurement period, with the achievement percentage for the period subject to reduction so that the product of the ending price per share at the end of the period multiplied by the achievement percentage cannot exceed $89.70 (i.e., six times the average closing price per share of our Class A common stock from June 1, 2022 through July 31, 2022, for the awards granted in August 2022).

PRSU Performance Results

Per the terms detailed above, the table below details the interim performance period measurement for PRSU awards granted to our executive officers in fiscal year 2022 and fiscal year 2023. The second interim performance measurement for the PRSU awards granted in fiscal year 2022 and the first interim performance measurement for the awards granted in fiscal year 2023 determined the number of units (up to 1/3 of the total target award for each grant) vested based on our total shareholder return relative to the TSR of the companies in the Nasdaq Composite Index through July 31, 2023. A summary of the performance results is as follows:

FY22-FY24 PRSU Performance Results[1]			
	Year 1[2]	Year 2[2]	Year 3[2]
Nutanix TSR	-59.02%	-20.83%	
Percentile Rank	31.32%	64.77%	TBD
Payout (% of Tranche)	62.64%	100%	
Payout (% of Total Target Units)	20.88%	33.33%	
TOTAL PAYOUT (% OF TARGET) TO DATE			**54.21%**

FY23-FY25 PRSU Performance Results[1]			
	Year 1[2]	Year 2[2]	Year 3[2]
Nutanix TSR	93.19%		
Percentile Rank	95.58%	TBD	TBD
Payout (% of Tranche)	100.00%		
Payout (% of Total Target Units)	33.33%		
TOTAL PAYOUT (% OF TARGET) TO DATE			**33.33%**

(1) Performance results are measured from the beginning of the performance period through the end of each respective fiscal year. For example, Year 2 for the PRSU awards granted in fiscal year 2022 represents Nutanix relative TSR performance over a two-year period from August 1, 2021 to July 31, 2023.

(2) The interim measurements for Tranches 1 and 2 are capped at 100%, or 1/3rd of the target shares covered by an award. The payout in Year 3 can be up to 200% of target, less any interim payouts distributed to date.

Severance and Change of Control-Related Benefits

Our named executive officers each participate in our Executive Severance Policy and our Change of Control and Severance Policy.

Our Executive Severance Policy provides eligible employees with protections in the event of the involuntary termination of their employment under circumstances not related to a change of control of our company. Our Change of Control and Severance Policy provides eligible employees with protections in the event of their involuntary termination of employment following a change of control of our company. In addition, certain of our executive officers may have such provisions in their employment agreements.

We believe that these protections assist us in retaining our executive officers and allow them to maintain continued focus and dedication to their responsibilities to maximize stockholder value, including any potential transaction that could involve a change of control of our company. The terms of these agreements, our Executive Severance Policy, and our Change of Control Severance Policy are evaluated periodically by the Board and the Compensation Committee against our retention objectives, a review of relevant market data prepared by the Compensation Committee's compensation consultant, Compensia, and with consideration for our ability to attract and retain critical executive talent.

For a summary of the material terms and conditions of these post-employment compensation arrangements, see the section titled "Executive Compensation – Employment Arrangements."

Compensation-Setting Process

Role of the Compensation Committee

Pursuant to its charter, the Compensation Committee is primarily responsible for establishing, approving, and adjusting compensation arrangements for our executive officers, including our named executive officers, including our CEO, reviewing and approving corporate goals and objectives relevant to these compensation arrangements, evaluating executive performance against the backdrop of our corporate goals and objectives, and determining the long-term incentive component of our executive compensation arrangements in light of factors related to our performance, including accomplishment of our long-term business and financial goals. For additional information about the Compensation Committee, see the section titled "Corporate Governance - Board of Directors and Its Committees - Compensation Committee" in this proxy statement.

Compensation decisions for our executive officers are made by the Compensation Committee, with the input of its independent compensation consultant and our CEO and management team (except with respect to their own compensation). The Compensation Committee periodically reviews and, as necessary, adjusts the cash and equity compensation of our executive officers with the goal of ensuring that our executive officers are properly incentivized.

The Compensation Committee considers compensation data from our compensation peer group as one of several factors that inform its judgment of appropriate parameters for target compensation levels. The Compensation Committee, however, does not strictly benchmark compensation to a specific percentile of our compensation peer group, nor does it apply a formula or assign relative weights to specific compensation elements. In addition, while market data is a factor, the Compensation Committee is forward-looking in aligning our executive compensation program with the unique growth opportunity we believe we have, and the risks associated with pursuing the opportunity, which are not captured by reviewing peer data.

The Compensation Committee makes compensation decisions after considering several factors, including:

- each executive officer's performance and experience;
- the scope and strategic impact of the executive officer's responsibilities and the criticality of the executive officer's role to the performance of our company and achievement of our growth strategy and transition to a subscription-based model;
- our past business performance and future expectations;
- our long-term goals and strategies;
- the performance of our executive team as a whole;
- for each executive officer, other than our CEO, the recommendation of our CEO based on an evaluation of his or her performance;
- the difficulty and cost of replacing high-performing leaders with in-demand skills;
- each executive officer's tenure and past compensation levels, including existing unvested equity;
- internal equity of executive officers relative to one another; and
- the competitiveness of compensation relative to our compensation peer group.

The Compensation Committee operates under a written charter adopted by our Board. A copy of the charter is posted on the investor relations section of our website located at http://ir.nutanix.com.

Role of Management

The Compensation Committee works with members of our management team, including our CEO and our human resources, finance, and legal professionals (except with respect to their own compensation). Typically, our CEO makes recommendations to the Compensation Committee, regularly attends the Compensation Committee's meetings, and is involved in the determination of compensation for our executive officers, except that our CEO does not make recommendations as to his own compensation. Because of his direct role overseeing our executive officers, our CEO makes recommendations to the Compensation Committee regarding short-term and long-term compensation for all executive officers (other than himself) based on our results and aspirations, an individual executive officer's actual contribution toward, and ability to contribute to the achievement of, these results and aspirations, and performance toward individual goal achievement. The Compensation Committee then reviews the recommendations and other data and makes decisions as to total compensation for each executive officer, as well as each individual compensation component.

Role of Compensation Consultant

The Compensation Committee is authorized, in its sole discretion, to retain the services of one or more compensation consultants, outside legal counsel, and such other advisors as necessary to assist with the execution of its duties and responsibilities. For fiscal year 2023, the Compensation Committee engaged Compensia, a national compensation consulting firm, to conduct market research and analysis on our various executive positions, to assist the Compensation Committee in developing appropriate incentive plans for our executive officers on an annual basis, to provide the Compensation Committee with advice and ongoing recommendations regarding material executive compensation decisions, and to review compensation proposals of management. Compensia evaluated the following components to assist the Compensation Committee in establishing executive compensation for fiscal year 2023:

- base salary;
- target and actual annual incentive compensation;
- target and actual total cash compensation (base salary and annual incentive compensation);
- long-term incentive compensation in the form of equity awards; and
- beneficial ownership of our common stock.

As described above in the section titled "Corporate Governance – Director Compensation – Non-Employee Director Compensation Policy," Compensia also annually provides, at the direction of the Compensation Committee, an analysis of the competitive position of our non-employee director compensation policy against the compensation peer group used for executive compensation purposes.

Based on consideration of the factors specified in the SEC rules and Nasdaq listing standards, the Compensation Committee does not believe that its relationship with Compensia and the work of Compensia on behalf of the Compensation Committee and our management team has raised any conflicts of interest. The Compensation Committee reviews these factors on an annual basis. As part of the Compensation Committee's determination of Compensia's independence for fiscal year 2023, it received written confirmation from Compensia addressing these factors and stating its belief that it remains an independent compensation consultant to the Compensation Committee.

Compensation Peer Group

The Compensation Committee reviews market data of companies that we believe are comparable to our company. With Compensia's assistance, the Compensation Committee developed a peer group for use when making its fiscal year 2023 compensation decisions, which consisted of companies in information technology industry sectors, with revenues and market capitalizations within ranges similar to that of our company and generally based in the United States, including companies based in California. While the Compensation Committee considers compensation practices of the peer companies, the Compensation Committee uses this information as one of many factors in its evaluation of compensation matters, as described above, and does not set compensation levels to meet specific percentiles.

The Compensation Committee referred to compensation data from this peer group when making fiscal year 2023 base salary, annual incentive, and equity award decisions for our executive officers, including our named executive officers. The following is a list of the public companies that comprised our fiscal year 2023 compensation peer group:

Box	Citrix Systems	Commvault Systems	Dropbox
Elastic	F5 Networks	Guidewire Software	HubSpot
Informatica	New Relic	Pegasystems	PTC
Pure Storage	SolarWinds	Splunk	Teradata
VMware	Zendesk		

In May 2023, the Compensation Committee reviewed the compensation peer group that would be used for compensation decision-making for fiscal year 2024. With Compensia's assistance, the Compensation Committee developed a compensation peer group for use when making its fiscal year 2023 compensation decisions, which consisted of companies in information technology industry sectors, with revenues and market capitalizations within ranges similar to that of our company and generally based in the United States, including companies based in California. In light of our comparable market capitalization and revenues at the time and, in certain cases, the completed acquisition of a peer group company, the Compensation Committee determined that Citrix Systems (which was taken private in September 2022) and Zendesk (which was taken private in November 2022) should be removed from the peer group and that MongoDB and Twilio should be added to the peer group. The following is a list of the public companies that comprise our fiscal year 2024 compensation peer group:

Box	Commvault Systems	Dropbox	Elastic
F5 Networks	Guidewire Software	HubSpot	Informatica
MongoDB	New Relic	Pegasystems	PTC
Pure Storage	SolarWinds	Splunk	Teradata
Twilio	VMware		

Employment Arrangements

We have employment agreements with our currently employed named executive officers. Each of these arrangements provides for "at-will" employment and sets forth the initial terms and conditions of employment of the named executive officer, including base salary, target annual incentive opportunity, standard employee benefit plan participation, a recommendation for an initial grant of an option to purchase shares of our common stock or other equity awards, opportunities for post-employment compensation and vesting acceleration terms. These agreements also set forth the rights and responsibilities of each party and may protect both parties' interests in the event of a termination of employment by providing for certain payments and benefits under specified circumstances, including following a change of control of our company. These offers of employment were each subject to the execution of a standard proprietary information and invention assignment agreement and proof of identity and work eligibility in the United States.

Each of these agreements was approved on our behalf by the Compensation Committee or the Board at the recommendation of the Compensation Committee. We believe that these arrangements were necessary to induce these individuals to forgo other employment opportunities or leave their then-current employer for the uncertainty of a demanding position in a new and unfamiliar organization.

For a summary of the material terms and conditions of our employment agreements with our named executive officers, see the section titled "Executive Compensation – Employment Arrangements" below.

Other Compensation Policies and Practices

Employee Benefits

We provide employee benefits to all eligible employees in the United States, including our currently employed named executive officers, which the Compensation Committee believes are reasonable and consistent with its overall compensation objective to better enable us to attract and retain employees. These benefits include medical, dental and vision insurance, health savings accounts, a 401(k) plan, life and disability insurance, flexible spending accounts, an employee stock purchase plan, and other plans and programs.

Stock Trading Practices; Hedging and Pledging Policy

We maintain an Insider Trading Policy that, among other things, prohibits our executive officers, including our named executive officers, directors, and employees from trading during quarterly and special trading restrictions. We also prohibit short sales, hedging, and similar transactions designed to decrease the risks associated with holding our securities, as well as pledging our securities as collateral for loans and transactions involving derivative securities relating to our common stock. Our Insider Trading Policy requires that all directors, executive officers, and certain other key employees, including our named executive officers, pre-clear with our legal department any proposed open market transactions.

Compensation Recovery Policy

The Compensation Committee has adopted a Compensation Recovery Policy that is intended to comply with Section 10D of the Exchange Act, Exchange Act Rule 10D-1, and Nasdaq listing rules. This policy provides that our company will recover reasonably promptly the amount of erroneously awarded incentive-based compensation received by our executive officers in the event that our company is required to prepare an accounting restatement due to the material noncompliance of our company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. This policy applies to incentive-based compensation received on or after October 2, 2023, and during the three completed fiscal years immediately preceding the date that our company is required to prepare an accounting restatement.

Impact of Accounting and Tax Requirements on Compensation

Deductibility of Executive Compensation

Generally, Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), disallows a corporate federal income tax deduction to any publicly held corporation for any remuneration in excess of $1 million paid in any taxable year to its chief executive officer, chief financial officer, and certain other highly compensated executive officers. As a result, we expect that compensation awarded to each of our named executive officers will not be deductible to the extent it is in excess of this $1 million threshold. The Compensation Committee may, in its judgment, authorize compensation payments that are not fully tax deductible when it believes that such payments are appropriate to attract and retain executive talent or meet other business objectives. The Compensation Committee intends to continue to compensate our named executive officers in a manner that it believes to be consistent with the best long-term interests of our company and our stockholders.

Taxation of "Parachute" Payments and Deferred Compensation

We do not provide our named executive officers with a "gross-up" or other reimbursement payment for any tax liability that they might owe as a result of the application of Sections 280G, 4999, or 409A of the Code. Sections 280G and 4999 of the Code provide that certain officers and directors, and service providers who hold significant equity interests, and certain highly compensated service providers may be subject to an excise tax if they receive payments or benefits in connection with a change of control that exceeds certain prescribed limits, and that our company, or a successor, may forfeit a deduction on the amounts subject to this additional tax. However, under our Change of Control Severance Policy, if any payment or benefits to a policy participant, including the payments and benefits under the policy, would constitute a "parachute payment" within the meaning of Section 280G of the Code and would therefore be subject to an excise tax under Section 4999 of the Code, then such payments and benefits will be either (i) reduced to the largest portion of the payments and benefits that would result in no portion of the payments and benefits being subject to the excise tax, or (ii) not reduced, whichever, after taking into account all applicable federal, state, and local employment and income taxes and the excise tax, results in the participant's receipt, on an after-tax basis, of the greater payments and benefits.

Section 409A also imposes additional significant taxes on the individual in the event that an executive officer, director, or other service provider receives "deferred compensation" that does not meet certain requirements of Section 409A of the Code.

Accounting for Stock-Based Compensation

We follow ASC Topic 718 for our stock-based awards. ASC Topic 718 requires companies to measure the compensation expense for all share-based payment awards made to employees and directors, including stock options, RSU awards, and PRSU awards, based on the grant date "fair value" of these awards. This calculation is performed for accounting purposes and reported in the compensation tables below. ASC Topic 718 also requires companies to recognize the compensation cost of their stock-based compensation awards in their income statements over the period that a named executive officer is required to render service in exchange for the award.

Compensation Risk Assessment

The Compensation Committee reviews and discusses with management the risks arising from our compensation philosophy and practices applicable to all employees to determine whether they encourage excessive risk-taking and to evaluate compensation policies and practices that could mitigate such risks. In addition, the Compensation Committee has engaged Compensia to independently review our executive compensation program. Based on these reviews, the Compensation Committee structures our executive compensation program to encourage our named executive officers to focus on both short-term and long-term success. We do not believe that our compensation programs create risks that are reasonably likely to have a material adverse effect on us.

Report of the Compensation Committee

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on such review and discussions, the Compensation Committee has recommended to our Board that the Compensation Discussion and Analysis be included in this proxy statement.

Respectfully submitted by the members of the Compensation Committee:

The Compensation Committee

Max de Groen (Chair)
Craig Conway
Brian Stevens
Mark Templeton (joined the Committee on September 13, 2023)

Executive Compensation Tables

Fiscal Year 2023 Summary Compensation Table

The following table presents all of the compensation awarded to, or earned by, our named executive officers during the fiscal year ended July 31, 2023.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Option Awards ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)	Total ($)
Rajiv Ramaswami	2023	800,010	—	—	13,153,930	892,000	—	14,845,940
President and Chief Executive Officer	2022	783,596	—	—	11,165,080	980,000	—	12,928,676
	2021	515,151	—	—	36,350,054	943,600	—	37,808,805
Rukmini Sivaraman[3]	2023	449,431	—	—	4,778,000	376,313	—	5,603,744
Chief Financial Officer	2022	366,329	—	—	5,255,793	291,267	—	5,913,389
David M. Sangster	2023	475,010	—	—	4,778,000	397,219	—	5,650,229
Chief Operating Officer	2022	465,263	—	—	3,907,717	436,406	—	4,809,386
	2021	464,115	—	—	4,196,306	614,754	—	5,275,175
Tyler Wall	2023	475,010	—	—	4,300,200	397,219	—	5,172,429
Chief Legal Officer	2022	465,263	—	—	2,679,554	436,406	—	3,581,223
	2021	415,260	—	—	2,307,970	440,034	—	3,163,264

(1) The amounts reported in this column represent the aggregate grant date fair value of equity awards, as computed in accordance with ASC Topic 718. These amounts do not necessarily reflect the actual economic value that may ultimately be realized by the named executive officers. The grant date fair value for time-based RSUs reported in the table is calculated in accordance with ASC Topic 718 based on the closing price per share of our Class A common stock as reported on The Nasdaq Global Select Market on the date of grant. The grant date fair value for PRSUs reported in the table is calculated in accordance with ASC Topic 718 using Monte Carlo simulations. A Monte Carlo simulation requires the use of various assumptions, including the stock price volatility and risk-free interest rate as of the valuation date corresponding to the length of time remaining in the performance period and expected dividend yield.

(2) The amounts reported in this column represent the amounts earned under our Executive Incentive Compensation Plan.

(3) Ms. Sivaraman was appointed as our Chief Financial Officer on May 1, 2022. Ms. Sivaraman was not a named executive officer for fiscal year 2021. Therefore, no compensation information for fiscal year 2021 is presented for Ms. Sivaraman.

Grants of Plan-Based Awards

The following table presents, for each of our named executive officers, information concerning plan-based awards granted during the fiscal year ended July 31, 2023. This information supplements the information about these awards set forth in the "Fiscal Year 2023 Summary Compensation Table" above.

Name	Award Type	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[3] (#)	Grant Date Fair Value of Stock and Option Awards[4] ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Rajiv Ramaswami	Cash incentive	—	—	800,000	1,600,000	—	—	—	—	—
	Time-based RSUs	8/25/2022	—	—	—	—	—	—	275,302	5,343,612
	PRSUs	8/25/2022	—	—	—	137,651	275,302	550,604	—	7,810,318
Rukmini Sivaraman	Cash incentive	—	—	337,500	675,000	—	—	—	—	—
	Time-based RSUs	8/25/2022	—	—	—	—	—	—	100,000	1,941,000
	PRSUs	8/25/2022	—	—	—	50,000	100,000	200,000	—	2,837,000
David M. Sangster	Cash incentive	—	—	356,250	712,500	—	—	—	—	—
	Time-based RSUs	8/25/2022	—	—	—	—	—	—	100,000	1,941,000
	PRSUs	8/25/2022	—	—	—	50,000	100,000	200,000	—	2,837,000
Tyler Wall	Cash incentive	—	—	356,250	712,500	—	—	—	—	—
	Time-based RSUs	8/25/2022	—	—	—	—	—	—	90,000	1,746,900
	PRSUs	8/25/2022	—	—	—	45,000	90,000	180,000	—	2,553,300

(1) The amounts reported in this column represent cash incentive compensation opportunities under the fiscal year 2023 Executive Incentive Compensation Plan at target levels for our corporate objectives. For achievement in excess of target, overperformance could be rewarded with a payout of up to an additional 100% of each named executive officer's target (for a maximum payment of 200% of each named executive officer's target).

(2) The PRSUs are eligible to vest in up to three installments based on the total shareholder return of our company relative to the TSR of companies in the Nasdaq Composite Index over three performance periods: (i) August 1, 2022 to July 31, 2023, (ii) August 1, 2022 to July 31, 2024, and (iii) August 1, 2022 to July 31, 2025. PRSUs that become eligible to vest based on performance for a performance period vest on September 15 following the period, subject to continued service to us through the vesting date. The total number of PRSUs that are eligible to vest range from an achievement percentage of 0% to 200% of the target number of PRSUs, except that the achievement percentage is capped at 100% for the first two performance periods. Up to one-third of the target number of PRSUs are eligible to vest as a result of performance for each of the first two performance periods. The achievement percentage is (i) 0%, if our TSR ranks below the 25th percentile of the indexed companies, (ii) 100%, if our TSR ranks at the 50th percentile of the indexed companies, and (iii) 200%, if our TSR ranks at the 75th percentile of the indexed companies. If our TSR ranks between these percentile thresholds, the achievement percentage is determined using linear interpolation. 100% of the target number of PRSUs (as may be increased as a result of any achievement percentage in excess of target) will be eligible to vest with respect to the third performance period, less any PRSUs already vested in the first two performance periods. The PRSUs are subject to a maximum value cap that limits the total value that may become eligible to vest at the end of the third performance period, with the achievement percentage for the period subject to reduction so that the product of the ending price per share at the end of the period multiplied by the achievement percentage cannot exceed $89.70.

(3) The RSUs vest in 16 equal quarterly installments, with the first quarterly installment having vested on December 15, 2022, subject to continued service to us through each vesting date.

(4) The amounts reported in this column represent the aggregate grant date fair value of equity awards, as computed in accordance with ASC Topic 718. These amounts do not necessarily reflect the actual economic value that may ultimately be realized by the named executive officers. The grant date fair value for time-based RSUs reported in the table is calculated in accordance with ASC Topic 718 based on the closing price per share of our Class A common stock as reported on The Nasdaq Global Select Market on the date of grant. The grant date fair value for PRSUs reported in the table is calculated in accordance with ASC Topic 718 using Monte Carlo simulations. A Monte Carlo simulation requires the use of various assumptions, including the stock price volatility and risk-free interest rate as of the valuation date corresponding to the length of time remaining in the performance period and expected dividend yield.

Outstanding Equity Awards At Fiscal Year 2023 Year-End Table

The following table presents, for each of our named executive officers, information concerning each outstanding equity award held by such named executive officer as of July 31, 2023. This information supplements the information about these awards set forth in the "Fiscal Year 2023 Summary Compensation Table" above.

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Yet Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1] ($)
Rajiv Ramaswami	12/9/2020	—	—	—	—	141,976[2]	4,287,675	—	—
	12/9/2020	—	—	—	—	—	—	350,679[3]	10,590,506
	10/11/2021	—	—	—	—	77,651[4]	2,345,060	—	—
	10/11/2021	—	—	—	—	—	—	92,030[5]	2,779,306
	8/25/2022	—	—	—	—	223,683[6]	6,755,227	—	—
	8/25/2022	—	—	—	—	—	—	275,302[7]	8,314,120
Rukmini Sivaraman	8/27/2019	—	—	—	—	3,750[8]	113,250	—	—
	10/2/2020	—	—	—	—	38,309[9]	1,156,932	—	—
	10/11/2021	—	—	—	—	23,295[4]	703,509	—	—
	10/11/2021	—	—	—	—	—	—	27,609[5]	833,792
	5/1/2022	—	—	—	—	57,121[10]	1,725,054	—	—
	8/25/2022	—	—	—	—	81,250[6]	2,453,750	—	—
	8/25/2022	—	—	—	—	—	—	100,000[7]	3,020,000
David Sangster	8/27/2019	—	—	—	—	15,625[8]	471,875	—	—
	10/2/2020	—	—	—	—	58,937[9]	1,779,897	—	—
	10/11/2021	—	—	—	—	27,178[4]	820,776	—	—
	10/11/2021	—	—	—	—	—	—	32,210[5]	972,742
	8/25/2022	—	—	—	—	81,250[6]	2,453,750	—	—
	8/25/2022	—	—	—	—	—	—	100,000[7]	3,020,000
Tyler Wall	8/27/2019	—	—	—	—	4,688[8]	141,578	—	—
	10/2/2020	—	—	—	—	32,416[9]	978,963	—	—
	10/11/2021	—	—	—	—	18,636[4]	562,807	—	—
	10/11/2021	—	—	—	—	—	—	22,087[5]	667,027
	8/25/2022	—	—	—	—	73,125[6]	2,208,375	—	—
	8/25/2022	—	—	—	—	—	—	90,000[7]	2,718,000

(1) Based on the closing price per share of our Class A common stock as reported on The Nasdaq Global Select Market on July 31, 2023, which was $30.20.

(2) 25% of the RSUs vested on December 15, 2022, with 1/16th of the RSUs vesting quarterly thereafter, subject to continued service to us through each vesting date.

(3) The PRSUs were subject to stock price-based milestones. The first milestone required achievement of an average closing price per share of our Class A common stock of $32.09 for a 30 consecutive calendar day period. The second milestone required achievement of an average closing price per share of our Class A common stock of $38.51 for a 30 consecutive calendar day period. Achievement of the first milestone resulted in 67% of the 703,117 PRSUs becoming eligible to vest. Achievement of both milestones resulted in 133% of the 703,117 PRSUs becoming eligible to vest. Upon achievement, 25% of the eligible PRSUs vested on December 15, 2021, with 1/16th of the eligible PRSUs vesting quarterly thereafter, subject to continued service to us through each vesting date.

(4) The RSUs vest in 16 equal quarterly installments, with the first quarterly installment having vested on December 15, 2021 subject to continued service to us through each vesting date.

(5) The PRSUs are eligible to vest in up to three installments based on the total shareholder return ("TSR") of our company relative to the TSR of companies in the Nasdaq Composite Index over three performance periods: (i) August 1, 2021 to July 31, 2022, (ii) August 1, 2021 to July 31, 2023, and (iii) August 1, 2021 to July 31, 2024. PRSUs that become eligible to vest based on performance for a performance period vest on September 15 following the period, subject to continued service to us through the vesting date. The total number of PRSUs that are eligible to vest range from an achievement percentage of 0% to 200% of the target number of PRSUs, except that the achievement percentage is capped at 100% for the first two performance periods. Up to one-third of the target number of PRSUs are eligible to vest as a result of performance for each of the first two performance periods. The achievement percentage is (i) 0%, if our TSR ranks below the 25th percentile of the indexed companies, (ii) 100%, if our TSR ranks at the 50th percentile of the indexed companies, and (iii) 200%, if our TSR ranks at the 75th percentile of the indexed companies. If our TSR ranks between these percentile thresholds, the achievement percentage is determined using linear interpolation. 100% of the target number of PRSUs (as may be increased as a result of any achievement percentage in excess of target) will be eligible to vest with respect to the third performance period, less any PRSUs already vested in the first two performance periods. The PRSUs are subject to a maximum value cap that limits the total value that may become eligible to vest at the end of the third performance period, with the achievement percentage for the period subject to reduction so that the product of the ending price per share at the end of the period multiplied by the achievement percentage cannot exceed $145.92.

(6) The RSUs vest in 16 equal quarterly installments, with the first quarterly installment having vested on December 15, 2022, subject to continued service to us through each vesting date.

(7) The PRSUs are eligible to vest in up to three installments based on the total shareholder return ("TSR") of our company relative to the TSR of companies in the Nasdaq Composite Index over three performance periods: (i) August 1, 2022 to July 31, 2023, (ii) August 1, 2022 to July 31, 2024, and (iii) August 1, 2022 to July 31, 2025. PRSUs that become eligible to vest based on performance for a performance period vest on September 15 following the period, subject to continued service to us through the vesting date. The total number of PRSUs that are eligible to vest range from an achievement percentage of 0% to 200% of the target number of PRSUs, except that the achievement percentage is capped at 100% for the first two performance periods. Up to one-third of the target number of PRSUs are eligible to vest as a result of performance for each of the first two performance periods. The achievement percentage is (i) 0%, if our TSR ranks below the 25th percentile of the indexed companies, (ii) 100%, if our TSR ranks at the 50th percentile of the indexed companies, and (iii) 200%, if our TSR ranks at the 75th percentile of the indexed companies. If our TSR ranks between these percentile thresholds, the achievement percentage is determined using linear interpolation. 100% of the target number of PRSUs (as may be increased as a result of any achievement percentage in excess of target) will be eligible to vest with respect to the third performance period, less any PRSUs already vested in the first two performance periods. The PRSUs are subject to a maximum value cap that limits the total value that may become eligible to vest at the end of the third performance period, with the achievement percentage for the period subject to reduction so that the product of the ending price per share at the end of the period multiplied by the achievement percentage cannot exceed $89.70.

(8) The RSUs vest in 16 equal quarterly installments, with the first quarterly installment having vested on December 15, 2019, subject to continued service to us through each vesting date.

(9) The RSUs vest in 16 equal quarterly installments, with the first quarterly installment having vested on December 15, 2020, subject to continued service to us through each vesting date.

(10) The RSUs vest in 16 equal quarterly installments, with the first quarterly installment having vested on September 15, 2022, subject to continued service to us through each vesting date.

2023 Option Exercises and Stock Vested Value

The following table presents, for each of our named executive officers, the shares of our Class A common stock that were acquired upon the exercise of stock options and vesting of RSU and PRSU awards and the related value realized during fiscal year 2023.

| | Option Awards | | Stock Awards | |
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise[1] ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[2] ($)
Name				
Rajiv Ramaswami	—	—	443,390	12,164,323
Rukmini Sivaraman	—	—	102,438	2,811,456
David M. Sangster	—	—	163,066	4,477,717
Tyler Wall	—	—	76,758	2,108,582

(1) The value realized upon the exercise of stock options is calculated by (i) subtracting the option exercise price from the closing price per share (or the sale price per share in the event of a same day sale) of our Class A common stock on the date of exercise, multiplied by (ii) the number of shares underlying the stock option exercised.

(2) The value realized upon vesting of RSUs or PRSUs is calculated by multiplying the number of shares vested by the closing price per share of our Class A common stock as reported on The Nasdaq Global Select Market on the applicable vesting date (or, in the event the applicable vesting date occurs on a holiday or weekend, the closing price per share of our Class A common stock as reported on The Nasdaq Global Select Market on the immediately preceding trading day).

Employment Arrangements

Employment Arrangements with Named Executive Officers

We have entered into employment agreements with each of our currently employed named executive officers. Each of these arrangements was negotiated on our behalf by the Compensation Committee or our then current CEO.

Typically, these arrangements provide for at-will employment and set forth the initial terms and conditions of employment of each named executive officer, including base salary, target annual incentive opportunity, standard employee benefit plan participation, a recommendation for initial equity awards and in certain cases the circumstances, if applicable, under which post-employment compensation or vesting acceleration terms might apply. These offers of employment were each subject to execution of a standard proprietary information and invention agreement and proof of identity and work eligibility in the United States.

Rajiv Ramaswami

We entered into an employment letter with Rajiv Ramaswami, our President and CEO, on December 7, 2020. The employment letter has an indefinite term and Mr. Ramaswami's employment is at-will. Mr. Ramaswami's current annual base salary is $800,000, and he is currently eligible to earn annual incentive compensation with a target equal to 100% of annual base salary based upon achievement of targets determined by our Board or the Compensation Committee for each fiscal year.

In connection with his hire, Mr. Ramaswami was granted 378,601 RSUs and a target number of 703,117 PRSUs under our 2016 Equity Incentive Plan. 25% of the RSUs vested on December 15, 2021, with 1/16th of the RSUs vesting quarterly thereafter, subject to continued service to us through each vesting date. The PRSUs were subject to stock price-based milestones. The first milestone required achievement of an average closing price per share of our Class A common stock of $32.09 for a 30 consecutive calendar day period. The second milestone required achievement of an average closing price per share of our Class A common stock of $38.51 for a 30 consecutive calendar day period. In October 2021, the Compensation Committee determined that the second milestone was achieved, resulting in 133% of the 703,117 PRSUs becoming eligible to vest. Upon achievement, 25% of the eligible PRSUs vested on December 15, 2021, with 1/16th of the eligible PRSUs vesting quarterly thereafter, subject to continued service to us through each vesting date. For additional details regarding Mr. Ramaswami's equity awards, see "Executive Compensation – Executive Compensation Tables" above.

Mr. Ramaswami is a participant in our Executive Severance Policy and our Change of Control Severance Policy, both of which are described below.

Rukmini Sivaraman

We entered into an employment letter with Rukmini Sivaraman in connection with her promotion to Chief Financial Officer on April 10, 2022. The employment letter has an indefinite term and Ms. Sivaraman's employment is at-will. Ms. Sivaraman's current annual base salary is $475,000, and she is currently eligible to earn annual incentive compensation with a target equal to 75% of annual base salary based upon achievement of targets determined by our Board or the Compensation Committee for each fiscal year.

In connection with her promotion, Ms. Sivaraman was granted 76,161 RSUs under our 2016 Equity Incentive Plan. 1/16th of the RSUs vested on September 15, 2022, with 1/16th of the RSUs vesting quarterly thereafter, subject to continued service to us through each vesting date. For additional details regarding Ms. Sivaraman's outstanding equity awards, see "Executive Compensation – Executive Compensation Tables" above.

Ms. Sivaraman is a participant in our Executive Severance Policy and our Change of Control Severance Policy, both of which are described below.

David M. Sangster

We entered into an employment letter with David Sangster, our Chief Operating Officer, on October 17, 2011. The employment letter has an indefinite term and Mr. Sangster's employment is at-will. Mr. Sangster's current annual base salary is $475,000, and he is currently eligible to earn annual incentive compensation with a target equal to 75% of annual base salary based upon achievement of targets determined by our Board or the Compensation Committee for each fiscal year.

In connection with his hire, Mr. Sangster was granted a stock option under our 2010 Plan and option agreement to purchase 350,000 shares of our Class A common stock. That option has since vested in full and has been exercised by Mr. Sangster. For additional details regarding Mr. Sangster's equity awards, see "Executive Compensation – Executive Compensation Tables" above.

Mr. Sangster is a participant in our Executive Severance Policy and our Change of Control Severance Policy, both of which are described below.

Tyler Wall

We entered into an employment letter with Tyler Wall, our Chief Legal Officer, on November 20, 2017. The employment letter has an indefinite term and Mr. Wall's employment is at-will. Mr. Wall's current annual base salary is $475,000, and he is currently eligible to earn annual incentive compensation with a target equal to 75% of annual base salary based upon achievement of targets determined by our Board or the Compensation Committee for each fiscal year.

In connection with his hire, Mr. Wall was granted 300,000 RSUs under our 2016 Equity Incentive Plan, which have since vested in full. For additional details regarding Mr. Wall's equity awards, see "Executive Compensation – Executive Compensation Tables" above.

Mr. Wall is a participant in our Executive Severance Policy and our Change of Control Severance Policy, both of which are described below.

Severance and Change of Control-Related Benefits

Executive Severance Policy

We have an Executive Severance Policy, pursuant to which a designated employee is eligible to receive severance benefits in lieu of any other severance payments and benefits, subject to the employee signing a participation agreement, in connection with the involuntary termination of their employment under the circumstances described in our Executive Severance Policy. Generally, upon a termination of the eligible employee either (i) by us, other than for Cause, death, or disability, or (ii) by the applicable eligible employee on account of a Constructive Termination (such termination, "Qualified Termination"), then our Executive Severance Policy provides for:

(1) a lump sum payment equal to the participant's annual base salary, as in effect immediately prior to the participant's Qualified Termination or, if the termination is due to a resignation for Constructive Termination based on a material reduction in annual base salary, immediately prior to such reduction, multiplied by 100% for each of our named executive officers, and

(2) payment or reimbursement, at our sole discretion, of the cost of continued health benefits for a period of up to twelve months for each of our named executive officers.

In order to receive severance benefits under our Executive Severance Policy, a participant must timely execute, and not revoke, a release of claims in favor of us.

For purposes of our Executive Severance Policy, constructive termination ("Constructive Termination") means the eligible employee's termination of his or her employment after the occurrence of one or more of the following events without the applicable eligible employee's express written consent:

(1) a reduction in substantially all of the applicable eligible employee's responsibilities relative to his or her responsibilities in effect immediately prior to such reduction (provided, however, that, a change in title or reporting structure, without more, shall not constitute a Constructive Termination), and

(2) a reduction by us in the applicable eligible employee's rate of annual base salary by more than 25% within a single calendar year (provided, however, that, a reduction of annual base salary that also applies to substantially all other similarly situated employees of our company shall not constitute a Constructive Termination).

In order for the applicable eligible employee's termination of his or her employment to be a Constructive Termination, the eligible employee must not terminate employment with us without first providing us with written notice of the acts or omissions constituting the grounds for "Constructive Termination" within 90 days of the initial existence of the grounds for "Constructive Termination" and a cure period of 30 days following our receipt of written notice, such grounds must not have been cured during such time, and the eligible employee must terminate his or her employment within 30 days following such cure period.

Change of Control Severance Policy

We have a Change of Control and Severance Policy, pursuant to which a designated employee is eligible to receive severance benefits in lieu of any other severance payments and benefits, subject to the employee signing a participation agreement, in connection with a change of control of our company or in connection with the involuntary termination of their employment under the circumstances described in our Change of Control Severance Policy. Each of our named executive officers is a participant in our Change of Control Severance Policy. Generally, if a participant's employment is terminated within three months prior to or 12 months following the consummation of a change of control, which such period is referred to as the change of control period, either by us or a subsidiary of ours other than for cause, death or disability or by the participant for good reason, then our Change of Control Severance Policy provides that:

(1) the applicable percentage of the then-unvested shares subject to each of the participant's then-outstanding time-based equity awards will immediately vest and become exercisable, with such percentage being 100% for each of our named executive officers,

(2) for performance-based equity, the equity vesting benefit will be the amount that would have vested (a) based on actual performance, if performance has been measured or is measurable at the change of control; otherwise (b) at target level of performance,

(3) a lump sum payment equal to the participant's annual base salary, as in effect immediately prior to the participant's termination or, if the termination is due to a resignation for good reason based on a material reduction in base salary, immediately prior to such reduction, or immediately prior to the change of control, whichever is greater, multiplied by 100% for each of our named executive officers,

(4) a lump sum payment equal to the participant's target annual incentive as in effect for the fiscal year in which his or her termination of employment occurs, multiplied by 100% for each of our named executive officers, and

(5) payment or reimbursement of the cost of continued health benefits for a period of up to 12 months for each of our named executive officers.

In order to receive severance benefits under our Change of Control Severance Policy, a participant must timely execute and not revoke a release of claims in favor of us. In addition, our Change of Control Severance Policy provides that, if any payment or benefits to a participant, including the payments and benefits under our Change of Control Severance Policy, would constitute a parachute payment within the meaning of Section 280G of the U.S. Internal Revenue Code of 1986, as amended, or the Code, and would therefore be subject to an excise tax under Section 4999 of the Code, then such payments and benefits will be either (i) reduced to the largest portion of the payments and benefits that would result in no portion of the payments and benefits being subject to the excise tax, or (ii) not reduced, whichever, after taking into account all applicable federal, state and local employment and income taxes and the excise tax, results in the participant's receipt, on an after-tax basis, of the greater payments and benefits.

For purposes of each of our Change of Control Severance Policy and our Executive Severance Policy, cause ("Cause") means any of the following reasons (with any references to us interpreted to include any subsidiary, parent, affiliate or successor of ours):

● the participant's repeated willful failure to perform his or her duties and responsibilities to us or the participant's material violation of any material written policy of ours;

● the participant's commission of any act of fraud, embezzlement or any other willful misconduct that has caused or is reasonably expected to result in injury to us;

● the participant's unauthorized use or disclosure of any proprietary information or trade secrets of ours or any other party to whom the participant owes an obligation of nondisclosure as a result of his or her relationship with us; or

● the participant's material breach of any of his or her obligations under any written agreement or covenant with us.

Where the facts giving rise to Cause are capable of being remedied, we are required to provide written notice to the participant of the facts giving rise to Cause and provide the participant with 30 calendar days with which to reasonably remedy such facts.

For purposes of our Change of Control Severance Policy, good reason means the participant's termination of his or her employment in accordance with the next sentence after the occurrence of one or more of the following events without the participant's express written consent:

● a material reduction of the participant's duties, authorities or responsibilities relative to the participant's duties, authorities or responsibilities in effect immediately prior to such reduction (which, in the case of our CEO, includes ceasing to act as the CEO of the combined entity following the change of control);

● a material reduction by us in the participant's rate of annual base salary; provided, however, that, a reduction of annual base salary that also applies to substantially all other similarly situated employees of ours will not constitute good reason;

● a material change in the geographic location of the participant's primary work facility or location; provided, that a relocation of less than 35 miles from the participant's then present location will not be considered a material change in geographic location; or

● our failure to obtain from any successor or transferee of ours an express written and unconditional assumption of our obligations to the participant under our Change of Control Severance Policy.

In order for the participant's termination of his or her employment to be for good reason, the participant must not terminate employment with us without first providing us with written notice of the acts or omissions constituting the grounds for good reason within 90 days of the initial existence of the grounds for good reason and a cure period of 30 days following the date of written notice, such grounds must not have been cured during such time, and the participant must terminate his or her employment within 30 days following the expiration of our 30-day cure period.

Potential Payments Upon Termination or Change of Control

The following table sets forth the estimated payments that would be received by each of our named executive officers who remained employed with us as of July 31, 2023 if (i) pursuant to the terms of our Executive Severance Policy, a hypothetical termination of employment by us (other than for cause, death, or disability) or a hypothetical termination by the officer on account of a constructive termination had occurred on July 31, 2023 and (ii) pursuant to the terms of our Change of Control and Severance Policy, a hypothetical termination of employment by us (other than for cause, death, or disability) or a hypothetical termination by the officer for good reason in connection with a change of control of our company had occurred on July 31, 2023. The table below reflects amounts that would have been payable to the named executive officer assuming that, if applicable, the hypothetical termination occurred on July 31, 2023, and, if applicable, a change of control of our company also occurred on that date.

Name	Salary Severance[1] ($)	Annual Incentive Severance[2] ($)	Value of Accelerated Vesting[3] ($)	Continuation of Medical Benefits[4] ($)	Total ($)
Rajiv Ramaswami					
Termination by us (other than for cause, death, or disability) or termination by officer on account of constructive termination	800,000	—	—	31,319	831,319
Termination by us without cause or resignation for good reason during change of control period	800,000	800,000	35,071,894	31,319	36,703,213
Rukmini Sivaraman					
Termination by us (other than for cause, death, or disability) or termination by officer on account of constructive termination	450,000	—	—	31,319	481,319
Termination by us (other than for cause, death, or disability) or termination by officer for good reason during change of control period	450,000	337,500	10,006,287	31,319	10,825,106
David M. Sangster					
Termination by us (other than for cause, death, or disability) or termination by officer on account of constructive termination	475,000	—	—	31,319	506,319
Termination by us (other than for cause, death, or disability) or termination by officer for good reason during change of control period	475,000	356,250	9,519,040	31,319	10,381,609
Tyler Wall					
Termination by us (other than for cause, death, or disability) or termination by officer on account of constructive termination	475,000	—	—	31,319	506,319
Termination by us (other than for cause, death, or disability) or termination by officer for good reason during change of control period	475,000	356,250	7,276,750	31,319	8,139,319

(1) The amounts reported in this column reflect a lump-sum payment equal to 100% of the named executive officer's annual base salary as of July 31, 2023 under our Executive Severance Policy and a lump-sum payment equal to 100% of the named executive officer's annual base salary as of July 31, 2023 under our Change of Control and Severance Policy.

(2) The amounts reported in this column reflect a lump-sum payment equal to 100% of the named executive officer's annual incentive target for fiscal year 2023 under our Change of Control and Severance Policy.

(3) The amounts reported in this column reflect RSU and PRSU payment values based upon the closing price of our Class A common stock of $30.20 as reported on The Nasdaq Global Select Market on July 31, 2023.

(4) The amounts reported in this column reflect the cost of COBRA continuation coverage based on elected level of healthcare coverage (medical, dental and vision) for twelve months under our Executive Severance Policy and for twelve months under our Change of Control and Severance Policy.

CEO Pay Ratio

In accordance with Item 402(u) of Regulation S-K, promulgated under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, we are providing (i) the ratio of the annual total compensation of our President and CEO, Rajiv Ramaswami, to (ii) the annual total compensation of our median employee, both calculated in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K.

For fiscal year 2023:

- the annual total compensation of our President and CEO was $14,845,940;
- the annual total compensation of our median employee was $139,047; and
- the ratio of the annual total compensation of our President and CEO to the annual total compensation of our median employee was 107:1.

We believe this ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K under the Exchange Act.

We selected July 31, 2023 as the date on which to determine our employee population and the median employee. In determining this population, we included all worldwide full-time and part-time employees other than our President and CEO. We did not include any contractors in our employee population. As permitted by SEC rules, to identify our median employee, we elected to use total target cash compensation plus the grant date fair market value of equity awards, if any, as our consistently applied compensation measure, which we refer to herein as total target compensation and calculated as (i) base salary and target annual incentive as of July 31, 2023, and (ii) the grant date fair market value of equity awards issued during the previous twelve months. For employees paid in a currency other than U.S. dollars, we converted their compensation to U.S. dollars using the exchange rates used by us for various financial and accounting purposes in effect on July 31, 2023. To identify our median employee, we then calculated the total target direct compensation for our global employee population and excluded employees at the median who had anomalous compensation characteristics.

The SEC rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. Consequently, the pay ratio reported by other companies may not be comparable to the pay ratio reported by us, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

Pay Versus Performance

In accordance with Item 402(v) of Regulation S-K, below is a comparison of compensation actually paid ("CAP") and certain measures of financial performance. For further information concerning our compensation philosophy and how we align executive compensation with performance, refer to the "Executive Compensation – Compensation Discussion and Analysis" section.

| | | | | | | | | | Value of Initial Fixed $100 Investment Based On: | | |
Fiscal Year (a)	SCT Total for First PEO[1] (b)($)	CAP for First PEO[2] (c)($)	SCT Total for Second PEO[3] (b)($)	CAP for Second PEO[2] (c)($)	Avg. SCT Total for Non-PEO NEOs[7] (d)($)	Avg. CAP for Non-PEO NEOs[8] (e)($)	Total Shareholder Return[4] (f)($)	Peer Group Total Shareholder Return[4] (g)($)	Net Income (Loss)[5] (in thousands) (h)($)	Company Selected Measure: Annual Recurring Revenue[6](in thousands) (i)($)
2023	14,845,940	38,679,011	N/A	N/A	5,480,229	10,332,003	136	164	(254,560)	1,561,981
2022	12,928,676	3,241,068	N/A	N/A	4,990,357	(2,231,182)	68	129	(798,946)	1,202,438
2021	37,808,805	30,852,801	181,250	(4,475,791)	4,611,376	10,050,763	162	146	(1,035,589)	878,733

(1) Total compensation as set forth in the "Executive Compensation – Executive Compensation Tables – Fiscal Year 2023 Summary Compensation Table" ("SCT") above. Mr. Ramaswami has served as our Principal Executive Officer ("PEO") since his hire on December 9, 2020 ("First PEO").

(2) For each covered year, the values included in column (c) for the CAP to our PEO and in column (e) for the average CAP to our non-PEO named executive officers reflect the adjustments set forth below. CAP does not mean these amounts were earned or paid during the year. CAP is an amount derived from the starting point of total compensation as presented in the SCT under the methodology prescribed under the SEC's rules, which is solely based on adjustments to equity award values. Nutanix does not maintain a pension plan and does not pay dividends on its common stock so no adjustments for these factors were necessary. There are no material differences between the assumptions used to compute the valuation of the equity awards for calculating the compensation actually paid from the assumptions used to compute the valuation of the equity awards as of the grant date.

(3) Mr. Dheeraj Pandey previously served as our CEO before retiring from Nutanix in December 2020. We have included Mr. Pandey in the table above in accordance with Item 402(v) of Regulation S-K. However, Mr. Pandey has been excluded from the tables and graphs below as we do not believe Mr. Pandey's further inclusion is material to any conclusions that may be drawn from this analysis.

(4) Cumulative TSR represents the value of an initial fixed investment of $100 on July 31, 2020 in the company (column (f)) and the Nasdaq Computer Index (column (g)) for the fiscal years ended July 31, 2021, 2022, and 2023. The Nasdaq Computer Index is also used in the company's performance graph in our Annual Report on Form 10-K.

(5) The dollar amounts reported represent the amount of net income reflected in our audited financial statements for the applicable year in accordance with accounting principles generally accepted in the United States.

(6) Annual Recurring Revenue for any given period is defined as the sum of ACV for all non life-of-device contracts in effect as of the end of a specific period. For the purposes of this calculation, we assume that the contract term begins on the date a contract is booked, unless the terms of such contract prevent us from fulfilling our obligations until a later period, and irrespective of the periods in which we would recognize revenue for such contract. Annual Contract Value is defined as the total annualized value of a contract, excluding amounts related to professional services and hardware. The total annualized value for a contract is calculated by dividing the total value of the contract by the number of years in the term of such contract, using, where applicable, an assumed term of five years for contracts that do not have a specified term.

(7) The table below shows the adjustments made to the SCT totals (column (b) above) for our First PEO, Mr. Rajiv Ramaswami, to determine CAP (column (c) above).

	PEO	FY 2021 ($)	FY 2022 ($)	FY 2023 ($)
	Summary Compensation Table - Total Compensation (column (b) for first PEO)	37,808,805	12,928,676	14,845,940
-	Grant Date Fair Value of Stock Awards and Option Awards Granted in Fiscal Year	36,350,054	11,165,080	13,153,930
+	Fair Value at Fiscal Year-End of Outstanding and Unvested Stock Awards and Option Awards Granted in Fiscal Year	29,394,050	4,126,603	19,843,084
+	Change in Fair Value of Outstanding and Unvested Stock Awards and Option Awards Granted in Prior Fiscal Years	—	(5,948,177)	11,280,867
+	Fair Value at Vesting of Stock Awards and Option Awards Granted in Fiscal Year That Vested During Fiscal Year	—	600,563	1,487,145
+	Change in Fair Value as of Vesting Date of Stock Awards and Option Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	—	2,698,484	4,375,905
-	Fair Value as of Prior Fiscal Year-End of Stock Awards and Option Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	—	—	—
=	Compensation Actually Paid (column (e))	30,852,801	3,241,068	38,679,011

(8) The table below shows the adjustments made to the average SCT totals for our non-PEO NEOs (column (d) above) to determine CAP (column (e) above).

	Average of non-PEO NEOs[1]	FY 2021 ($)	FY 2022 ($)	FY 2023 ($)
	Summary Compensation Table - Total Compensation (column (d))	4,611,376	4,990,357	5,480,229
-	Grant Date Fair Value of Stock Awards and Option Awards Granted in Fiscal Year	3,430,509	4,216,833	4,618,733
+	Fair Value at Fiscal Year-End of Outstanding and Unvested Stock Awards and Option Awards Granted in Fiscal Year	4,149,288	1,109,071	6,967,492
+	Change in Fair Value of Outstanding and Unvested Stock Awards and Option Awards Granted in Prior Fiscal Years	3,009,834	(2,041,987)	1,705,032
+	Fair Value at Vesting of Stock Awards and Option Awards Granted in Fiscal Year That Vested During Fiscal Year	802,254	201,176	522,181
+	Change in Fair Value as of Vesting Date of Stock Awards and Option Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	908,521	(439,620)	780,135
-	Fair Value as of Prior Fiscal Year-End of Stock Awards and Option Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	—	1,833,346	504,333
=	Compensation Actually Paid (column (e))	10,050,763	(2,231,182)	10,332,003

(1) Average of the total compensation as set forth in the "Executive Compensation – Executive Compensation Tables – Fiscal Year 2023 Summary Compensation Table" above for the applicable year for the named executive officers, other than our PEO, which are comprised of the following individuals: for fiscal year 2023, Ms. Sivaraman and Messrs. Sangster and Wall; for fiscal year 2022, Ms. Sivaraman and Messrs. Sangster, Wall, and Williams; and for fiscal year 2021, Messrs. Sangster, Wall, Williams, and Kaddaras.

Analysis of information Presented in the Pay Versus Performance Table

As described in more detail in the section "Executive Compensation—Compensation Discussion and Analysis," the company's executive compensation program reflects a pay-for-performance philosophy. While the company uses several performance measures to align executive compensation with performance, it does not seek to align the company's performance measures with compensation actually paid (as calculated in accordance with SEC rules).

Relationship Between CAP and TSR

The chart below (i) illustrates the relationship between the amount of compensation actually paid to our PEO, the average amount of compensation actually paid to our Non-PEO NEOs, and the company's cumulative TSR over the three most recently completed fiscal years; and (ii) compares our cumulative TSR over the three most recently completed fiscal years to that of the Nasdaq Computer Index.



Compensation Actually Paid vs. TSR

- Compensation Actually Paid to First PEO
- Average Compensation Actually Paid to Non-PEO NEOs
- Total Shareholder Return
- Peer Group Total Shareholder Return

Relationship Between CAP and Net Income

The chart below illustrates the compensation actually paid to our PEO, the average compensation actually paid to our non-PEO NEOs, and our reported GAAP net income for each of the three most recently completed fiscal years.



Relationship Between CAP and ARR

The chart below illustrates the compensation actually paid to our PEO, the average compensation actually paid to our non-PEO NEOs, and our reported ARR for each of the three most recently completed fiscal years.



We have identified the following performance measures (in no specific order) as the most important in aligning the compensation of our named executive officers to our financial performance for fiscal year 2023:

Tabular List of Most Important Performance Measures

ARR (Annual Recurring Revenue)

Non-GAAP Operating Expenses (excluding commissions)

Relative Total Shareholder Return

Employee Engagement

Equity Compensation Plan Information

The following table summarizes our equity compensation plan information as of July 31, 2023. Information is included for equity compensation plans approved by our stockholders. We do not have any equity compensation plans not approved by our stockholders.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[1]	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights[2]	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))[3]
Equity plans approved by stockholders	25,820,421	$6.83	26,645,305
Equity plans not approved by stockholders	—	—	—

(1) Includes 1,046,464 outstanding stock options and 24,773,957 outstanding RSUs.

(2) The weighted average exercise price is calculated based solely on outstanding stock options and does not take into account stock underlying restricted stock units, which generally have no exercise price.

(3) Includes 14,028,460 shares reserved for future equity grants under our 2016 Equity Incentive Plan and 12,616,845 shares reserved for future stock purchase plan awards under our 2016 Employee Stock Purchase Plan. Our 2016 Equity Incentive Plan provides that the total number of shares reserved for issuance under our 2016 Equity Incentive Plan will be automatically increased on the first day of each fiscal year beginning in fiscal year 2018, by an amount equal to the lower of (i) 18,000,000 shares, (ii) 5% of the outstanding shares of all classes of common stock as of the last day of our immediately preceding fiscal year, or (iii) such other amount as our Board may determine. Accordingly, on August 1, 2023, the number of shares of Class A common stock available for issuance under our 2016 Equity Incentive Plan increased by 11,980,343 shares, pursuant to this provision. This increase is not reflected in the table above, which is as of July 31, 2023.

ADDITIONAL PROPOSALS

Proposal 4: Approval of Amendment to Amended and Restated Certificate of Incorporation to Permit the Exculpation of Officers

✓ OUR BOARD RECOMMENDS A **VOTE FOR** THIS PROPOSAL 4.

Background

Effective August 1, 2022, the State of Delaware, which is our company's state of incorporation, enacted legislation that enables Delaware corporations to limit the liability of certain of their officers in limited circumstances. In light of this update in the law, we are proposing to amend our Amended and Restated Certificate of Incorporation to provide for the exculpation of certain of our officers from liability in specific circumstances, as permitted by Delaware law. The amended Delaware statute permits officer exculpation only for direct claims (and not for, e.g., derivative claims made by stockholders on behalf of the corporation) and does not apply to breaches of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or any transaction in which the officer derived an improper personal benefit. Our proposed amendment would permit exculpation of certain officers only to the extent permitted under Delaware law. After considering the benefits and the consequences of these updates and the recommendation of the Nominating and Corporate Governance Committee of our Board, our Board believes that amending our Amended and Restated Certificate of Incorporation to provide for such exculpation remedies the inconsistent treatment of officers and directors under Delaware law, to the fullest extent permitted by Delaware law, notwithstanding that both officers and directors have similar fiduciary duties. Our Board also believes this proposed amendment will strike a balance between stockholders' interest in accountability and their interest in our company being able to attract and retain quality officers to work on its behalf. Further, our Board has considered the extent of exculpation provided under the law and, accordingly, under this proposed amendment to our Amended and Restated Certificate of Incorporation, has determined that such amendment is reasonable and does not unduly impact stockholder rights.

Taking into account the scope of claims for which an officer's liability would be exculpated, and the benefits our board of directors believes would accrue to our company and our stockholders, including, but not limited to the enhanced ability to attract and retain talented officers, the Nominating and Corporate Governance Committee of our Board has recommended that our Board approve the amendment of our Amended and Restated Certificate of Incorporation to permit officer exculpation in certain circumstances. Based on this recommendation and the review and consideration undertaken by our Board, our Board has unanimously determined and declared that it is advisable and in the best interests of our company and our stockholders to amend our Amended and Restated Certificate of Incorporation to provide such exculpation to the extent permitted by Delaware law, and in accordance with Delaware law, hereby seeks approval of the amendment of our Amended and Restated Certificate of Incorporation as described herein. However, even if the amendment is approved by our stockholders, our Board may, at any time prior to the effectiveness of the filing of the Certificate of Amendment with the Delaware Secretary of State, abandon the filing of such amendment without further action by our stockholders.

The proposed Certificate of Amendment to the Amended and Restated Certificate of Incorporation reflecting the foregoing amendment is attached as Appendix B to this proxy statement.

Accordingly, we ask our stockholders to vote on the following resolution:

"**RESOLVED,** that the Company's stockholders approve an amendment to the Company's certificate of incorporation to amend and restate Section 8.1 of Article VIII in its entirety, to read as follows:

'8.1 Limitation of Personal Liability. To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended from time to time, a director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.'"

ADDITIONAL PROPOSALS

Proposal 4: Approval of Amendment to Amended and Restated Certificate of Incorporation to Permit the Exculpation of Officers

Recommendation of our Board

This Proposal 4 is a result of the ongoing review of our corporate governance policies by the Nominating and Corporate Governance Committee. Our Board believes that it is in the best interests of our company and our stockholders to approve the Certificate of Amendment in order to permit officer exculpation in certain circumstances. Accordingly, our Board unanimously recommends a vote **FOR** the approval of this Proposal 4.

Vote Required

Approval of this Proposal 4 requires **FOR** votes from the holders of at least a majority of the voting power of the outstanding shares of our capital stock entitled to vote on the proposal. Abstentions and broker non-votes will have the same effect as a vote **AGAINST** the proposal.

If this Proposal 4 is not approved by the requisite vote of our stockholders, then the Certificate of Amendment will not be filed with the Secretary of State of the State of Delaware and our Amended and Restated Certificate of Incorporation will remain as is.

STOCK OWNERSHIP INFORMATION

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of the close of business on October 10, 2023, certain information with respect to the beneficial ownership of our common stock: (i) by each person known by us to be the beneficial owner of more than five percent of the outstanding shares of Class A common stock; (ii) by each of our directors; (iii) by each of our named executive officers; and (iv) by all of our current executive officers and directors as a group.

The percentage of shares beneficially owned shown in the table is based on 243,416,881 shares of Class A common stock as of the close of business on October 10, 2023. In computing the number of shares of capital stock beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares of our capital stock with respect to which the individual has the right to acquire beneficial ownership within 60 days of October 10, 2023 through the exercise of any stock option or other right. However, we did not deem such shares of our capital stock outstanding for the purpose of computing the percentage ownership of any other person.

Beneficial ownership is determined in accordance with SEC rules and generally includes any shares over which a person exercises sole or shared voting or investment power. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown beneficially owned by them, subject to applicable community property laws. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. Except as otherwise noted below, the address for persons listed in the table is c/o Nutanix, Inc., 1740 Technology Drive, Suite 150, San Jose, California 95110. The information provided in the table below is based on our records, information filed with the SEC and information provided to us, except where otherwise noted.

Name of Beneficial Owner	Shares Beneficially Owned	%
5% Stockholders:		
Entities affiliated with Fidelity[1]	34,589,461	14.21
Entities affiliated with the Vanguard Group[2]	25,500,892	10.48
Entities affiliated with Generation Investment Management LLP[3]	22,080,454	9.07
BlackRock, Inc.[4]	12,192,834	5.01
Named Executive Officers and Directors:		
Rajiv Ramaswami	482,597	*
Rukmini Sivaraman	169,398	*
David Sangster	66,870	*
Tyler Wall	63,795	*
Craig Conway[5]	33,363	*
Max de Groen[6]	31,012	*
Virginia Gambale[7]	45,302	*
Steven J. Gomo[8]	128,742	*
David Humphrey[9]	31,012	*
Gayle Sheppard[10]	16,166	*
Brian Stevens[11]	43,247	*
Mark Templeton[12]	15,389	*
All current directors and executive officers as a group (12 persons)[13]	1,126,893	*

*   Denotes less than 1%

(1)   Based on a Schedule 13G/A filed by FMR LLC with the SEC on February 9, 2023, in which it was reported that FMR LLC had sole voting power over 34,588,737 shares and sole dispositive power over 34,589,461 shares. The address for FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.

(2)   Based on a Schedule 13G/A filed by The Vanguard Group with the SEC on February 9, 2023, in which it was reported that The Vanguard Group had shared voting power over 91,327 shares, sole dispositive power over 25,185,307 shares, and shared dispositive power over 315,585 shares. The address for The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

(3)   Based on a Schedule 13G/A filed by Generation Investment Management LLP and its affiliates with the SEC on February 13, 2023, in which it was reported that Generation Investment Management LLP had sole voting power over 158,170 shares, shared voting power over 21,507,501 shares, sole dispositive power over 158,170 shares, and shared dispositive power over 21,922,284 shares. The address for Generation Investment Management LLP is 20 Air Street, 7th floor, London, United Kingdom W1B 5AN.

(4)   Based on a Schedule 13G filed by BlackRock, Inc. with the SEC on February 9, 2023, in which it was reported that BlackRock, Inc. had sole voting power over 11,560,276 shares and sole dispositive power over 12,192,834 shares. The address for BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

(5)   Consists of (i) 24,681 shares of Class A common stock held of record by Mr. Conway and (ii) 8,682 shares of Class A common stock issuable to Mr. Conway upon vesting of RSUs within 60 days of October 10, 2023.

(6)   Consists of (i) 22,330 shares of Class A common stock held of record by Mr. de Groen and (ii) 8,682 shares of Class A common stock issuable to Mr. de Groen upon vesting of RSUs within 60 days of October 10, 2023.

(7)   Consists of (i) 31,120 shares of Class A common stock held of record by Ms. Gambale, (ii) 5,500 shares of Class A common stock held of record by Virginia Gambale TTEE Virginia Gambale REV Trust DTD 5/22/2003 for which Ms. Gambale serves as trustee, and (iii) 8,682 shares of Class A common stock issuable to Ms. Gambale upon vesting of RSUs within 60 days of October 10, 2023.

(8)   Consists of (i) 120,060 shares of Class A common stock held of record by Mr. Gomo and (ii) 8,682 shares of Class A common stock issuable to Mr. Gomo upon vesting of RSUs within 60 days of October 10, 2023.

(9)   Consists of (i) 22,330 shares of Class A common stock held of record by Mr. Humphrey and (ii) 8,682 shares of Class A common stock issuable to Mr. Humphrey upon vesting of RSUs within 60 days of October 10, 2023.

(10) Consists of (i) 7,484 of Class A common stock held of record by Ms. Sheppard and (ii) 8,682 shares of Class A common stock issuable to Ms. Sheppard upon vesting of RSUs within 60 days of October 10, 2023.

(11) Consists of (i) 34,565 of Class A common stock held of record by Mr. Stevens and (ii) 8,682 shares of Class A common stock issuable to Mr. Stevens upon vesting of RSUs within 60 days of October 10, 2023.

(12) Consists of (i) 12,000 shares of Class A common stock held of record by Mr. Templeton and (ii) 3,389 shares of Class A common stock issuable to Mr. Templeton upon vesting of RSUs within 60 days of October 10, 2023.

(13) Consists of (i) 1,062,730 shares of Class A common stock beneficially owned by our current directors and executive officers as a group, and (ii) 64,163 shares of Class A common stock issuable upon vesting of RSUs within 60 days of October 10, 2023.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than ten percent of a registered class of Nutanix's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of Nutanix.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended July 31, 2023, all Section 16(a) filing requirements applicable to our officers, directors and greater than 10% beneficial owners were complied with, except for one Form 4 filed late for Tyler Wall to report the vesting of restricted stock units on March 15, 2023, which was reported on a Form 4 filed on March 20, 2023.

OTHER MATTERS

Our Board knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, the persons named in the associated proxy intend to vote on such matters in accordance with their best judgment.

We filed our Annual Report on Form 10-K for the fiscal year ended July 31, 2023 with the SEC on September 21, 2023. It is available free of charge at the SEC's website at www.sec.gov. Stockholders can also access this proxy statement and our Annual Report at http://ir.nutanix.com, or a copy of our Annual Report is available without charge upon written request to our Secretary at 1740 Technology Drive, Suite 150, San Jose, California 95110.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

Why did I receive a notice regarding the availability of proxy materials on the Internet?

We have elected to provide access to our proxy materials over the Internet. Accordingly, we have sent you a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy materials because our Board is soliciting your proxy to vote at the Annual Meeting. All stockholders will have the ability to access the proxy materials on the website referred to in the Notice or to request a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Notice.

We mailed the Notice on or about October 23, 2023 to all stockholders of record entitled to vote at the Annual Meeting.

How do I attend and participate in the Annual Meeting online?

We will be hosting the Annual Meeting via live webcast only. Any stockholder can attend the Annual Meeting, live online at www.virtualshareholdermeeting.com/NTNX2023. The webcast will start at 9:00 a.m., Pacific Time. Stockholders may vote and submit questions while attending the meeting online. The webcast will open 15 minutes before the start of the meeting. In order to enter the meeting, you will need the control number. The control number will be included in the Notice or on your proxy card if you are a stockholder of record of shares of common stock or included with your voting instructions received from your broker, bank or other agent if you hold your shares of common stock in a "street name." Instructions on how to attend and participate online are available at www.virtualshareholdermeeting.com/NTNX2023.

Who can vote at the Annual Meeting?

Only stockholders of record at the close of business on October 10, 2023, the record date for the Annual Meeting, will be entitled to vote at the Annual Meeting. As of the close of business on the record date, there were 243,416,881 shares of Class A common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If, as of the close of business on the record date, your shares of Class A common stock were registered directly in your name with our transfer agent, Computershare Trust Company, N.A., then you are a stockholder of record. As a stockholder of record, you may vote online during the meeting or vote by proxy. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If, as of the close of business on the record date, your shares of Class A common stock were held, not in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in "street name" and the Notice will be forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct your broker or other agent regarding how to vote the shares in your account. You are also invited to attend the virtual Annual Meeting. Since you are not the stockholder of record, you may vote your shares online during the Annual Meeting only by following the instructions from your broker, bank or other agent.

What matters am I voting on?

There are four matters scheduled for a vote:

- the election of three Class I directors to hold office until the annual meeting of stockholders to take place after the end of fiscal year ending July 31, 2024;
- the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending July 31, 2024;
- the approval, on a non-binding advisory basis, of the compensation of our named executive officers; and
- the approval of an amendment to our Amended and Restated Certificate of Incorporation to permit the exculpation of officers.

How do I vote?

The procedures for voting are as follows:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote online during the Annual Meeting, vote by proxy through the Internet, vote by proxy over the telephone, or vote by proxy using a proxy card that you may request. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy to ensure your vote is counted. Even if you have submitted a proxy before the Annual Meeting, you may still attend online and vote during the meeting. In such case, your previously submitted proxy will be disregarded.

- To vote online during the Annual Meeting, follow the provided instructions to join the meeting at www.virtualshareholdermeeting.com/NTNX2023, starting at 9:00 a.m., Pacific Time, on December 8, 2023.
- To vote online before the Annual Meeting, go to www.proxyvote.com.
- To vote by toll-free telephone, call 1-800-690-6903 if you are a stockholder of record or 1-800-454-8683 if you are a "beneficial" stockholder (be sure to have your Notice or proxy card in hand when you call).
- To vote by mail, simply complete, sign and date the proxy card or voting instruction card, and return it promptly in the envelope provided.

If we receive your vote by Internet or phone or your signed proxy card up until 11:59 p.m., Eastern Time, the day before the Annual Meeting, we will vote your shares as you direct.

To vote, you will need the control number. The control number will be included in the Notice, or on your proxy card if you are a stockholder of record of shares of Class A common stock, or included with your voting instructions received from your broker, bank or other agent if you hold your shares of Class A common stock in "street name."

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a notice containing voting instructions from that organization rather than from us. Simply follow the voting instructions in such notice to ensure that your vote is counted. To vote online during the meeting, you must follow the instructions from your broker, bank or other agent.

Internet proxy voting is provided to allow you to vote your shares online, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. Please be aware that you must bear any costs associated with your Internet access.

Can I change my vote?

Yes. Subject to the voting deadlines above, if you are a stockholder of record, you may revoke your proxy at any time before the close of voting using one of the following methods:

- You may submit another properly completed proxy card with a later date.
- You may grant a subsequent proxy by telephone or through the Internet.
- You may send a written notice that you are revoking your proxy to our Secretary at 1740 Technology Drive, Suite 150, San Jose, California 95110.
- You may attend and vote online during the Annual Meeting. Simply attending the Annual Meeting will not, by itself, revoke your proxy.

If your shares are held by your broker or bank as a nominee or agent, you should follow the instructions provided by such party.

What happens if I do not vote?

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record and do not vote during the Annual Meeting, or through the Internet, by telephone or by completing your proxy card before the Annual Meeting, your shares will not be voted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

Broker non-votes occur when (i) a broker or other nominee holds shares for a beneficial owner, (ii) the beneficial owner has not given the respective broker specific voting instructions, (iii) the matter is non-routine in nature, and (iv) there is at least one routine proposal presented at the applicable meeting of stockholders (such as Proposal 2 at the Annual Meeting). Under applicable rules, a broker or other nominee has discretionary voting power only with respect to proposals that are considered "routine," but not with respect to "non-routine" proposals. Broker non-votes are considered present for purposes of determining the presence of a quorum so long as the shares represented by a broker or other nominee who holds shares for a beneficial owner, where the beneficial owner has not given the respective broker or other nominee specific voting instructions, can be voted for, against or in abstention for at least one proposal presented at the Annual Meeting. Since there is one routine proposal presented at the Annual Meeting (Proposal 2) on which brokers and other nominees have such discretionary voting power, broker non-votes will be counted for quorum purposes at the Annual Meeting. Broker non-votes will not be counted for purposes of determining the number of votes cast or considered entitled to vote, as applicable, on a proposal. Therefore, a broker non-vote will make a quorum more readily attainable but will not otherwise affect the outcome of the vote on Proposals 1, 2, and 3. In the case of Proposal 4, broker non-votes are also counted as votes against the proposal.

Abstentions represent a stockholder's affirmative choice to decline to vote on a proposal, and occur when shares present at the meeting are marked **ABSTAIN**. Abstentions are counted for purposes of determining whether a quorum is present but will not otherwise affect the outcome of the vote on Proposal 1. In the case of Proposals 2, 3 and 4, abstentions are also counted as votes **AGAINST** the proposal.

Proposals 1, 3, and 4 are non-routine matters, so your broker or nominee may not vote your shares on Proposals 1, 3, and 4 without your instructions. Proposal 2, the ratification of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending July 31, 2024, is a routine matter so your broker or nominee may vote your shares on Proposal 2 even in the absence of your instruction. **Please instruct your bank, broker or other agent to ensure that your vote will be counted**.

What if I return a proxy card or otherwise vote but do not make specific choices?

If you return a signed and dated proxy card or otherwise vote but do not make specific choices, your shares will be voted **FOR** the election of all three nominees as Class I directors, **FOR** the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending July 31, 2024, **FOR** the approval of the compensation of our named executive officers, and **FOR** the amendment to our Amended and Restated Certificate of Incorporation to permit the exculpation of officers. If any other matter is properly presented at the Annual Meeting, your proxyholder (one of the individuals named on your proxy card) will vote your shares using the proxyholder's best judgment.

How many votes do I have?

Each holder of Class A common stock will have the right to one vote per share of Class A common stock. Stockholders are not permitted to cumulate votes with respect to the election of directors.

How many votes are needed to approve each proposal and how are the votes counted?

Proposal 1: Directors are elected by a majority of the votes cast, meaning that the number of shares voted **FOR** a director's election exceeds the number of votes cast **AGAINST** such director's election. You may vote **FOR**, **AGAINST**, or **ABSTAIN** on each of the nominees for election as director. Abstentions will not be counted for purposes of determining the number of votes cast with respect to the election of a director, and thus will have no effect on the outcome of the vote. Broker non-votes will have no effect on the outcome of the vote.

Proposal 2: The ratification of the selection of our independent registered public accounting firm for the fiscal year ending July 31, 2024, must receive **FOR** votes from the holders of a majority in voting power of the shares present at the Annual Meeting or represented by proxy thereat and entitled to vote on the proposal. You may vote **FOR**, **AGAINST**, or **ABSTAIN** with respect to this proposal. Abstentions are considered votes present and entitled to vote on this proposal, and thus will have the same effect as a vote **AGAINST** the proposal. Broker non-votes will have no effect as a vote on the outcome of this proposal.

Proposal 3: The approval, on an advisory basis, of the compensation of our named executive officers must receive **FOR** votes from the holders of a majority of the voting power of the shares present at the Annual Meeting or represented by proxy thereat and entitled to vote on the proposal. You may vote **FOR**, **AGAINST**, or **ABSTAIN** with respect to this proposal. Abstentions are considered votes present and entitled to vote on this proposal, and thus will have the same effect as votes **AGAINST** this proposal. Broker non-votes will have no effect on the outcome of this proposal. Although the advisory vote is non-binding, our Board values stockholders' opinions. The Compensation Committee will review the results of the vote and, consistent with our record of stockholder responsiveness, consider stockholders' concerns and take into account the outcome of the vote when considering future decisions concerning our executive compensation program.

Proposal 4: The approval of the amendment to our Amended and Restated Certificate of Incorporation to permit the exculpation of officers must receive **FOR** votes from the holders of at least a majority of the voting power of the outstanding shares entitled to vote on the proposal. You may vote **FOR**, **AGAINST**, or **ABSTAIN** with respect to this proposal. Abstentions and broker non-votes are considered votes present and entitled to vote on this proposal, and thus will have the same effect as votes **AGAINST** this proposal.

Who counts the votes?

We have engaged Broadridge Financial Solutions as our independent agent to tabulate stockholder votes. If you are a stockholder of record, and you choose to vote over the Internet (either prior to or during the Annual Meeting) or by telephone, Broadridge Financial Solutions will access and tabulate your vote electronically, and if you choose to sign and mail your proxy card, your executed proxy card is returned directly to Broadridge Financial Solutions for tabulation. As noted above, if you hold your shares through a broker, your broker (or its agent for tabulating votes of shares held in street name, as applicable) returns one proxy card to Broadridge Financial Solutions on behalf of all its clients.

Who is paying for this proxy solicitation?

We will pay for the cost of soliciting proxies to be voted at the Annual Meeting. We intend to retain Alliance Advisors, LLC for various services related to the solicitation of proxies, which we anticipate will cost approximately $15,000, plus reimbursement of expenses. In addition to these proxy materials, our directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid additional compensation for soliciting proxies. We may reimburse brokers, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

When are stockholder proposals due for next year's annual meeting?

Requirements for Stockholder Proposals to be Considered for Inclusion in our Proxy Materials

Stockholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act and intended to be presented at the 2024 annual meeting of stockholders must be received by us no later than June 25, 2024 in order to be considered for inclusion in our proxy materials for that meeting.

Requirements for Stockholder Proposals to be Brought Before an Annual Meeting

Our Amended and Restated Bylaws contain advance notice provisions that provide that, for stockholder director nominations or other proposals to be considered at an annual meeting of stockholders, the stockholder must give timely notice thereof in writing to our Secretary at Nutanix, Inc., 1740 Technology Drive, Suite 150, San Jose, California 95110. To be timely for our 2024 annual meeting of stockholders, a stockholder's notice must be delivered to or mailed and received by our Secretary at Nutanix, Inc., 1740 Technology Drive, Suite 150, San Jose, California 95110 not later than the close of business on September 8, 2024 nor earlier than the close of business on August 9, 2024. A stockholder's notice to the Secretary must set forth the information required by our Amended and Restated Bylaws, which bylaws include the information required by Rule 14a-19 of the Exchange Act.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if stockholders holding at least a majority of the aggregate voting power of the shares of Class A common stock issued, outstanding and entitled to vote are present in person at the meeting or represented by proxy.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote during the Annual Meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, either the chairperson of the Annual Meeting or the stockholders entitled to vote at the Annual Meeting that are present in person or represented by proxy may adjourn the meeting to another date.

How can I find out the results of the voting at the Annual Meeting?

We expect that preliminary voting results will be announced during or shortly following the Annual Meeting. In addition, final voting results will be published in a current report on Form 8-K that we expect to file with the SEC within four business days after the Annual Meeting.

What does it mean if I receive more than one Notice?

If you receive more than one Notice, your shares may be registered in more than one name or in different accounts. Please follow the instructions on the Notices to ensure that all your shares are voted.

What does it mean if multiple members of my household are stockholders, but we only received one Notice or full set of proxy materials in the mail?

The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy the delivery requirements for notices and proxy materials with respect to two or more stockholders sharing the same address by delivering a single Notice or set of proxy materials addressed to those stockholders. In accordance with a prior notice sent to certain brokers, banks, dealers or other agents, we are sending only one Notice or full set of proxy materials to those addresses with multiple stockholders unless we received contrary instructions from any stockholder at that address. This practice, known as "householding," allows us to satisfy the requirements for delivering Notices or proxy materials with respect to two or more stockholders sharing the same address by delivering a single copy of these documents. Householding helps to reduce our printing and postage costs, reduces the amount of mail you receive and helps to preserve the environment. If you currently receive multiple copies of the Notice or proxy materials at your address and would like to request "householding" of your communications, please contact your broker. Once you have elected "householding" of your communications, "householding" will continue until you are notified otherwise or until you revoke your consent.

To receive a separate copy, or, if a stockholder is receiving multiple copies, to request that we only send a single copy of the Notice and, if applicable, our proxy materials, such stockholder may contact us at the following address:

Nutanix, Inc.
Attention: Investor Relations
1740 Technology Drive, Suite 150
San Jose, California 95110

APPENDIX A – KEY PERFORMANCE MEASURES AND NON-GAAP FINANCIAL MEASURES

This proxy statement includes the following key performance and non-GAAP financial measures:

- **ACV billings –** We calculate ACV billings as the sum of the ACV for all contracts billed during the period. ACV is defined as the total annualized value of a contract, excluding amounts related to professional services and hardware. We calculate the total annualized value for a contract by dividing the total value of the contract by the number of years in the term of such contract, using, where applicable, an assumed term of five years for contracts that do not have a specified term.
- **Annual recurring revenue ("ARR") –** We calculate ARR as the sum of ACV for all non-life-of-device contracts in effect as of the end of a specific period. For the purposes of this calculation, we assume that the contract term begins on the date a contract is booked, unless the terms of such contract prevent us from fulfilling our obligations until a later period, and irrespective of the periods in which we would recognize revenue for such contract.
- **Free cash flow –** We calculate free cash flow as net cash provided by operating activities less purchases of property and equipment, which measures our ability to generate cash from our business operations after our capital expenditures.

ACV billings is a performance measure that we believe provides useful information to our management and investors as it allows us to better track the topline growth of our business during our transition to a subscription-based business model because it takes into account variability in term lengths. ARR is a performance measure that we believe provides useful information to our management and investors as it allows us to better track the topline growth of our subscription business because it only includes non-life-of-device contracts and takes into account variability in term lengths. Free cash flow is a performance measure that we believe provides useful information to our management and investors about the amount of cash generated by the business after necessary capital expenditures, and we define free cash flow as net cash provided by operating activities less purchases of property and equipment. We use these key performance and non-GAAP financial measures for financial and operational decision-making and as a means to evaluate period-to-period comparisons. However, these key performance and non-GAAP financial measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP. There is no GAAP measure that is comparable to ACV billings or ARR, so we have not reconciled the ACV billings or ARR data included in this proxy statement to any GAAP measure. The GAAP measure that is most comparable to free cash flow is net cash flow provided by operating activities. Set forth below is a reconciliation of free cash flow to net cash flow provided by operating activities. In addition, other companies, including companies in our industry, may calculate key performance measures and non-GAAP financial measures and differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our key performance measures and non-GAAP financial measures as tools for comparison. We urge you not to rely on any single financial measure to evaluate our business.

	Fiscal Year Ended July 31,	
	2022 ($)	2023 ($)
	(in thousands)	
Net cash provided by operating activities	67,543	272,403
Purchases of property and equipment	(49,058)	(65,404)
FREE CASH FLOW (NON-GAAP)	**18,485**	**206,999**

APPENDIX B - PROPOSED CERTIFICATE OF AMENDMENT TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF NUTANIX, INC.

(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)

Nutanix, Inc., a corporation organized and existing under the laws of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: That the name of the corporation is Nutanix, Inc. (the "**Corporation**") and that the Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on September 22, 2009 (the "**Original Certificate**").

SECOND: That the Corporation amended and restated the Original Certificate by filing an Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware on December 9, 2022 (the "**Certificate of Incorporation**").

THIRD: That pursuant to Section 242 of the General Corporation Law of the State of Delaware (the "**DGCL**"), this Certificate of Amendment to the Amended and Restated Certificate of Incorporation (this "**Certificate of Amendment**") amends the provisions of the Certificate of Incorporation.

FOURTH: That pursuant to Section 242 of the DGCL, the Board of Directors of the Corporation duly adopted resolutions setting forth the terms and provisions of this Certificate of Amendment, declaring the terms and provisions of this Certificate of Amendment to be advisable, and directing the terms and provisions of this Certificate of Amendment to be submitted to and considered by the stockholders of the Corporation for approval.

RESOLVED, that the Certificate of Incorporation is hereby amended by amending and restating Section 8.1 of Article VIII thereof in its entirety as follows:

"**8.1** <u>**Limitation of Personal Liability.**</u> To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended from time to time, a director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended."

* * *

FIFTH: The terms and provisions of this Certificate of Amendment have been duly adopted in accordance with Section 242 of the DGCL.

IN WITNESS WHEREOF, this Certificate of Amendment has been duly executed by a duly authorized officer of the Corporation on this   day of   , 2023.

NUTANIX, INC.

By: _____

Name:

Title:

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended July 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-37883

NUTANIX, INC.

(Exact name of registrant as specified in its charter)

Delaware	**27-0989767**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

1740 Technology Drive, Suite 150

San Jose, CA 95110

(Address of principal executive offices, including zip code)

(408) 216-8360

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.000025 par value per share	NTNX	Nasdaq Global Select Market

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark whether the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated Filer	☐
Non-accelerated Filer	☐	Smaller Reporting Company	☐
		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of January 31, 2023 (the last business day of the registrant's most recently completed second fiscal quarter) was approximately $6.5 billion, based upon the closing sale price of such stock on the Nasdaq Global Select Market. The registrant has no non-voting common equity.

As of August 31, 2023, the registrant had 239,613,959 shares of Class A common stock, $0.000025 par value per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

As noted herein, certain information called for by Parts II and III is incorporated by reference to specified portions of the registrant's definitive proxy statement to be filed in conjunction with the registrant's 2023 annual meeting of stockholders, which is expected to be filed not later than 120 days after the registrant's fiscal year ended July 31, 2023.

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains express and implied forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which statements involve substantial risks and uncertainties. Other than statements of historical fact, all statements contained in this Annual Report on Form 10-K including statements regarding our future results of operations and financial position, our business strategy and plans and our objectives for future operations, are forward-looking statements. The words "believe," "may," "will," "potentially," "estimate," "continue," "anticipate," "plan," "intend," "could," "would," "expect," or words or expressions of similar substance or the negative thereof, that convey uncertainty of future events or outcomes are intended to identify forward-looking statements. Forward-looking statements included in this Annual Report on Form 10-K include, but are not limited to, statements regarding:

- our future billings, revenue, cost of revenue and operating expenses, as well as changes in the cost of product revenue, component costs, contract terms, product gross margins and support, entitlements and other services revenue and changes in research and development, sales and marketing and general and administrative expenses;

- our business plans, strategies, initiatives, objectives and outlook, as well as our ability to execute such plans, strategies, initiatives and objectives successfully and in a timely manner, and the benefits and impact of such plans, initiatives and objectives on our business, operations, and financial results, including any impact on our revenue and product mix, average contract term lengths and discounting behavior;

- our plans for, and the timing of, any current and future business model transitions, including our transition to a subscription-based business model, our ability to manage, complete or realize the benefits of such transitions successfully and in a timely manner, and the short-term and long-term impacts of such transitions on our business, operations and financial results;

- the benefits and capabilities of our platform, solutions, products, services and technology, including the interoperability and availability of our solutions with and on third-party platforms;

- our plans and expectations regarding new solutions, products, services, product features and technology, including those that are still under development or in process;

- our growth strategy, our ability to effectively achieve and manage our growth, and the amount, timing and impact of any investments to grow our business, including any plans to increase or decrease investments in our global engineering, research and development and sales and/or marketing teams;

- our go-to-market strategy and the impact of any adjustments thereto, including any adjustments to our go-to-market cost structure, in particular, our sales compensation structure, and the pricing and packaging of our product portfolio;

- the success and impact of our customer, partner, industry, analyst, investor and employee events on our business, including on future pipeline generation;

- the impact of our decision to use new or different metrics, or to make adjustments to the metrics we use, to supplement our financial reporting;

- our reliance on key personnel;

- anticipated trends, growth rates and challenges in our business and in the markets in which we operate, including the segmentation and productivity of our sales team;

- market acceptance of new technology and recently introduced solutions;

- our ability to increase sales of our solutions, particularly to large enterprise customers;

- our ability to attract new end customers and retain and grow sales from our existing end customers;

- our plans to continue to implement recommendations arising out of or relating to our Audit Committee's previously completed investigation (including remedial measures in response to the material weakness previously identified by management);

- our ability to maintain and strengthen existing strategic alliances and partnerships and address macroeconomic supply chain shortages, including our relationships with our channel partners and original equipment manufacturers, and to develop any new strategic alliances and partnerships, and the impact of any changes to such relationships on our business, operations and financial results;

- the effects of seasonal trends on our results of operations;

- our expectations concerning relationships with third parties, including our ability to compress and stabilize sales cycles;

- our ability to maintain, protect and enhance our intellectual property;

- our exposure to and ability to guard against cyber attacks and other actual or perceived security breaches;

- our ability to continue to grow our business internationally;

- the competitive market, including our ability to compete effectively, the competitive advantages of our products, and the effects of increased competition in our market;

- anticipated capital expenditures;

- future acquisitions or investments in complementary companies, products, services or technologies and the ability to successfully integrate completed acquisitions;

- our ability to stay in compliance with laws and regulations that currently apply or may become applicable to our business both in the United States and internationally, including recent changes in global tax laws;

- macroeconomic, geopolitical, and industry trends and environment, projected growth or trend analysis;

- the impact of events that may be outside of our control, such as political and social unrest, terrorist attacks, hostilities, war, malicious human acts, climate change, natural disasters (including extreme weather), pandemics or other major public health concerns, and other similar events;

- our ability to attract and retain qualified employees and key personnel; and

- the sufficiency of cash balances to meet cash needs for at least the next 12 months.

We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs in light of the information currently available to us. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in Part I, Item 1A. "Risk Factors" in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment and new risks emerge from time to time. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained or implied in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and trends discussed in this Annual Report on Form 10-K may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, performance, or events and circumstances reflected in the forward-looking statements will be achieved or will occur. The forward-looking statements in this Annual Report on Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise or publicly release the results of any revision to these forward-looking statements to reflect new information or the occurrence of unanticipated or subsequent events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements.

PART I

ITEM 1. Business

Overview

Nutanix, Inc. ("we," "us," "our" or "Nutanix") provides a leading enterprise cloud platform, which we call the Nutanix Cloud Platform, that consists of software solutions and cloud services that power our customers' enterprise infrastructure. Our solutions deliver a consistent cloud operating model across edge, private-, hybrid- and multicloud environments for all applications and their data. Our solutions allow organizations to simply run and move their workloads, including enterprise applications, high-performance databases, end-user computing and virtual desktop infrastructure ("VDI") services, container-based modern applications, and analytics applications, between on-premises and public clouds. Our goal is to provide a single, simple, open software platform for all hybrid and multicloud applications and their data.

Founded in 2009, we pioneered the hyperconverged infrastructure ("HCI") category, initially combining the disparate IT silos of compute, storage and networking into a single on-premises product which offered simplicity, lower total cost of ownership, scalability and customer choice. We continued to innovate and developed Acropolis Hypervisor ("AHV") - our native hypervisor designed to run all virtualized applications. To give our customers even more choice, we engineered our software solutions to run on a variety of server platforms, decoupling our software from our Nutanix-branded hardware appliances and powering a variety of on-premises private cloud deployments; a significant step in our transition from a hardware to a software company. That transition has continued with the adoption of "cloud" as a mainstream IT paradigm, which has motivated IT professionals to move toward hybrid cloud architectures that allow businesses to simultaneously utilize a private cloud powered by Nutanix software, along with third-party public cloud infrastructures for maximum flexibility. We continue to transform our software solutions into a comprehensive enterprise cloud platform, based on web-scale engineering principles and with a focus on automation and operational simplicity, which allows our customers to power nearly any scale IT deployment. Although today our customers primarily use our enterprise cloud platform to power their on-premises private cloud deployments, our solutions also simplify the complexities of multicloud environments with a single management console for automation, cost governance and compliance. The end result will be an enterprise cloud platform that empowers our customers to unify operations, infrastructure and data services from the edge, to private cloud and public clouds, allowing IT to choose the right cloud for each application.

We operate a subscription-based business model to provide our customers with the flexibility to choose the licensing that works best for them based on their specific business needs. A subscription-based business model means one in which our products, including associated support and entitlement arrangements, are sold with a defined term. For more information, see the section titled "Components of Our Results of Operations" included in Part II, Item 7, as well as Note 3 of Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K. In fiscal 2023, our subscription billings increased to 93% of total billings, up one percentage point from fiscal 2022, and our subscription revenue reached $1.7 billion, representing a year-over-year increase of 21%. In fiscal 2023, ACV billings was $956.8 million, representing a year-over-year increase of 27%.

The Nutanix Cloud Platform

Leveraging the foundation of our core HCI technology, the Nutanix Cloud Platform delivers a rich set of products, solutions and services to enable our customers to simply run and manage their private cloud and, increasingly, their public and hybrid multicloud environments. The Nutanix Cloud Platform's scale-out architecture, enterprise-grade data services and freedom of infrastructure choice enable customers to standardize on the Nutanix Cloud Platform as a single cloud platform to run a wide variety of their workloads ranging from end-user computing, VDI, enterprise applications, high-performance databases, and analytics applications to container-based modern applications, artificial intelligence ("AI"), machine learning ("ML"), and generative AI workloads.

In fiscal 2022, we updated our pricing and packaging to simplify our product portfolio and streamline the products and offerings that we have developed over the years. The description of our products and offerings below are based on our new simplified product portfolio, but will also refer, where noted in parentheses, to the product names that we have used in the past.

Nutanix Cloud Infrastructure (NCI) – Our offerings in hybrid cloud infrastructure combine our core HCI software stack (AOS), native, enterprise-grade hypervisor (AHV), virtual networking, disaster recovery, network and data security and Kubernetes container runtime.

AOS. AOS converges virtualization, storage, and networking services into a turnkey solution. AOS supports major hypervisors, including AHV and VMware ESXi, and uses software running across a scale-out cluster of servers to deliver advanced storage capabilities to all workloads running on the cluster. Building on a distributed data fabric, AOS enables robust enterprise storage services across multiple storage protocols. Storage capabilities include snapshots and cloning, performance acceleration capabilities, such as data locality and all flash optimizations, storage optimization, such as deduplication, compression and erasure coding, data protection and disaster recovery features, and data security with software-based data encryption. Our disaster recovery solutions include long distance data replication between multiple sites, advanced failover orchestration capabilities and support for metro high availability configurations, zero data loss synchronous replication and snapshot-based disaster recovery over any distance.

AHV. AHV is a native, enterprise-grade virtualization solution that is included with our enterprise cloud platform with no additional software components to license, install or manage. AHV is built upon a widely-used open source hypervisor technology, known as KVM, and extends its base functionality to include additional features for storage performance and workload management, such as virtual machine high availability and live migration. AHV also includes features such as flexible migrations, automated workload placement, security hardening, network virtualization, data protection, disaster recovery and rich analytics.

Flow Virtual Networking and Flow Network Security. Flow provides services to visualize the network, automate common network operations, build virtual private networks, and integrate with various third-party networking and security products. Flow Virtual Networking simplifies creation, isolation, and management of software defined networks (SDN) that connect applications running in the hybrid multicloud environments without manual configurations of physical networks. We supplement these networking capabilities with application-centric, stateful, distributed firewall services based on advanced microsegmentation technology (Flow Network Security) that protect applications against internal and external threats.

Nutanix Kubernetes Engine (previously known as Karbon). Our cloud infrastructure stack also provides for automated deployment and management of Kubernetes clusters to simplify the provisioning, operations and lifecycle management of cloud-native environments, containerized applications and microservices.

Nutanix Cloud Clusters (NC2). We provide full automation to deploy our cloud infrastructure stack in public cloud environments like Amazon Web Services ("AWS") and Microsoft Azure as NC2. NC2 provides ultimate flexibility for customers as just another deployment model for their NCI licenses, allowing them to take advantage of the elasticity of public cloud resources while maintaining the same operating model they have been accustomed to on-premises. Elastic disaster recovery, cloud bursting, site consolidation and cloud migration are typical NC2 use cases.

Nutanix Cloud Management (NCM) – Our offerings in cloud management combine Intelligent Operations, Self-Service for infrastructure and applications, Cost Governance and Security Governance for the hybrid multicloud. Intelligent Operations provides critical capabilities such as integrated management, capacity planning, robust operational analytics, automated remediation, and one-click administration (previously known as Prism Pro/Ultimate). Self-Service (previously known as Nutanix Calm) provides automation services that streamline application lifecycle management, self-service provisioning for infrastructure and applications, and powerful hybrid multicloud orchestration. Cost Governance (previously known as Nutanix Beam) provides deep visibility, rich analytics and easy remediation across hybrid multicloud to optimize IT spend. Security Governance (also known as Security Central) enables monitoring, threat detection and remediation of real-time security vulnerabilities and compliance issues.

Nutanix Unified Storage (NUS) – Our Unified Storage product offering includes scale-out storage services that consolidate management of structured and unstructured data. Nutanix customers can simplify storage operations, while delivering enterprise-grade Network File System (NFS) and Server Message Block (SMB) files services (Nutanix Files), as well as S3-compatible object services (Nutanix Objects), at nearly any scale. NUS can be enabled on a Nutanix HCI cluster next to virtualized workloads or can be deployed as a dedicated cluster, as a full replacement for traditional network files and object storage appliances. In addition to the scale and performance of NUS, we further differentiate NUS with the same focus on simplicity and user experience that Nutanix is known for, as well as with complementary data security governance offerings such as Nutanix Data Lens.

Nutanix Database Service (NDB) – Previously known as Nutanix Era, NDB provides automated database management to simplify database administration and to efficiently manage database copies that proliferate in most IT environments. NDB supports a variety of databases, both proprietary and open source, and can run both in the private datacenter and in public clouds through Nutanix Cloud Clusters. NDB is a foundational offering in line with our longer-term vision to deliver a portfolio of data-centric platform services in the hybrid multicloud environment.

Delivery of Our Solutions

The Nutanix Cloud Platform can be deployed on-premises at the edge or in data centers, running on a variety of qualified hardware platforms, in popular public cloud environments such as AWS and Microsoft Azure through Nutanix Cloud Clusters, or, in the case of our cloud-based software and software-as-a-service ("SaaS") offerings, via hosted service. Non-portable software licenses for our platform are delivered or sold alongside configured-to-order appliances, with a license term equal to the life of the associated appliance. Our subscription term-based licenses are sold separately, or can also be sold alongside configured-to-order appliances. Our subscription term-based licenses typically have terms ranging from one to five years. Our cloud-based SaaS subscriptions have terms extending up to five years. Configured-to-order appliances, including our Nutanix-branded NX hardware line, can be purchased from one of our channel partners, original equipment manufacturers ("OEMs") or, in limited cases, directly from Nutanix.

Our enterprise cloud platform typically includes one or more years of support and entitlements, which provides customers with the right to software upgrades and enhancements as well as technical support. Purchases of term-based licenses and SaaS subscriptions have support and entitlements included within the subscription fees and are not sold separately. Purchases of non-portable software are typically accompanied by the purchase of separate support and entitlements.

Our Partners

We have established relationships with our channel, OEM, ecosystem and cloud partners, all of which help to drive the sale and adoption of our solutions with our end customers. Our solutions can be purchased through one of our channel partners or OEMs.

Channel Partners. Our channel partners sell our solutions to end customers, and in certain cases, may also deliver our solutions to end customers through a managed or integrated offering. Our Elevate Partner Program simplifies engagement for our partner ecosystem using a consistent set of tools, resources, and marketing platforms. Our channel partners include distributors, resellers, managed service providers, telcos and global systems integrators. Arrow Electronics, Inc., a distributor to our end customers, represented 32%, 33% and 32% of our total revenue for fiscal 2021, 2022 and 2023, respectively. Tech Data Corporation, another distributor to our end customers, represented 15%, 15% and 16% of our total revenue for fiscal 2021, 2022 and 2023, respectively.

OEM Partners. Our OEM partners typically pre-install our software on hardware appliances and sell to end customers as an appliance. Our OEM partners can also sell our offerings as software-only to our end customers. Dell Technologies ("Dell"), Lenovo Group Ltd. ("Lenovo"), Fujitsu Technology Solutions GmbH ("Fujitsu"), and Hewlett Packard Enterprise ("HPE") pre-install our software on their hardware to create the Dell XC Series, Lenovo Converged HX Series, Fujitsu XF Series, and HPE DX Series appliances, respectively. HPE also delivers our software with HPE DX Series Servers as a service through the HPE GreenLake offering. Some of our OEM partners also sell associated support offerings. We recently announced a strategic partnership with Cisco Systems, Inc. ("Cisco") to offer a hyperconverged solution that integrates Cisco's Unified Computing and Cisco Intersight with the Nutanix Cloud Platform.

Ecosystem Partners. We have developed relationships with a broad range of leading technology companies that help us deliver world-class solutions to our customers. Through the Technology Alliance Partner arm of our Elevate Partner Program, our developer, application, networking and security, data protection, hardware and infrastructure partners receive access to resources that allow them to validate and integrate their products with Nutanix solutions and engage in joint sales training and enablement. Such integrations enable a simpler deployment and consumption experience for our customers in their environments and increases adoption of our enterprise cloud platform. We have also developed and announced strategic technology partnerships that bring together best-in-class solutions across the ecosystem into integrated offerings and demonstrated interoperability and support for our customers, including partnerships with Red Hat, Inc., Citrix Systems, Inc., and Intel Corporation. In addition, we work closely with our technology partners through co-marketing and lead-generation activities in an effort to broaden our marketing reach and help us win new customers while retaining existing ones.

Cloud Partners. Our partnerships with public cloud providers help us to realize our vision of a hybrid multicloud. The deployment of Nutanix Cloud Clusters on AWS extends the availability of our core HCI software, along with all of our solutions, to bare metal Amazon Elastic Compute Cloud ("EC2") instances on AWS. We also have a partnership with Microsoft Corporation ("Microsoft") to offer a hybrid cloud solution on Microsoft Azure by extending Nutanix Cloud Clusters to Azure environments.

Our Support Programs

Product Support. We offer varying levels of software support to our customers based on their needs. We also offer hardware support for customers who purchase the Nutanix-branded NX configured-to-order hardware appliances.

Professional Services. We provide consulting and implementation services to customers through our professional services team for assessment, design, deployment and optimizing of their Nutanix environments. We typically provide these services at the time of initial installation to help the customer with configuration and implementation.

Our End Customers

Our solutions serve a broad range of workloads, including enterprise applications, databases, virtual desktop infrastructure, unified communications, and big data analytics, and we support both virtualized and container-based applications. We have end customers across a broad range of industries, such as automotive, consumer goods, education, energy, financial services, healthcare, manufacturing, media, public sector, retail, technology, and telecommunications. We also sell to service providers, who utilize our enterprise cloud platform to provide a variety of cloud-based services to their customers. We had a broad and diverse base of over 24,000 end customers as of July 31, 2023, including approximately 1,020 Global 2000 enterprises. We define the number of end customers as the number of end customers for which we have received an order by the last day of the period, excluding partners to which we have sold products for their own demonstration purposes. A single organization or customer may represent multiple end customers for separate divisions, segments, or subsidiaries, and the total number of end customers may contract due to mergers, acquisitions, or other consolidation among existing end customers.

Growth Strategy

Key elements of our growth strategy include:

- *Continually innovate and maintain technology leadership.* Since inception, we have rapidly innovated from supporting limited applications and a single hypervisor to a full enterprise cloud platform that is designed to support a wide variety of workloads across private, public and hybrid multicloud deployments. We intend to continue to invest in developing our enterprise cloud platform with new features, services and solutions to expand our market opportunity in both core and adjacent markets.

- *Invest to acquire new end customers.* We intend to grow our base of end customers by continuing to invest in sales and marketing, leveraging our network of channel partners and OEMs, growing our business internationally, and extending our enterprise cloud platform to address new customer segments.

- *Continue to drive follow-on sales to existing end customers.* Our end customers typically deploy our technology initially for a specific project or application deployment. Our sales teams and channel partners then seek to systematically target follow-on sales opportunities to drive additional purchases throughout our broader product portfolio, while also focusing on customer adoption and consumption of their original purchases. We believe this land and expand strategy enables us to quickly expand our footprint within our existing end customer base from follow-on orders that in the aggregate are often multiples of the initial order.

- *Enhanced focus on renewals.* In addition to our land and expand strategy described above, as part of our transition to a subscription-based model, we have enhanced our focus on renewals, which are typically associated with lower sales costs.

- *Deepen engagement with current channel, OEM, cloud and ecosystem partners and establish additional routes to market to enhance sales leverage.* We have established channel partnerships globally and have driven engagement and commercial success with several major resellers and distributors. We believe that our OEM relationships can augment our routes to market and that there is a significant opportunity to grow our sales with our channel partners and OEMs. We intend to attract and engage new channel and OEM partners around the globe while also selling our standalone software for deployment on qualified hardware or a hosted service to maximize the availability of our solutions for our customers. We will also continue to establish partnerships with cloud and ecosystem partners to provide our customers with freedom of choice.

- ***Invest in growth while balancing growth against operating expenses.*** We intend to continue investing in our growth, while balancing such growth against our operating expenses. By maintaining this balance, we believe we can sustain profitable growth. Key drivers of profitability include growth in renewals (where the cost associated with renewals is generally lower than the cost associated with new subscriptions), driving revenue growth and continuing to leverage sales and marketing efficiencies.

Sales and Marketing

Sales. We primarily engage our end customers through our global sales force who directly interact with key IT decision makers while also providing sales development, opportunity qualification and support to our channel partners. We have established relationships with our channel partners, who represent many of the key resellers and distributors of data center infrastructure software and systems in each of the geographic regions where we operate. We also engage our end customers through our OEM partners, which license our software and package it with their hardware and sell through their direct sales forces and channel partners. We expect to continue leveraging our relationships with our channel and OEM partners, and deepening relationships with our cloud and ecosystem partners, to reach our end customers.

Marketing. Our marketing team enables our global sales force and sales via our partner ecosystem. Our marketing focuses on educating our customers, prospects, partners, media and analysts, and influencers about the benefits and business outcomes our cloud software platform and solutions can deliver. The breadth of our product portfolio allows us to engage multiple buyer and user personas across the organization, including senior executives, IT professionals, and developers. We recently launched a modernized brand identity and new strategic narrative that highlights our evolution in corporate positioning from being the pioneer and a leader in HCI to now solving the market's toughest challenges in operating hybrid multicloud environments. We engage buyers through a variety of outbound and inbound marketing programs that include email, digital marketing, corporate and third-party events that generate customer and prospect awareness - including our annual user event .NEXT, in-person and virtual demand generation activities, social media outreach, media and analyst relations activities, learning certifications, community programs, platform test drives, thought leadership, and our website. Our robust community empowers customers and partners to share and discuss best practices for leveraging our solutions as well as network with peers. We foster strategic marketing partnerships with our ecosystem of technology, channel, OEM, system integrator, and service provider partners to expand market reach, increase brand awareness, and drive business growth. Through our unified Elevate Partner Program, we offer qualified partners access to market development funds, co-branded marketing campaigns, joint demand programs, and comprehensive learning paths.

Research and Development

Our research and development efforts are focused primarily on improving current technology, developing new technologies in current and adjacent markets and supporting existing end customer deployments. Our research and development teams primarily consist of distributed systems software and user interface engineers. A large portion of our research and development team is based in San Jose, California. We also maintain research and development centers in India, North Carolina, Washington, Serbia, and Germany. We plan to dedicate significant resources to our continued research and development efforts and intend to continue to grow our global research and development and engineering teams to enhance our solutions, improve integration with new and existing ecosystem partners and broaden the range of IT infrastructure technologies that we converge into our enterprise cloud platform. We believe that these investments will contribute to our long-term growth, although they may adversely affect our profitability in the near-term.

Manufacturing

We do not manufacture any hardware. The Nutanix-branded NX series appliances, including those that are delivered by us, are manufactured for us based on our specifications by Super Micro Computer, Inc. ("Supermicro"). Supermicro designs, assembles and tests the Nutanix-branded NX series appliances and it procures the components used in the NX series appliances directly from third-party suppliers. Our agreement with Supermicro automatically renews annually in May for successive one-year periods thereafter, with the option to terminate upon each annual renewal. Distributors handle fulfillment and shipment for certain end customers, but do not hold inventory.

Competition

We operate in the intensely competitive IT infrastructure market and compete primarily with companies that sell software and hardware to build and operate private clouds, integrated systems and standalone storage and servers, as well as providers of public cloud infrastructure solutions. These markets are characterized by constant change and rapid innovation. Our main competitors fall into the following categories:

- software providers, such as VMware, Inc. ("VMware") (which has agreed to be acquired by Broadcom Inc.), that offer a broad range of virtualization, infrastructure and management products to build and operate enterprise and hybrid clouds;

- providers of public cloud infrastructure and SaaS-based offerings, such as AWS, Google Cloud, Oracle Cloud, and Microsoft Azure; and

- traditional IT systems vendors, such as Dell, HPE, Hitachi Data Systems ("Hitachi"), International Business Machines ("IBM"), Lenovo, Pure Storage, Inc. ("Pure Storage"), NetApp, Inc. ("NetApp"), and Huawei Technologies Co., Ltd. ("Huawei"), that offer integrated systems that include bundles of servers, storage and networking solutions, as well as a broad range of standalone server and storage products.

As the market in which we compete continues to develop, we expect it will continue to attract new companies as well as existing larger vendors. Some of our competitors may also expand their product offerings, acquire competing businesses, sell at lower prices, bundle with other products and capabilities (including artificial intelligence, machine learning, and generative AI capabilities), provide closed technology platforms, partner with other companies to develop joint solutions, or otherwise attempt to gain a competitive advantage. Furthermore, as we expand our product offerings, we may expand into new markets and we may encounter additional competitors in such markets. Additionally, as companies increasingly offer competing solutions, they may be less willing to cooperate with us as an OEM or otherwise.

We believe the principal competitive factors in our market include:

- product features and capabilities;

- system scalability, performance and resiliency;

- management and operations, including provisioning, troubleshooting, analytics, automation, and upgrades;

- total cost of ownership over the lifetime of the technology;

- customer freedom of choice over, and product interoperability with, third-party applications, infrastructure software, infrastructure systems, and platforms and public clouds;

- application mobility across disparate silos of enterprise computing, including public and private cloud infrastructure; and

- quality of customer experience, including usability, support and professional services.

We are also venturing into a number of markets that are adjacent to our core HCI market, both through the expansion in hybrid multicloud environments as well as through our addition of new functionality in our cloud platform and through portfolio products. These adjacent markets include areas such as cloud disaster recovery, data services for Kubernetes, data governance and compliance, cloud management, files and object storage, and database automation and database-as-a-service. Competitors in these markets include large, sophisticated companies that may have more experience or longer operating histories in these markets as well as new entrants.

We believe that we are positioned favorably against our competitors based on these factors. However, many of our competitors have substantially greater financial, technical and other resources, greater brand recognition, larger sales forces and marketing budgets, a larger existing customer base, broader distribution, and larger and more mature intellectual property portfolios.

Intellectual Property

Our success depends in part upon our ability to protect and use our core technology and intellectual property. We rely on patents, trademarks, copyrights and trade secret laws, confidentiality procedures and employee nondisclosure and invention assignment agreements to protect our intellectual property rights. As of July 31, 2023, we had 420 United States patents that have been issued and 205 non-provisional patent applications pending in the United States. Our issued U.S. patents expire between 2031 and 2041. We also leverage some open source software in most of our products. See Item 1A, "Risk Factors," for further discussion of risks related to protecting our intellectual property.

Facilities

Our corporate headquarters are located in San Jose, California where, under lease agreements that expire through May 2030, we currently lease approximately 333,000 square feet of space. Following an evaluation of our longer-term facilities plans due to our transition to a hybrid work environment, we entered into amendments to these lease agreements to reduce our leased space to approximately 215,000 square feet beginning in June 2024. We also maintain offices in North America, Europe, Asia Pacific, the Middle East, Latin America, and Africa. We lease all of our facilities and do not own any real property. We believe that our facilities are adequate to meet our needs for the immediate future and that, should it be needed, we would lease suitable additional space to accommodate our operations.

Government Regulation

Our business activities are subject to various federal, state, local and foreign laws, rules and regulations. Compliance with these laws, rules and regulations has not had, and is not expected to have, a material effect on our capital expenditures, results of operations or competitive position as compared to prior periods. Nevertheless, compliance with existing or future governmental regulations, including, but not limited to, those pertaining to global trade, acquisitions, data protection and data privacy, employment and labor, and taxes could have a material impact on our business in subsequent periods. See Item 1A, "Risk Factors," for further discussion of risks related to the potential impact of government regulation on our business.

Employees and Human Capital

We had approximately 6,450 employees worldwide as of July 31, 2023. None of our employees in the United States are represented by a labor organization or are a party to any collective bargaining arrangement. In certain European countries in which we operate, we are subject to, and comply with, local labor law requirements in relation to the establishment of works councils and/or industry-wide collective bargaining agreements. We are often required to consult and seek the consent or advice of these works councils. We have never had a work stoppage and we consider our relationship with our employees to be good.

We understand the importance of human capital and prioritize building our culture, talent development, compensation and benefits, and diversity and inclusion. Our human capital resources objectives include identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. The principal purposes of our equity and cash incentive plans are to attract, retain and reward personnel through the granting of stock-based and cash-based compensation awards, in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.

Diversity, Equity, Inclusion and Belonging

At Nutanix, we value that our differences make us stronger: our diverse backgrounds, experiences and perspectives when shared, make us a more innovative and resilient team, and we can better delight and serve our customers when our teams reflect the diversity of the businesses and communities we serve. Attracting, fostering, developing and retaining a diverse, inclusive culture is essential to the continued success of our business.

Promoting diversity, equity, inclusion and belonging ("DEIB") in our workforce is among our key corporate objectives, and to further support this objective we have implemented a number of initiatives, including expanding our employee resource groups, continuing our company-wide diversity training and overall education efforts, as well as mentorship programs and forming global, cross-functional DEIB advisory groups. Our President and CEO, Rajiv Ramaswami, signed the CEO Action (an equity-focused organization) pledge and by so doing joined a global community of CEOs dedicated to driving measurable collective action and meaningful change.

Total Rewards

We believe a robust, equitable, and competitive Total Rewards portfolio is essential to attracting and retaining diverse talent that moves Nutanix forward. We design reward and recognition programs that resonate wherever our talent sits in the world. Our reward packages are carefully crafted to offer physical, mental/emotional, and financial support to our employees and their families. We regularly review our programs and encourage employee feedback about what they value most. In addition to specifically tailored packages for each country based on local market practice and the competitive landscape, we also provide a range of globally available support programs such as an Employee Assistance Program, online health engagement and child development support.

Health, Wellness, and Safety

The health and safety of employees and others on our property are a top priority. We also focus on compliance with all health and safety laws applicable to our business. To that end, appropriate requirements are implemented, as needed, in order to comply with public health or safety obligations. In addition, we rely upon employees to ensure that work areas are kept safe and free of hazardous conditions. Employees are required to be conscientious about workplace safety. In compliance with applicable laws, and to promote the concept of a safe workplace, we maintain an Injury and Illness Prevention Program. We also continue to support the well-being and continued development of our employees by offering well-being days, during which all employees may enjoy private time away from work requirements.

Growth and Development

We challenge our employees to constantly learn, continuously improve, and eternally evolve -- and to that end we invest resources to foster a learning culture throughout our company and to empower our employees to drive their personal and professional growth by equipping them with onboarding and learning programs. Our learning programs include digital learning, speed coaching, customized learning workshops, management enablement and skills training for current, new and future managers, training on diversity, inclusion, and belonging, language learning programs, and employee wellness programs. We believe that by empowering our employees as they strive to grow personally and professionally, we will be able to build a flexible and resilient workforce and maintain and nurture a robust pipeline of talent to fuel our future growth and strategy.

We recognize and value the continuous evolution and refinement of our company culture, while staying true to our Core Values – which ask each employee to operate with a mindset of remaining Hungry, Humble, Honest and always acting with Heart. For fiscal 2024, we are introducing a rebranding of our Culture Principles, developed with input from employees in every function, region, and level of Nutanix. These new Culture Principles are encapsulated as follows:

- We Own It
- We Work As One Team
- We Obsess Over Our Customers' Success
- We Think Long-Term

Each of these Culture Principles aligns with our Core Values and represents the beliefs that inform all kinds of decisions at our company – from how we hire, to how we develop our products and services, to how we work with our customers.

Information about Segment and Geographic Areas

The segment and geographic information required herein is contained in Note 14 of Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Corporate Information

We were incorporated in Delaware in September 2009 as Nutanix, Inc. Our principal executive offices are located at 1740 Technology Drive, Suite 150, San Jose, California 95110, and our telephone number is (408) 216-8360. We have operations throughout North America, Europe, Asia Pacific, the Middle East, Latin America, and Africa. Our website address is www.nutanix.com. Information contained on or accessible through our website is neither a part of this Annual Report on Form 10-K nor incorporated by reference herein, and any references to our website and the inclusion of our website address in this Annual Report on Form 10-K are intended to be inactive textual references only.

Available Information

Our website is located at www.nutanix.com and our investors relations website is located at ir.nutanix.com. We file reports with the Securities and Exchange Commission ("SEC"), which maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers, including us, that file electronically with the SEC. This Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are made available free of charge on the investor relations portion of our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We also provide a link to the section of the SEC's website at www.sec.gov that has, or will have, all of our public filings, including this Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, all amendments to those reports, our Proxy Statements and other ownership-related filings. We use our investor relations website as well as social media as channels of distribution for important company information. For example, webcasts of our earnings calls and certain events we participate in or host with members of the investment community are on our investor relations website. Additionally, we announce investor information, including news and commentary about our business and financial performance, SEC filings, notices of investor events and our press and earnings releases, on our investor relations website. It is possible that the information we post on social media could be deemed to be material information. Therefore, we encourage investors, the media and others interested in our company to review the information we post on social media channels listed on our investor relations website. Investors and others can receive notifications of new information posted on our investor relations website in real time by signing up for email alerts and RSS feeds. Further corporate governance information, including our corporate governance guidelines, board committee charters and code of business conduct and ethics, is also available on our investor relations website under the heading "Governance Documents." Information contained on or accessible through our websites are neither a part of nor incorporated by reference into this Annual Report on Form 10-K or any other report or document we file with or furnish to the SEC, and any references to our websites and the inclusion of our website addresses in this Annual Report on Form 10-K are intended to be inactive textual references only.

Item 1A. Risk Factors

You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this Annual Report on Form 10-K, including our consolidated financial statements and related notes, before making a decision to invest in our securities. The risks and uncertainties described below are not the only ones we face; additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect our business. If any of the following risks occur, our business, financial condition, operating results, cash flows and prospects could be materially harmed. In that event, the price of our securities could decline, and you could lose part or all of your investment. In addition, the global macroeconomic environment remains uncertain, which may adversely impact our business, operating results, cash flows, and prospects.

Summary Risk Factors

Our business and an investment in our securities are subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Related to Our Business and Industry

- our ability to achieve our business plans, vision, and objectives, including our growth and go-to-market strategies, successfully and in a timely manner;

- macroeconomic or geopolitical conditions, industry trends, and technological developments, including disruptions and delays in global supply chains;

- the competitive market, including our competitive position and advantages and ability to compete effectively;

- our ability to predict future financial performance from our historical financial performance;

- our ability to remediate the previously-identified material weakness in our internal controls and maintain an effective system of internal controls;

- our ability to address customer needs and expand or maintain our customer base;

- our platform, solutions, products, services and technology, including their interoperability and availability with and on third-party platforms and technologies, and current and future product roadmaps, including expanding our AI-related capabilities;

- our reliance on key personnel and ability to attract, train, incentivize, retain, and/or ramp to full productivity, qualified employees and key personnel;

- our ability to form new or maintain and strengthen existing, strategic alliances and partnerships, as well as our ability to manage any changes thereto;

- our reliance on key manufacturers, suppliers or other vendors;

- our ability to obtain, maintain, protect, and enforce our intellectual property rights;

- any business model transitions (including our transition to a subscription-based business model);

- the impact of a pandemic or major public health concern on our business, operations, financial performance, and stock price;

- any changes to, or failure to comply with, laws and regulations, as well as the impact of and any regulatory investigations and enforcement actions and other legal proceedings, including any pending or future class action lawsuits;

- complex and evolving U.S. and foreign privacy, data use and data protection, content, competition, consumer protection, and other laws and regulations;

- the occurrence of security breaches, improper access to or disclosure of our data or user data, and other cyber incidents or undesirable activity on our platform; and

- investors' and other stakeholders' expectations of our performance relating to environmental, social and governance factors.

Risks Related to Our Convertible Notes

- our ability to service our outstanding convertible notes, including the sufficiency of our cash, or our ability to raise necessary funds, to settle conversions of the notes, repay the notes at maturity, or repurchase the notes upon a fundamental change; and

- the impact of certain provisions of our outstanding convertible notes on our financial condition and operating results, as well as the value of the notes and the price of our securities.

Risks Related to Ownership of Our Securities

- any volatility and decline in the market price and/or trading volume of our securities, including as a result of financial or industry analyst reports or a lack thereof;

- any dilutive impact of actual or perceived sales of substantial amounts of our securities in the public markets and/or the conversion of our outstanding convertible notes;

- any limitations on the ability of holders of our securities to influence corporate matters due to certain provisions of our organizational documents or under Delaware law;

- restrictions on our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers, or employees; and

- our plans regarding payment of any future dividends.

Risks Related to Our Business and Industry

We have a history of losses, and we may not be able to maintain profitability on a non-GAAP basis or achieve profitability on a GAAP basis in the future.

We have incurred GAAP net losses in all periods since our inception, and we expect that we will continue to incur GAAP net losses for the foreseeable future. We experienced GAAP net losses of $1.0 billion, $798.9 million and $254.6 million for fiscal 2021, 2022 and 2023, respectively. As of July 31, 2023, we had an accumulated deficit of $4.6 billion. In addition to the investments we expect to continue to make to grow our business, we also incur and expect to continue incurring significant additional legal, accounting and other expenses as a public company. While we achieved profitability on a non-GAAP basis in fiscal 2023, if we fail to increase our revenue and manage our expenses, we may not be able to maintain profitability on a non-GAAP basis or achieve profitability on a GAAP basis in the future.

Adverse or uncertain macroeconomic or geopolitical conditions or reduced IT spending may adversely impact our business, revenues and profitability.

Our business, operations and performance are dependent in part on worldwide market, economic and financial conditions and events that may be outside of our control, such as global, regional, and local economic developments, fiscal, monetary and tax policies, high inflation, rising interest rates, recession, political and social unrest, terrorist attacks, hostilities or the perception that hostilities may be imminent, military conflict, war, including the ongoing war in Ukraine and related sanctions as well as measures taken in response to such sanctions, malicious human acts, climate change, natural disasters (including extreme weather), pandemics or other major public health concerns and other similar events, and the impact these conditions and events have on the overall demand for enterprise computing infrastructure solutions and on the economic health and general willingness of our current and prospective end customers to purchase our solutions and to continue spending on IT in general. The global macroeconomic environment has been, and may continue to be, inconsistent, challenging and unpredictable due to pandemics, international trade disputes or tensions, tariffs, including those imposed by the U.S. government on Chinese imports to the United States, restrictions on sales and technology transfers, rising interest and inflation rates, uncertainties related to changes in public policies such as domestic and international regulations and fiscal and monetary stimulus measures, taxes, or international trade agreements, actual or potential government shutdowns, elections and any related political instability, geopolitical turmoil and civil unrests, instability in the global credit markets, uncertainties regarding the effects of the United Kingdom's separation from the European Union, commonly known as "Brexit," and other disruptions to global and regional economies and markets.

These macroeconomic challenges and uncertainties have, and may continue to, put pressure on global economic conditions and overall IT spending and may cause our end customers to modify spending priorities or delay or abandon purchasing decisions, thereby lengthening sales cycles and potentially lowering prices for our solutions, and may make it difficult for us to forecast our sales and operating results and to make decisions about future investments, any of which could materially harm our business, operating results and financial condition.

The markets in which we compete are rapidly evolving, which make it difficult to forecast end customer adoption rates and demand for our solutions.

The markets in which we compete are rapidly evolving. Accordingly, our future financial performance will depend in large part on the allocation of spending in traditional IT markets and on our ability to adapt to new market demands. Currently, sales of our solutions are dependent in large part upon replacement of spending in traditional markets, including x86 servers, storage systems and virtualization software. In addition, as we continue to develop new solutions designed to address new market demands, sales of our solutions will in part depend on capturing new spending in these markets, including public cloud and hybrid cloud services. Moreover, in recent years, an increasing number of customers have been allocating their IT spending toward artificial intelligence, machine learning, and generative AI capabilities. The IT infrastructure market for artificial intelligence, machine learning, and generative AI workloads is expected to be an intensely competitive and rapidly evolving market, and our future financial performance may depend on our ability to adapt to, and capture new spending, in this market. If the markets in which we compete experience a shift in customer demand, or if customers in these markets focus their new spending on, or shift their existing spending to, public cloud solutions or other solutions that do not interoperate with our solutions more quickly or more extensively than expected, our solutions may not compete as effectively, if at all. It is also difficult to predict end customer demand or adoption rates for our solutions or the future growth of our market.

In addition, we have estimated the size of our total addressable market based on internally generated data and assumptions, as well as data published by third parties, which we have not independently verified. While we believe these estimates are reasonable, such information is inherently imprecise and subject to a high degree of uncertainty. If our third-party or internally generated data prove to be inaccurate or we make errors in our assumptions based on that data, our actual market may be more limited than our estimates. In addition, these inaccuracies or errors may cause us to misallocate capital and other critical business resources, which could harm our business. Even if our total addressable market meets our size estimates and experiences growth, we may not continue to grow our share of the market.

If end customers do not adopt our solutions, our ability to grow our business and operating results may be adversely affected.

Traditional IT infrastructure architecture is entrenched in the data centers of many of our end customers because of their historical financial investment in existing IT infrastructure architecture and the existing knowledge base and skill sets of their IT administrators. As a result, our sales and marketing efforts often involve extensive efforts to educate our end customers as to the benefits and capabilities of our solutions, particularly as we introduce new products and continue to pursue large organizations as end customers. If we fail to achieve market acceptance of our solutions, our ability to grow our business and our operating results will be adversely affected.

We have experienced significant growth in prior periods and we may not be able to sustain or manage any future growth effectively.

We have expanded our overall business and operations significantly in prior periods. Our employee headcount has increased significantly since our inception. We anticipate that our operating expenses will increase in the long term as we scale our business, including in developing and improving our new and existing solutions, expanding our sales and marketing capabilities and global coverage, and in providing general and administrative resources to support our growth. In addition, as we continue to grow our business in the long term, we must effectively train, integrate, develop, motivate and retain a large number of new employees, as well as existing employees who are promoted or moved into new roles, while maintaining the effectiveness of our business execution. The failure to manage these changes could significantly delay the achievement of our strategic objectives. In particular, our success depends heavily on our ability to ramp new sales teams in a fast and effective manner and retain those sales teams. In recent years, we have also seen higher-than-normal attrition among our sales representatives and while we are actively recruiting additional sales representatives, it will take time to replace, train, and ramp them to full productivity, and if we are unable to do so, we may not be able to achieve our growth targets. We must also continue to improve and expand our IT and financial infrastructure, management systems and product management and sales processes. We expect that our future growth will continue to place a significant strain on our management, operational and financial resources, and we may not be able to sustain or manage any future growth effectively. We may make investments or otherwise incur costs associated with future growth that may not translate into billings or revenues or otherwise result in the realization of their anticipated benefits within the expected timeframe or at all, and the return on these investments may be lower, if any, or may develop more slowly than we expect.

If we are unable to sustain or manage our growth effectively, we may not be able to take advantage of market opportunities. We also may fail to satisfy end customers' requirements, maintain product quality, execute on our business plan or respond to competitive pressures, any of which could adversely affect our business, operating results, financial condition and prospects.

Our continued focus on growth may negatively impact our ability to achieve or maintain profitability in the near term.

We intend to continue balancing our growth against our operating expenses. However, maintaining this balance may negatively impact our ability to achieve, or subsequently maintain, profitability on a GAAP basis in the near term. Further, expenditures related to expanding our research and development efforts, sales and marketing efforts, our transition to a subscription-based business model, infrastructure and other such investments may not ultimately grow our business, billings or revenue or result in future profitability. If we are ultimately unable to achieve or maintain profitability at the level anticipated by analysts and our stockholders, the price of our securities may decline, potentially significantly.

The enterprise IT market is rapidly changing and expanding, and we expect competition to continue to intensify in the future from both established competitors and new market entrants.

We operate in the intensely competitive enterprise IT infrastructure market and compete primarily with companies that sell software and hardware to build and operate enterprise clouds, integrated systems and standalone storage and servers, as well as providers of public cloud infrastructure solutions. These markets are characterized by constant change and rapid innovation. Our main competitors fall into the following categories:

- software providers, such as VMware (which has agreed to be acquired by Broadcom Inc.), that offer a broad range of virtualization, infrastructure and management products to build and operate enterprise and hybrid clouds;

- providers of public cloud infrastructure and SaaS-based offerings, such as AWS, Google Cloud, Oracle Cloud, and Microsoft Azure; and

- traditional IT systems vendors, such as Dell, HPE, Hitachi, IBM, Lenovo, Pure Storage, NetApp, and Huawei, that offer integrated systems that include bundles of servers, storage and networking solutions, as well as a broad range of standalone server and storage products.

As the market in which we compete continues to develop, we expect it will continue to attract new companies as well as existing larger vendors. Some of our competitors may also expand their product offerings, acquire competing businesses, sell at lower prices, bundle with other products and capabilities (including artificial intelligence, machine learning, and generative AI capabilities), provide closed technology platforms, partner with other companies to develop joint solutions, or otherwise attempt to gain a competitive advantage. Furthermore, as we expand our product offerings, we may expand into new markets and we may encounter additional competitors in such markets. Additionally, as companies increasingly offer competing solutions, they may be less willing to cooperate with us as an OEM or otherwise.

Many of our existing competitors have, and some of our potential competitors may have, competitive advantages over us, such as longer operating histories, significantly greater financial, technical, marketing or other resources, stronger brand awareness and name recognition, larger intellectual property portfolios and broader global presence and distribution networks. Moreover, our current or potential competitors may be acquired by third parties with greater available resources and the ability to initiate or withstand substantial price competition, such as VMware's pending acquisition by Broadcom Inc. Furthermore, some of our competitors have access to larger customer bases and supply a wide variety of products to, and have well-established relationships with, our current and prospective end customers. Some of these competitors have in the past and may in the future take advantage of their existing relationships with end customers, distributors or resellers to provide incentives to such current or prospective end customers that make their products more economically attractive or to interfere with our ability to offer our solutions to our end customers. Our competitors may also be able to offer products or functionality similar to ours at a more attractive price, such as by integrating or bundling their solutions with their other product offerings or those of technology partners or establishing cooperative relationships with other competitors, technology partners or other third parties. Potential end customers may prefer to purchase from their existing suppliers rather than a new supplier, especially given the significant investments that they have historically made in their legacy infrastructures. Some of our competitors may also have stronger or broader relationships with technology partners than we do, which could make their products more attractive than ours. We have also ventured into a number of markets that are adjacent to our core HCI market, both through the expansion of HCI in hybrid multicloud environments as well as through our emerging products, and some of our competitors in these adjacent markets have more experience with those markets and more resources targeted at penetration of those markets than we do. As a result, we cannot assure you that our solutions will compete favorably, and any failure to do so could adversely affect our business, operating results and prospects.

In addition, in recent years, an increasing number of customers have been allocating their IT spending toward artificial intelligence, machine learning, and generative AI capabilities. The IT infrastructure market for artificial intelligence, machine learning, and generative AI workloads is also expected to be an intensely competitive and rapidly evolving market.

Developments or improvements in enterprise IT infrastructure technologies may materially and adversely affect the demand for our solutions.

Significant developments in enterprise IT infrastructure technologies, such as advances in storage, virtualization, containers, networking, disaster recovery, edge computing, management software and public cloud and hybrid cloud infrastructure solutions, may materially and adversely affect our business, operating results and prospects in ways we do not currently anticipate. Any failure by us to develop new or enhanced technologies or processes, to react to changes or advances in existing technologies or to correctly anticipate these changes or advances as we create and invest in our product roadmap, could materially delay our development and introduction of new solutions, which could result in the loss of competitiveness of our solutions, decreased revenue and a loss of market share to competitors. In addition, public cloud infrastructure offers alternatives to the on-premises infrastructure deployments that our platform currently primarily supports. Various factors could cause the rate of adoption of public cloud infrastructure to increase, including decreases in the price of public cloud offerings, increased interoperability with on-premises infrastructure solutions that compete with our solutions, and improvements in the ability of public cloud providers to deliver reliable performance, enhanced security, better application compatibility and more precise infrastructure control. In addition, the rate of adoption of public cloud infrastructure could increase due to increased customer interest in artificial intelligence, machine learning, and generative AI capabilities that may be offered by public cloud providers. Any of these factors could make our platform less competitive as compared to the public cloud, and could materially and adversely affect the demand for our solutions.

Our historical financial performance, including revenue growth, may not be indicative of our future performance.

Our historical financial performance, including revenue growth, may not be indicative of our future performance. For example, while we have historically experienced significant revenue growth, our total revenue growth slowed in recent periods, due in large part to our transitions from hardware to software-only sales, and from life-of-device to a subscription license model, and these transitions make it difficult to compare historical results.

In addition, our transition toward a subscription-based model has resulted in impacts to our revenue in the short term compared to our historical results. The revenue associated with certain subscription purchases is recognized ratably over the term of the subscription, resulting in less upfront revenue as compared to our historical life-of-device and term-based software-only transactions. Also, the revenue we recognize from subscription sales, even if recognized upfront, may in some instances have a lower total dollar value than those associated with licenses for the life of the device because they may be of a shorter term than the life of the device. Furthermore, such downward impact on average term lengths may have been further exacerbated by our transition to an ACV-based sales compensation structure during fiscal 2021. This may also make it difficult to rapidly increase our revenue in any period through additional sales.

Following our transition to software-only sales and due to our transition toward a subscription-based model, our success will also depend heavily on the ability of our sales team to adjust their strategy to focus on software-only and subscription-based sales effectively and in a timely manner. Furthermore, our customers may not understand these changes to our product sales, and investors, industry and financial analysts may have difficulty understanding the changes to our business model, resulting in changes in financial estimates or failure to meet investor expectations. As our business changes, the transitions may make it more difficult to accurately project our operating results or plan for future growth. Accordingly, you should not rely on our revenue growth for any prior periods as an indication of our future revenue or revenue growth.

We have identified a material weakness in our internal control over financial reporting. If we are unable to remediate the identified material weakness, or if we experience additional material weaknesses or deficiencies in the future or if we otherwise fail to maintain an effective system of internal controls, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley Act") and the rules and regulations of the Nasdaq Stock Market. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly, and place significant strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls, internal control over financial reporting and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers.

As initially disclosed in our Quarterly Report on Form 10-Q filed with the SEC on May 24, 2023, we had identified control deficiencies that, individually or in the aggregate, constitute a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis. In particular, we determined that our controls did not effectively provide the information necessary for our risk assessment process to identify non-compliant use of third-party software as a risk of material misstatement in our financial reporting and we did not effectively reinforce the importance of raising concerns about perceived unethical conduct in a timely manner.

While our management, with the oversight of the Audit Committee of our Board of Directors, has made significant progress toward remediating this material weakness, our management determined that this material weakness has not yet been fully remediated. For more information about our remediation efforts, refer to Part II, Item 9A of this Annual Report on Form 10-K. Our management has implemented many of the remedial measures outlined in the remediation plan initially disclosed in our Quarterly Report on Form 10-Q filed with the SEC on May 24, 2023 and remains in the process of implementing the remaining remedial measures. This identified material weakness will not be considered remediated until the applicable remediated controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. As management continues to evaluate and work to enhance our internal control over financial reporting, management may take additional measures to address control deficiencies or we may modify some of the remediation measures. Despite these efforts, we may nevertheless be unsuccessful in remediating this identified material weakness. Further, additional weaknesses in our internal controls may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal controls also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we are required to include in our periodic reports we will file with the SEC under Section 404 of the Sarbanes-Oxley Act. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the market price of our securities.

In order to restore, maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting to comply with the SEC rules that implement Sections 302 and 404 of the Sarbanes-Oxley Act, we have expended and anticipate that we may continue to expend significant resources and undertake various actions, including implementing our remediation plan, incurring accounting-related costs, implementing new internal controls and procedures, and providing significant management oversight. Any failure to maintain the adequacy of our internal controls, or consequent inability to produce accurate financial statements on a timely basis could increase our operating costs and could materially impair our ability to operate our business and could have a material and adverse effect on our operating results and could cause a decline in the price of our securities. In addition, if we are unable to continue to meet these requirements, we may not be able to maintain our listing on the Nasdaq Global Select Market.

Matters arising out of or relating to our Audit Committee's previously completed investigation, including risks associated with litigation and any regulatory investigations and proceedings, may adversely affect our business and results of operations.

As initially disclosed in our Quarterly Report on Form 10-Q filed with the SEC, the Audit Committee of our Board of Directors, with the assistance of outside counsel, completed its investigation into our management's discovery that certain third-party evaluation software that was used for interoperability testing, validation, customer proofs of concept, training and customer support over a multi-year period. The matters which led to our Audit Committee's review and our internal accounting review have exposed us to greater risks associated with litigation, regulatory proceedings and government enforcement actions. We have incurred significant expenses related to legal, accounting, and other professional services associated with the completed Audit Committee investigation and related matters and may continue to incur significant additional expenses with regard to related remediation efforts. To the extent that our remedial efforts are not successful, we could be forced to incur additional time and expense. Furthermore, if the SEC were to commence an investigation, we could incur significant additional time and expense, including expenses related to accounting, legal and other professional services, in connection with the investigation, the outcome of which would be difficult to predict. If the SEC were to commence legal action, we could be required to pay significant penalties and become subject to injunctions, a cease and desist order and other equitable remedies.

Following our announcement of the investigation, a putative federal securities class action was filed in the Northern District of California against us and certain of our current and former executive officers alleging violations of Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b-5 promulgated thereunder, alleging misstatements and/or omissions in certain of our financial statements, press releases, and SEC filings made during the putative class period of September 21, 2021 through March 6, 2023 and a putative stockholder derivative action was filed in the Northern District of California against us and our directors alleging violations of Section 14(a) of the Exchange Act, breach of fiduciary duties, and aiding and abetting breach of fiduciary duties. We could also become subject to additional future lawsuits or future regulatory investigations or proceedings relating to the subject matter of the investigation. We intend to vigorously defend against these lawsuits, but there can be no assurance that we will be successful in any defense. Any existing or future lawsuits and/or any future regulatory investigations or proceedings could be time-consuming, result in significant expense and divert the attention and resources of our management and other key employees, as well as harm our reputation, business, financial condition or results of operations. Any unfavorable outcome could have a material adverse effect on our business, financial condition, results of operations and cash flows. Further, we could be required to pay damages or additional penalties or have other remedies imposed against us, or our current or former directors or officers, which could harm our reputation, business, financial condition, results of operations or cash flows.

If other IT vendors do not cooperate with us to ensure that our solutions interoperate with their products, including by providing us with early access to their new products or information about their new products, our product development efforts may be delayed or impaired, which could adversely affect our business, operating results and prospects.

Our solutions provide a platform on which software applications and hypervisors from different software providers run. As a result, our solutions must interoperate with our end customers' existing hardware and software infrastructure, specifically their networks, servers, software and operating systems, as well as the applications that they run on this infrastructure, which may be manufactured and provided by a wide variety of vendors and OEMs. In addition to ensuring that our solutions interoperate with these hardware and software products initially, we must occasionally update our software to ensure that our solutions continue to interoperate with new or updated versions of these hardware and software products. Current or future providers of hardware, software applications, hypervisors or data management tools could make changes that would diminish the ability of our solutions to interoperate with them, and significant additional time and effort may be necessary to ensure the continued compatibility of our solutions, which might not be possible at all. Even if our solutions are compatible with those of other providers, if they do not certify or support our solutions for their systems or cooperate with us to coordinate troubleshooting and hand off of support cases, end customers may be reluctant to buy our solutions, which could decrease demand for our solutions and harm our ability to achieve a return on the investments and resources that we have dedicated to ensuring compatibility. Developing solutions that interoperate properly requires substantial partnering, capital investment and employee resources, as well as the cooperation of the vendors or developers of the software applications and hypervisors both with respect to product development and product support. Vendors may not provide us with early or any access to their technology and products, assist us in these development efforts, certify our solutions, share with or sell to us any application programming interfaces ("APIs"), formats, or protocols we may need, or cooperate with us to support end customers. If they do not provide us with the necessary access, assistance or proprietary technology on a timely basis or at all, we may experience product development delays or be unable to ensure the compatibility of our solutions with such new technology or products. To the extent that vendors develop products that compete with ours, they have in the past, and may again in the future, withhold their cooperation, decline to share access, certify our solutions or sell or make available to us their proprietary APIs, protocols or formats or engage in practices to actively limit the functionality, or compatibility, and certification of our products. If any of the foregoing occurs, our product development efforts may be delayed or impaired, our solutions could become less attractive to end customers resulting in a decline in sales, and our business, operating results and prospects may be adversely affected.

If we fail to successfully execute on our plan to sell more cloud services, which would be sold on a ratable subscription-basis, our results of operations could be adversely affected.

We have sold and anticipate selling more of our products and services as cloud-based offerings - which include offerings hosted on public cloud infrastructure as well as part of our own Nutanix Cloud Platform - on a ratable subscription basis. While cloud-based offerings currently make up a small portion of our business, this shift has required and will continue to require a considerable investment of resources and will continue to divert resources and increase costs, especially in cost of license and other revenues, in any given period. We have also made, and intend to continue to make, investments in the supporting infrastructure for such cloud-based offerings that we host, and may not recoup the costs of such investments. Such investments of resources may also not improve our long-term growth and results of operations. Further, the increase in some costs associated with our cloud-based services may be difficult to predict over time, especially in light of our lack of historical experience with the costs of delivering cloud-based versions of our solutions.

We believe our plan has certain advantages; however, it also presents a number of risks to us including, but not limited to, the following:

- arrangements entered into on a ratable subscription basis may delay when we can recognize revenue, even when compared to similar term-based subscription sales, which we currently recognize upfront, and can require up-front costs, which may be significant;

- since revenue is recognized ratably over the term of the customer agreement, any decrease in customer purchases of our ratable subscription-based products and services will not be fully reflected in our operating results until future periods. This will also make it difficult for us to increase our revenue through additional ratable subscription sales in any given period;

- cloud-based ratable subscription arrangements are generally under short-term agreements. Accordingly, our customers generally have no long-term obligation to us and may cancel their subscription at any time, even if our customers are satisfied with our cloud-based subscription products; and

- there is no assurance that the cloud-based solutions we offer on a ratable subscription basis, including new products that we may introduce, will receive broad marketplace acceptance.

If we fail to properly execute on our plan to sell more of our products and services as cloud-based offerings on a ratable subscription basis, our business and operating results would be adversely affected, and the price of our securities could decline.

If we fail to develop or introduce new or enhanced solutions on a timely or cost-effective basis, our ability to attract and retain end customers could be impaired and our brand, reputation and competitive position could be harmed.

We operate in a dynamic environment characterized by rapidly changing technologies and industry standards and technological obsolescence. We will need to continue to create valuable software solutions and integrate these solutions across hardware platforms. To compete successfully, we must design, develop, market and sell new or enhanced solutions that provide increasingly higher levels of performance, capacity, scalability, security, interoperability, application mobility and reliability and meet the cost expectations of our end customers. The introduction of new products by our competitors, the market acceptance of products based on new or alternative technologies, including AI capabilities, or the emergence of new industry standards could render our existing or future solutions obsolete or less attractive to end customers. Any failure to anticipate or develop new or enhanced solutions or technologies, including AI capabilities, in a timely or cost-effective manner in response to technological shifts, could result in decreased revenue and harm to our business and prospects. Any new feature or application that we develop or acquire may not be introduced in a timely or cost-effective manner and may not achieve broad market acceptance and investments in research and development or efforts to optimize our engineering cost structure may not be successful. In particular, if we fail to timely release new products, technology or services that we previously announced, our brand and reputation could be harmed. If we fail to introduce new or enhanced solutions that meet the needs of our end customers or penetrate new markets in a timely fashion, we will lose market share and our business, operating results and prospects will be adversely affected.

Investing in our AI capabilities introduces risks, which, if realized, could adversely impact our business.

We are making investments in our artificial intelligence capabilities in our business, products, and services, including making our Nutanix Cloud Platform the platform of choice for customers deploying machine learning and artificial intelligence workloads. As part of these efforts, we recently introduced GPT-in-a-Box, which addresses the challenges that enterprises face when adopting generative AI and AI/ML applications by providing our full-stack software-defined AI-ready platform with services designed to facilitate customers' deployment of their generative AI workloads. AI technologies are complex and rapidly evolving, and we face significant competition from other companies as well as an evolving regulatory landscape. The introduction of AI technologies into new or existing products may result in new or enhanced governmental or regulatory scrutiny, litigation, privacy, confidentiality or security risks, ethical concerns, legal liability, or other complications that could adversely affect our business, reputation, or financial results. The intellectual property ownership and license rights, including copyright, surrounding AI technologies has not been fully addressed by. laws or regulations, and the use or adoption of third-party AI technologies into our business operations, products and services may result in exposure to claims of copyright infringement or other intellectual property misappropriation, as well as potential liability to customers.

AI technologies may use algorithms, datasets, or training methodologies that may be flawed or contain deficiencies that may be difficult to detect during testing. AI technologies, including generative AI, may create content that appears correct but is factually inaccurate, flawed or biased. Use of such content may be to the detriment of the user, or it may lead to discriminatory or other adverse outcomes, which may expose us to brand or reputational harm, competitive harm, and/or legal liability. The use of AI technologies presents emerging ethical and social issues that may result in brand or reputational harm, competitive harm, and/or legal liability.

If we are not successful in executing our strategy to increase sales of our solutions to new and existing large organizations, service providers and government entities, our operating results may suffer.

Our growth strategy is dependent in large part upon increasing sales of our solutions to new and existing large enterprises, service providers and government entities, particularly when such sales result in large orders for our solutions. Sales to these end customers involve risks that may not be present, or that are present to a lesser extent, with sales to smaller end customers, which can act as a disincentive to our sales team to pursue these larger end customers. These risks include:

- competition from companies that traditionally target larger enterprises, service providers and government entities and that may have pre-existing relationships or purchase commitments from such end customers;

- increased purchasing power and leverage held by large end customers in negotiating contractual arrangements with us;

- more stringent requirements in our support service contracts, including demand for quicker support response times and penalties for any failure to meet support requirements; and

- longer sales cycles and the associated risk that substantial time and resources may be spent on a potential end customer that elects not to purchase our solutions.

Large organizations often undertake a significant evaluation process that results in a lengthy sales cycle. Although we have a channel sales model, our sales representatives typically engage in direct interaction with our prospective end customers as well as our distributors and resellers. We typically provide evaluation products to these end customers and may spend substantial time, effort and money in our sales efforts to these prospective end customers. In addition, product purchases by large organizations are frequently subject to budget constraints, multiple approvals and unanticipated administrative, processing and other delays. Finally, large organizations typically have longer implementation cycles, require greater product functionality and scalability, require a broader range of services, demand that vendors take on a larger share of risks, require acceptance provisions that can lead to a delay in revenue recognition, expect greater payment flexibility and may also have a greater ability to resist any attempts to pass on increases in our operating and procurement costs. Given these variables, it can be difficult for us to estimate when an expected sale from a large organization, service provider or government entity may occur, and our ability to accurately forecast our future operating results may be adversely affected. If we fail to realize an expected sale from a large end customer in a particular quarter or at all, our business and operating results could be adversely affected. All of these factors can add further risk to business conducted with these end customers.

Our growth depends on our existing end customers renewing or upgrading their subscriptions and support and entitlement agreements and making additional purchases of software licenses and software upgrades, and the failure of our end customers to do so could harm our business and operating results.

Our future success depends on our existing end customers renewing or upgrading their subscription and support and entitlement agreements and making additional purchases of software licenses and software upgrades. If our end customers do not renew or upgrade their subscription and support and entitlement agreements and/or purchase additional software licenses or software upgrades, our revenue may decline and our operating results may be harmed. In order for us to maintain or improve our operating results, we depend on our existing end customers renewing their subscription agreements as well as their support and entitlement agreements, or purchasing additional solutions. End customers may choose not to renew their subscription agreements or support and entitlement agreements, or purchase additional solutions, because of several factors, including dissatisfaction with our prices or features relative to competitive offerings, reductions in our end customers' spending levels or other causes outside of our control. If our existing end customers do not purchase new solutions, or renew or upgrade their subscription agreements or support and entitlement agreements, our revenue may grow more slowly than expected or may decline, and our business and operating results may be adversely affected.

Our business and growth depend on our ability to attract and retain qualified personnel, including our management team and other key personnel, and the inability to attract, hire, integrate, train, retain, or motivate qualified personnel could harm our business and growth.

Our success and growth depend to a significant degree on the skills and continued services of our management team and other key personnel. If we lose the services of any member of management or any key personnel, we may not be able to locate a suitable or qualified replacement, and we may incur additional expenses to recruit and train a replacement. In recent years, we have experienced changes in our management team resulting from the hiring or departure of executives and other key personnel. While we seek to manage these transitions carefully, these changes may result in a loss of institutional knowledge and may cause disruptions to our business and growth. If we fail to successfully integrate new key personnel into our organization or if key employees are unable to successfully transition into new roles, our business could be adversely affected. In addition, we do not have life insurance policies that cover any of our executive officers or other key employees. The loss of the services of any of our executive officers or key employees, and any failure to have in place and execute an effective succession plan for key executives, could disrupt our business and have a significant negative impact on our operating results, prospects and future growth.

In addition, our success and growth also depend substantially on our ability to continue to attract, hire, integrate, train, retain, and adequately incentivize qualified and highly skilled personnel, in particular, in sales and engineering. We have invested, and may need to continue to invest, significant amounts of cash and equity to attract and retain employees, and we may never realize returns on these investments. Moreover, ineffective management of any leadership transitions, especially within our sales organization, or the inability of our recently hired sales personnel to effectively ramp to target productivity levels could negatively impact our growth and operating margins. In recent years, we have seen higher-than-normal attrition among our sales representatives and our overall sales headcount being below our targets, which may negatively impact our billings and revenue growth. While we continue to recruit additional sales representatives, it takes time to replace, train, and ramp them to full productivity. Competition for highly skilled personnel, particularly in sales and engineering, is frequently intense, especially in the San Francisco Bay Area, where we are headquartered and have a substantial need for such personnel. This competition for highly skilled personnel results in increased costs in the form of cash and stock-based compensation. Furthermore, the industry in which we operate generally experiences high employee attrition.

Although we have entered into employment offer letters with some of our key personnel, these agreements have no specific duration and constitute at-will employment. Volatility or lack of performance in the price of our securities may also affect our ability to attract and retain our key employees. There is no assurance that we will be able to successfully attract or retain qualified personnel. Additionally, potential changes in U.S. immigration and work authorization laws and regulations may make it difficult to renew or obtain visas for any highly skilled personnel that we have hired or are actively recruiting. Our inability to attract and retain the necessary personnel could adversely affect our business, operating results and financial condition.

Moreover, we believe that a key contributor to our success and our ability to retain highly skilled personnel has been our corporate culture, which we believe fosters innovation, teamwork, and a passion for our products and customers. As we grow and evolve, we may find it difficult to maintain the beneficial aspects of our corporate culture globally. These difficulties may be further amplified by our decision to shift to a hybrid-first workplace, which could have a negative impact on our workplace culture and on the execution of our business plans and operations. Any inability to maintain our corporate culture could adversely affect our ability to attract and retain employees, continue to perform at current levels, or execute on our business strategy.

If we do not effectively expand, train, motivate and retain our sales force, we may be unable to add new end customers or increase sales to our existing end customers and our business will be adversely affected.

Although we have a channel sales model, our sales representatives typically engage in direct interaction with our prospective end customers. Therefore, we continue to be substantially dependent on our sales force to obtain new end customers and sell additional solutions to our existing end customers. There is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve revenue growth will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of sales personnel to support our growth. New hires require significant training and may take significant time before they achieve full productivity; we estimate based on past experience that our average sales team members typically do not fully ramp and are not fully productive until around the time of the start of their fourth quarter of employment with us. Our recent hires and planned hires may not become productive as quickly as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals, particularly individuals who are focused on sales of our solutions to new and existing large enterprises, service providers and government entities, in the markets where we do business or plan to do business. Hiring sales personnel in new countries also requires additional set up, upfront and ongoing costs that we may not recover if the sales personnel fail to achieve full productivity. In addition, as a result of our rapid growth, a large percentage of our sales force is new to our company and our solutions and therefore less effective than our more seasoned employees. Moreover, as part of our transition to focus on software-only transactions and our transition to a subscription-based business model, we have also had to retrain our seasoned sales employees who have historically focused on appliance sales and selling software licenses for the life of the device in order to maintain or increase their productivity. We have adjusted and also anticipate needing to further adjust our go-to-market cost structure, particularly as it relates to how we compensate our sales teams for life-of-device and renewal transactions.

If our new sales employees, particularly those focused on sales of our solutions to new and existing large enterprises, service providers and government entities, do not become fully productive on the timelines that we have projected, or if we are unable to successfully retrain our more seasoned sales employees who have historically focused on appliance sales and selling software licenses for the life of the device or appropriately adjust our go-to-market cost structure, our revenue will not increase at anticipated levels and our ability to achieve long-term projections may be negatively impacted. If we are unable to hire, train and maintain sufficient numbers of effective sales personnel, or our new or existing sales personnel are not successful in obtaining new end customers, convincing existing customers to renew their subscription-based purchases, or increasing sales to our existing customer base generally, our business, operating results and prospects will be adversely affected.

If we do not effectively develop, structure and compensate our sales force to focus on the end customers and activities that will primarily drive our growth strategy, our business will be adversely affected.

As indicated above, our growth is dependent in large part on the success of our sales force and in particular our ability to structure our sales force and sales compensation structure in a way that aligns with our growth strategy. As part of our efforts to appropriately structure and compensate our sales force such that their incentives are properly aligned with our growth strategy, we have made changes to our sales processes, sales segmentation, and leadership structures for our global sales teams and may need to make additional changes in the future. Such changes may take longer than anticipated to successfully implement, and we may not be able to realize the full benefits thereof, which may have a material adverse impact on our sales productivity as well as our business and operational results generally. In particular, as indicated above, our growth continues to be substantially dependent on our ability to increase our sales to large enterprises, particularly when those sales result in large orders for our solutions. Competition for sales employees who have the knowledge and experience necessary to effectively penetrate major enterprise accounts is fierce, and we may not be successful in hiring such employees, or hiring them on the timelines we anticipate, which will negatively impact our ability to target and penetrate major enterprise accounts. In addition, we anticipate that the sales cycles associated with major accounts will be longer than our traditional sales cycles, which will increase the time it will take our new global account managers to become fully productive. In addition, as our organization continues to focus on major accounts and large deals, the productivity of our traditional sales teams may be impacted.

Additionally, as part of our transition to a subscription-based business model, we have adjusted and may need to further adjust the compensation structure of our sales force. In particular, to align with the new subscription-based business model, starting in fiscal 2021 we adjusted our sales compensation structure, which was previously based on total contract value, to one that is based primarily on ACV, which has caused our average contract term lengths to decline and could negatively impact our revenue and operating and free cash flows, potentially significantly. These business model transitions and compensation structure changes, have contributed to, and may continue to contribute to, fluctuations in sales productivity that will make it more difficult to accurately project our operating results or plan for future growth. If we are unable to effectively manage these changes or implement new sales structures in a timely manner, or if our decision to segment our sales force is not successful in obtaining large sales of our solutions, our growth and ability to achieve long-term projections may be negatively impacted, and our business and operating results will be adversely affected.

We rely primarily on indirect sales channels for the distribution of our solutions, and disruption within these channels could adversely affect our business, operating results and cash flows.

We primarily sell our solutions through indirect sales channels, including channel partners, such as distributors, our OEMs, value added resellers, and system integrators. Our OEMs may in turn distribute our solutions through their own networks of channel partners with whom we have no direct relationships.

We rely, to a significant degree, on our channel partners to select, screen and maintain relationships with their distribution networks and to distribute our solutions in a manner that is consistent with applicable law, regulatory requirements and our quality standards. If our channel partners or a partner in their distribution network violates applicable law or regulatory requirements or misrepresents the functionality of our solutions, our reputation and brand could be damaged and we could be subject to potential liability. Additionally, if we are unable to establish relationships with strong channel partners in key growth regions, our ability to sell our solutions in these regions may be adversely affected. Our agreements with our channel partners are non-exclusive, meaning our channel partners may offer end customers the products of several different companies, including products that compete with ours. If our channel partners do not effectively market and sell our solutions, choose to use greater efforts to market and sell their own products or those of our competitors, or fail to meet the needs of our end customers, our business, operating results and prospects may be adversely affected. Our channel partners may cease marketing our solutions with limited or no notice and with little or no penalty. The loss of a substantial number of our channel partners, together with our inability to replace them, or the failure to recruit additional channel partners or establish an alternative distribution network could materially and adversely affect our business and operating results. For example, sales through Arrow Electronics, Inc. and Tech Data Corporation to our end customers represented 32% and 16%, respectively, of our total revenue for fiscal 2023. In addition, if a channel partner offers its own products or services that are competitive to our solutions, is acquired by a competitor or reorganizes or divests its reseller business units, our revenue derived from that partner may be adversely impacted or eliminated altogether.

Recruiting and retaining qualified channel partners and training them in the use of our technologies requires significant time and resources. If we fail to devote sufficient resources to support and expand our network of channel partners, our business may be adversely affected. Maintaining strong indirect sales channels for our products and effectively leveraging our channel partners and OEMs is important to our growth strategy, and the failure to effectively manage these relationships may lead to higher costs and reduced revenue. Also, in certain international markets, we are in the process of transitioning our distribution model from contracting directly with hundreds of individual resellers to contracting with a smaller number of larger global distributors. Although we believe that this transition will make our sales channels more efficient and broader reaching in the long term in these markets, there is no guarantee that this new distribution model will increase our sales in the short term or allow us to sustain our gross margins. Any potential delays or confusion during the transition process to our new partners may negatively affect our relationship with our existing end customers and channel partners and may cause us to lose prospective end customers or additional business from existing end customers or cause a decline in renewal rates with existing end customers. Upon completion of the transition to the new sales model, we will be more reliant on fewer channel partners, which may reduce our contact with our end customers making it more difficult for us to establish brand awareness, ensure proper delivery and installation of our software, support ongoing end customer requirements, estimate end customer demand, respond to evolving end customer needs and obtain subscription renewals from end customers.

Substantially all of our sales to government entities have been made indirectly through our channel partners. Government entities may have statutory, contractual or other legal rights to terminate contracts with our channel partners for convenience or due to a default, and, in the future, if the portion of government contracts that are subject to renegotiation or termination at the election of the government are material, any such termination or renegotiation may adversely impact our future operating results. Additionally, we sometimes rely on our channel partners to satisfy certain regulatory obligations that we would otherwise have to satisfy if we sold directly to the government entities, and our channel partners may be unable or unwilling to satisfy these obligations in the future. In the event of such termination or change, it may be difficult for us to arrange for another channel partner to sell our solutions to these government entities in a timely manner, and we could lose sales opportunities during the transition. Governments routinely investigate and audit government contractors' (including subcontractors') administrative processes, and any unfavorable audit could result in the government refusing to continue buying our solutions, our channel partners changing their business models or refusing to continue to sell our solutions under current models, a reduction of revenue or fines, or civil or criminal liability if the audit uncovers improper or illegal activities.

If our indirect distribution channel is disrupted, particularly if we are reliant on a fewer number of channel partners, or if we are required to directly satisfy certain regulatory obligations imposed by government entities as a result of our efforts to expand our sales to government entities, we may be required to devote more time and resources to distribute our solutions directly and support our end customers, which may not be as effective and could lead to higher costs, reduced revenue and growth that is slower than expected.

Our operating results may fluctuate significantly, which could make our future results difficult to predict and could cause our operating results to fall below expectations.

Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. If our revenue or operating results in any particular period fall below investor expectations, the price of our securities would likely decline. Factors that are difficult to predict and that could cause our operating results to fluctuate include, but are not limited to:

- the timing and magnitude of orders (including the start dates thereof), shipments and acceptance of our solutions in any quarter;

- our ability to attract new end customers and retain, and increase sales to, existing end customers;

- disruptions in our sales channels or shifts in our relationships with important channel partners and OEMs;

- the timing of revenue recognition for our sales, the impact of which is heightened by our focus on software-only sales and our transition to a subscription-based business model;

- reductions in end customers' budgets for information technology purchases;

- delays in end customers' purchasing cycles or deferments of end customers' purchases in anticipation of new products or updates from us or our competitors;

- fluctuations in demand and competitive pricing pressures for our solutions;

- the lengths of our contract terms;

- the mix of solutions sold, including the mix between software-only and appliance sales and the mix between subscription-based and non-subscription-based transactions, and the mix of revenue between products and support, entitlements and other services, which will depend in part on whether we are successful in executing our strategy to transition our business to a subscription-based model;

- our ability to develop, introduce and ship in a timely manner new solutions and product enhancements that meet customer requirements, and market acceptance of such new solutions and product enhancements;

- the timing of product releases or upgrades or announcements by us or our competitors;

- any change in the competitive dynamics of our markets, including consolidation or partnerships among our competitors or partners, new entrants or discounting of prices;

- the amount and timing of expenses to grow our business and the extent to which we are able to take advantage of economies of scale or to leverage our relationships with OEM or channel partners;

- the costs associated with acquiring new businesses and technologies and the follow-on costs of integrating and consolidating the results of acquired businesses;

- the amount and timing of stock-based compensation expenses incurred as a result of granting equity awards to attract, retain, and motivate employees and key personnel;

- our ability to control the costs of our solutions and their key components, or to pass along any cost increases to our end customers;

- general economic, industry and market conditions and other events that may be outside of our control, such as political and social unrest, terrorist attacks, hostilities, war, malicious human acts, climate change, natural disasters (including extreme weather), supply chain disruption or shortages, pandemics or other major public health concerns, and other similar events; and

- future accounting pronouncements and changes in accounting policies.

The occurrence of any one of these risks could negatively affect our operating results in any particular quarter, which could cause the price of our securities to decline.

We may fail to meet our publicly announced guidance or other expectations about our business and future operating results, which would cause the price of our securities to decline.

From time to time, we release earnings guidance in our earnings conference calls, earnings releases, or otherwise, regarding our future performance that represents our management's estimates as of the date of release. This guidance includes forward-looking statements based on projections prepared by our management. Projections are based upon a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic and competitive uncertainties and contingencies on our business, many of which are beyond our control and are based upon specific assumptions with respect to future business decisions, some of which will change. Some of those key assumptions relate to the macroeconomic environment, including inflation and interest rates, which are inherently difficult to predict.

We generally state possible outcomes as high and low ranges, which are intended to provide a sensitivity analysis as variables are changed but are not intended to imply that actual results could not fall outside of the suggested ranges. Furthermore, analysts and investors may develop and publish their own projections of our business, which may form a consensus about our future performance. Our actual business results may vary significantly from such guidance or that consensus due to a number of factors, many of which are outside of our control, including those described in this "Risk Factors" section, any of which or combination thereof could materially and adversely affect our business and future operating results. Furthermore, if we make downward revisions of our previously announced guidance, if we withdraw our previously announced guidance, or if our publicly announced guidance of future operating results fails to meet expectations of securities analysts, investors or other interested parties, the price of our securities would decline.

Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions underlying the guidance furnished by us will not materialize or will vary significantly from actual results. Accordingly, our guidance is only an estimate of what management believes is realizable as of the date of release. Actual results may vary from our guidance and the variations may be material. In light of the foregoing, investors are urged not to rely upon our guidance in making an investment decision regarding our securities.

Any failure to successfully implement our operating strategy or the occurrence of any of the events or circumstances set forth in this "Risk Factors" section could result in the actual operating results being different from our guidance, and the differences may be adverse and material.

Because a significant portion of our revenue is recognized ratably over the term of the contractual service period, downturns or upturns in sales are not immediately reflected in full in our results of operations.

Subscription revenue accounts for the substantial majority of our revenue, comprising 89%, 91%, and 93% of our total revenue for fiscal 2021, 2022, and 2023, respectively. A significant portion of our subscription revenue is revenue from software entitlement and support subscriptions and SaaS offerings, which is recognized ratably over the contractual service period. As a result, a significant portion of our revenue that we report for each fiscal quarter represents the recognition of deferred revenue from subscription agreements entered into during previous fiscal quarters. Consequently, any decline in new or renewed subscriptions in any one fiscal quarter will not be fully or immediately reflected in our revenue for that fiscal quarter. However, any such decline will negatively affect our revenue for future quarters. Accordingly, the effect of significant downturns in sales, our failure to achieve our internal sales targets, a decline in the market acceptance of our services, or a decrease in retention rates may not be fully reflected in our operating results until future periods. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as a significant portion of our revenue from additional sales must be recognized over the applicable subscription term.

Our gross margins are impacted by a variety of factors and may be subject to variation from period to period.

Our gross margins may be affected by a variety of factors, including fluctuations in the pricing of our products (including as a result of competitive pricing pressures or increases in component pricing), the degree to which we are successful in selling the value of incremental feature improvements and upgrades, changes in the cost of components of our hardware appliances, customer renewal rates and the degree to which renewals drive our top-line growth, changes in the mix between direct versus indirect sales, changes in the mix of products sold, and the timing and amount of recognized and deferred revenue, particularly as a result of our transition to a subscription-based business model. If we are unable to manage these factors effectively, our gross margins may decline, and fluctuations in gross margin may make it difficult to manage our business and to achieve or maintain profitability, which could adversely affect our business and operating results.

Our sales cycles can be long and unpredictable and our sales efforts require considerable time and expense. As a result, it can be difficult for us to predict when, if ever, a particular customer will choose to purchase our solutions, which may cause our operating results to fluctuate significantly.

Our sales efforts involve educating our end customers about the uses and benefits of our solutions, including their technical capabilities and cost saving potential. End customers often undertake an evaluation and testing process that can result in a lengthy sales cycle. Increasing competition and the emergence of new hyperconverged infrastructure product offerings and consumption models often result in customers evaluating multiple vendors at the same time, which can further lengthen the sales cycle. We spend substantial time and resources on our sales efforts without any assurance that our efforts will produce any sales. Platform purchases are frequently subject to budget constraints, multiple approvals and unanticipated administrative, processing and other delays. The broad nature of the technology shift that our solutions represent and the legacy relationships our end customers have with existing IT vendors sometimes lead to unpredictable sales cycles, which make it difficult for us to predict when end customers may purchase solutions from us. The unpredictable nature of our sales cycles may be increased in future periods as we continue to focus our sales efforts more heavily on major accounts and large deals. Our business and operating results will be significantly affected by the degree to which and speed with which organizations adopt our solutions. In addition, in recent quarters, we have seen a modest elongation in sales cycles, as we have seen some customers increasing their inspection of deals in an uncertain global macroeconomic environment.

Because our business depends on manufacturers of hardware, including our OEM partners, to timely and cost-effectively produce and ship the hardware on which our software runs, we are susceptible to supply chain disruptions, delays, quality events, and pricing fluctuations, which have adversely affected, and could further adversely affect, our business.

Our business depends on manufacturers (including Supermicro and our OEM partners) to produce the hardware appliances on which our software runs (including both our Nutanix-branded NX series appliances and the various third-party appliances that are included on our hardware compatibility list) as well as various products that are beyond our control or the control of such manufacturers, which exposes us to direct and indirect risks beyond our control, including reduced control over quality assurance, product costs, product availability, supply chain disruptions and delays, and potential reputational harm and brand damage. We may not be able to discover, manage, and/or remediate such risks in a timely manner or at all. Key components of the servers on which our software runs have in the past been, and may in the future be, affected by chip shortages. Furthermore, fulfilling orders for NX series appliances or other hardware appliances on which our software runs may not be a priority for such manufacturers in guiding their business decisions and operational commitments. If we fail to manage our relationships with such manufacturers effectively, or if such manufacturers experience delays, disruptions or increased manufacturing lead times, component lead-time disruptions, capacity constraints or quality control problems in their operations or are unable to address our or our end customers' requirements for or concerns about timely delivery, our ability to sell our solutions to our end customers could be severely impaired due to the lack of availability of certified hardware appliances, and our customers' ability, or willingness, to consume our software may be materially impacted or delayed, which will adversely affect our business and operating results, competitive position, brand and reputation, as well as our relationships with affected customers.

In particular, we rely substantially on Supermicro to manufacture, as well as assemble and test, the Nutanix-branded NX series appliances, including those that are delivered by us. Our agreement with Supermicro automatically renews for successive one-year periods, with the option to terminate upon each annual renewal, and does not contain any minimum long-term commitment to manufacture NX-branded appliances. If we are required to change the manufacturer or contract manufacturers for the assembly and testing of our NX-branded appliances, we may lose revenue, incur increased costs and damage our channel partner and end customer relationships. We may also decide to switch or bring on additional contract manufacturers for the assembly and testing of our NX-branded appliances in order to better meet our needs. Switching to or bringing on a new OEM partner or contract manufacturer and commencing production is expensive and time-consuming and may cause delays in order fulfillment at our existing OEM partners and contract manufacturers or cause other disruptions.

Our agreement with Supermicro does not contain any price assurances, and increases in component costs, without a corresponding increase in the price of our NX series solutions, could reduce the amount that an end customer pays for our software, thereby adversely affecting our billings and revenue. Furthermore, we may need to increase our component purchases, manufacturing capacity and internal test and quality functions if we experience increased demand. The inability of Supermicro or other manufacturers to produce adequate supplies of hardware appliances could cause a delay in customers' ability to consume our software and our order fulfillment, and our business, operating results and prospects would be adversely affected. As of July 31, 2023, we had approximately $45.3 million in the form of guarantees to our contract manufacturers related to certain components.

There are a limited number of suppliers, and in some cases single-source suppliers, for several key components in our NX-branded appliances as well as other hardware appliances that our software is certified to operate on (including hardware appliances from our OEM partners), and any delay or disruption in the availability or quality of these components could delay shipments of the NX-branded appliances and damage our channel partner or end customer relationships, or cause our customers to delay purchasing our software.

We rely on a limited number of suppliers, and in some cases single-source suppliers, for several key hardware components of the Nutanix-branded NX series appliances. These components are generally purchased on a purchase order basis through Supermicro, and we do not have long-term supply contracts with these suppliers. This reliance on key suppliers exposes us to risks, including reduced control over product quality, production and component costs, timely delivery and capacity. It also exposes us to the potential inability to obtain an adequate supply of required components because we do not have long-term supply commitments, and replacing some of these components would require a lengthy product qualification process. Furthermore, we extensively test and qualify the components that are used in NX-branded appliances and other appliances on our hardware compatibility list, including hardware appliances from our OEM partners, to ensure that they meet certain quality and performance specifications. If the supply of certain components is disrupted or delayed, or if there is a need to replace existing suppliers on the qualified hardware configuration, there can be no assurance that additional supplies or components can serve as adequate replacements for the existing components, will be available when required or that supplies will be available on terms that are favorable, and it may require modifying our solutions to interoperate with the replacement components. Any of these developments could extend the lead times, increase the costs of the components or costs of product development, cause us to miss market windows for product launch and adversely affect our business, operating results and financial condition.

We generally maintain minimal inventory for repairs and a number of evaluation and demonstration units, and generally acquire components only as needed. We do not enter into long-term supply contracts for these components. As a result, our ability to respond to channel partner or end customer orders efficiently may be constrained by the then-current availability, terms and pricing of these components. The technology industry has experienced component shortages and delivery delays in the past, including a global chip shortage, and there may be shortages or delays of critical components in the future as a result of strong demand in the industry, component availability constraints, or other factors. If we or our suppliers inaccurately forecast demand for our solutions or we ineffectively manage our enterprise resource planning processes, our suppliers may have inadequate inventory, which could increase the prices we must pay for substitute components or result in our inability to meet demand for our solutions, as well as damage our channel partner or end customer relationships.

If the suppliers of the components of compatible hardware appliances increase prices of components, experience delays, disruptions, capacity constraints, quality control problems in their manufacturing operations or adverse changes to their financial condition, our ability to ship appliances to our channel partners or end customers in a timely manner and at competitive prices could be impaired, and our customers' ability to acquire hardware on which to run our software could be impaired, and our competitive position, brand, reputation, and operating results could be adversely affected. Qualifying a new component is expensive and time-consuming. If we are required to change key suppliers, we may lose revenue and damage our channel partner or end customer relationships which could adversely impact our revenue and operating results.

We rely upon third parties for the warehousing and delivery of appliances and replacement parts for support, and we therefore have less control over these functions than we otherwise would.

We outsource the warehousing and delivery of appliances and spare parts to a third-party logistics provider for spares and service parts fulfillment. In addition, some of our support offerings commit us to replace defective parts in our appliances as quickly as four hours after the initial customer support call is received, which we satisfy by storing replacement parts inventory in various third-party supply depots in strategic worldwide locations. As a result of relying on third parties, we have reduced control over shipping and logistics transactions and costs, quality control, security and the supply of replacement parts for support. Consequently, we may be subject to shipping disruptions and unanticipated costs as well as failures to provide adequate support for reasons that are outside of our direct control. If we are unable to have appliances or replacement products shipped in a timely manner, end customers may seek to cancel their contracts with us, we may suffer reputational harm, and our business, operating results and prospects may be adversely affected.

Our ability to sell our solutions is dependent in part on ease of use and the quality of our technical support, and any failure to offer high-quality technical support would harm our business, operating results and financial condition.

Once our solutions are deployed, our end customers depend on our support organization to resolve any technical issues relating to our solutions. Furthermore, because of the emerging nature of our solutions, our support organization often provides support for and troubleshoots issues for products of other vendors running on our solutions, even if the issue is unrelated to our solutions. There is no assurance that we can solve issues unrelated to our solutions, or that vendors whose products run on our solutions will not challenge our provision of technical assistance to their products. Our ability to provide effective support is largely dependent on our ability to attract, train and retain personnel who are not only qualified to support our solutions, but also well versed in some of the primary applications and hypervisors that our end customers run on our solutions. Furthermore, as we have international operations, our support organization faces additional challenges, including those associated with delivering support, training and documentation in languages other than English. In addition, as we continue to evolve our product portfolio, which may include additional solutions, our ability to provide high-quality support will become more difficult and will involve more complexity. Any failure to maintain high-quality installation and technical support, or a market perception that we do not maintain high-quality support, could harm our reputation and brand, adversely affect our ability to sell our solutions to existing and prospective end customers, and could harm our business, operating results and financial condition.

Our solutions are highly technical and may contain undetected defects, which could cause data unavailability, unauthorized access to, loss, or corruption that might, in turn, result in liability to our end customers and harm to our reputation, brand and business.

Our solutions are highly technical and complex and are often used to store information critical to our end customers' business operations. Our solutions may contain undetected errors, defects or security vulnerabilities that could result in data unavailability, unauthorized access to, loss, corruption or other harm to our end customers' data, including personal or identifying information regarding their employees, customers, and suppliers, as well as their finance and payroll data, and other sensitive business information. In addition, as we expand our platform and introduce new cloud-based products that may hold more of our customer's data, any undetected or unresolved errors, defects or security vulnerabilities may result in data unavailability, unauthorized access to, loss, corruption or other harm to our end-customers' data. Some errors or defects in our solutions may only be discovered after they have been installed and used by end customers. In addition, we may make certain commitments to our OEMs regarding the time frames within which we will correct any security vulnerabilities in our software. If any hardware or software errors, defects or security vulnerabilities are discovered in our solutions after commercial release, a number of negative effects in our business could result, including but not limited to:

- lost revenue or lost OEM or other channel partners or end customers;

- increased costs, including warranty expense and costs associated with end customer support as well as development costs to remedy the errors or defects;

- delays, cancellations, reductions or rescheduling of orders or shipments;

- product returns or discounts; and

- damage to our reputation and brand.

In addition, we could face legal claims for breach of contract, product liability, tort or breach of warranty. While many of our contracts with end customers contain provisions relating to warranty disclaimers and liability limitations, these provisions might not be upheld or might not provide adequate protection if we face such legal claims. Defending a lawsuit, regardless of its merit, could be costly and may divert management's attention and adversely affect the market's perception of us and our solutions. In addition, our business liability insurance coverage could prove inadequate with respect to a claim and future coverage may be unavailable on terms favorable or acceptable to us or at all. These product-related issues could result in claims against us and our business could be adversely impacted.

Our business depends, in part, on sales to government organizations, and significant changes in the contracting or fiscal policies of such government organizations could have an adverse effect on our business and operating results.

We derive a portion of our revenue from contracts with federal, state, local and foreign governments, and we believe that the success and growth of our business will continue to depend on our successful procurement of government contracts. However, demand is often unpredictable from government organizations, and there can be no assurance that we will be able to maintain or grow our revenue from the public sector. Government agencies are subject to budgetary processes and expenditure constraints that could lead to delays or decreased capital expenditures in IT spending, particularly in light of continued uncertainties about government spending levels, such as recent changes to, or failure to appoint new, government leaders. The budget and approval process for government agencies also experiences a longer sales cycle relative to our other end customers, and it may be difficult for us to accurately forecast the impact of these contracts on our future operating results. If government organizations reduce or shift their capital spending patterns, our business, operating results and prospects may be harmed. Factors that could impede our ability to maintain or increase the amount of revenue derived from government contracts, include, but are not limited to:

- public sector budgetary cycles and funding authorizations;

- changes in fiscal or contracting policies;

- decreases in available government funding;

- changes in government programs or applicable requirements;

- the adoption of new laws or regulations or changes to existing laws or regulations;

- potential delays or changes in the government appropriations or other funding authorization processes; and

- higher expenses associated with, or delays caused by, diligence and qualifying or maintaining qualification as a government vendor.

The occurrence of any of the foregoing could cause governments and governmental agencies to delay or refrain from purchasing our solutions in the future or otherwise have an adverse effect on our business, operating results and prospects.

Third-party claims that we are infringing intellectual property, whether successful or not, could subject us to costly and time-consuming litigation or expensive licenses, and our business could be harmed.

A number of companies, both within and outside of the enterprise and cloud computing infrastructure industry, hold a large number of patents covering aspects of storage, servers, networking, desktop, security, virtualization, database management, cloud services products, and other technologies relevant to our products. In addition to these patents, participants in these technology and market areas typically also protect their technology through copyrights, as trade secrets and by contractual means. As a result, there is frequent litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights. We have received, and in the future may receive, inquiries from other intellectual property holders and may become subject to allegations and claims, in litigation and outside litigation, that we infringed or are infringing their intellectual property rights, particularly as we expand our presence in the market and face increasing competition. There can be no assurance that we will be successful in defending against these allegations or claims or in reaching a business resolution that is satisfactory to us. In addition, parties may claim that the names and branding that we use for our company and our various products and services infringe their trademark rights in certain countries or territories. If such a claim were to prevail, we may have to change the names and branding that we use in the affected countries or territories and we could incur other costs.

We currently have a number of agreements in effect pursuant to which we have agreed to defend, indemnify and hold harmless our end customers, suppliers and channel and other partners from damages and costs which may arise from allegations of infringement, or actual infringement, by our products and services of third-party patents or other intellectual property rights in the United States and/or in other countries. The scope of these defense and indemnity obligations varies, but may, in some instances, include indemnification for damages and expenses, including attorneys' fees. A claim that our solutions infringe a third party's intellectual property rights, even if untrue, could harm our relationships with our end customers and/or channel partners, may deter future end customers from purchasing our solutions and could expose us to costly litigation and settlement expenses. Even if we are not a party to any litigation between a customer and a third party relating to infringement by our products or services, an adverse outcome in any such litigation could make it more difficult for us to defend our solutions against intellectual property infringement claims in any subsequent litigation in which we are a named party. Any of these results could harm our brand and operating results.

Our defense of intellectual property rights claims brought against us or our end customers, suppliers and channel partners, regardless of whether the claims have merit, could be time-consuming, expensive to litigate or settle, divert management resources and attention and force us to acquire intellectual property rights and licenses, which may involve substantial royalty or other payments. Further, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. An adverse determination also could prevent us from offering or delivering our products and services to our end customers or channel partners, and may require that we procure or develop substitute solutions that do not infringe, which could require significant effort and expense. We may have to seek a license for the technology at issue, which may not be available on terms favorable or acceptable to us or at all, and as a result may significantly increase our operating expenses or require us to restrict our business activities in one or more respects. Any of these events could adversely affect our business, operating results, financial condition and prospects.

The success of our business depends in part on our ability to protect and enforce our intellectual property rights.

We rely on a combination of patent, copyright, service mark, trademark and trade secret laws, as well as confidentiality procedures and contractual restrictions and covenants, to establish and protect our proprietary rights, all of which provide only limited protection. Effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which our solutions are available. We cannot be certain that the steps we have taken will prevent unauthorized use of our technology or the reverse engineering of our technology. Moreover, others may independently develop technologies that are competitive to ours or infringe our intellectual property. An inability to adequately protect and enforce our intellectual property and other proprietary rights could seriously harm our business, operating results, financial condition and prospects.

We cannot assure you that any patents will be issued with respect to our currently pending patent applications in a manner that gives us adequate defensive protection or competitive advantages, if at all, or that any patents issued to us will not be challenged, invalidated or circumvented. We have filed for patents in the United States and in certain international jurisdictions, but such protections may not be available in all countries in which we operate or in which we seek to enforce our intellectual property rights, or may be difficult to enforce in practice. Our currently issued patents and any patents that may be issued in the future with respect to pending or future patent applications may not provide sufficiently broad protection or they may not prove to be enforceable in actions against alleged infringers.

Protecting against the unauthorized use of our intellectual property, solutions and other proprietary rights is expensive and difficult, particularly internationally. Litigation may be necessary in the future to enforce or defend our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could result in substantial costs and diversion of management resources, either of which could harm our business, operating results and financial condition. Further, many of our current and potential competitors have the ability to dedicate substantially greater resources to defending intellectual property infringement claims and to enforcing their intellectual property rights than we have. Attempts to enforce our rights against third parties could also provoke these third parties to assert their own intellectual property or other rights against us, or result in a holding that invalidates or narrows the scope of our rights, in whole or in part.

Our transition to a subscription-based business model has resulted in, and may continue to result in, a direct or indirect compression to our topline results, and if we fail to successfully manage the transition, our business, operating results and free cash flow may be adversely affected.

Our transition to a subscription-based business model entails significant known and unknown risks and uncertainties, and we cannot assure you that we will be able to manage the transition successfully. If we fail to manage the transition successfully, our revenues, business and operating results may be adversely affected. Moreover, we may not realize all of the anticipated benefits of the subscription transition. The transition to a subscription-based business model also means that our historical results, especially those achieved before we began the transition, may not be indicative of our future results.

Our total billings and revenue have been adversely impacted by the transition, particularly when compared to historical periods, due primarily to two factors. First, subscription-based sales, including sales of term-based licenses where revenue is currently recognized upfront, may in some instances have a lower total dollar value than sales of licenses for the life of the device because they may be of a shorter term than the actual or assumed life of the device. Second, the revenue associated with certain SaaS subscription purchases is recognized ratably over the term of the subscription, resulting in less upfront revenue as compared to our term-based licenses and historical life-of-device licenses. These factors may also make it difficult to increase our revenue in a given period through additional sales in the same period.

In addition, due to the generally shorter terms of subscription-based licenses as compared to our historical life-of-device licenses, maintaining our historically high customer renewal rates and minimizing customer churn have become increasingly important. Our subscription customers have no obligation to renew their subscriptions for our solutions after the expiration of the subscription term, and may decide not to renew their subscriptions, or to renew only for a portion of our solutions or on pricing terms that are less favorable to us. Our customers' renewal rates may decline or fluctuate as a result of a number of factors, including their level of satisfaction with our solutions, their ability to continue their operations and spending levels, the pricing of our solutions and the availability of competing solutions at the time of renewal or hardware refresh.

In addition, we have adjusted, and may in the future need to further adjust, our go-to-market cost structure, particularly as it relates to how we structure, effect, and compensate our sales teams, including for renewal transactions, to become more efficient as part of our transition to a subscription-based business model. In particular, to align with our subscription-based business model, starting in fiscal 2021, we adjusted our sales compensation structure, which was previously based primarily on total contract value, to one that is based primarily on ACV, which has caused our average contract term lengths to decline and thereby negatively impact our topline results. Those adjustments may negatively affect the productivity of our sales teams, cause our sales teams to prioritize shorter-term transactions, cause a change in the mix of solutions sold and the mix of revenue among solutions sold, and cause our renewal rates to fluctuate or decline, and there is no assurance that we will be able to successfully implement the adjustments in a timely or cost-effective manner, or that we will be able to realize all or any of the expected benefits from such adjustments. If our customers do not renew their subscriptions for our solutions, demand pricing or other concessions prior to renewal, or if our renewal rates fluctuate or decline, our total billings and revenue will fluctuate or decline, and our business and financial results will be negatively affected. Furthermore, our future financial profitability will depend significantly on renewals driving topline growth at a much lower cost than new customer contracts, and renewal rates failing to meet our expectations could also harm our operating results and delay our profitability.

Additional risks associated with our transition to a subscription-based business model include, but are not limited to:

- if current or prospective end customers prefer our historical life-of-device licenses, adoption of our subscription-based model may not meet our expectations;

- our transition could cause confusion or concerns among current or prospective end customers and partners, including confusion or concerns arising from recent changes to our pricing and packaging models;

- we may be unsuccessful in maintaining subscription-based pricing models, or we may implement a pricing model or strategy that is not optimal and could negatively affect adoption, renewal rates and our business results;

- our end customers may shift purchases to our lower priced subscription offerings, which could negatively affect our overall financial results;

- we may see increased discounting behavior from our sales employees and, if we are unable to monitor, prevent and manage such discounting behavior successfully and in a timely manner, our business and financial results will be negatively affected; and

- if we are unsuccessful in adjusting our go-to-market cost structure, or in doing so in a timely or cost-effective manner, we may incur higher than expected sales compensation costs, particularly if the pace of our subscription transition is faster than anticipated.

Finally, our transition to a subscription-based business model as an IT infrastructure and platform company has few, if any, precedents, and there are many risks or uncertainties that may remain unknown to us as part of the transition. If we fail to anticipate these unknowns, whether due to a lack of information, precedent, or otherwise, or if we fail to properly manage expected risks and/or execute on our transition to a subscription-based business model, our business and operating results, and our ability to accurately forecast our future operating results, may be adversely affected. In addition, we may undergo additional business model changes in the future to adapt to changing market demands, which may entail known and unknown risks and uncertainties.

Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose end customers in the public sector or negatively impact our ability to contract with the public sector.

Our business is subject to regulation by various federal, state, local and foreign governmental agencies, including agencies responsible for monitoring and enforcing employment and labor laws, antitrust laws, workplace safety, product safety, environmental laws, consumer protection laws, anti-bribery laws, import/export controls, federal securities laws and tax laws and regulations. In certain jurisdictions, these regulatory requirements may be more stringent than in the United States. Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory product recalls, enforcement actions, disgorgement of profits, fines, damages and civil and criminal penalties or injunctions. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, reputation, operating results and financial condition could be adversely affected. In addition, responding to any action will likely result in a significant diversion of management's attention and resources and an increase in third-party professional fees. Enforcement actions and sanctions could harm our business, operating results and financial condition.

In addition, we must comply with laws and regulations relating to the formation, administration and performance of contracts with the public sector, including U.S. federal, state and local governmental organizations, which affect how we and our channel partners do business with governmental agencies. Selling our solutions to the U.S. government, whether directly or through channel partners, also subjects us to certain regulatory and contractual requirements. Failure to comply with these requirements by either us or our channel partners could subject us to investigations, fines and other penalties, which could have an adverse effect on our business, operating results, financial condition and prospects. As an example, the U.S. Department of Justice ("DOJ") and the General Services Administration ("GSA") have in the past pursued claims against and financial settlements with IT vendors under the False Claims Act and other statutes related to pricing and discount practices and compliance with certain provisions of GSA contracts for sales to the federal government. The DOJ and GSA continue to actively pursue such claims. Violations of certain regulatory and contractual requirements could also result in us being suspended or debarred from future government contracting. Any of these outcomes could have an adverse effect on our revenue, operating results, financial condition and prospects.

These laws and regulations impose added costs on our business, and failure to comply with these or other applicable regulations and requirements, including noncompliance in the past, could lead to claims for damages from our channel partners, penalties, termination of contracts, loss of exclusive rights in our intellectual property and temporary suspension or permanent debarment from government contracting. Any such damages, penalties, disruptions or limitations in our ability to do business with the public sector could have an adverse effect on our business and operating results.

We are subject to governmental regulation and other legal obligations, particularly related to privacy, data protection and information security, and our actual or perceived failure to comply with such obligations could adversely affect our business and operating results. Compliance with such laws could also impair our efforts to maintain and expand our customer base, and thereby decrease our revenue.

Personal privacy, data protection and information security are significant issues in the United States and the other jurisdictions where we offer our solutions. The regulatory framework for privacy and security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Our handling of data is subject to a variety of global laws and regulations, including regulation by various government agencies, including the U.S. Federal Trade Commission ("FTC") and various state, local and foreign bodies, data protection authorities, and agencies.

The U.S. federal and various state and foreign governments have adopted or proposed limitations on the collection, use, storage, disclosure and transfer of personal information of individuals, including end customers and employees. In the United States, the FTC and many state attorneys general are applying federal and state consumer protection laws to the online collection, use and dissemination of data. Additionally, many foreign countries and governmental bodies, including in Australia, Brazil, the European Economic Area ("EEA"), UK, Switzerland, India, Japan, China, and numerous other jurisdictions in which we operate or conduct our business, have laws and regulations concerning the collection and use of personal information obtained from their residents or by businesses operating within their jurisdiction. These laws and regulations often are more restrictive than those in the United States. For example, the General Data Protection Regulation ("GDPR"), which became effective in May 2018, superseded prior EU data protection legislation, and the UK General Data Protection regulation, both impose more stringent data protection requirements, provide an enforcement authority which substantially increases compliance costs, and impose large penalties for noncompliance. Such laws and regulations may require companies to implement new privacy and security policies, conduct transfer impact assessments, permit individuals to access, correct and delete personal information stored or maintained by such companies, inform individuals of security breaches that affect their personal information, and, among others, obtain individuals' consent to use personal information for certain purposes. In addition, some countries have enacted or are currently considering legislation that imposes local storage and processing of data to avoid any form of transfer to a third country, or other restrictions on transfer and disclosure of personal data outside of that country which may impact our compliance obligations, potentially exposing us to liability, and increase the cost and complexity of delivering our products and services.

We also expect that there will continue to be new proposed laws, regulations, industry standards, and case law concerning privacy, data protection and information security in the United States, the European Economic Area and other jurisdictions, and we cannot yet determine the impact these developments may have on our business. This increases uncertainty and may require us to change our data practices and/or change our technology solutions, business model or processes, which may in turn adversely affect demand for our products.

While the EU- U.S. Data Privacy Framework accepted by the European Commission in July 2023 provides us with a transfer mechanism for data from the European Union, data transfers continue to be scrutinized by regulators in the EEA, UK and other countries with similar transfer restrictions requiring organizations to ensure that the data is protected to a standard that is "essentially equivalent" to that under the GDPR and/or other applicable laws and to document this.

As a result of these and future data transfer developments, we may experience a reluctance from current or prospective customers in the EEA, UK, Switzerland and other similar countries to use our products and may find it necessary to make changes to our data transfer mechanisms and handling of personal data, including with respect to the provision of our products and services. This may adversely impact our business, financial condition, and operating results.

In the United States, more states are adopting their own data protection legislation, creating a complex privacy landscape from state to state. California enacted the California Consumer Privacy Act ("CCPA"), which went into effect on January 1, 2020 and, among other things, requires covered companies to provide new disclosures to California consumers and afford such consumers new abilities to opt out of the sale of their personal information. In November 2020, California voters passed the California Privacy Rights Act ("CPRA"), which significantly amended the CCPA and generally expanded consumers' privacy rights and protections with respect to their personal information. Colorado, Virginia, Connecticut, and Utah all recently passed privacy legislation taking effect over the course of 2023. We cannot yet predict the full impact of these laws on our business or operations, but it may continue to require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply.

Moreover, as a result of current and proposed data protection and privacy laws addressing the use of personal data for marketing purposes, including the European Commission's draft ePrivacy Regulation which is intended to replace the ePrivacy Directive in the EEA, as well as the CCPA/CPRA, we face an increased difficulty in marketing to current and potential customers, as these laws impact the ability to use internet-based services and tracking technologies, such as cookies, which impacts our ability to spread awareness of our products and services and, in turn, grow a customer base in some regions. We also expect to incur additional costs to comply with the requirements of these laws.

As we begin to offer more cloud-based services, we will increasingly be positioned as a data processor, which imposes additional obligations under the foregoing and other laws and regulations relating to privacy and data protection, and may increase our liability exposure by operation of law, contract, or penalties for noncompliance. Additionally, we expect that existing laws, regulations and standards may be interpreted in new manners in the future. Current or future laws, regulations, standards and other obligations, as well as changes in the interpretation of existing laws, regulations, standards and other obligations could impair our or our customers' ability to collect, use or disclose information relating to individuals, which could decrease demand for our solutions, require us to restrict our business operations, increase our costs and impair our ability to maintain and grow our customer base and increase our revenue.

Although we are working to comply with those federal, state and foreign laws and regulations, industry standards, contractual obligations and other legal obligations that apply to us, those laws, regulations, standards and obligations are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another, other requirements or legal obligations, our practices or the features of our solutions. As such, we cannot assure ongoing compliance with all such laws or regulations, industry standards, contractual obligations and other legal obligations. Any failure or perceived failure by us to comply with federal, state or foreign laws or regulations, industry standards, contractual obligations or other legal obligations, or any actual or suspected security incident, whether or not resulting in unauthorized access to, or acquisition, release or transfer of personal information or other data, may result in governmental enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity and could cause our customers to lose trust in us, which could have an adverse effect on our reputation, brand and business. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable laws, regulations, policies, industry standards, contractual obligations or other legal obligations could result in additional cost and liability to us, damage our reputation and brand, inhibit sales and adversely affect our business and operating results.

Failure to comply with anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended ("FCPA"), and similar laws associated with our activities outside of the United States could subject us to penalties and other adverse consequences.

We are subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the United Kingdom Bribery Act of 2010 ("U.K. Bribery Act") and possibly other anti-bribery and anti-money laundering laws in countries in which we conduct activities. We face significant risks if we fail to comply with the FCPA and other anti-corruption laws that prohibit companies and their employees and third-party intermediaries from authorizing, offering or providing, directly or indirectly, improper payments or benefits to foreign government officials, political parties and private-sector recipients for the purpose of obtaining or retaining business, directing business to any person or securing any advantage. In many foreign countries, particularly in countries with developing economies, it may be a local custom that businesses engage in practices that are prohibited by the FCPA or other applicable laws and regulations. In addition, we use various third parties to sell our solutions and conduct our business abroad. We or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize such activities. We continue to update and implement our FCPA/anti-corruption compliance program and no assurance can be given that all of our employees and agents, as well as those companies to which we outsource certain of our business operations, will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible.

Any violation of the FCPA, other applicable anti-corruption laws and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracts, which could have a material and adverse effect on our reputation, brand, business, operating results and prospects. In addition, responding to any enforcement action may result in a materially significant diversion of management's attention and resources and significant defense costs and other third-party professional fees.

We are subject to governmental export and import controls that could impair our ability to compete in international markets or subject us to liability if we violate the controls.

Our solutions are subject to U.S. export controls, including the Export Administration Regulations and economic sanctions administered by the Office of Foreign Assets Control, and we incorporate encryption technology into certain of our solutions. These encryption products and the underlying technology may be exported outside of the United States only with the required export authorizations, including by license, a license exception or other appropriate government authorizations, including the filing of an encryption registration.

Furthermore, our activities are subject to the U.S. economic sanctions laws and regulations that prohibit the shipment of certain products and services without the required export authorizations, including to countries, governments and persons targeted by U.S. embargoes or sanctions. Additionally, the U.S. government has recently been critical of existing trade agreements and may impose more stringent export and import controls. Obtaining the necessary export license or other authorization for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities even if the export license ultimately may be granted. While we take precautions to prevent our solutions from being exported in violation of these laws, including obtaining authorizations for our encryption products, implementing IP address blocking and screenings against U.S. government and international lists of restricted and prohibited persons, we cannot guarantee that the precautions we take will prevent violations of export control and sanctions laws. Violations of U.S. sanctions or export control laws can result in significant fines or penalties and possible incarceration for responsible employees and managers could be imposed for criminal violations of these laws.

We also note that if our channel partners fail to obtain appropriate import, export or re-export licenses or permits, we may also be adversely affected, through reputational harm as well as other negative consequences including government investigations and penalties. We presently incorporate export control compliance requirements into our channel partner agreements; however, no assurance can be given that our channel partners will be able to comply with such requirements.

Also, various countries, in addition to the United States, regulate the import and export of certain encryption and other technology, including import and export licensing requirements, and have enacted laws that could limit our ability to distribute our solutions or could limit our end customers' ability to implement our solutions in those countries. Changes in our solutions or future changes in export and import regulations may create delays in the introduction of our solutions in international markets, prevent our end customers with international operations from deploying our solutions globally or, in some cases, prevent the export or import of our solutions to certain countries, governments, or persons altogether. From time to time, various governmental agencies have proposed additional regulation of encryption technology, including the escrow and government recovery of private encryption keys. Any change in export or import regulations, economic sanctions or related legislation, increased export and import controls stemming from U.S. government policies, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our solutions by, or in our decreased ability to export or sell our solutions to, existing or potential end customers with international operations. Any decreased use of our solutions or limitation on our ability to export or sell our solutions would adversely affect our business, operating results and prospects.

Our international operations expose us to additional risks, and failure to manage those risks could adversely affect our business, operating results and cash flows.

We derive a significant portion of our revenue from end customers and channel partners outside the United States. We derived approximately 46%, 44% and 44% of our total revenue from our international customers based on bill-to-location for fiscal 2021, 2022, and 2023, respectively. We are continuing to adapt to and develop strategies to address international markets but there is no guarantee that such efforts will have the desired effect. As of July 31, 2023, approximately 58% of our full-time employees were located outside of the United States. We expect that our international activities will continue to grow over the foreseeable future as we continue to pursue opportunities in existing and new international markets, which will require significant management attention and financial resources. We are subject to risks associated with having significant worldwide operations, including, but not limited to:

- business practices may differ from those in the United States and may require us in the future to include terms other than our standard terms in customer, channel partner, employee, consultant and other contracts;

- political, economic and social instability or uncertainty around the world, including the results and impact of the United Kingdom's separation from the European Union, commonly known as "Brexit";

- potential changes in trade relations arising from policy initiatives implemented by, or statements made by, the U.S. government, which has been critical of existing and proposed trade agreements;

- the potential impact of tariffs or other trade restrictions imposed by, or threatened to be imposed by, the U.S. government, such as the tariffs imposed on Chinese imports to the United States;

- greater difficulty in enforcing contracts, judgments and arbitration awards in international courts, and in collecting accounts receivable and longer payment and collection periods;

- greater risk of unexpected changes in regulatory practices, tariffs and tax laws and treaties;

- risks associated with trade restrictions and foreign legal requirements, including the importation, certification and localization of our solutions required in foreign countries;

- greater risk of a failure of foreign employees, partners, distributors and resellers to comply with both U.S. and foreign laws, including antitrust regulations, the FCPA, the U.K. Bribery Act, U.S. or foreign sanctions regimes and export or import control laws and any trade regulations ensuring fair trade practices;

- heightened risk of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, financial statements;

- requirements to comply with foreign privacy, data protection and information security laws and regulations and the risks and costs of noncompliance;

- increased expectations from foreign customers and other stakeholders about our performance relating to environmental, social and governance factors (such as climate-related performance), and requirements to comply with foreign sustainability standards or initiatives, including new sustainability standards or initiatives in the European Union;

- reduced or uncertain protection for intellectual property rights in some countries;

- impediments to the flow of foreign exchange capital payments and receipts due to exchange controls instituted by certain foreign governments;

- increased expenses incurred in establishing and maintaining corporate entities, office space and equipment for our international operations;

- difficulties in managing and staffing international offices and increased travel, infrastructure and legal and regulatory compliance costs associated with multiple international locations, including costs related to additional regulatory reviews or audits, financial accounting and reporting obligations and international cybersecurity requirements;

- greater difficulty in identifying, attracting and retaining local experienced personnel, and the costs and expenses associated with such activities;

- the challenge of managing a development team in geographically disparate locations;

- management communication and integration problems resulting from cultural and geographic dispersion;

- differing employment practices and labor relations issues;

- fluctuations in exchange rates between the U.S. dollar and foreign currencies in markets where we do business; and

- treatment of revenue from international sources for tax purposes and changes in tax laws, regulations or official interpretations, including being subject to foreign tax laws and being liable for paying withholding, income or other taxes in foreign jurisdictions.

As we expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these risks. These factors and other factors could harm our ability to gain future international revenue and, consequently, materially impact our business, operating results and financial condition. The entry into additional international markets will require significant management attention and financial resources. Our failure to successfully manage our international operations and the associated risks effectively could limit the future growth of our business.

A number of our solutions incorporate software provided under open source licenses which may restrict or impose certain obligations on how we use or distribute our solutions or subject us to various risks and challenges, which could result in increased development expenses, delays or disruptions to the release or distribution of those solutions, inability to protect our intellectual property rights and increased competition.

Certain significant components of our solutions incorporate or are based upon open source software, and we may incorporate open source software into other solutions in the future. Such open source software is generally licensed under open source licenses, including, for example, the GNU General Public License, the GNU Lesser General Public License, "Apache-style" licenses, "BSD-style" licenses and other open source licenses. The use of open source software subjects us to a number of risks and challenges, including, but not limited to:

- If open source software programmers, most of whom we do not employ, do not continue to develop and enhance open source technologies, our development expenses could increase and our product release and upgrade schedules could be delayed.

- Open source software is open to further development or modification by anyone. As a result, others may develop such software to be competitive with our platform and may make such competitive software available as open source. It is also possible for competitors to develop their own solutions using open source software, potentially reducing the demand for, and putting price pressure on, our solutions.

- The licenses under which we license certain types of open source software may require that, if we modify the open source software we receive, we are required to make such modified software and other related proprietary software of ours publicly available without cost and on the same terms. In addition, some open source licenses appear to be permissive in that internal use of the open source software is allowed, but prohibit commercial uses, or treat provision of cloud services as triggering the requirement to make proprietary software publicly available. Accordingly, we monitor our use of open source software in an effort to avoid subjecting our proprietary software to such conditions and others we do not intend. Although we believe that we have complied with our obligations under the various applicable licenses for open source software that we use, our processes used to monitor how open source software is used could be subject to error. In addition, there is little or no legal precedent governing the interpretation of terms in most of these licenses and licensors sometimes change their license terms. Therefore, any improper usage of open source, including a failure to identify changes in license terms, could result in unanticipated obligations regarding our solutions and technologies, which could have an adverse impact on our intellectual property rights and our ability to derive revenue from solutions incorporating the open source software.

- If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur legal expenses defending against such allegations, or engineering expenses in developing a substitute solution.

If we are unable to successfully address the challenges of integrating offerings based upon open source technology into our business, our business and operating results may be adversely affected and our development costs may increase.

The effects of a pandemic or major public health concern such as the COVID-19 pandemic (including any variants) and the actions taken in response, including our own, may materially affect how we and our customers and partners are operating our businesses, and the extent to which the effects of any such pandemic or major public health concern and such actions would impact our business, financial performance, results of operations and stock price would be highly uncertain and difficult to predict.

Epidemics, pandemics, other outbreaks of novel diseases or other major public health concerns could cause disruptions in our or our end customers' or channel partners' businesses, our suppliers' and manufacturers' operations or the global economy as a whole. For example, the COVID-19 pandemic (including any variants) caused significant disruptions, volatility and uncertainty to the global economy and unprecedented strains on governments, health care systems, educational institutions, businesses and individuals around the world, including in nearly all of the regions in which we operate. In response to the COVID-19 pandemic, authorities, businesses, and individuals implemented numerous unprecedented measures from time to time, including travel bans and restrictions, quarantines, shelter-in-place, stay-at-home, remote work and social distancing orders, and shutdowns. In the event of another pandemic or other similar major public health concerns, our employees may be exposed to health and safety risks, and governmental protocols may require us to again close our offices and implement precautionary measures.

The COVID-19 pandemic and the measures taken in response to the pandemic caused, and in the future pandemics or other major public health concerns may cause, various adverse effects on the global economy and our business. Those effects include, but are not limited to:

- delays or disruptions in our or our partners' supply chains and data center operations, including delays, difficulties or disruptions in procuring and shipping, or an inability to procure or ship, the hardware appliances (or any components thereof) on which our software solutions run, including our Nutanix-branded NX hardware line, which may negatively affect our ability to close transactions with our customers and partners and/or to recognize the revenue from those transactions;

- decisions by our customers and potential customers to reduce IT spending or delay or abandon their planned or future purchases, which may reduce the demand for our solutions and/or result in extended sales cycles;

- decisions by our customers to purchase or renew our software solutions on shorter subscription terms than they have historically, and/or request to only pay for the initial year of a multi-year subscription term upfront, which could negatively impact our financial performance, and our cash flow in particular, when compared to historical periods;

- our customers and partners experiencing liquidity issues or entering bankruptcy or similar proceedings, which would impact our ability to collect payments in a timely manner, if at all;

- shifts in industry trends, for example, toward large public cloud providers, which may reduce the demand for our solutions;

- an inability to meet in person or otherwise effectively communicate with our current or potential customers, vendors, suppliers, and partners, which may negatively affect our current and future relationships with such customers, vendors, suppliers, and partners and our ability to generate demand for our solutions;

- additional delays, cancellations, or changes to user and industry conferences and other marketing events relating to our solutions, including our own customer and partner events, which may negatively impact our ability to obtain new and retain existing customers and effectively market our solutions;

- an inability to provide 24x7 worldwide support and/or replacement parts to our end customers in a timely manner or at all;

- delays or disruptions to our product roadmap, and our ability to deliver new products, features, or enhancements in a timely manner or at all;

- potential for increased cyber attacks and security challenges to the extent that our employees and those of our partners, customers and service providers work remotely from non-corporate managed networks;

- adoption of new laws or regulations, or changes to existing laws or regulations, including any restrictions or health and safety requirements that may be imposed and any new or additional restrictions against immigration and travel (such as cancellations or restrictions on the availability of visas, delays in the issuance of visas or suspensions of entry), which may create additional regulatory uncertainty and cause us to incur additional expenses in order to comply with, or due to delays or changes caused or mandated by, such laws or regulations and/or materially impair our ability to hire and retain skilled professionals;

- increased rate of attrition among our employee base, and inability to attract, recruit, retain and, where applicable, ramp to full productivity, qualified employees and key personnel;

- changes in our work environment and workforce, which may present operational and workplace culture challenges;

- difficulties or delays in ramping, training, and retaining new sales teams in an effective manner due in part to the inability to provide in-person trainings;

- negative physical and mental health impacts on, and resulting unavailability or reduced productivity of, our employees as a result of such employees or their family members contracting the virus, being placed in quarantine or self-isolation, being in jurisdictions where travel or other activities remain restricted, or due to prolonged social distancing measures;

- a significant and/or prolonged decline in, or increase in volatility relating to, the global financial and other capital markets, including significant and prolonged volatilities in stock prices, interest rates and exchange rates, and/or or a potential global recession or depression, which would adversely affect, potentially materially, our business and stock price, as well as our ability to access capital markets on terms favorable or acceptable to us, if at all;

- changes in our internal controls, policies and procedures due to hybrid or remote work arrangements, which may result in significant deficiencies or material weaknesses in our internal controls in the preparation of our financial reports, and the resulting increased costs of controls and compliance oversight activities;

- an inability to execute our business continuity plans and/or maintain our critical business processes; and

- increased quarterly fluctuations in, and an inability to forecast or difficulties or delays in forecasting, our financial performance or results of operations, as well as related impacts to any financial guidance we may issue from time to time, including any modification or withdrawal thereof.

The duration, scope and ultimate impact of any pandemic or other similar major public health concern and the actions taken in response on the global economy and our business remain highly fluid, cannot be predicted with any degree of certainty, and will be highly dependent upon numerous factors, many of which are beyond our control, including the actions of governments, businesses and other enterprises in response to the pandemic and the extent and effectiveness of those actions.

New epidemics, pandemics, other outbreaks of novel diseases or major public health concerns may arise at any time. If such epidemics, pandemics, outbreaks or major public health concern were to occur, or if we are not able to effectively respond to and manage the impact of such epidemic, pandemic, outbreak or other major public health concern, our business, operations and financial performance, and the price of our securities will be negatively affected, potentially materially.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our operating results.

Our sales contracts are denominated in U.S. dollars, and therefore, substantially all of our revenue is not subject to foreign currency risk. However, any relative strengthening of the U.S. dollar would increase the real cost of our solutions to our end customers outside of the United States, which could adversely affect our financial condition and operating results. In addition, an increasing portion of our operating expenses is incurred outside the United States, is denominated in foreign currencies such as the Euro, the Pound Sterling, the Indian Rupee, the Canadian Dollar and the Australian Dollar, and is subject to fluctuations due to changes in foreign currency exchange rates. In particular, current geopolitical instability and fiscal and monetary policies have caused, and may continue to cause, significant volatility in the currency exchange rates, and such volatility may continue for the foreseeable future. If we become more exposed to currency fluctuations and are not able to successfully hedge against the risks associated with currency fluctuations, our operating results could be adversely affected. Furthermore, such currency fluctuations may also adversely impact our ability to accurately predict our future financial results. To date, we have not entered into any hedging arrangements with respect to foreign currency risk or other derivative instruments.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value added or similar taxes, and we could be subject to liability with respect to past or future sales, which could adversely affect our operating results.

We do not collect sales and use, value added or similar taxes in all jurisdictions in which we have sales, and we have been advised that such taxes are not applicable to our products and services in certain jurisdictions. Sales and use, value added and similar tax laws and rates vary greatly by jurisdiction. Certain jurisdictions in which we do not collect such taxes may assert that such taxes are applicable. If we are unsuccessful in collecting such taxes from our end customers, we could be held liable for such costs, which may adversely affect our operating results.

Our international operations may subject us to potential adverse tax consequences.

We have expanded our international operations and staff to better support our growth into the international markets. Our corporate structure and associated transfer pricing policies contemplate the business flows and future growth into the international markets, and consider the functions, risks and assets of the various entities involved in the intercompany transactions. The amount of taxes we pay in different jurisdictions may depend on the application of the tax laws of the various jurisdictions, including the United States, to our international business activities, changes in tax rates, new or revised tax laws or interpretations of existing tax laws and policies and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for pricing intercompany transactions pursuant to the intercompany arrangements or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations. Our financial statements could fail to reflect adequate reserves to cover such a contingency.

Changes in global tax laws could increase our worldwide tax rate and could have a material adverse effect on our business, cash flow, results of operations or financial conditions.

Global tax developments applicable to multinational businesses may have a material impact on our business, cash flow from operating activities, or financial results. The Biden administration has made several corporate income tax proposals, including substantial changes to the global intangible low-taxed income rules. International organizations such as the Organization for Economic Cooperation and Development, have published Base Erosion and Profit Shifting action plans that many countries are starting to implement. The potential effects of Pillar Two may vary depending on specific provisions and rules implemented by each country that adopts Pillar Two. These changes may increase our tax obligations in these countries. In addition, several countries have proposed or enacted Digital Services Taxes, many of which would apply to revenues derived from digital services. We will continue to assess the ongoing impact of these current and pending changes to global tax legislation and the impact on our future financial statements upon the finalization of laws, regulations and additional guidance. In addition, as we continue to evaluate our corporate structure, any changes to the taxation of undistributed foreign earnings could also change our plans regarding reinvestment of such earnings. Due to the large scale of our U.S. and international business activities, many of these enacted and proposed changes to the taxation of our activities could increase our worldwide effective tax rate and have an adverse effect on our operating results, cash flow or financial condition.

Certain European Union and other jurisdictions have introduced anti-hybrid provisions. The scope of these rules is wide-reaching and can apply to disallow certain deductions for corporate tax purposes where hybrid entities exist within a company structure. These provisions may place additional burden on our management to assess the impact of the rules and potentially create additional tax costs. European Union countries and other jurisdictions will continue to interpret or issue additional guidance on how provisions of the anti-hybrid will be applied, which, if applicable, may materially impact our financial statements and cash flow. Separately, as a result of the complexity of, and lack of clear precedent or authority with respect to, the application of various income tax laws to our corporate structure, tax authorities may challenge how we report our transactions, which may increase our costs and impact our operations.

We are subject to income taxes as well as non-income-based taxes, in both the U.S. and various foreign jurisdictions. Many judgments are required in determining our worldwide provision for income taxes and other tax liabilities, and we are under audit by various tax authorities, which often do not agree with positions taken by us on our income and non-income-based tax returns. Although we believe that our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our consolidated financial statements and may materially affect our financial results in the period or periods for which such determination is made.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

In general, under Section 382 of the United States Internal Revenue Code of 1986, as amended (the "Code"), a corporation that undergoes an ownership change is subject to limitations on its ability to utilize its pre-change net operating losses ("NOLs"), and other tax attributes to offset future taxable income. An ownership change occurs when a company's "five-percent shareholders" (as defined in Section 382 of the Code) collectively increase their ownership in the company by more than 50 percentage points (by value) over a rolling three-year period. Similar limitations may apply for state tax purposes. If our existing NOLs are subject to limitations arising from previous ownership changes, our ability to utilize NOLs could be limited by Section 382 of the Code. We may experience ownership changes in the future as a result of subsequent shifts in our stock ownership. In addition, at the state level, there may be periods during which the use of net operating losses is suspended or otherwise limited.

Our business is subject to the risks of natural disasters (including extreme weather), man-made problems and other similar events that may be outside of our control.

Significant natural disasters (such as earthquakes, fires, floods, and extreme weather), man-made problems (such as significant power outages, security breaches, acts of terrorism or war, civil unrests, or geopolitical turmoil), and other similar events that may be outside of our control could have an adverse impact on our business and operating results. For example, despite the implementation of network security measures, our networks also may be vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our solutions. Further, both our corporate headquarters and our main contract manufacturers are located in the San Francisco Bay Area, a region known for seismic activity. In addition, natural disasters (including extreme weather) and man-made problems could cause disruptions in our or our end customers' or channel partners' businesses, our suppliers' and manufacturers' operations or the global economy as a whole. We also rely on IT systems to communicate among our workforce and with third parties. Any disruption to our communications, whether caused by a natural disaster or by man-made problems, such as power disruptions, could adversely affect our business. We do not have a formal disaster recovery plan or policy in place and do not currently require that our manufacturing partners have such plans or policies in place. To the extent that any such disruptions result in delays or cancellations of orders or impede our suppliers' or our manufacturers' ability to timely deliver our solutions and product components, or the deployment of our solutions, our business, operating results and financial condition would be adversely affected. We do maintain what we believe are commercially reasonable levels of business interruption insurance. However, such insurance may not adequately cover our losses in the event of a significant disruption in our business.

If we are the victim of a cyber attack or other cyber security incident and our networks, computer systems or software solutions are breached or unauthorized access to sensitive or proprietary information, including employee or customer data, otherwise occurs, our business operations may be interrupted, our reputation and brand may be damaged, and we may incur significant liabilities.

Cyber attacks designed to gain access to sensitive or proprietary information by breaching mission critical systems of large organizations are constantly evolving, and high-profile electronic security breaches leading to the unauthorized release of sensitive or proprietary information, including employee and customer information, have occurred at a number of large companies in recent years. Companies in our industry have reported that they have been subject to such cyber attacks, including attacks potentially from nation-state actors, and we could be subject to similar attempted attacks. More generally, computer malware, viruses, social engineering (predominantly spear phishing attacks) and general hacking have become prevalent in our industry, particularly against cloud services, and we and companies like us can suffer security breaches from a variety of causes, whether due to third-party action, software bugs or vulnerabilities or coding errors, physical break-ins, employee error, malfeasance or otherwise. In addition, retaliatory acts by Russia in response to Western sanctions could include cyber attacks that could disrupt the economy or that could also either directly or indirectly impact our operations.

We regularly face a wide variety of attempted attacks of this nature, some of which may be successful, although none to-date have had a significant impact on our business. As we transition to offering more cloud-based solutions, as well as those based on our partnerships with third party public cloud providers, we and our third-party public cloud providers may increasingly be the target of cyber threats.

Because the techniques used and vulnerabilities exploited to obtain unauthorized access or to sabotage systems change frequently, and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or vulnerabilities or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period.

If any unauthorized access to or security breach of our solutions occurs, such an event could result in the loss of data, loss of intellectual property or trade secrets, loss of business, severe reputational or brand damage adversely affecting end customer or investor confidence, regulatory investigations and orders and other enforcement actions, litigation, indemnity obligations, damages for contract breach and penalties for violation of privacy, data protection and other applicable laws, regulations or contractual obligations. We may also be subject to potentially significant costs for remediation that may include liability for stolen assets or information and repair of system damage that may have been caused or incentives offered to end customers or other business partners in an effort to maintain business relationships after a breach and other liabilities. Additionally, any such event or perceived event could impact our reputation and brand, harm customer confidence, hurt our sales and expansion into existing and new markets or cause us to lose potential or existing end customers. Any actual, potential or anticipated attack may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants.

Furthermore, a high-profile security breach suffered, or perceived to have been suffered, by an industry peer may entail a general loss of trust in our industry and thereby have a similar adverse impact on our business and financial performance as a direct breach suffered by us. We could be required to expend significant capital and other resources to alleviate problems caused by such actual or perceived breaches and to remediate our systems, we could be exposed to a risk of loss, litigation or regulatory action and possible liability, and our ability to operate our business may be impaired.

In addition, if the security measures of our end customers, partners, vendors, or suppliers are compromised, even without any actual compromise of our own systems or of our solutions used by such end customers, partners, vendors, or suppliers, we may face negative publicity, reputational harm or brand damage if our end customers, partners, vendors, or suppliers or anyone else incorrectly attributes the blame for such security breaches to us or our solutions. If end customers believe that our solutions do not provide adequate security for the storage of personal or other sensitive or proprietary information or the transmission of such information over the internet, our business will be harmed. End customers' concerns about security or privacy may deter them from using our solutions for activities that involve personal or other sensitive information, which may significantly affect our business and operating results.

Moreover, we have acquired a number of companies, products, services and technologies over the years. Although we devote significant resources to address any security issues with respect to such acquisitions, we may still inherit additional risks as we integrate these companies, products, services and technologies into our business and solutions.

Investors' and other stakeholders' expectations of our performance relating to environmental, social and governance factors may impose additional costs and expose us to new risks.

There is an increasing focus from certain investors, customers, partners, employees, other stakeholders, and regulators concerning environmental, social and governance matters ("ESG"). Some investors may use these non-financial performance factors to guide their investment strategies and, in some cases, may choose not to invest in us if they believe our policies and actions relating to ESG are inadequate. We may face reputational damage in the event that we do not meet the ESG standards set by various constituencies.

As ESG best practices and reporting standards continue to develop, we may incur increasing costs relating to ESG monitoring and reporting and complying with ESG initiatives. For example, the SEC has recently proposed climate change and ESG reporting requirements, which, if approved, would increase our compliance costs. We may also face greater costs to comply with new ESG standards or initiatives in the European Union. We publish an annual ESG report, which reports, among other things, our greenhouse gas emissions and our efforts to manage our emissions. In addition, our annual ESG report provides highlights of how we are supporting our workforce, including our diversity, equity, inclusion, and belonging efforts. Our disclosures on these matters, or a failure to meet evolving stakeholder expectations for ESG practices and reporting, may potentially harm our reputation and customer relationships. Due to new regulatory standards and market standards, certain new or existing customers, particularly those in the European Union, may impose stricter ESG guidelines or mandates for, and may scrutinize relationships more closely with, their counterparties, including us, which may lengthen sales cycles or increase our costs.

Furthermore, if our competitors' ESG performance is perceived to be better than ours, potential or current investors may elect to invest with our competitors instead. In addition, in the event that we communicate certain initiatives or goals regarding ESG matters, we could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could be criticized for the scope of such initiatives or goals. If we fail to satisfy the expectations of investors, customers, employees and other stakeholders or our initiatives are not executed as planned, our business, financial condition, results of operations, and prospects could be adversely affected.

We may further expand through acquisitions of, or investments in, other companies (or vice versa through divestitures), each of which may divert our management's attention, resulting in additional dilution to our stockholders and consumption of resources that are necessary to sustain and grow our business.

Our business strategy may, from time to time, include acquiring other complementary products, technologies or businesses or divesting certain products. We also may enter into relationships with other businesses in order to expand our solutions, which could involve preferred or exclusive licenses, additional channels of distribution or discount pricing or investments in other companies. Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to close these transactions may be subject to third-party approvals, such as government regulatory approvals, which are beyond our control. Consequently, we can make no assurance that these transactions once undertaken and announced, will close.

These kinds of acquisitions, divestitures or investments may result in unforeseen expenditures and operating and integration difficulties, especially if the acquisitions, divestitures or investments are more complex in structure and scope, including due to the geographic location of the acquired company. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel or operations of companies that we may acquire, particularly if the key personnel of the acquired business choose not to work for us. We may have difficulty retaining the customers of any acquired business or the acquired technologies or research and development expectations may prove unsuccessful. Acquisitions or divestitures may also disrupt our ongoing business, divert our resources, require significant management attention that would otherwise be available for development of our business and may be viewed negatively by our end customers, investors or securities analysts. We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition or divestiture transaction, including accounting charges. Any acquisition or investment could expose us to unknown liabilities and risks, and we may incur additional costs and expenses necessary to address an acquired company's failure to comply with laws and governmental rules and regulations. Moreover, we cannot assure you that the anticipated benefits of any acquisition or investment would be realized in a timely manner, if at all, or that we would not be exposed to unknown liabilities. In connection with these types of transactions, we may issue additional equity securities that would dilute our stockholders, use cash that we may need in the future to operate our business, incur debt on terms unfavorable to us or that we are unable to repay, incur large charges or substantial liabilities, encounter difficulties integrating diverse business cultures and become subject to adverse tax consequences, substantial depreciation or deferred compensation charges. These challenges related to acquisitions, divestitures or investments could adversely affect our business, operating results, financial condition and prospects.

Risks Related to Our Convertible Notes

As of July 31, 2023, we had outstanding $750.0 million aggregate principal amount of 2.50% convertible senior notes due 2026 (the "2026 Notes") and $575.0 million aggregate principal amount of 0.25% convertible senior notes due 2027 (the "2027 Notes," together with the 2026 Notes, the "Notes").

Servicing the Notes may require a significant amount of cash, and we may not have sufficient cash or the ability to raise the funds necessary to settle conversions of the Notes in cash, to repay the Notes at maturity, or to repurchase the Notes upon a fundamental change.

Holders of each series of Notes will have the right to require us to repurchase all or a portion of their Notes upon the occurrence of a fundamental change before the applicable maturity date at a repurchase price equal to 100% of the principal amount of such Notes to be repurchased, plus accrued and unpaid special interest, if any. In addition, upon conversion of the Notes, unless we elect to deliver solely shares of our Class A common stock to settle such conversion (other than paying cash in lieu of delivering any fractional share), we will be required to make cash payments in respect of the Notes being converted. Moreover, we will be required to repay the Notes of a series in cash at their maturity unless earlier converted or repurchased. We may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of Notes of a series surrendered therefor or pay cash with respect to Notes of such series being converted or at their maturity.

In addition, our ability to repurchase Notes of a series or to pay cash upon conversions of such Notes or at their maturity may be limited by law, regulatory authority or agreements governing our future indebtedness. Our failure to repurchase Notes of a series at a time when the repurchase is required by the applicable indenture or to pay cash upon conversions of such Notes or at their maturity as required by the applicable indenture would constitute a default under such indenture. A default under the applicable indenture or the fundamental change itself could also lead to a default under agreements governing our future indebtedness. Moreover, the occurrence of a fundamental change under the applicable indenture could constitute an event of default under any such agreement. If the payment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness or to pay cash amounts due upon conversion, upon required repurchase or at maturity of the applicable series of Notes.

The 2026 Notes bear interest at a rate of 2.50% per annum, with such interest to be paid in kind on the 2026 Notes held by Bain Capital, LP ("Bain") through an increase in the principal amount of the 2026 Notes, and paid in cash on any 2026 Notes transferred to entities that are not affiliated with Bain, on a semi-annual basis. The 2027 Notes bear interest at a rate of 0.25% per annum, with such interest to be paid semi-annually in arrears on each April 1 and October 1. Our ability to make scheduled payments of interest depends on our future performance, which is subject to economic, financial, competitive, and other factors beyond our control. Our business may not be able to generate cash flows from operations in the future that are sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flows, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt, or obtaining additional debt financing or equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations. Higher prevailing interest rates and/or a tightening supply of credit would adversely affect the terms upon which we would be able to refinance our indebtedness, if at all. As a result, we may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations. In addition, any of our future debt agreements may contain restrictive covenants that may prohibit us from adopting any of these alternatives.

The conditional conversion feature of the Notes, if triggered, may adversely affect our financial condition and operating results.

In the event the conditional conversion feature of the applicable series of Notes is triggered, holders of such series of Notes will be entitled to convert their Notes at any time during specified periods at their option. If one or more holders elect to convert their Notes, unless we elect to satisfy our conversion obligation by delivering solely shares of our Class A common stock (other than paying cash in lieu of delivering any fractional share), we would be required to settle a portion or all of our conversion obligation in cash, which could adversely affect our liquidity. In addition, even if holders of a series of Notes do not elect to convert their Notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of such series of Notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.

The accounting method for convertible debt securities that may be settled in cash, such as the Notes, has had, and may continue to have, a material effect on our reported financial results.

On August 1, 2021, we adopted Accounting Standards Update ("ASU") 2020-06. Our adoption of this new standard requires us to use the if-converted method for our diluted earnings per share calculation, the effect of which is that the transaction is accounted for as if all of the outstanding Notes were to be converted into shares of our Class A common stock. As a result, our diluted earnings per share could be adversely affected in the future. For more information on our adoption of ASU 2020-06, refer to Note 1 of Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Risks Related to Ownership of Our Securities

The market price of our securities may be volatile and may decline.

The market price of our securities has fluctuated and may continue to fluctuate substantially. The market price of our securities depends on a number of factors, including those described in this "Risk Factors" section, many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our securities. Factors that could cause fluctuations in the market price of our securities include the following:

- price and volume fluctuations in the overall stock market from time to time;

- volatility in the market prices and trading volumes of high technology stocks;

- changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

- changes in financial estimates by any analysts who follow our company, including as a result of any current and future business model transitions (including our transition to a subscription-based business model), or our failure to meet these estimates or the expectations of investors;

- the financial projections we may provide to the public, any changes in these projections, or any failure to meet or exceed these projections;

- announcements by us or our competitors of new products and solutions or new or terminated significant contracts, commercial relationships or capital commitments;

- public analyst or investor reaction to our press releases, other public announcements and filings with the Securities and Exchange Commission;

- rumors and market speculation involving us or other companies in our industry;

- actual or anticipated changes or fluctuations in our operating results;

- actual or anticipated developments in our business or our competitors' businesses or the competitive landscape generally;

- actual or threatened litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

- developments or disputes concerning our intellectual property or our solutions, or third-party proprietary rights;

- rumored, announced or completed acquisitions of businesses or technologies of or by us or our competitors;

- new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

- changes in accounting standards, policies, guidelines, interpretations or principles;

- any major changes in our management or our Board of Directors;

- general economic conditions and slow or negative growth of our markets; and

- other events or factors which may be outside of our control, such as political and social unrest, terrorist attacks, hostilities, war, malicious human acts, climate change, natural disasters (including extreme weather), pandemics or other major public health concerns, and other similar events, or responses to these events.

In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of our securities, regardless of our actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market prices of a particular company's securities, securities class action litigation has often been instituted against that company. For example, following our earnings release in February 2019, the price of our Class A common stock fell significantly and, as a result, multiple class action securities lawsuits were filed against us, as well as multiple shareholder derivative claims. Any securities litigation matters that may be instituted against us could result in substantial costs, divert our management's attention and resources from our business, and adversely impact our reputation and brand. This could have an adverse effect on our business, operating results and financial condition.

Sales of substantial amounts of our Class A common stock in the public markets, or the perception that they might occur, could reduce the price that our securities might otherwise attain and may dilute your voting power and your ownership interest in us.

Sales of a substantial number of shares of our Class A common stock in the public markets, particularly sales by our directors, executive officers and significant stockholders, or the perception that these sales could occur (including public disclosure of sales contemplated by 10b5-1 trading plans), could adversely affect the market price of our Class A common stock.

We have reserved a substantial number of shares of our Class A common stock for issuance upon vesting or exercise of our equity compensation plans and upon conversion of the Notes.

We have also registered the offer and sale of all shares of our Class A common stock that we may issue under our equity compensation plans.

We may also issue our shares of Class A common stock or additional securities convertible into shares of our Class A common stock from time to time in connection with a financing, acquisition, investments or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the market price of our Class A common stock to decline.

Conversion of our Notes may dilute the ownership interest of existing stockholders, or may otherwise depress the price of our securities.

The conversion of some or all of our Notes, to the extent we deliver shares upon conversion thereof, will dilute the ownership interests of existing stockholders, reduce our earnings per share and potentially have an adverse effect on the price of our securities. Any sales in the public market of our Class A common stock issuable upon such conversion could adversely affect prevailing market prices of our securities. In addition, the existence of the Notes may encourage short selling by market participants because the conversion of the Notes could be used to satisfy short positions, or anticipated conversion of the Notes into shares of our Class A common stock could depress the price of our securities.

We cannot guarantee that our share repurchase program will be fully consummated or that it will enhance long-term stockholder value.

In August 2023, our Board of Directors authorized the repurchase of up to $350.0 million of our Class A common stock. The authorization has no fixed expiration date and does not obligate us to repurchase any specified number or dollar value of shares. We cannot guarantee that the share repurchase program will be fully consummated or that it will enhance long-term stockholder value. Share repurchases under the program could affect, and increase the volatility of, the price of our Class A common stock and will diminish our cash reserves. In addition, as part of the Inflation Reduction Act signed into law in August 2022, the United States implemented a 1% excise tax on the value of certain stock repurchases by publicly traded companies. This tax could increase the costs to us of any share repurchases. The program may be modified, suspended or discontinued at any time, and any future announcement of a termination of the program could result in a decrease in the price of our Class A common stock.

If financial or industry analysts do not publish research or reports about our business, if they have difficulty understanding the changes to our business model, or if they issue inaccurate or unfavorable research regarding our securities, our stock price and trading volume could decline.

The trading market for our securities will be influenced by the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts or the content and opinions included in their reports. In addition, we are in a period of transition to a subscription-based business model in the long term, which analysts may not have historically reflected, or may not accurately in the future reflect, in their research. The foregoing factors could affect analysts' ability to accurately forecast our results and make it more likely that we fail to meet their estimates. In the event we obtain industry or financial analyst coverage, if any of the analysts who cover us issue an inaccurate or unfavorable opinion regarding our securities, the price of our securities would likely decline. In addition, the stock prices of many companies in the high technology industry have declined significantly after those companies have failed to meet, or in some cases failed to significantly exceed, the financial guidance publicly announced by the companies or the expectations of analysts. If our financial results fail to meet (or exceed) our announced guidance or the expectations of analysts or public investors, analysts could downgrade our Class A common stock or publish unfavorable research about us. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the price of our securities or trading volume to decline, potentially significantly.

Certain provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove members of our Board of Directors or current management and may adversely affect the market price of our securities.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could delay or prevent a change in control of our company. These provisions could also make it difficult for stockholders to elect directors that are not nominated by the current members of our Board of Directors or take other corporate actions, including effecting changes in our management. These provisions include:

- a classified Board of Directors with three-year staggered terms (which will be phased out starting with our 2023 annual meeting of stockholders so that our Board of Directors will be fully declassified by our 2025 annual meeting of stockholders), which could delay the ability of stockholders to change the membership of a majority of our Board of Directors;

- the ability of our Board of Directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

- the exclusive right of our Board of Directors to elect a director to fill a vacancy created by the expansion of our Board of Directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our Board of Directors;

- a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

- the requirement that a special meeting of stockholders may be called only by the chairman of our Board of Directors, our lead independent director, our president, our secretary or a majority vote of our Board of Directors, which could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

- the ability of our Board of Directors, by majority vote, to amend our amended and restated bylaws, which may allow our Board of Directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend our amended and restated bylaws to facilitate an unsolicited takeover attempt; and

- advance notice procedures with which stockholders must comply to nominate candidates to our Board of Directors or to propose matters to be acted upon at a stockholders' meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us.

In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time.

Our amended and restated bylaws designate the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States of America as the exclusive forums for certain disputes between us and our stockholders, which will restrict our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated bylaws provide that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: any derivative action or proceeding brought on our behalf, any action asserting a breach of a fiduciary duty, any action arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. This choice of forum provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated bylaws provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These choice of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees. If a court were to find either exclusive-forum provision in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

We do not intend to pay dividends in the foreseeable future. As a result, your ability to achieve a return on your investment will depend on appreciation in the price of our Class A common stock.

We have never declared or paid any cash dividends on our Class A common stock. We do not anticipate paying any dividends on our Class A common stock in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our Board of Directors. Accordingly, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Item 1B. Unresolved Staff Comments

Not Applicable.

Item 2. Properties

Our corporate headquarters are located in San Jose, California where, under lease agreements that expire through May 2030, we currently lease approximately 333,000 square feet of space. Following an evaluation of our longer-term facilities plans due to our transition to a hybrid work environment, we entered into amendments to these lease agreements to reduce our leased space to approximately 215,000 square feet beginning in June 2024. We also maintain offices in North America, Europe, Asia Pacific, the Middle East, Latin America, and Africa. We lease all of our facilities and do not own any real property. We believe that our facilities are adequate to meet our needs for the immediate future and that, should it be needed, we would lease suitable additional space to accommodate our operations.

Item 3. Legal Proceedings

The information set forth under the "Legal Proceedings" subheading in Note 8 of Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K is incorporated herein by reference.

Item 4. Mine Safety Disclosures

Not Applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information for Common Stock

Our Class A common stock began trading publicly on the NASDAQ Stock Market under the ticker symbol "NTNX" on September 30, 2016. Prior to that time, there was no public market for our Class A common stock. The following table sets forth, for the periods indicated, the high and low sale prices of our Class A common stock as reported on the Nasdaq Global Select Market.

Fiscal Quarter:	Fiscal 2022		Fiscal 2023	
	High	Low	High	Low
First quarter	$ 43.95	$ 33.10	$ 27.40	$ 15.21
Second quarter	$ 36.28	$ 24.71	$ 33.32	$ 25.09
Third quarter	$ 28.47	$ 22.14	$ 29.52	$ 23.42
Fourth quarter	$ 26.34	$ 13.75	$ 30.55	$ 23.94

Holders of Record

As of July 31, 2023, there were 72 holders of record of our Class A common stock. This figure does not include a substantially greater number of "street name" holders or beneficial holders of our common stock whose shares are held of record by banks, brokers and other financial institutions.

Dividend Policy

We have never declared or paid cash dividends on our Class A common stock. We do not anticipate paying any dividends on our Class A common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our Board of Directors, subject to applicable laws and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

Unregistered Sales of Equity Securities and Use of Proceeds

None.

Purchases of Equity Securities by the Issuer

There were no purchase of equity securities by the issuer during the fiscal year ended July 31, 2023. Following the end of fiscal 2023, our Board of Directors authorized the repurchase of up to $350.0 million of our Class A common stock. For more information on the share repurchase program, refer to Note 15 of Notes to Consolidated Financial Statements included in Part II, Item 8, of this Annual Report on Form 10-K.

Stock Performance Graph

The following graph shows a comparison from July 31, 2018 through July 31, 2023 of the cumulative total return for our Class A common stock based on the closing price on the last day of each respective period. The graph assumes an initial investment of $100 on July 31, 2018 in the common stock of Nutanix, Inc., the NASDAQ Composite Index and NASDAQ Computer Index and assumes reinvestment of any dividends. The stock price performance on the following graph is not necessarily indicative of future stock price performance.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Nutanix, Inc., the NASDAQ Composite Index
and the NASDAQ Computer Index

$100 invested on 7/31/18 in stock or index, including reinvestment of dividends.
Fiscal year ending July 31.

	Fiscal Year					
	7/31/18	7/31/19	7/31/20	7/31/21	7/31/22	7/31/23
Nutanix, Inc.	$ 100.00	$ 46.43	$ 45.39	$ 73.68	$ 30.95	$ 61.77
Nasdaq Composite Index	$ 100.00	$ 107.74	$ 143.06	$ 196.76	$ 167.33	$ 195.47
Nasdaq Computer Index	$ 100.00	$ 109.50	$ 162.42	$ 234.00	$ 197.59	$ 250.79

The information on the above graph shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section or Sections 11 and 12(a)(2) of the Securities Act, and shall not be incorporated by reference into any registration statement or other document filed by us with the SEC, whether made before or after the date of this Annual Report on Form 10-K, regardless of any general incorporation language in such filing, except as shall be expressly set forth by specific reference in such filing.

Securities Authorized for Issuance Under Equity Compensation Plans

The information required by this item is incorporated herein by reference to our definitive proxy statement for our 2023 annual meeting of stockholders, which will be filed no later than 120 days after the end of our fiscal year ended July 31, 2023.

Item 6. [Reserved]

NUTANIX, INC.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition, results of operations and cash flows should be read in conjunction with the consolidated financial statements and the related notes thereto included elsewhere in this Annual Report on Form 10-K. The last day of our fiscal year is July 31. Our fiscal quarters end on October 31, January 31, April 30 and July 31. This discussion gives effect to the correction disclosed in Note 2 of Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K, and contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" or in other parts of this Annual Report on Form 10-K. See also "Special Note Regarding Forward-Looking Statements" above.

Overview

Nutanix, Inc. ("we," "us," "our" or "Nutanix") provides a leading enterprise cloud platform, which we call the Nutanix Cloud Platform, that consists of software solutions and cloud services that power our customers' enterprise infrastructure. Our solutions deliver a consistent cloud operating model across edge, private-, hybrid- and multicloud environments for all applications and their data. Our solutions allow organizations to simply run and move their workloads, including enterprise applications, high-performance databases, end-user computing and virtual desktop infrastructure services, container-based modern applications, and analytics applications, between on-premises and public clouds. Our goal is to provide a single, simple, open software platform for all hybrid- and multicloud applications and their data.

The Nutanix Cloud Platform can be deployed on-premises at the edge or in data centers, running on a variety of qualified hardware platforms, in popular public cloud environments such as AWS and Microsoft Azure through Nutanix Cloud Clusters, or, in the case of our cloud-based software and software-as-a-service ("SaaS") offerings, via hosted service. Non-portable software licenses for our platform are delivered or sold alongside configured-to-order appliances, with a license term equal to the life of the associated appliance. Our subscription term-based licenses are sold separately, or can also be sold alongside configured-to-order appliances. Our subscription term-based licenses typically have terms ranging from one to five years. Our cloud-based SaaS subscriptions have terms extending up to five years. Configured-to-order appliances, including our Nutanix-branded NX hardware line, can be purchased from one of our channel partners, original equipment manufacturers ("OEMs") or, in limited cases, directly from Nutanix.

Our enterprise cloud platform typically includes one or more years of support and entitlements, which provides customers with the right to software upgrades and enhancements as well as technical support. Purchases of term-based licenses and SaaS subscriptions have support and entitlements included within the subscription fees and are not sold separately. Purchases of non-portable software are typically accompanied by the purchase of separate support and entitlements.

Product revenue is generated primarily from the licensing of our solutions. Support, entitlements and other services revenue is primarily derived from the related support and maintenance contracts. Prior to fiscal 2019, we delivered most of our solutions on an appliance, thus our revenue included the revenue associated with the appliance and the included non-portable software, which lasts for the life of the associated appliance. However, starting in fiscal 2018, as a result of our business model transition toward software-only sales, more of our customers began buying appliances directly from our OEMs while separately buying licenses for our software solutions from us or one of our channel partners. In addition, starting in fiscal 2019, as a result of our transition toward a subscription-based business model, more of our customers began purchasing separately sold subscription term-based licenses that could be deployed on a variety of hardware platforms.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

We had a broad and diverse base of over 24,000 end customers as of July 31, 2023, including approximately 1,020 Global 2000 enterprises. We define the number of end customers as the number of end customers for which we have received an order by the last day of the period, excluding partners to which we have sold products for their own demonstration purposes. A single organization or customer may represent multiple end customers for separate divisions, segments, or subsidiaries, and the total number of end customers may contract due to mergers, acquisitions, or other consolidation among existing end customers.

Our solutions are primarily sold through channel partners and OEMs and delivered directly to our end customers. Our solutions serve a broad range of workloads, including enterprise applications, databases, virtual desktop infrastructure, unified communications and big data analytics, and we support both virtualized and container-based applications. We have end customers across a broad range of industries, such as automotive, consumer goods, education, energy, financial services, healthcare, manufacturing, media, public sector, retail, technology, and telecommunications. We also sell to service providers, who utilize our enterprise cloud platform to provide a variety of cloud-based services to their customers.

We continue to invest in the growth of our business over the long-run, including the development of our solutions and investing in sales and marketing to capitalize on our market opportunities, while improving our operating cash flow performance by focusing on go-to-market efficiencies. By maintaining this balance, we believe we can sustain profitable growth. As discussed further in the "Factors Affecting Our Performance" section below, as part of our overall efforts to improve our operating cash flow performance, we have proactively taken steps to manage our expenses. As a result, our overall spending on such efforts will fluctuate, and may decline, from quarter to quarter in the near-term.

As initially disclosed in our Quarterly Report on Form 10-Q filed with the SEC on May 24, 2023, the Audit Committee of our Board of Directors completed its investigation into our management's discovery that certain third-party evaluation software was instead used for interoperability testing, validation and customer proofs of concept over a multi-year period. The Audit Committee found no evidence of wrongdoing by current senior management or by any members of the finance, legal, or accounting departments, but found that individual departments within our company procured software licenses without appropriate coordination with other departments and without ensuring that such licenses were sufficient for or consistent with the intended uses of the software, and as a result, evaluation software from two of our third-party providers was used in a non-compliant manner for interoperability testing, validation, customer proofs of concept, training and customer support over a multi-year period. In addition, the Audit Committee concluded that certain employees engaged in intentional misconduct to conceal use of evaluation software with respect to one of our third-party providers in violation of our code of business conduct and ethics and other policies. The Audit Committee proposed certain recommendations that our Board of Directors directed management to implement. Following the completion of the Audit Committee's investigation, we also terminated certain employees who were found to be primarily responsible for the intentional misconduct, and the Audit Committee identified actions of certain other employees that were inconsistent with our code of business conduct and ethics and other policies and referred these matters to management for appropriate action.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

In connection with the investigation, we had identified control deficiencies that, individually or in the aggregate, constitute a material weakness in our internal control over financial reporting. While our management, with the oversight of the Audit Committee, has made significant progress toward remediating this material weakness, our management determined that this material weakness has not yet been fully remediated. For more information about our remediation efforts, refer to Part II, Item 9A of this Annual Report on Form 10-K. This material weakness resulted in an error in the reporting of expenses for software licenses and support for each prior period beginning in August 2014, resulting in an immaterial understatement of operating expenses and accrued expenses and other current liabilities for these prior periods. We have evaluated the materiality of this error and determined that the impact is not material to our previously issued financial statements. We have determined to prospectively correct our previously issued financial statements to reflect the correction of this error rather than record a cumulative out-of-period adjustment for this error in the current period. As a result, we have prospectively corrected our financial statements for the affected periods to reflect the correction of this error. For more information, refer to Note 2 of Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Key Financial and Performance Metrics

We monitor the following key financial and performance metrics:

	As of and for the Fiscal Year Ended July 31,		
	2021	**2022**	**2023**
	(in thousands, except percentages and end customer count)		
Total revenue	$ 1,394,364	$ 1,580,796	$ 1,862,895
Year-over-year percentage increase	6.6%	13.4%	17.8%
Subscription revenue	$ 1,243,621	$ 1,433,773	$ 1,730,848
Total billings	$ 1,521,096	$ 1,708,641	$ 2,005,582
Subscription billings	$ 1,354,155	$ 1,563,560	$ 1,868,943
Annual contract value ("ACV") billings	$ 594,292	$ 756,326	$ 956,810
Annual recurring revenue ("ARR")	$ 878,733	$ 1,202,438	$ 1,561,981
Gross profit	$ 1,102,458	$ 1,259,640	$ 1,530,708
Non-GAAP gross profit	$ 1,147,730	$ 1,311,662	$ 1,575,385
Gross margin	79.1%	79.7%	82.2%
Non-GAAP gross margin	82.3%	83.0%	84.6%
Operating expenses	$ 1,764,569	$ 1,718,492	$ 1,737,858
Non-GAAP operating expenses	$ 1,430,089	$ 1,398,881	$ 1,414,389
Operating loss	$ (662,111)	$ (458,852)	$ (207,150)
Non-GAAP operating (loss) income	$ (282,359)	$ (87,219)	$ 160,996
Operating margin	(47.5)%	(29.0)%	(11.1)%
Non-GAAP operating margin	(20.3)%	(5.5)%	8.6%
Total deferred revenue	$ 1,312,923	$ 1,445,538	$ 1,595,032
Net cash (used in) provided by operating activities	$ (99,810)	$ 67,543	$ 272,403
Free cash flow	$ (158,457)	$ 18,485	$ 206,999
Total end customers [(1)]	20,130	22,600	24,550

(1) The total end customer count reflects standard adjustments/consolidation to certain customer accounts within our system of record and is rounded to the nearest 10.

Disaggregation of Revenue and Billings

The following table depicts the disaggregation of revenue and billings by type, consistent with how we evaluate our financial performance:

	Fiscal Year Ended July 31,		
	2021	**2022**	**2023**
	(in thousands)		
Disaggregation of revenue:			
Subscription revenue	$ 1,243,621	$ 1,433,773	$ 1,730,848
Non-portable software revenue	71,390	49,694	37,382
Hardware revenue	6,259	5,585	2,824
Professional services revenue	73,094	91,744	91,841
Total revenue	$ 1,394,364	$ 1,580,796	$ 1,862,895
Disaggregation of billings:			
Subscription billings	$ 1,354,155	$ 1,563,560	$ 1,868,943
Non-portable software billings	71,390	49,694	37,382
Hardware billings	6,259	5,585	2,824
Professional services billings	89,292	89,802	96,433
Total billings	$ 1,521,096	$ 1,708,641	$ 2,005,582

NUTANIX, INC.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Subscription revenue — Subscription revenue includes any performance obligation which has a defined term and is generated from the sales of software entitlement and support subscriptions, subscription software licenses and cloud-based SaaS offerings.

- Ratable — We recognize revenue from software entitlement and support subscriptions and SaaS offerings ratably over the contractual service period, the substantial majority of which relate to software entitlement and support subscriptions. These offerings represented approximately $639.3 million, $770.4 million and $905.8 million of our subscription revenue for fiscal 2021, 2022 and 2023, respectively.

- Upfront — Revenue from our subscription software licenses is generally recognized upfront upon transfer of control to the customer, which happens when we make the software available to the customer. These subscription software licenses represented approximately $604.3 million, $663.4 million and $825.0 million of our subscription revenue for fiscal 2021, 2022 and 2023, respectively.

Non-portable software revenue — Non-portable software revenue includes sales of our enterprise cloud platform when delivered on a configured-to-order appliance by us or one of our OEM partners. The software licenses associated with these sales are typically non-portable and can be used over the life of the appliance on which the software is delivered. Revenue from our non-portable software products is generally recognized upon transfer of control to the customer.

Hardware revenue — In transactions where the hardware appliance is purchased directly from Nutanix, we consider ourselves to be the principal in the transaction and we record revenue and costs of goods sold on a gross basis. We consider the amount allocated to hardware revenue to be equivalent to the cost of the hardware procured. Hardware revenue is generally recognized upon transfer of control to the customer.

Professional services revenue — We also sell professional services with our products. We recognize revenue related to professional services as they are performed.

Non-GAAP Financial Measures and Key Performance Measures

We regularly monitor total billings, subscription billings, ACV billings, ARR, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP operating income (loss), non-GAAP operating margin, free cash flow, and total end customers, which are non-GAAP financial measures and key performance measures, to help us evaluate our growth and operational efficiencies, measure our performance, identify trends in our sales activity and establish our budgets. We evaluate these measures because they:

- are used by management and the Board of Directors to understand and evaluate our performance and trends, as well as to provide a useful measure for period-to-period comparisons of our core business, particularly as we operate a subscription-based business model;

- are widely used as a measure of financial performance to understand and evaluate companies in our industry; and

- are used by management to prepare and approve our annual budget and to develop short-term and long-term operational and compensation plans, as well as to assess our actual performance against our goals.

NUTANIX, INC.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Total billings is a performance measure which we believe provides useful information to our management and investors, as it represents the dollar value under binding purchase orders received and billed during a given period. Subscription billings is a performance measure that we believe provides useful information to our management and investors as it allows us to better track the growth of the subscription-based portion of our business, which is a critical part of our business plan. ACV billings is a performance measure that we believe provides useful information to our management and investors as they allow us to better track the topline growth of our business during our transition to a subscription-based business model because it takes into account variability in term lengths. ARR is a performance measure that we believe provides useful information to our management and investors as it allows us to better track the topline growth of our subscription business because it only includes non-life-of-device contracts and takes into account variability in term lengths. Non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP operating income (loss), and non-GAAP operating margin are performance measures which we believe provide useful information to investors, as they provide meaningful supplemental information regarding our performance and liquidity by excluding certain expenses and expenditures, such as stock-based compensation expense, that may not be indicative of our ongoing core business operating results. Free cash flow is a performance measure that we believe provides useful information to management and investors about the amount of cash used in or generated by the business after necessary capital expenditures. We use these non-GAAP financial and key performance measures for financial and operational decision-making and as a means to evaluate period-to-period comparisons.

Total billings, subscription billings, ACV billings, ARR, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP operating income (loss), non-GAAP operating margin, and free cash flow have limitations as analytical tools and they should not be considered in isolation or as substitutes for analysis of our results as reported under generally accepted accounting principles ("GAAP") in the United States. Total billings, subscription billings, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP operating income (loss), non-GAAP operating margin, and free cash flow are not substitutes for total revenue, subscription revenue, gross profit, gross margin, operating expenses, operating loss, operating margin, or net cash provided by (used in) operating activities, respectively. There is no GAAP measure that is comparable to ACV billings or ARR, so we have not reconciled either ACV billings or ARR numbers included in this Annual Report on Form 10-K to any GAAP measure. In addition, other companies, including companies in our industry, may calculate non-GAAP financial measures and key performance measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures and key performance measures as tools for comparison. We urge you to review the reconciliation of our non-GAAP financial measures and key performance measures to the most directly comparable GAAP financial measures included below and not to rely on any single financial measure to evaluate our business.

We calculate our non-GAAP financial and key performance measures as follows:

Total billings — We calculate total billings by adding the change in deferred revenue and the change in unbilled accounts receivable between the start and end of the period to total revenue recognized in the same period.

Subscription billings — We calculate subscription billings by adding the change in subscription deferred revenue between the start and end of the period to subscription revenue recognized in the same period.

ACV billings — We calculate ACV billings as the sum of the ACV for all contracts billed during the period. *ACV* is defined as the total annualized value of a contract, excluding amounts related to professional services and hardware. We calculate the total annualized value for a contract by dividing the total value of the contract by the number of years in the term of such contract, using, where applicable, an assumed term of five years for contracts that do not have a specified term.

ARR — We calculate ARR as the sum of ACV for all non-life-of-device contracts in effect as of the end of a specific period. For the purposes of this calculation, we assume that the contract term begins on the date a contract is booked, unless the terms of such contract prevent us from fulfilling our obligations until a later period, and irrespective of the periods in which we would recognize revenue for such contract.

Non-GAAP gross profit and Non-GAAP gross margin — We calculate non-GAAP gross margin as non-GAAP gross profit divided by total revenue. We define non-GAAP gross profit as gross profit adjusted to exclude stock-based compensation expense, amortization of acquired intangible assets, restructuring charges, impairment of lease-related assets, and costs associated with other non-recurring transactions. Our presentation of non-GAAP gross profit and non-GAAP gross margin should not be construed as implying that our future results will not be affected by any recurring expenses or any unusual or non-recurring items that we exclude from our calculation of these non-GAAP financial measures.

Non-GAAP operating expenses — We define non-GAAP operating expenses as total operating expenses adjusted to exclude stock-based compensation expense, amortization of acquired intangible assets, restructuring charges, impairment of lease-related assets, litigation settlement accruals and legal fees related to certain litigation matters, and costs associated with other non-recurring transactions. Our presentation of non-GAAP operating expenses should not be construed as implying that our future results will not be affected by any recurring expenses or any unusual or non-recurring items that we exclude from our calculation of this non-GAAP financial measure.

Non-GAAP operating income (loss) and Non-GAAP operating margin — We calculate non-GAAP operating margin as non-GAAP operating income (loss) divided by total revenue. We define non-GAAP operating income (loss) as operating loss adjusted to exclude stock-based compensation expense, amortization of acquired intangible assets, restructuring charges, impairment of lease-related assets, litigation settlement accruals and legal fees related to certain litigation matters, and costs associated with other non-recurring transactions. Our presentation of non-GAAP operating income (loss) and non-GAAP operating margin should not be construed as implying that our future results will not be affected by any recurring expenses or any unusual or non-recurring items that we exclude from our calculation of these non-GAAP financial measures.

Free cash flow — We calculate free cash flow as net cash provided by (used in) operating activities less purchases of property and equipment, which measures our ability to generate cash from our business operations after our capital expenditures.

Total end customers — We define the number of end customers as the number of end customers for which we have received an order by the last day of the period, excluding partners to which we have sold products for their own demonstration purposes. A single organization or customer may represent multiple end customers for separate divisions, segments, or subsidiaries, and the total number of end customers may contract due to mergers, acquisitions, or other consolidation among existing end customers.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

The following table presents a reconciliation of total billings, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP operating income (loss), non-GAAP operating margin, and free cash flow to the most directly comparable GAAP financial measures, for each of the periods indicated:

	Fiscal Year Ended July 31,					
		2021		2022		2023
		(in thousands, except percentages)				
Total revenue	$	1,394,364	$	1,580,796	$	1,862,895
Change in deferred revenue		126,732		127,845		142,687
Total billings (non-GAAP)	$	1,521,096	$	1,708,641	$	2,005,582
Gross profit	$	1,102,458	$	1,259,640	$	1,530,708
Stock-based compensation		30,483		38,225		34,577
Amortization of intangible assets		14,776		13,579		9,870
Restructuring charges		—		218		230
Impairment of lease-related assets		13		—		—
Non-GAAP gross profit	$	1,147,730	$	1,311,662	$	1,575,385
Gross margin		79.1%		79.7%		82.2%
Stock-based compensation		2.2%		2.4%		1.9%
Amortization of intangible assets		1.0%		0.9%		0.5%
Restructuring charges		—		—		—
Impairment of lease-related assets		—		—		—
Non-GAAP gross margin		82.3%		83.0%		84.6%
Operating expenses	$	1,764,569	$	1,718,492	$	1,737,858
Stock-based compensation		(328,062)		(305,021)		(277,168)
Amortization of intangible assets		(2,604)		(2,604)		(827)
Restructuring charges		—		(10,957)		(5,073)
Impairment / early exit of lease-related assets		(1,407)		(597)		(1,726)
Litigation settlement accrual and legal fees		(2,407)		(432)		(38,675)
Non-GAAP operating expenses	$	1,430,089	$	1,398,881	$	1,414,389
Loss from operations	$	(662,111)	$	(458,852)	$	(207,150)
Stock-based compensation		358,545		343,246		311,745
Amortization of intangible assets		17,380		16,183		10,697
Restructuring charges		—		11,175		5,303
Impairment / early exit of lease-related assets		1,420		597		1,726
Litigation settlement accrual and legal fees		2,407		432		38,675
Non-GAAP (loss) income from operations	$	(282,359)	$	(87,219)	$	160,996
Operating margin		(47.5)%		(29.0)%		(11.1)%
Stock-based compensation		25.7%		21.8%		16.6%
Amortization of intangible assets		1.2%		1.0%		0.6%
Restructuring charges		—		0.7%		0.3%
Impairment / early exit of lease-related assets		0.1%		—		0.1%
Litigation settlement accrual and legal fees		0.2%		—		2.1%
Non-GAAP operating margin		(20.3)%		(5.5)%		8.6%
Net cash (used in) provided by operating activities	$	(99,810)	$	67,543	$	272,403
Purchases of property and equipment		(58,647)		(49,058)		(65,404)
Free cash flow (non-GAAP)	$	(158,457)	$	18,485	$	206,999

The following table presents a reconciliation of subscription billings and professional services billings to the most directly comparable GAAP financial measures, for each of the periods indicated:

	Fiscal Year Ended July 31,		
	2021	**2022**	**2023**
	(in thousands)		
Subscription revenue	$ 1,243,621	$ 1,433,773	$ 1,730,848
Change in subscription deferred revenue	110,534	129,787	138,095
Subscription billings	$ 1,354,155	$ 1,563,560	$ 1,868,943
Professional services revenue	$ 73,094	$ 91,744	$ 91,841
Change in professional services deferred revenue	16,198	(1,942)	4,592
Professional services billings	$ 89,292	$ 89,802	$ 96,433

Factors Affecting Our Performance

We believe that our future success will depend on many factors, including those described below. While these areas present significant opportunity, they also present risks that we must manage to achieve successful results. See the section titled "Risk Factors" for details. If we are unable to address these challenges, our business and operating results could be materially and adversely affected.

Investment in Profitable Growth

We continue to invest in our growth over the long-run, while improving our operating cash flow performance by focusing on go-to-market efficiencies. By maintaining this balance, we believe we can sustain profitable growth.

Investment in Sales and Marketing – Our ability to achieve billings and revenue growth depends, in large part, on our ability to capitalize on our market opportunity, including our ability to recruit, train and retain sufficient numbers of ramped sales personnel to support our growth. As part of our investment in our growth over the long-run, we plan to invest in sales and marketing, including investing in our sales and marketing teams and continuing our focus on opportunities with major accounts, large deals, and commercial accounts, as well as other sales and marketing initiatives to increase our pipeline growth. In recent years, we have also seen higher-than-normal attrition among our sales representatives, and while we are actively recruiting additional sales representatives, it will take time to replace, train, and ramp them to full productivity. As a result, our overall sales and marketing expense may fluctuate, and may decline, in the near term. We estimate, based on past experience, that our average sales team members typically become fully ramped up around the start of their fourth quarter of employment with us, and as our newer employees ramp up, we expect their increased productivity to contribute to our revenue growth. As of July 31, 2023, we considered approximately 80% of our global sales team members to be fully ramped, while the remaining approximately 20% of our global sales team members are in the process of ramping up. As we continue to focus some of our newer and existing sales team members on major accounts and large deals, and as we continue our transition toward a subscription-based business model, it may take longer, potentially significantly, for these sales team members to become fully productive, and there may also be an impact to the overall productivity of our sales team. As part of our overall efforts to improve our free cash flow performance, we have also proactively taken steps to increase our go-to-market productivity and over time, we intend to reduce our overall sales and marketing spend as a percentage of revenue. These measures include improving the efficiency of our demand generation spend, focusing on lower cost renewals, increasing leverage of our channel partners, and optimizing headcount in geographies based on market opportunities.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Investment in Research and Development and Engineering – We also intend, in the long term, to grow our global research and development and engineering teams to enhance our solutions, including our newer subscription-based products, improve integration with new and existing ecosystem partners and broaden the range of technologies and features available through our platform.

We believe that these investments will contribute to our long-term growth, although they may adversely affect our profitability in the near term.

Subscription-Based Business Model

Starting in fiscal 2019, as a result of our transition toward a subscription-based business model, more of our customers began purchasing separately sold subscription term-based licenses that could be deployed on a variety of hardware platforms. Shifts in the mix of whether our solutions are sold on a subscription basis have and could continue to result in fluctuations in our billings and revenue. Subscription sales consist of subscription term-based licenses and offerings with ongoing performance obligations, including software entitlement and support subscriptions and cloud-based SaaS offerings. Since revenue is recognized as performance obligations are delivered, sales with ongoing performance obligations may reflect lower revenue in a given period. In addition, other factors relating to our shift to selling more subscription term-based licenses have impacted our billings, revenue and cash flow. For example, our term-based licenses generally have an average term of approximately three years and thus result in lower billings and revenue in a given period when compared to our historical life-of-device license sales, which have a duration equal to the life of the associated appliance based on an estimate of approximately five years. In addition, starting in fiscal 2021, we began compensating our sales force based on ACV instead of total contract value, and the shift to an ACV-based sales compensation plan incentivizes sales representatives to maximize ACV and minimize discounts, which may further compress the average term of our subscription term-based licenses. Furthermore, our customers may decide to purchase our software solutions on shorter subscription terms than they have historically, and/or request to only pay for the initial year of a multi-year subscription term upfront, which could negatively impact our billings, revenue and cash flow in a given period when compared to historical life-of-device or multiple-year term-based license sales.

Revenue for our solutions, whether or not sold as a subscription term-based license, is generally recognized upon transfer of control to the customer. For additional information on revenue recognition, see Note 3 of Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K and "Critical Accounting Estimates" later in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" section.

Market Adoption of Our Products

The public cloud and, more recently, hybrid cloud paradigms, have changed IT buyer expectations about the simplicity, agility, scalability, portability and pay-as-you-grow economics of IT resources, which represent a major architectural shift and business model evolution. A key focus of our sales and marketing efforts is creating market awareness about the benefits of our enterprise cloud platform. This includes our newer products outside of our core hyperconverged infrastructure offering, both as compared to traditional datacenter architectures as well as the public cloud, particularly as we continue to pursue large enterprises and mission critical workloads. The broad nature of the technology shift that our enterprise cloud platform represents and the relationships our end customers have with existing IT vendors sometimes lead to unpredictable sales cycles. We hope to compress and stabilize these sales cycles as market adoption increases, as we gain leverage with our channel partners, as we continue to educate the market about our subscription-based business model and as our sales and marketing efforts evolve. Our business and operating results will be significantly affected by the degree to and speed with which organizations adopt our enterprise cloud platform.

Leveraging Partners

We plan to continue to leverage our relationships with our channel and OEM partners and expand our network of cloud and ecosystem partners, all of which help to drive the adoption and sale of our solutions with our end customers. We sell our solutions primarily through our partners, and our solutions primarily run on hardware appliances which are purchased from our channel or OEM partners. We believe that increasing channel leverage, particularly as we expand our focus on opportunities in commercial accounts, by investing in sales enablement and co-marketing with our channel and OEM partners in the long term will extend and improve our engagement with a broad set of end customers. Our reliance on manufacturers, including our channel and OEM partners, to produce the hardware appliances on which our software runs exposes us to supply chain delays, which impair our ability to provide services to end customers in a timely manner. Our business and results of operations will be significantly affected by our success in leveraging our relationships with our channel and OEM partners and expanding our network of cloud and ecosystem partners.

Customer Retention and Expansion

Our end customers typically deploy our technology for a specific workload initially. After a new end customer's initial order, which includes the product and associated software entitlement and support subscription and services, we focus on expanding our footprint by serving more workloads. We also generate recurring revenue from our software entitlement and support subscription renewals, and given our transition to a subscription-focused business model, software and support renewals will have an increasing significance for our future revenue streams as existing subscriptions come up for renewal. We view continued purchases and upgrades as critical drivers of our success, as the sales cycles are typically shorter as compared to new end customer deployments, and selling efforts are typically less. As of July 31, 2023, approximately 74% of our end customers who have been with us for 18 months or longer have made a repeat purchase, which is defined as any purchase activity, including renewals of term-based licenses or software entitlement and support subscription renewals, after the initial purchase. Additionally, end customers who have been with us for 18 months or longer have total lifetime orders, including the initial order, in an amount that is more than 7.8x greater, on average, than their initial order. This number increases to approximately 25.8x, on average, for Global 2000 end customers who have been with us for 18 months or longer as of July 31, 2023. These multiples exclude the effect of one end customer who had a very large and irregular purchase pattern that we believe is not representative of the purchase patterns of all of our other end customers.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Our business and operating results will depend on our ability to retain and sell additional solutions to our existing and future base of end customers. Our ability to obtain new and retain existing customers will in turn depend in part on a number of factors. These factors include our ability to effectively maintain existing and future customer relationships, continue to innovate by adding new functionality and improving usability of our solutions in a manner that addresses our end customers' needs and requirements, and optimally price our solutions in light of marketplace conditions, competition, our costs and customer demand. Furthermore, our transition to a subscription-based business model and product transitions may cause concerns among our customer base, including concerns regarding changes to pricing over time, and may also result in confusion among new and existing end customers, for example, regarding our pricing models. Such concerns and/or confusion can slow adoption and renewal rates among our current and future customer base.

Components of Our Results of Operations

Revenue

We generate revenue primarily from the sale of our enterprise cloud platform, which can be deployed on a variety of qualified hardware platforms or, in the case of our cloud-based SaaS offerings, via hosted service or delivered pre-installed on an appliance that is configured to order. Non-portable software licenses are delivered or sold alongside configured-to-order appliances and can be used over the life of the associated appliance.

Our subscription term-based licenses are sold separately, or can be sold alongside configured-to-order appliances. Our subscription term-based licenses typically have a term of one to five years. Our cloud-based SaaS subscriptions have terms extending up to five years.

Configured-to-order appliances, including our Nutanix-branded NX hardware line, can be purchased from one of our channel partners, OEMs or, in limited cases, directly from Nutanix. Our enterprise cloud platform typically includes one or more years of support and entitlements, which provides customers with the right to software upgrades and enhancements as well as technical support. Our platform is primarily sold through channel partners and OEMs. Revenue is recognized net of sales tax and withholding tax.

Product revenue — Product revenue consists of software and hardware revenue. A majority of our product revenue is generated from the sale of our enterprise cloud operating system. We also sell renewals of previously purchased software licenses and SaaS offerings. Revenue from our software products is generally recognized upon transfer of control to the customer, which is typically upon shipment for sales including a hardware appliance, upon making the software available to the customer when not sold with an appliance or as services are performed with SaaS offerings. In transactions where the hardware appliance is purchased directly from Nutanix, we consider ourselves to be the principal in the transaction and we record revenue and costs of goods sold on a gross basis. We consider the amount allocated to hardware revenue to be equivalent to the cost of the hardware procured. Hardware revenue is generally recognized upon transfer of control to the customer.

Support, entitlements and other services revenue — We generate our support, entitlements and other services revenue primarily from software entitlement and support subscriptions, which include the right to software upgrades and enhancements as well as technical support. The majority of our product sales are sold in conjunction with software entitlement and support subscriptions, with terms ranging from one to five years. Occasionally, we also sell professional services with our products. We recognize revenue from software entitlement and support contracts ratably over the contractual service period, which typically commences upon transfer of control of the corresponding products to the customer. We recognize revenue related to professional services as they are performed.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Cost of Revenue

Cost of product revenue — Cost of product revenue consists of costs paid to third-party OEM partners, hardware costs, personnel costs associated with our operations function, consisting of salaries, benefits, bonuses and stock-based compensation, cloud-based costs associated with our SaaS offerings, and allocated costs, consisting of certain facilities, depreciation and amortization, recruiting and information technology costs allocated based on headcount.

Cost of support, entitlements and other services revenue — Cost of support, entitlements and other services revenue includes personnel and operating costs associated with our global customer support organization, as well as allocated costs. We expect our cost of support, entitlements and other services revenue to increase in absolute dollars as our support, entitlements and other services revenue increases.

Operating Expenses

Our operating expenses consist of sales and marketing, research and development and general and administrative expenses. The largest component of our operating expenses is personnel costs. Personnel costs consist of wages, benefits, bonuses and, with respect to sales and marketing expenses, sales commissions.

Sales and marketing — Sales and marketing expense consists primarily of personnel costs. Sales and marketing expense also includes sales commissions, costs for promotional activities and other marketing costs, travel costs and costs associated with demonstration units, including depreciation and allocated costs. Commissions are deferred and recognized as we recognize the associated revenue. We expect sales and marketing expense to continue, in the long term, to increase in absolute dollars as part of our long-term plans to invest in our growth. However, as part of our overall efforts to improve our operating cash flow performance, we have also proactively taken steps to increase our go-to-market productivity and over time, we intend to reduce our overall sales and marketing spend as a percentage of revenue. For example, in August 2022, we announced a plan to reduce our global headcount by approximately 4%, primarily in sales and marketing, as part of our efforts to drive toward profitable growth. In recent years, we have also seen higher-than-normal attrition among our sales representatives, and while we are actively recruiting additional sales representatives, it will take time to replace, train, and ramp them to full productivity. As a result, our sales and marketing expense will fluctuate, and may decline, in the near-term.

Research and development — Research and development ("R&D") expense consists primarily of personnel costs, as well as other direct and allocated costs. We have devoted our product development efforts primarily to enhancing the functionality and expanding the capabilities of our solutions. R&D costs are expensed as incurred, unless they meet the criteria for capitalization. We expect R&D expense, in the long term, to increase in absolute dollars as part of our long-term plans to invest in our future products and services, including our newer subscription-based products, although R&D expense may fluctuate as a percentage of total revenue and, on an absolute basis, from quarter to quarter.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

General and administrative — General and administrative ("G&A") expense consists primarily of personnel costs, which include our executive, finance, human resources and legal organizations. G&A expense also includes outside professional services, which consists primarily of legal, accounting and other consulting costs, as well as insurance and other costs associated with being a public company and allocated costs. We expect G&A expense, in the long term, to increase in absolute dollars, particularly due to additional legal, accounting, insurance and other costs associated with our growth, although G&A expense may fluctuate as a percentage of total revenue and, on an absolute basis, from quarter to quarter.

Other Income (Expense), Net

Other income (expense), net consists primarily of interest income and expense, which includes the amortization of the debt discount and debt issuance costs associated with our previously outstanding 0% convertible senior notes due 2023 (the "2023 Notes"), our 2.50% convertible senior notes due 2026 (the "2026 Notes") and our 0.25% convertible senior notes due 2027 (the "2027 Notes"), changes in the fair value of the derivative liability associated with the 2026 Notes, non-cash interest expense on the 2026 Notes, the amortization of the debt discount on the 2026 Notes, interest expense on the 2027 Notes, debt extinguishment costs, interest income related to our short-term investments, and foreign currency exchange gains or losses.

Provision for Income Taxes

Provision for income taxes consists primarily of income taxes for certain foreign jurisdictions in which we conduct business and state income taxes in the United States. We have recorded a full valuation allowance related to our federal and state net operating losses and other net deferred tax assets and a partial valuation allowance related to certain foreign net operating losses due to the uncertainty of the ultimate realization of the future benefits of those assets.

Results of Operations

The following tables set forth our consolidated results of operations in dollars and as a percentage of total revenue for the fiscal years presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Fiscal Year Ended July 31,		
	2021	**2022**	**2023**
	(in thousands)		
Revenue:			
Product	$ 705,804	$ 757,623	$ 912,114
Support, entitlements and other services	688,560	823,173	950,781
Total revenue	1,394,364	1,580,796	1,862,895
Cost of revenue:			
Product [1][2]	55,287	55,602	51,107
Support, entitlements and other services [1]	236,619	265,554	281,080
Total cost of revenue	291,906	321,156	332,187
Gross profit	1,102,458	1,259,640	1,530,708
Operating expenses:			
Sales and marketing [1][2]	1,052,779	979,075	924,696
Research and development [1]	558,008	572,999	580,961
General and administrative [1]	153,782	166,418	232,201
Total operating expenses	1,764,569	1,718,492	1,737,858
Loss from operations	(662,111)	(458,852)	(207,150)
Other expense, net	(354,991)	(320,830)	(26,435)
Loss before provision for income taxes	(1,017,102)	(779,682)	(233,585)
Provision for income taxes	18,487	19,264	20,975
Net loss	$ (1,035,589)	$ (798,946)	$ (254,560)
[1] Includes stock-based compensation expense as follows:			
Product cost of revenue	$ 6,023	$ 7,379	$ 7,966
Support, entitlements and other services cost of revenue	24,460	30,846	26,611
Sales and marketing	122,815	104,592	82,758
Research and development	150,856	143,759	139,073
General and administrative	54,391	56,670	55,337
Total stock-based compensation expense	$ 358,545	$ 343,246	$ 311,745
[2] Includes amortization of intangible assets as follows:			
Product cost of revenue	$ 14,776	$ 13,579	$ 9,870
Sales and marketing	2,604	2,604	827
Total amortization of intangible assets	$ 17,380	$ 16,183	$ 10,697

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

	Fiscal Year Ended July 31,		
	2021	**2022**	**2023**
	(as a percentage of total revenue)		
Revenue:			
Product	50.6%	47.9%	49.0%
Support, entitlements and other services	49.4%	52.1%	51.0%
Total revenue	100.0%	100.0%	100.0%
Cost of revenue:			
Product	3.9%	3.5%	2.7%
Support, entitlements and other services	17.0%	16.8%	15.1%
Total cost of revenue	20.9%	20.3%	17.8%
Gross profit	79.1%	79.7%	82.2%
Operating expenses:			
Sales and marketing	75.5%	61.9%	49.6%
Research and development	40.0%	36.2%	31.2%
General and administrative	11.0%	10.5%	12.5%
Total operating expenses	126.5%	108.6%	93.3%
Loss from operations	(47.4)%	(28.9)%	(11.1)%
Other expense, net	(25.5)%	(20.3)%	(1.4)%
Loss before provision for income taxes	(72.9)%	(49.2)%	(12.5)%
Provision for income taxes	1.3%	1.2%	1.1%
Net loss	(74.2)%	(50.4)%	(13.6)%

Comparison of the Fiscal Years Ended July 31, 2021, 2022 and 2023

Revenue

	Fiscal Year Ended July 31,		Change		Fiscal Year Ended July 31,		Change	
	2021	2022	$	%	2022	2023	$	%
	(in thousands, except percentages)							
Product	$ 705,804	$ 757,623	$ 51,819	7%	$ 757,623	$ 912,114	$ 154,491	20%
Support, entitlements and other services	688,560	823,173	134,613	20%	823,173	950,781	127,608	16%
Total revenue	$ 1,394,364	$ 1,580,796	$ 186,432	13%	$ 1,580,796	$ 1,862,895	$ 282,099	18%

	Fiscal Year Ended July 31,		Change		Fiscal Year Ended July 31,		Change	
	2021	2022	$	%	2022	2023	$	%
	(in thousands, except percentages)							
U.S.	$ 758,128	$ 887,141	$ 129,013	17%	$ 887,141	$ 1,039,294	$ 152,153	17%
Europe, the Middle East and Africa	320,837	374,186	53,349	17%	374,186	471,367	97,181	26%
Asia Pacific	260,637	274,373	13,736	5%	274,373	309,138	34,765	13%
Other Americas	54,762	45,096	(9,666)	(18)%	45,096	43,096	(2,000)	(4)%
Total revenue	$ 1,394,364	$ 1,580,796	$ 186,432	13%	$ 1,580,796	$ 1,862,895	$ 282,099	18%

Product revenue increased year-over-year for both fiscal 2022 and fiscal 2023 due primarily to increases in software revenue resulting from growth in software renewals due to our transition to selling subscription term-based licenses and an increased adoption of our products, partially offset by the impact of the shorter average contract terms resulting from this transition. The total average contract term was approximately 3.4 years, 3.2 years and 3.0 years for fiscal 2021, 2022 and 2023, respectively. Total average contract term represents the dollar-weighted term across all subscription and life-of-device contracts billed during the period, using an assumed term of five years for licenses without a specified term, such as life-of-device licenses.

Support, entitlements and other services revenue increased year-over-year for both fiscal 2022 and fiscal 2023 in conjunction with the growth of our end customer base and the related software entitlement and support subscription contracts and renewals.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Cost of Revenue and Gross Margin

	Fiscal Year Ended July 31,		Change		Fiscal Year Ended July 31,		Change	
	2021	**2022**	**$**	**%**	**2022**	**2023**	**$**	**%**
	(in thousands, except percentages)							
Cost of product revenue	$ 55,287	$ 55,602	$ 315	1%	$ 55,602	$ 51,107	$ (4,495)	(8)%
Product gross margin	*92.2%*	*92.7%*			*92.7%*	*94.4%*		
Cost of support, entitlements and other services revenue	$ 236,619	$ 265,554	$ 28,935	12%	$ 265,554	$ 281,080	$ 15,526	6%
Support, entitlements and other services gross margin	*65.6%*	*67.7%*			*67.7%*	*70.4%*		
Total gross margin	*79.1%*	*79.7%*			*79.7%*	*82.2%*		

Cost of product revenue

Cost of product revenue remained relatively flat year-over-year for fiscal 2022 due primarily to the fact that hardware revenue was also relatively flat. Cost of product revenue decreased year-over-year for fiscal 2023 due primarily to corresponding decreases in hardware revenue. Slight fluctuations in hardware revenue and cost of product revenue are anticipated, as we expect to continue selling small amounts of hardware for the foreseeable future.

Product gross margin increased by 0.5 percentage points, from 92.2% in fiscal 2021 to 92.7% in fiscal 2022, and by 1.7 percentage points, to 94.4% in fiscal 2023, due primarily to the higher mix of software revenue, as we continued to focus on more software-only transactions, which have a higher margin as compared to hardware sales.

Cost of support, entitlements and other services revenue

Cost of support, entitlements and other services revenue increased year-over-year for both fiscal 2022 and fiscal 2023 due primarily to higher personnel-related costs, resulting from growth in our global customer support organization.

Support, entitlements and other services gross margin increased by 2.1 percentage points, from 65.6% in fiscal 2021 to 67.7% in fiscal 2022, and by 2.7 percentage points to 70.4% in fiscal 2023, due primarily to support, entitlements and other services revenue growing at a higher rate than personnel-related costs.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Operating Expenses

Sales and marketing

	Fiscal Year Ended July 31,		Change		Fiscal Year Ended July 31,		Change	
	2021	2022	$	%	2022	2023	$	%
	(in thousands, except percentages)							
Sales and marketing	$ 1,052,779	$ 979,075	$ (73,704)	(7)%	$ 979,075	$ 924,696	$ (54,379)	(6)%
Percent of total revenue	*75.5%*	*61.9%*			*61.9%*	*49.6%*		

Sales and marketing expense decreased year-over-year for fiscal 2022 due primarily to lower marketing costs resulting from decreased spending and increased efficiencies, as well as lower personnel-related costs, driven by the 2% decrease in sales and marketing headcount from July 31, 2021 to July 31, 2022. The overall decrease in sales and marketing expense was partially offset by severance and other termination benefit costs accrued in August 2022 related to the reduction in force announced in the first quarter of fiscal 2023, savings in the prior year period due to the company-wide furlough week during the first quarter of fiscal 2021, and an increase in commissions expense as a result of the increase in revenue.

Sales and marketing expense decreased year-over-year for fiscal 2023 due primarily to lower personnel-related costs, driven by the 8% decrease in sales and marketing headcount from July 31, 2022 to July 31, 2023, as well as lower marketing costs. The overall decrease in sales and marketing expense was partially offset by higher travel and event-related costs, as meetings and events continue to transition from virtual to in-person.

Research and development

	Fiscal Year Ended July 31,		Change		Fiscal Year Ended July 31,		Change	
	2021	2022	$	%	2022	2023	$	%
	(in thousands, except percentages)							
Research and development	$ 558,008	$ 572,999	$ 14,991	3%	$ 572,999	$ 580,961	$ 7,962	1%
Percent of total revenue	*40.0%*	*36.2%*			*36.2%*	*31.2%*		

Research and development expense increased year-over-year for both fiscal 2022 and fiscal 2023 due primarily to higher personnel-related costs resulting from growth in our R&D headcount, which grew 13% from July 31, 2021 to July 31, 2022 and 6% from July 31, 2022 to July 31, 2023, partially offset by lower stock-based compensation expense resulting from terminations during the period and lower technical costs.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

General and administrative

	Fiscal Year Ended July 31,		Change		Fiscal Year Ended July 31,		Change	
	2021	2022	$	%	2022	2023	$	%
	(in thousands, except percentages)							
General and administrative	$ 153,782	$ 166,418	$ 12,636	8%	$ 166,418	$ 232,201	$ 65,783	40%
Percent of total revenue	11.0%	10.5%			10.5%	12.5%		

General and administrative expense increased year-over-year for fiscal 2022 due primarily to an increase in personnel-related costs resulting from growth in our G&A headcount, which grew 17% from July 31, 2021 to July 31, 2022.

General and administrative expense increased year-over-year for fiscal 2023 due primarily to charges of $71.0 million for the proposed settlement of the securities class actions, partially offset by $39.9 million for amounts recoverable under our applicable insurance policies, as well as costs incurred related to the recently completed Audit Committee investigation. The increase in G&A expense was also due to an increase in personnel-related costs resulting from growth in our G&A headcount, which grew 13% from July 31, 2022 to July 31, 2023. For additional information regarding the securities class actions, refer to Note 8 of Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Other Expense, Net

	Fiscal Year Ended July 31,		Change		Fiscal Year Ended July 31,		Change	
	2021	2022	$	%	2022	2023	$	%
	(in thousands, except percentages)							
Interest income, net	$ 4,067	$ 4,765	$ (698)	(17)%	$ 4,765	$ 38,427	$ (33,662)	(706)%
Change in fair value of derivative liability	(269,265)	(198,038)	(71,227)	(26)%	(198,038)	—	(198,038)	(100)%
Amortization of debt discount and issuance costs and interest expense	(79,932)	(60,734)	(19,198)	(24)%	(60,734)	(64,113)	3,379	6%
Debt extinguishment costs	—	(64,911)	64,911	100%	(64,911)	—	(64,911)	(100)%
Other	(9,861)	(1,912)	(7,949)	(81)%	(1,912)	(749)	(1,163)	(61)%
Other expense, net	$(354,991)	$ (320,830)	$ (34,161)	(10)%	$(320,830)	$ (26,435)	$(294,395)	(92)%

The decrease in other expense, net for fiscal 2022 was due primarily to the change in the fair value of the derivative liability related to the 2026 Notes, which was reclassified to equity during the first quarter of fiscal 2022, partially offset by the debt extinguishment costs resulting from the exchange of $416.5 million in aggregate principal amount of the 2023 Notes for $477.3 million in aggregate principal amount of the 2027 Notes.

The decrease in other expense, net for fiscal 2023 was due primarily to the fair value of the derivative liability related to the 2026 Notes, which was reclassified to equity during the first quarter of fiscal 2022, the debt extinguishment costs resulting from the exchange of $416.5 million in aggregate principal amount of the 2023 Notes for $477.3 million in aggregate principal amount of the 2027 Notes, the $11.0 million gain on our divestiture of Frame Desktop-as-a-Service ("Frame"), and an increase in interest income on our investments.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Provision for Income Taxes

	Fiscal Year Ended July 31,		Change		Fiscal Year Ended July 31,		Change	
	2021	2022	$	%	2022	2023	$	%
	(in thousands, except percentages)							
Provision for income taxes	$ 18,487	$ 19,264	$ 777	4%	$ 19,264	$ 20,975	$ 1,711	9%

The year-over-year increase in the provision for income taxes in fiscal 2022 and fiscal 2023 was due primarily to higher foreign taxes as a result of higher taxable earnings in foreign jurisdictions, as we continued to grow our business internationally. We continue to maintain a full valuation allowance on our U.S. federal and state deferred tax assets and a partial valuation allowance related to certain foreign net operating losses.

Liquidity and Capital Resources

Our principal sources of liquidity were cash, cash equivalents, and marketable securities and net accounts receivable. As of July 31, 2023, we had $512.9 million of cash and cash equivalents, $2.8 million of restricted cash and $924.5 million of short-term investments, which were held for general corporate purposes. Our cash, cash equivalents and short-term investments primarily consist of bank deposits, money market accounts and highly rated debt instruments of the U.S. government and its agencies and debt instruments of highly rated corporations. As of July 31, 2023, we had accounts receivable of $157.3 million, net of allowances of $0.7 million.

In January 2018, we issued convertible senior notes with a 0% interest rate for an aggregate principal amount of $575.0 million. In September 2021, we entered into privately negotiated exchange and note repurchase transactions, after which $145.7 million in aggregate principal amount of 2023 Notes remained outstanding. In January 2023, we settled the 2023 Notes in full at maturity with a cash payment of $145.7 million. For additional information, see Note 6 of Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

In September 2020, we issued $750.0 million in aggregate principal amount of 2.50% convertible senior notes due 2026 to BCPE Nucleon (DE) SPV, LP, an entity affiliated with Bain Capital, LP. For additional information, see Note 6 of Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

In September 2021, we issued convertible senior notes with a 0.25% interest rate for an aggregate principal amount of $575.0 million due 2027, of which $477.3 million in principal amount was issued in exchange for approximately $416.5 million principal amount of the 2023 Notes and the remaining $97.7 million in principal amount was issued for cash. There are no required principal payments on the 2027 Notes prior to their maturity. For additional information, see Note 6 of Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Due to investments in our business as well as the potential cash flow impacts resulting from our transition to a subscription-based business model, our operating and free cash flow may continue to fluctuate during the next 12 months. Notwithstanding that fact, we believe that our cash and cash equivalents and short-term investments will be sufficient to meet our anticipated cash needs for working capital, including share repurchases, and capital expenditures for at least the next 12 months. Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced product and service offerings, the continuing market acceptance of our products, our end customers and partners, and the economy, and the timing of and extent to which our customers transition to shorter-term contracts or request to only pay for the initial term of multi-year contracts as a result of our transition to a subscription-based business model.

Capital Return

In August 2023, our Board of Directors authorized the repurchase of up to $350.0 million of our Class A common stock. Repurchases will be funded from available working capital and may be made at management's discretion from time to time. The authorization has no fixed expiration date and does not obligate us to repurchase any specified number or dollar value of shares. The program may be modified, suspended or discontinued at any time. For more information on the share repurchase program, refer to Note 15 of Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Fiscal Year Ended July 31,		
	2021	**2022**	**2023**
	(in thousands)		
Net cash (used in) provided by operating activities	$ (99,810)	$ 67,543	$ 272,403
Net cash used in investing activities	(597,153)	(54,189)	(49,785)
Net cash provided by (used in) financing activities	663,845	103,635	(112,709)
Net (decrease) increase in cash, cash equivalents and restricted cash	$ (33,118)	$ 116,989	$ 109,909

Cash Flows from Operating Activities

Net cash used in operating activities was $99.8 million for fiscal 2021 and net cash provided by operating activities was $67.5 million and $272.4 million for fiscal 2022 and fiscal 2023, respectively, representing improvements of $167.4 million and $204.9 million, respectively, as compared to the respective prior year periods. The increases in cash generated from operating activities for fiscal 2022 and fiscal 2023 were due primarily to decreases in our net loss from operations.

Cash Flows from Investing Activities

Net cash used in investing activities of $597.2 million for fiscal 2021 consisted of $1.4 billion of short-term investment purchases and $58.6 million of purchases of property and equipment, partially offset by $784.2 million of maturities of short-term investments and $70.1 million of sales of short-term investments.

Net cash used in investing activities of $54.2 million for fiscal 2022 consisted of $1.1 billion of short-term investment purchases and $49.1 million of purchases of property and equipment, partially offset by $1.1 billion of maturities of short-term investments and $18.0 million of sales of short-term investments.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Net cash used in investing activities of $49.8 million for fiscal 2023 consisted of $955.3 million of short-term investment purchases and $65.4 million of purchases of property and equipment, partially offset by $965.0 million of maturities of short-term investments and $5.9 million in proceeds from the Frame divestiture.

Cash Flows from Financing Activities

Net cash provided by financing activities of $663.8 million for fiscal 2021 consisted of $723.6 million of proceeds from the is issuance of the 2026 Notes, net of issuance costs, and $65.8 million of proceeds from the sale of shares through employee equity incentive plans, partially offset by $125.1 million of repurchases of our Class A common stock and $0.5 million of payments for finance leases.

Net cash provided by financing activities of $103.6 million for fiscal 2022 consisted of $88.7 million of proceeds from the issuance of the 2027 Notes in the subscription transactions that closed in September 2021, net of issuance costs, $67.8 million of proceeds from the sale of shares through employee equity incentive plans, and $39.9 million of proceeds from the termination of portions of the convertible note hedge transactions previously entered into in connection with the 2023 Notes, partially offset by $58.6 million of repurchases of our Class A common stock, $18.4 million of payments for the termination of portions of the warrant transactions previously entered into in connection with the 2023 Notes, and $14.7 million of debt extinguishment costs.

Net cash used in financing activities of $112.7 million for fiscal 2023 consisted of $145.7 million used to repay the 2023 Notes at maturity, $10.2 million of taxes paid related to the net share settlement of equity awards, and $3.3 million of payments for finance lease obligations, partially offset by $46.5 million of proceeds from the sale of shares through employee equity incentive plans.

NUTANIX, INC.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Material Cash Requirements and Other Obligations

The following table summarizes our material cash requirements and other obligations as of July 31, 2023:

		Payments Due by Period			
	Total	Less than 1 Year	1 Year to 3 Years	3 to 5 Years	More than 5 Years
			(in thousands)		
Principal amount payable on convertible senior notes [1]	$ 1,372,569	$ —	$ —	$1,372,569	$ —
Interest on convertible senior notes [1]	8,292	759	—	7,533	—
Operating leases (undiscounted basis) [2]	119,900	33,830	32,601	28,420	25,049
Other commitments [3]	99,992	88,178	8,995	2,819	—
Guarantees with contract manufacturers	45,288	45,288	—	—	—
Total	$ 1,646,041	$ 168,055	$ 41,596	$1,411,341	$ 25,049

(1) Includes accrued paid-in-kind interest on the 2026 Notes and accrued interest on the 2027 Notes. For additional information regarding our convertible senior notes, refer to Note 6 of Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

(2) For additional information regarding our operating leases, refer to Note 7 of Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

(3) Purchase obligations and other commitments pertaining to our daily business operations.

From time to time, in the normal course of business, we make commitments with our contract manufacturers to ensure them a minimum level of financial consideration for their investment in our joint solutions. These commitments are based on revenue targets or on-hand inventory and non-cancelable purchase orders for non-standard components. We record a charge related to these items when we determine that it is probable a loss will be incurred and we are able to estimate the amount of the loss. Our historical charges have not been material.

As of July 31, 2023, we had accrued liabilities related to uncertain tax positions, which are reflected on our consolidated balance sheet. These accrued liabilities are not reflected in the contractual obligations disclosed in the table above, as it is uncertain if or when such amounts will ultimately be settled. Uncertain tax positions are further discussed in Note 13 of Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the applicable periods. We evaluate our estimates, assumptions and judgments on an ongoing basis. Our estimates, assumptions and judgments are based on historical experience and various other factors that we believe to be reasonable under the circumstances. Different assumptions and judgments would change the estimates used in the preparation of our consolidated financial statements, which, in turn, could change the results from those reported.

The critical accounting estimates, assumptions and judgments that we believe have the most significant impact on our consolidated financial statements are described below.

NUTANIX, INC.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Revenue Recognition

Some of our contracts with customers contain multiple performance obligations. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. For these contracts, we account for individual performance obligations separately if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price ("SSP") basis. For deliverables that we routinely sell separately, such as software entitlement and support subscriptions on our core offerings, we determine SSP by evaluating the standalone sales over the trailing 12 months. For those that are not sold routinely, we determine SSP based on our overall pricing trends and objectives, taking into consideration market conditions and other factors, including the value of our contracts, the products sold and geographic locations.

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative SSP. We determine SSP based on the price at which the performance obligation is sold separately. If the SSP is not observable through past transactions, we estimate the SSP, taking into account available information such as market conditions and internally approved pricing guidelines related to the performance obligations. Refer to Note 1 and Note 3 of Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K for additional information on revenue recognition.

Income Taxes

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. We recognize uncertain tax positions only if it is more likely than not to be sustained based solely on its technical merits as of the reporting date. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes. Judgment is required in assessing the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our consolidated financial statements.

Stock-Based Compensation

We measure and recognize compensation expense for all stock-based awards, including stock options and purchase rights issued to employees under our 2016 Employee Stock Purchase Plan ("2016 ESPP"), based on the estimated fair value of the awards on the grant date. We use the Black-Scholes-Merton ("Black-Scholes") option pricing model to estimate the fair value of stock options and 2016 ESPP purchase rights. The fair value of restricted stock units ("RSUs") is measured using the fair value of our common stock on the date of the grant. The fair value of stock options and RSUs is recognized as expense on a straight-line basis over the requisite service period, which is generally four years. For stock-based awards granted to employees with a performance condition, we recognize stock-based compensation expense using the graded vesting attribution method over the requisite service period when management determines it is probable that the performance condition will be satisfied. The fair value of the 2016 ESPP purchase rights is recognized as expense on a straight-line basis over the offering period. We account for forfeitures of all share-based awards when they occur.

89

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Our use of the Black-Scholes option pricing model requires the input of subjective assumptions, including the fair value of the underlying common stock, expected term of the option, expected volatility of the price of our common stock, risk-free interest rates and the expected dividend yield of our common stock. The assumptions used in our option pricing model represent management's best estimates. These estimates involve inherent uncertainties and the application of management's judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

Legal and Other Contingencies

The outcomes of legal proceedings and claims brought against us are subject to significant uncertainty. An estimated loss from a loss contingency such as a legal proceeding or claim is accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. In determining whether a loss should be accrued, we evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our consolidated financial statements.

Recent Accounting Pronouncements

Refer to "Recent Accounting Pronouncements" in Note 1 of Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We have operations both within the United States and internationally and we are exposed to market risk in the ordinary course of business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign currency exchange rates and interest rates.

Foreign Currency Risk

Our consolidated results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. Historically, our revenue contracts have been denominated in U.S. dollars. Our expenses are generally denominated in the currencies where our operations are located. To date, we have not entered into any hedging arrangements with respect to foreign currency risk or other derivative instruments. In the event our foreign sales and expenses increase, our operating results may be more significantly affected by foreign currency exchange rate fluctuations, which can affect our operating income or loss. The effect of a hypothetical 10% change in foreign currency exchange rates on our non-U.S. dollar monetary assets and liabilities would not have had a material impact on our historical consolidated financial statements. Foreign currency transaction gains and losses and exchange rate fluctuations have not been material to our consolidated financial statements.

A hypothetical 10% decrease in the U.S. dollar against other currencies would result in an increase in our operating loss of approximately $51.3 million, $58.5 million and $60.8 million for fiscal 2021, 2022 and 2023, respectively. The increase in this hypothetical change in fiscal 2023 is due to an increase in our expenses denominated in foreign currencies due to the continued growth of our business internationally. This analysis disregards the possibilities that rates can move in opposite directions and that losses from one geographic area may be offset by gains from another geographic area.

Interest Rate Risk

Our investment objective is to conserve capital and maintain liquidity to support our operations; therefore, we generally invest in highly liquid securities, consisting primarily of bank deposits, money market funds, commercial paper, U.S. government securities and corporate bonds. Such fixed and floating interest-earning instruments carry a degree of interest rate risk. The fair market value of fixed income securities may be adversely impacted by a rise in interest rates, while floating rate securities may produce less income than predicted if interest rates fall. Due to the short-term nature of our investment portfolio, we do not believe an immediate 10% increase or decrease in interest rates would have a material effect on the fair market value of our portfolio. Therefore, we do not expect our operating results or cash flows to be materially affected by a sudden change in interest rates.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Nutanix, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Nutanix, Inc. and subsidiaries (the "Company") as of July 31, 2023 and 2022, the related consolidated statements of operations, comprehensive loss, stockholders' deficit, and cash flows, for each of the three years in the period ended July 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of July 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended July 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of July 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 21, 2023, expressed an adverse opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition — Refer to Notes 1 and 3 to the financial statements

Critical Audit Matter Description

The Company recognizes revenue upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. The Company offers customers an enterprise cloud platform, which can be pre-installed on hardware or delivered separately, as well as related support subscriptions and professional services. Product revenue was $912.1 million and support, entitlements, and other services was $950.8 million for the year ended July 31, 2023.

Significant judgment is exercised by the Company in determining revenue recognition for the Company's customer contracts, and includes the following:

• Determination of whether promised goods or services are capable of being distinct and are distinct in the context of the Company's customer contracts which leads to whether they should be accounted for as individual or combined performance obligations.

• Determination of standalone selling prices for each distinct performance obligation and for products and services that are not sold separately.

• Determination of the timing of when revenue is recognized for each distinct performance obligation either over time or at a point in time.

We identified revenue recognition as a critical audit matter because of these significant judgments required by management. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate whether revenue was recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company's revenue recognition for the Company's customer contracts included the following, among others:

• We tested the effectiveness of controls related to the identification of distinct performance obligations, determination of the standalone selling prices, and the determination of the timing of revenue recognition.

• We evaluated management's significant accounting policies related to revenue recognition for reasonableness.

• We selected a sample of recorded revenue transactions and performed the following procedures:

– Obtaining and reading customer source documents and the contract for each selection, including master agreements and related amendments to evaluate if relevant contractual terms have been appropriately considered by management.

– Evaluating management's application of their accounting policy and tested revenue recognition for specific performance obligations by comparing management's conclusions to the underlying contract, master agreement and any related amendments, if applicable.

– Testing the mathematical accuracy of management's calculations of revenue and the associated timing of revenue recognized in the financial statements.

- We evaluated the reasonableness of management's estimate of standalone selling prices for products and services that are not sold separately by performing the following:

    – Assessing the appropriateness of the Company's methodology and mathematical accuracy of the determined standalone selling prices.

    – Testing the completeness and accuracy of the source data utilized in management's calculations.

/s/ *DELOITTE & TOUCHE LLP*

San Jose, California
September 21, 2023

 We have served as the Company's auditor since 2013.

NUTANIX, INC.

CONSOLIDATED BALANCE SHEETS

	As of		
	July 31, 2022		July 31, 2023
	(in thousands, except per share data)		
Assets			
Current assets:			
Cash and cash equivalents	$	402,850	$	512,929
Short-term investments		921,429		924,466
Accounts receivable, net of allowances of $644 and $733, respectively		124,559		157,251
Deferred commissions—current		115,356		120,001
Prepaid expenses and other current assets		93,787		147,087
Total current assets		1,657,981		1,861,734
Property and equipment, net		113,440		111,865
Operating lease right-of-use assets		118,740		93,554
Deferred commissions—non-current		252,234		237,990
Intangible assets, net		15,829		4,893
Goodwill		185,260		184,938
Other assets—non-current		22,265		31,941
Total assets	$	2,365,749	$	2,526,915
Liabilities and Stockholders' Deficit			
Current liabilities:			
Accounts payable	$	44,931	$	29,928
Accrued compensation and benefits		149,811		143,679
Accrued expenses and other current liabilities		59,568		109,269
Deferred revenue—current		720,993		823,665
Operating lease liabilities—current		39,801		29,567
Convertible senior notes, net—current		145,456		—
Total current liabilities		1,160,560		1,136,108
Deferred revenue—non-current		724,545		771,367
Operating lease liabilities—non-current		89,782		68,940
Convertible senior notes, net		1,156,205		1,218,165
Other liabilities—non-current		35,161		39,754
Total liabilities		3,166,253		3,234,334
Commitments and contingencies (Note 8)			
Stockholders' deficit:			
Preferred stock, par value of $0.000025 per share— 200,000 shares authorized as of July 31, 2022 and 2023; no shares issued and outstanding as of July 31, 2022 and 2023		—		—
Common stock, par value of $0.000025 per share—1,042,004 (1,000,000 Class A, 42,004 Class B) and 1,000,000 Class A shares authorized as of July 31, 2022 and 2023, respectively; 226,938 and 239,607 Class A shares issued and outstanding as of July 31, 2022 and 2023, respectively		6		6
Additional paid-in capital		3,583,928		3,930,668
Accumulated other comprehensive loss		(6,076)		(5,171)
Accumulated deficit		(4,378,362)		(4,632,922)
Total stockholders' deficit		(800,504)		(707,419)
Total liabilities and stockholders' deficit	$	2,365,749	$	2,526,915

See the accompanying notes to the consolidated financial statements.

NUTANIX, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended July 31,		
	2021	**2022**	**2023**
	(in thousands, except per share data)		
Revenue:			
Product	$ 705,804	$ 757,623	$ 912,114
Support, entitlements and other services	688,560	823,173	950,781
Total revenue	1,394,364	1,580,796	1,862,895
Cost of revenue:			
Product	55,287	55,602	51,107
Support, entitlements and other services	236,619	265,554	281,080
Total cost of revenue	291,906	321,156	332,187
Gross profit	1,102,458	1,259,640	1,530,708
Operating expenses:			
Sales and marketing	1,052,779	979,075	924,696
Research and development	558,008	572,999	580,961
General and administrative	153,782	166,418	232,201
Total operating expenses	1,764,569	1,718,492	1,737,858
Loss from operations	(662,111)	(458,852)	(207,150)
Other expense, net	(354,991)	(320,830)	(26,435)
Loss before provision for income taxes	(1,017,102)	(779,682)	(233,585)
Provision for income taxes	18,487	19,264	20,975
Net loss	$ (1,035,589)	$ (798,946)	$ (254,560)
Net loss per share attributable to Class A and Class B common stockholders—basic and diluted [1]	$ (5.02)	$ (3.62)	$ (1.09)
Weighted average shares used in computing net loss per share attributable to Class A and Class B common stockholders—basic and diluted [1]	206,475	220,529	233,247

_____

(1) Effective January 3, 2022, all of the then outstanding shares of Nutanix, Inc. Class B common stock were automatically converted into the same number of shares of Nutanix, Inc. Class A common stock. See Note 9 for further details.

See the accompanying notes to the consolidated financial statements.

NUTANIX, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Fiscal Year Ended July 31,		
	2021	**2022**	**2023**
	(in thousands)		
Net loss	$ (1,035,589)	$ (798,946)	$ (254,560)
Other comprehensive (loss) income, net of tax:			
Change in unrealized loss on available-for-sale securities, net of tax	(2,038)	(6,068)	905
Comprehensive loss	$ (1,037,627)	$ (805,014)	$ (253,655)

See the accompanying notes to the consolidated financial statements.

NUTANIX, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

Fiscal Year Ended July 31, 2023

(in thousands)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Deficit
Balance - July 31, 2020	201,949	$ 5	$ 2,245,180	$ 2,030	$ (2,529,791)	$ (282,576)
Issuance of common stock through employee equity incentive plans	13,457	—	15,601	—	—	15,601
Issuance of common stock from ESPP purchase	3,980	—	50,167	—	—	50,167
Repurchase and retirement of common stock	(5,176)	—	(54,176)	—	(70,903)	(125,079)
Stock-based compensation	—	—	358,545	—	—	358,545
Other comprehensive loss	—	—	—	(2,038)	—	(2,038)
Net loss	—	—	—	—	(1,035,589)	(1,035,589)
Balance - July 31, 2021	214,210	5	2,615,317	(8)	(3,636,283)	(1,020,969)
Adoption of ASU 2020-06	—	—	(148,598)	—	100,585	(48,013)
2026 Notes derivative liability reclassification	—	—	698,213	—	—	698,213
Issuance of common stock through employee equity incentive plans	11,270	1	6,479	—	—	6,480
Issuance of common stock from ESPP purchase	2,827	—	62,633	—	—	62,633
Repurchase and retirement of common stock	(1,369)	—	(14,852)	—	(43,718)	(58,570)
Unwinding of 2023 Notes hedges	—	—	39,880	—	—	39,880
Unwinding of 2023 Notes warrants	—	—	(18,390)	—	—	(18,390)
Stock-based compensation	—	—	343,246	—	—	343,246
Other comprehensive loss	—	—	—	(6,068)	—	(6,068)
Net loss	—	—	—	—	(798,946)	(798,946)
Balance - July 31, 2022	226,938	6	3,583,928	(6,076)	(4,378,362)	(800,504)
Issuance of common stock through employee equity incentive plans	10,895	—	3,700	—	—	3,700
Issuance of common stock from ESPP purchase	2,187	—	41,509	—	—	41,509
Shares withheld related to net share settlement of equity awards	(413)	—	(10,214)	—	—	(10,214)
Stock-based compensation	—	—	311,745	—	—	311,745
Other comprehensive income	—	—	—	905	—	905
Net loss	—	—	—	—	(254,560)	(254,560)
Balance - July 31, 2023	239,607	$ 6	$ 3,930,668	$ (5,171)	$ (4,632,922)	$ (707,419)

See the accompanying notes to the consolidated financial statements.

NUTANIX, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended July 31,		
	2021	2022	2023
	(in thousands)		
Cash flows from operating activities:			
Net loss	$ (1,035,589)	$ (798,946)	$ (254,560)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:			
Depreciation and amortization	94,373	87,952	76,388
Stock-based compensation	358,545	343,246	311,745
Change in fair value of derivative liability	269,265	198,038	—
Loss on debt extinguishment	—	64,910	—
Amortization of debt discount and issuance costs	63,859	40,233	42,636
Operating lease cost, net of accretion	34,757	36,905	35,357
Early exit of lease-related assets	1,420	597	(1,040)
Gain on Frame divestiture	—	—	(10,957)
Non-cash interest expense	16,074	19,270	19,757
Other	6,380	9,282	(11,388)
Changes in operating assets and liabilities:			
Accounts receivable, net	64,483	60,998	(25,885)
Deferred commissions	(127,891)	(24,170)	9,599
Prepaid expenses and other assets	4,057	(36,166)	(59,243)
Accounts payable	(5,762)	(1,461)	(9,600)
Accrued compensation and benefits	50,916	(19,674)	(6,027)
Accrued expenses and other liabilities	16,153	5,457	53,191
Operating leases, net	(37,582)	(46,773)	(40,257)
Deferred revenue	126,732	127,845	142,687
Net cash (used in) provided by operating activities	(99,810)	67,543	272,403
Cash flows from investing activities:			
Maturities of investments	784,176	1,058,116	965,040
Purchases of investments	(1,392,737)	(1,081,246)	(955,330)
Sales of investments	70,055	17,999	—
Proceeds from Frame divestiture	—	—	5,909
Purchases of property and equipment	(58,647)	(49,058)	(65,404)
Net cash used in investing activities	(597,153)	(54,189)	(49,785)
Cash flows from financing activities:			
Repayment of convertible notes	—	—	(145,704)
Payments of debt extinguishment costs	—	(14,709)	—
Proceeds from unwinding of convertible note hedges	—	39,880	—
Payments for unwinding of warrants	—	(18,390)	—
Proceeds from sales of shares through employee equity incentive plans	65,766	67,826	46,501
Taxes paid related to net share settlement of equity awards	—	—	(10,214)
Proceeds from the issuance of convertible notes, net of issuance costs	723,617	88,687	—
Repurchases of common stock	(125,079)	(58,570)	—
Payment of finance lease obligations	(459)	(1,089)	(3,292)
Net cash provided by (used in) financing activities	663,845	103,635	(112,709)
Net (decrease) increase in cash, cash equivalents and restricted cash	$ (33,118)	$ 116,989	$ 109,909
Cash, cash equivalents and restricted cash—beginning of period	321,991	288,873	405,862
Cash, cash equivalents and restricted cash—end of period	$ 288,873	$ 405,862	$ 515,771
Restricted cash [1]	3,150	3,012	2,842
Cash and cash equivalents—end of period	$ 285,723	$ 402,850	$ 512,929
Supplemental disclosures of cash flow information:			
Cash paid for income taxes	$ 16,639	$ 20,353	$ 30,781
Supplemental disclosures of non-cash investing and financing information:			
Purchases of property and equipment included in accounts payable and accrued and other liabilities	$ 12,832	$ 17,139	$ 15,754
Finance lease liabilities arising from obtaining right-of-use assets	$ 8,299	$ 10,491	$ 13,240

(1) Included within other assets—non-current in the consolidated balance sheets.

See the accompanying notes to the consolidated financial statements.

NOTE 1. OVERVIEW AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business

Nutanix, Inc. was incorporated in the state of Delaware in September 2009. Nutanix, Inc. is headquartered in San Jose, California, and together with its wholly-owned subsidiaries (collectively, "we," "us," "our" or "Nutanix"), has operations throughout North America, Europe, Asia Pacific, the Middle East, Latin America and Africa.

We provide a leading enterprise cloud platform, which we call the Nutanix Cloud Platform, that consists of software solutions and cloud services that power our customers' enterprise infrastructure. Our solutions deliver a consistent cloud operating model across edge, private-, hybrid- and multicloud environments for all applications and their data. Our solutions allow organizations to simply run and move their workloads, including enterprise applications, high-performance databases, end-user computing and virtual desktop infrastructure services, container-based modern applications, and analytics applications, between on-premises and public clouds. Our solutions are primarily sold through channel partners and original equipment manufacturers ("OEMs") (collectively, "Partners"), and delivered directly to our end customers.

Principles of Consolidation

The accompanying consolidated financial statements, which include the accounts of Nutanix, Inc. and its wholly-owned subsidiaries, have been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP"). All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. Such management estimates and assumptions include, but are not limited to, the best estimate of selling prices for products and related support; useful lives and recoverability of intangible assets and property and equipment; allowance for credit losses; determination of fair value of stock-based awards; accounting for income taxes, including the valuation allowance on deferred tax assets and uncertain tax positions; warranty liability; purchase commitment liabilities to our contract manufacturers; sales commissions expense and the period of benefit for deferred commissions; whether an arrangement is or contains a lease; the incremental borrowing rate to measure the present value of right-of-use assets and lease liabilities; the inputs used to determine the fair value of the contingent liability associated with the conversion feature of the 2.50% convertible senior notes due 2026 (the "2026 Notes"); and contingencies and litigation. Management evaluates these estimates and assumptions on an ongoing basis using historical experience and other factors and makes adjustments when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could materially differ from those estimates and assumptions.

Concentration of Risk

Credit Risk — Financial instruments that potentially subject us to concentrations of credit risk consist of cash and cash equivalents and accounts receivable. We invest only in high-quality credit instruments and maintain our cash and cash equivalents and available-for-sale investments in fixed income securities. Management believes that the financial institutions that hold our investments are financially sound and, accordingly, are subject to minimal credit risk. Our deposits are with multiple institutions, however such deposits may exceed federally insured limits. We provide credit, in the normal course of business, to a number of companies and perform credit evaluations of our customers.

Concentration of Revenue and Accounts Receivable — We sell our products primarily through our Partners and occasionally directly to end customers. For the fiscal years ended July 31, 2021, 2022 and 2023, no end customer accounted for more than 10% of total revenue or accounts receivable.

For each significant Partner, revenue as a percentage of total revenue and accounts receivable as a percentage of total accounts receivable, net are as follows:

	Revenue			Accounts Receivable as of	
				July 31, 2022	July 31, 2023
	Fiscal Year Ended July 31,				
Partners	**2021**	**2022**	**2023**		
Partner A	15%	15%	16%	11%	19%
Partner B	32%	33%	32%	26%	17%
Partner C	(1)	(1)	(1)	(1)	11%
Partner D	10%	11%	10%	(1)	(1)

(1) Less than 10%

Summary of Significant Accounting Policies

Cash, Cash Equivalents and Short-Term Investments

We classify all highly liquid investments with original maturities of three months or less from the date of purchase as cash equivalents and all highly liquid investments with stated maturities of greater than three months as marketable securities.

We determine the appropriate classification of our marketable securities at the time of purchase and reevaluate such designation as of each balance sheet date. We classify and account for our marketable securities as available-for-sale securities. We classify our marketable securities with stated maturities greater than twelve months as short-term investments due to our intent and ability to use these securities to support our current operations.

Our marketable securities are recorded at their estimated fair value. Unrealized gains or losses on available-for-sale securities are reported in other comprehensive income (loss). We periodically review whether our securities may be other-than-temporarily impaired, including whether or not (i) we have the intent to sell the security or (ii) it is more likely than not that we will be required to sell the security before its anticipated recovery. If one of these factors is met, we will record an impairment loss associated with our impaired investment. The impairment loss will be recorded as a write-down of investments in our consolidated balance sheets and a realized loss within other expense in our consolidated statements of operations.

Fair Value Measurement

We define fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, we consider the principal or most advantageous market in which to transact and the market-based risk. We apply fair value accounting for all assets and liabilities that are recognized or disclosed at fair value in our consolidated financial statements on a recurring basis. The carrying amounts reported in our consolidated financial statements for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their short-term nature. The fair value of the previously outstanding 0% convertible senior notes due 2023 (the "2023 Notes") was determined based on the closing trading price per $100 of the 2023 Notes as of the last day of trading for the period. The fair value of the 2.50% convertible senior notes due 2026 is determined based on a binomial model. The fair value of the 0.25% convertible senior notes due 2027 (the "2027 Notes") is determined based on the closing trading price per $100 of the 2027 Notes as of the last day of trading for the period.

Convertible Senior Notes

Our convertible senior notes, including any embedded conversion features, are accounted for under the traditional convertible debt accounting model and are treated as a liability, net of unamortized issuance costs. The carrying amount of the liability is classified as a current liability if we have committed to settle with current assets; otherwise, it is classified as a long-term liability, as we retain the option to settle conversion requests in shares of our Class A common stock. The embedded conversion features are not remeasured as long as they do not meet the separation requirement of a derivative; otherwise, they are classified as derivative instruments and accounted for as such. Issuance costs are amortized to interest expense using the effective interest rate method over the term of the notes. In accounting for conversions of the notes, the carrying amount of the converted notes is reduced by the total consideration paid or issued for the respective converted notes and the difference is recorded to additional paid-in capital on our consolidated balance sheets. In accounting for extinguishments of the notes, the reacquisition price of the extinguished notes is compared to the carrying amount of the respective extinguished notes and a gain or loss is recorded in other expense, net on our consolidated statements of operations.

Derivative Liability

We evaluate convertible notes or other contracts to determine if those contracts or embedded components of those contracts qualify as derivatives to be separately accounted for under the relevant sections of Accounting Standards Codification ("ASC") 815-40, Derivatives and Hedging: Contracts in Entity's Own Equity. The result of this accounting guidance could result in the fair value of a financial instrument being classified as a derivative instrument and recorded at fair market value at each balance sheet date and recorded as a liability. In the event that the fair value is recorded as a liability, the change in fair value is recorded on our consolidated statements of operations as other income or other expense. Once the criteria for conversion is fixed, the derivative instrument is marked to fair value and reclassified to equity.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are recorded at the invoiced amount, net of an allowance for credit losses. Credit is extended to customers based on an evaluation of their financial condition and other factors. We generally do not require collateral or other security to support accounts receivable. We perform ongoing credit evaluations of our customers and maintain an allowance for credit losses.

The allowance for credit losses is based on the best estimate of the amount of probable credit losses in existing accounts receivable. We assess credit losses on accounts receivable by taking into consideration past collection experience, the credit quality of the customer, the age of the receivable balance, current and future economic conditions, and forecasts that may affect the collectibility of the reported amount. In circumstances where we are aware of a specific customer's inability to meet its financial obligations (e.g., bankruptcy filings or substantial downgrading of credit ratings), we record an allowance for credit losses in order to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we record an allowance for credit losses based on the length of time the receivable is past due and our historical experience of collections and write-offs.

The changes in the allowance for credit losses are as follows:

	Fiscal Year Ended July 31,		
	2021	2022	2023
	(in thousands)		
Allowance for credit losses—beginning balance	$ 804	$ 892	$ 644
Charged to allowance for credit losses	655	200	212
Recoveries	(286)	(80)	(123)
Write-offs	(281)	(368)	—
Allowance for credit losses—ending balance	$ 892	$ 644	$ 733

Property and Equipment

Property and equipment, including leasehold improvements, are stated at cost, less accumulated depreciation and amortization. We include the cost to acquire demonstration units and the related accumulated depreciation in property and equipment as such units are generally not available for sale. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the related assets.

Leases

We determine if an arrangement is or contains a lease at inception by evaluating various factors, including whether a vendor's right to substitute an identified asset is substantive. Lease classification is determined at the lease commencement date when the leased assets are made available for our use. Operating leases are included in operating lease right-of-use assets, operating lease liabilities—current and operating lease liabilities—non-current in our consolidated balance sheets. Finance leases are included in property and equipment, net, accrued expenses and other current liabilities and other liabilities—non-current in our consolidated balance sheets.

Right-of-use assets ("ROU assets") represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. Lease payments consist primarily of fixed payments under the arrangement, less any lease incentives, such as rent holidays. Variable lease payments not dependent on an index or a rate are expensed as incurred and are not included within the ROU asset and lease liability calculation. Variable lease payments primarily include reimbursements of costs incurred by lessors for common area maintenance, property taxes and utilities. We use an estimate of our incremental borrowing rate ("IBR") based on the information available at the lease commencement date in determining the present value of lease payments, unless the implicit rate is readily determinable. In determining the appropriate IBR, we consider information including, but not limited to, our credit rating, the lease term and the currency in which the arrangement is denominated. For leases which commenced prior to our adoption of Accounting Standards Update ("ASU") 2016-02, Leases ("ASC 842"), we used the IBR as of August 1, 2019. Our lease terms may include renewal options, which are not included in the lease terms for calculating our lease liability, as we are not reasonably certain that we will exercise these renewal options at the time of the lease commencement. Lease costs are recognized on a straight-line basis as operating expenses within our consolidated statements of operations. We present lease payments within cash flows from operations within our consolidated statements of cash flows.

For our operating leases, we account for lease and non-lease components as a single lease component. Additionally, we do not record leases on our consolidated balance sheet that have a lease term of 12 months or less at the lease commencement date.

Goodwill, Intangible Assets and Other Long-Lived Assets

Goodwill represents the future economic benefits arising from other assets acquired in a business combination or an acquisition that are not individually identified and separately recorded. The excess of the purchase price over the estimated fair value of net assets of businesses acquired in a business combination is recognized as goodwill.

Intangible assets consist of identifiable intangible assets, including developed technology, customer relationships and trade names, resulting from business combinations. Finite-lived intangible assets are recorded at fair value, net of accumulated amortization. Finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives. Amortization expense is included as a component of cost of product revenue and sales and marketing expense in the accompanying consolidated statements of operations. Amounts included in sales and marketing expense relate to customer relationships and trade names.

Goodwill and other intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually, as of May 1 of each year. Such goodwill and other intangible assets may also be tested for impairment between annual tests in the presence of impairment indicators such as, but not limited to: (i) a significant adverse change in legal factors or in the business climate; (ii) a substantial decline in our market capitalization; (iii) an adverse action or assessment by a regulator; (iv) unanticipated competition; (v) loss of key personnel; (vi) a more likely-than-not expectation of the sale or disposal of a reporting unit or a significant portion thereof; (vii) a realignment of our resources or restructuring of our existing businesses in response to changes to industry and market conditions; (viii) testing for recoverability of a significant asset group within a reporting unit; or (ix) a higher discount rate used in the impairment analysis as impacted by an increase in interest rates.

Goodwill is tested for impairment by comparing the reporting unit's carrying value, including goodwill, to the fair value of the reporting unit. We operate under one reporting unit and for our annual goodwill impairment test, we determine the fair value of our reporting unit based on our enterprise value. We may elect to utilize a qualitative assessment to determine whether it is more likely than not that the fair value of our reporting unit is less than its carrying value. If, after assessing the qualitative factors, we determine that it is more likely than not that the fair value of our reporting unit is less than its carrying value, an impairment analysis will be performed. We compare the fair value of our reporting unit with its carrying amount and if the carrying value of the reporting unit exceeds its fair value, an impairment loss will be recognized.

Long-lived assets, such as property and equipment and finite-lived intangible assets subject to depreciation and amortization, are evaluated for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Among the factors and circumstances we consider in determining recoverability are: (i) a significant decrease in the market price of a long-lived asset; (ii) a significant adverse change in the extent or manner in which a long-lived asset is being used or in its physical condition; (iii) a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset, including an adverse action or assessment by a regulator; (iv) an accumulation of costs significantly in excess of the amount originally expected for the acquisition; and (v) current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

There have been no indicators of impairment of goodwill, intangible assets or other long-lived assets and we did not record any material impairment losses during fiscal 2021, 2022 or 2023.

Revenue Recognition

The core principle of ASC 606 is to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the entity expects to be entitled to in exchange for those goods or services. This principle is achieved by applying the following five-step approach:

- *Identification of the contract, or contracts, with a customer* — A contract with a customer exists when (i) we enter into an enforceable contract with a customer that defines each party's rights regarding the goods or services to be transferred and identifies the payment terms related to these goods or services, (ii) the contract has commercial substance and (iii) we determine that collection of substantially all consideration for goods or services that are transferred is probable based on the customer's intent and ability to pay the promised consideration. We apply judgment in determining the customer's ability and intention to pay, which is based on a variety of factors, including the customer's historical payment experience or, in the case of a new customer, published credit and financial information pertaining to the customer.

- *Identification of the performance obligations in the contract* — Performance obligations promised in a contract are identified based on the goods or services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the goods or services either on their own or together with other resources that are readily available from third parties or from us, and are distinct in the context of the contract, whereby the transfer of the goods or services is separately identifiable from other promises in the contract. To the extent a contract includes multiple promised goods or services, we apply judgment to determine whether promised goods or services are capable of being distinct and distinct in the context of the contract. If these criteria are not met, the promised goods or services are accounted for as a combined performance obligation.

- *Determination of the transaction price* — The transaction price is determined based on the consideration to which we will be entitled in exchange for transferring goods or services to the customer.

- *Allocation of the transaction price to the performance obligations in the contract* — If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price ("SSP"). We determine SSP based on the price at which the performance obligation is sold separately. If the SSP is not observable through past transactions, we estimate the SSP, taking into account available information such as market conditions and internally approved pricing guidelines related to the performance obligations.

- *Recognition of revenue when, or as, performance obligations are satisfied* — We satisfy performance obligations either over time or at a point in time. Revenue is recognized at the time the related performance obligation is satisfied with the transfer of a promised good or service to a customer. For additional details on revenue recognition, refer to Note 3 of Notes to Consolidated Financial Statements.

Contracts with multiple performance obligations — The majority of our contracts with customers contain multiple performance obligations. For these contracts, we account for individual performance obligations separately if they are distinct. The transaction price is allocated to the separate performance obligations on a relative SSP basis. For deliverables that we routinely sell separately, such as software entitlement and support subscriptions on our core offerings, we determine SSP by evaluating the standalone sales over the trailing 12 months. For those that are not sold routinely, we determine SSP based on our overall pricing trends and objectives, taking into consideration market conditions and other factors, including the value of our contracts, the products sold and geographic locations.

Contract balances — The timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable are recorded at the invoiced amount, net of an allowance for credit losses. A receivable is recognized in the period in which we deliver goods or provide services, or when our right to consideration is unconditional. In situations where revenue recognition occurs before invoicing, an unbilled receivable is created, which represents a contract asset. The balance of unbilled accounts receivable, included in accounts receivable, net on our consolidated balance sheets, was $9.5 million and $16.3 million as of July 31, 2022 and 2023, respectively.

Payment terms on invoiced amounts are typically 30-45 days. We assess credit losses on accounts receivable by taking into consideration past collection experience, the credit quality of the customer, the age of the receivable balance, current and future economic conditions, and forecasts that may affect the collectibility of the reported amount. The balance of accounts receivable, net of allowance for credit losses, as of July 31, 2022 and 2023 is presented in the accompanying consolidated balance sheets.

Costs to obtain and fulfill a contract — We capitalize commissions paid to sales personnel and the related payroll taxes when customer contracts are signed. These costs are recorded as deferred commissions in our consolidated balance sheets, current and non-current. We determine whether costs should be deferred based on our sales compensation plans if the commissions are incremental and would not have been incurred absent the execution of the customer contract. Commissions paid upon the initial acquisition of a contract are recognized over the estimated period of benefit, which may exceed the term of the initial contract if the commissions expected to be paid upon renewal are not commensurate with that of the initial contract. Accordingly, deferred costs are recognized on a systematic basis that is consistent with the pattern of revenue recognition allocated to each performance obligation over the entire period of benefit and included in sales and marketing expense in our consolidated statements of operations. We determine the estimated period of benefit by evaluating the expected renewals of customer contracts, the duration of relationships with our customers, customer retention data, our technology development lifecycle and other factors. Deferred costs are periodically reviewed for impairment.

Taxes assessed by a government authority that are both imposed on and concurrent with specific revenue transactions between us and our customers are presented on a net basis in our consolidated statements of operations.

Deferred revenue — Deferred revenue primarily consists of amounts that have been invoiced but not yet recognized as revenue and primarily pertain to software entitlement and support subscriptions and professional services. The current portion of deferred revenue represents the amounts that are expected to be recognized as revenue within one year of the consolidated balance sheet date.

Cost of Revenue

Cost of revenue consists of cost of product revenue and cost of support, entitlements and other services revenue. Personnel costs associated with our operations and global customer support organizations consist of salaries, benefits and stock-based compensation. Allocated costs consist of certain facilities, depreciation and amortization, recruiting and information technology costs allocated based on headcount.

Warranties

We generally provide a one-year warranty on hardware sold by us and a 90-day warranty on software licenses. The hardware warranty provides for parts replacement for defective components and the software warranty provides for bug fixes. With respect to the hardware warranty obligation, we have a warranty agreement with our contract manufacturers under which the OEMs are generally required to replace defective hardware within three years of shipment. Furthermore, our post-contract customer support ("PCS") agreements provide for the same parts replacement that customers are entitled to under the warranty program, except that replacement parts are delivered according to targeted response times to minimize disruption to the customers' critical business applications. Substantially all customers purchase PCS agreements.

Given the warranty agreement with our OEMs and considering that substantially all products are sold together with PCS agreements, we generally have very limited exposure related to warranty costs and therefore no warranty reserve has been recognized.

Research and Development

Our research and development expense consists primarily of product development personnel costs, including salaries and benefits, stock-based compensation and allocated facilities, IT, and recruiting costs. Research and development costs are expensed as incurred. Currently, we expense the software development costs incurred in the research and development of new products and enhancements to existing products as incurred, as from the inception of the product development, our software products are primarily intended to be marketed and sold to customers on-premises, either standalone and/or with other product offerings.

Stock-Based Compensation

Stock-based compensation expense is measured based on the grant date fair value of share-based awards. The fair value of the purchase rights under our 2016 Employee Stock Purchase Plan ("2016 ESPP") is estimated using the Black-Scholes-Merton ("Black-Scholes") option pricing model, which is impacted by the fair value of our common stock, as well as changes in assumptions regarding a number of subjective variables. These variables include the expected common stock price volatility over the term of the awards, the expected term of the awards, risk-free interest rates and expected dividend yield. The fair value of restricted stock units ("RSUs") is determined using the fair value of our common stock on the date of grant.

We grant stock awards with service conditions only and with both service and performance or market-based conditions. We recognize stock-based compensation expense for employee stock awards with a service condition only using the straight-line method over the requisite service period of the awards, which is generally the vesting period. We use the graded vesting attribution method to recognize stock-based compensation expense related to employee stock awards that contain both service and performance or market-based conditions. The fair value of the 2016 ESPP purchase rights is recognized as expense on a straight-line basis over the offering period. We account for forfeitures of all share-based awards when they occur.

Foreign Currency

The functional currency of our foreign subsidiaries is the U.S. dollar. Transactions denominated in currencies other than the functional currency are remeasured at the average exchange rate in effect during the reporting period. At the end of each reporting period all monetary assets and liabilities of our subsidiaries are remeasured at the current U.S. dollar exchange rate at the end of the reporting period. Remeasurement gains and losses are included within other expense, net in the accompanying consolidated statements of operations. During the fiscal years ended July 31, 2021, 2022 and 2023, we recognized foreign currency losses of $8.9 million, $3.2 million and $1.6 million, respectively. To date, we have not undertaken any hedging transactions related to foreign currency exposure.

Segments

Our chief operating decision maker is a group which is comprised of our Chief Executive Officer and Chief Financial Officer. This group allocates resources and assesses financial performance based upon discrete financial information at the consolidated level. Accordingly, we have determined that we operate as a single operating and reportable segment.

Income Taxes

We account for income taxes using the asset and liability method. Deferred income taxes are recognized by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance on amounts that are more likely than not to be realized.

We record a liability for uncertain tax positions if it is not more likely than not to be sustained based solely on its technical merits as of the reporting date. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and may not accurately anticipate actual outcomes.

Advertising Costs

Advertising costs are charged to sales and marketing expenses as incurred in our consolidated statements of operations. During the fiscal years ended July 31, 2021, 2022 and 2023, advertising expense was $22.1 million, $13.7 million and $11.6 million, respectively.

Frame Divestiture

In May 2023, we sold our Frame Desktop-as-a-Service business. As consideration for the sale, the buyer paid $7.0 million cash, adjusted by increases for the closing cash balance of the Frame business and the amount by which the closing working capital exceeded the working capital target, and reductions for closing expenses, the amount by which the closing working capital target exceeds the working capital, and any severance expenses associated with Frame employees who were terminated at or following the close of the transaction at the direction of the buyer, and a $5.0 million interest-bearing convertible note, which had a fair value of $5.7 million as of the closing date of the transaction. The fair value of all consideration received exceeded the carrying amount of the Frame business upon closing, resulting in a gain of $11.0 million, which is included within other expense, net in our consolidated statement of operations for the fiscal year ended July 31, 2023.

Recently Adopted Accounting Pronouncements

In August 2020, the Financial Accounting Standards Board ("FASB") issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity's Own Equity. Under ASU 2020-06, the embedded conversion features are no longer separated from the host contract for convertible instruments with conversion features that are not required to be accounted for as derivatives under Topic 815, Derivatives and Hedging, or that do not result in substantial premiums accounted for as paid-in capital. Consequently, a convertible debt instrument will be accounted for as a single liability measured at its amortized cost and convertible preferred stock will be accounted for as a single equity instrument measured at its historical cost, as long as no other features require bifurcation and recognition as derivatives. By removing those separation models, the interest rate of convertible debt instruments typically will be closer to the coupon interest rate. ASU 2020-06 also provides for certain disclosures with regard to convertible instruments and associated fair values. We early adopted the new standard using the modified retrospective method effective August 1, 2021 and have not changed any previously disclosed amounts or provided additional disclosures for the comparative periods.

The adoption of this new guidance resulted in an increase in the carrying value of the 2023 Notes by approximately $48.0 million to reflect the full principal amount of the convertible notes outstanding, net of issuance costs, a decrease in additional paid-in capital of approximately $148.6 million to remove the equity component separately recorded for the conversion feature associated with the 2023 Notes, and a cumulative-effect adjustment of approximately $100.6 million to the accumulated deficit beginning balance as of August 1, 2021. The remaining debt issuance costs will continue to be amortized over the term of the 2023 Notes. The new standard had no impact on the 2026 Notes, as the embedded conversion feature on the 2026 Notes was initially accounted for as a derivative liability.

In May 2021, the FASB issued ASU 2021-04, Issuer's Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options, which provides guidance on modifications or exchanges of a freestanding equity-classified written call option (such as warrants). An entity should treat a modification of the terms or conditions or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange as an exchange of the original instrument for a new instrument, and provides further guidance on measuring the effect of a modification or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange. ASU 2021-04 also provides guidance on the recognition of the effect of a modification or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange on the basis of the substance of the transaction, in the same manner as if cash had been paid as consideration. The new standard is effective for all entities for fiscal years beginning after December 15, 2021, with early adoption permitted, including interim periods within those fiscal years. We early adopted the new standard effective August 1, 2021 and the adoption did not have a material impact on our consolidated financial statements.

NOTE 2. CORRECTION TO PRIOR PERIOD FINANCIAL STATEMENTS

In connection with the completed Audit Committee investigation, as initially disclosed in our Quarterly Report on Form 10-Q filed with the SEC on May 24, 2023, and subsequent to the issuance of the condensed consolidated financial statements for the fiscal quarter ended October 31, 2022, we discovered an error in the reporting of expenses for software licenses and support for each prior period beginning in August 2014, resulting in an immaterial understatement of operating expenses and accrued expenses and other current liabilities for these prior periods. We have evaluated the materiality of this error and determined that the impact is not material to our previously issued financial statements. We have determined to prospectively correct our previously issued financial statements to reflect the correction of this error rather than record a cumulative out-of-period adjustment for this error in the current period. As a result, we have corrected the accompanying consolidated financial statements as of July 31, 2022 and for the fiscal years ended July 31, 2021 and 2022, from amounts previously reported to reflect the correction of this error. The correction reflects our estimates of future payments for past non-compliant use of third-party software. Actual amounts may vary materially from these estimates.

The following tables summarize the effects of the correction:

	As of July 31, 2022		
	As Previously Reported	Adjustments	As Corrected
	(in thousands)		
Consolidated Balance Sheet:			
Accrued expenses and other current liabilities	$ 49,232	$ 10,336	$ 59,568
Total current liabilities	$ 1,150,224	$ 10,336	$ 1,160,560
Total liabilities	$ 3,155,917	$ 10,336	$ 3,166,253
Accumulated deficit	$ (4,368,026)	$ (10,336)	$ (4,378,362)
Total stockholders' deficit	$ (790,168)	$ (10,336)	$ (800,504)

	Fiscal Year Ended July 31, 2021		
	As Previously Reported	Adjustments	As Corrected
		(in thousands)	
Consolidated Statement of Operations:			
Sales and marketing	$ 1,052,508	$ 271	$ 1,052,779
Research and development	$ 556,950	$ 1,058	$ 558,008
Total operating expenses	$ 1,763,240	$ 1,329	$ 1,764,569
Loss from operations	$ (660,782)	$ (1,329)	$ (662,111)
Loss before provision for income taxes	$ (1,015,773)	$ (1,329)	$ (1,017,102)
Net loss	$ (1,034,260)	$ (1,329)	$ (1,035,589)
Net loss per share attributable to Class A and Class B common stockholders—basic and diluted	$ (5.01)	$ (0.01)	$ (5.02)

	Fiscal Year Ended July 31, 2022		
	As Previously Reported	Adjustments	As Corrected
		(in thousands)	
Consolidated Statement of Operations:			
Sales and marketing	$ 978,704	$ 371	$ 979,075
Research and development	$ 571,962	$ 1,037	$ 572,999
Total operating expenses	$ 1,717,084	$ 1,408	$ 1,718,492
Loss from operations	$ (457,444)	$ (1,408)	$ (458,852)
Loss before provision for income taxes	$ (778,274)	$ (1,408)	$ (779,682)
Net loss	$ (797,538)	$ (1,408)	$ (798,946)
Net loss per share attributable to Class A and Class B common stockholders—basic and diluted	$ (3.62)	$ —	$ (3.62)

	Fiscal Year Ended July 31, 2021		
	As Previously Reported	Adjustments	As Corrected
		(in thousands)	
Consolidated Statement of Comprehensive Loss:			
Net loss	$ (1,034,260)	$ (1,329)	$ (1,035,589)
Comprehensive loss	$ (1,036,298)	$ (1,329)	$ (1,037,627)

	Fiscal Year Ended July 31, 2022		
	As Previously Reported	Adjustments	As Corrected
		(in thousands)	
Consolidated Statement of Comprehensive Loss:			
Net loss	$ (797,538)	$ (1,408)	$ (798,946)
Comprehensive loss	$ (803,606)	$ (1,408)	$ (805,014)

	As Previously Reported	Adjustments	As Corrected
	(in thousands)		
Consolidated Statement of Stockholders' Deficit:			
Accumulated Deficit as of:			
July 31, 2020	$ (2,522,192)	$ (7,599)	$ (2,529,791)
July 31, 2021	$ (3,627,355)	$ (8,928)	$ (3,636,283)
July 31, 2022	$ (4,368,026)	$ (10,336)	$ (4,378,362)
Total Stockholders' Deficit as of:			
July 31, 2020	$ (274,977)	$ (7,599)	$ (282,576)
July 31, 2021	$ (1,012,041)	$ (8,928)	$ (1,020,969)
July 31, 2022	$ (790,168)	$ (10,336)	$ (800,504)

	Fiscal Year Ended July 31, 2021		
	As Previously Reported	Adjustments	As Corrected
	(in thousands)		
Consolidated Statement of Cash Flows:			
Net loss	$ (1,034,260)	$ (1,329)	$ (1,035,589)
Accrued expenses and other liabilities	$ 14,824	$ 1,329	$ 16,153

	Fiscal Year Ended July 31, 2022		
	As Previously Reported	Adjustments	As Corrected
	(in thousands)		
Consolidated Statement of Cash Flows:			
Net loss	$ (797,538)	$ (1,408)	$ (798,946)
Accrued expenses and other liabilities	$ 4,049	$ 1,408	$ 5,457

NOTE 3. REVENUE, DEFERRED REVENUE AND DEFERRED COMMISSIONS

Disaggregation of Revenue and Revenue Recognition

We generate revenue primarily from the sale of our enterprise cloud platform, which can be delivered pre-installed on an appliance that is configured to order or delivered separately to be utilized on a variety of certified hardware platforms. When the software license is not portable to other appliances, it can be used over the life of the associated appliance, while subscription term-based licenses typically have a term of one to five years. Configured-to-order appliances, including our Nutanix-branded NX hardware line, can be purchased from one of our OEMs or, in limited cases, directly from Nutanix. Our enterprise cloud platform typically includes one or more years of support and entitlements, which provides customers with the right to software upgrades and enhancements as well as technical support. A substantial portion of sales are made through channel partners and OEM relationships.

The following table depicts the disaggregation of revenue by revenue type, consistent with how we evaluate our financial performance:

	Fiscal Year Ended July 31,		
	2021	2022	2023
	(in thousands)		
Subscription	$ 1,243,621	$ 1,433,773	$ 1,730,848
Non-portable software	71,390	49,694	37,382
Hardware	6,259	5,585	2,824
Professional services	73,094	91,744	91,841
Total revenue	$ 1,394,364	$ 1,580,796	$ 1,862,895

Subscription revenue — Subscription revenue includes any performance obligation which has a defined term and is generated from the sales of software entitlement and support subscriptions, subscription software licenses and cloud-based software-as-a-service ("SaaS") offerings.

- Ratable — We recognize revenue from software entitlement and support subscriptions and SaaS offerings ratably over the contractual service period, the substantial majority of which relate to software entitlement and support subscriptions. These offerings represented approximately $639.3 million, $770.4 million and $905.8 million of our subscription revenue for fiscal 2021, 2022 and 2023, respectively.

- Upfront — Revenue from our subscription software licenses is generally recognized upfront upon transfer of control to the customer, which happens when we make the software available to the customer. These subscription software licenses represented approximately $604.3 million, $663.4 million and $825.0 million of our subscription revenue for fiscal 2021, 2022 and 2023, respectively.

Non-portable software revenue — Non-portable software revenue includes sales of our enterprise cloud platform when delivered on a configured-to-order appliance by us or one of our OEM partners. The software licenses associated with these sales are typically non-portable and can be used over the life of the appliance on which the software is delivered. Revenue from our non-portable software products is generally recognized upon transfer of control to the customer.

Hardware revenue — In transactions where the hardware appliance is purchased directly from Nutanix, we consider ourselves to be the principal in the transaction and we record revenue and costs of goods sold on a gross basis. We consider the amount allocated to hardware revenue to be equivalent to the cost of the hardware procured. Hardware revenue is generally recognized upon transfer of control to the customer.

Professional services revenue — We also sell professional services with our products. We recognize revenue related to professional services as they are performed.

Significant changes in the balance of deferred revenue (contract liability) and deferred commissions (contract asset) for the periods presented are as follows:

	Deferred Revenue	Deferred Commissions
	(in thousands)	
Balance as of July 31, 2021	$ 1,312,923	$ 343,420
Additions [1]	1,713,411	229,524
Revenue/commissions recognized	(1,580,796)	(205,354)
Balance as of July 31, 2022	1,445,538	367,590
Additions [1]	2,012,389	187,381
Revenue/commissions recognized	(1,862,895)	(196,980)
Balance as of July 31, 2023	$ 1,595,032	$ 357,991

(1) Includes both billed and unbilled amounts.

During the fiscal year ended July 31, 2022, we recognized revenue of approximately $592.6 million pertaining to amounts deferred as of July 31, 2021. During the fiscal year ended July 31, 2023, we recognized revenue of approximately $696.0 million pertaining to amounts deferred as of July 31, 2022.

Many of our contracted but not invoiced performance obligations are subject to cancellation terms. Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized ("contracted not recognized"), which includes deferred revenue and non-cancelable amounts that will be invoiced and recognized as revenue in future periods and excludes performance obligations that are subject to cancellation terms. Contracted not recognized revenue was approximately $1.8 billion as of July 31, 2023, of which we expect to recognize approximately 54% over the next 12 months, and the remainder thereafter.

NOTE 4. FAIR VALUE MEASUREMENTS

The authoritative guidance on fair value measurements establishes a three-tier fair value hierarchy based on the observability of the inputs available in the market used to measure fair value as follows:

- *Level I* — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

- *Level II* — Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and

- *Level III* — Unobservable inputs that are significant to the measurement of the fair value of the assets or liabilities that are supported by little or no market data.

Assets Measured at Fair Value on a Recurring Basis

Cash equivalents and short-term investments

Our money market funds are classified within Level I due to the highly liquid nature of these assets and have unadjusted inputs, quoted prices in active markets for these assets at the measurement date from the financial institution that carries these investment securities. Our investments in available-for-sale debt securities such as commercial paper, corporate bonds and U.S. government securities are classified within Level II. The fair value of these securities is priced by using inputs based on non-binding market consensus prices that are corroborated by observable market data, quoted market prices for similar instruments, or pricing models such as discounted cash flow techniques.

Convertible note receivable

In May 2023, we sold our Frame Desktop-as-a-Service business. As part of the consideration for the sale, we received a $5.0 million interest-bearing convertible note. We have elected the fair value option for the convertible note and will record the changes in its fair value at each reporting period. As of July 31, 2023, the fair value of the convertible note was determined to be approximately $5.7 million. We consider this convertible note to be classified within Level III. The fair value is determined by considering the convertible note's principal and accrued interest, as well as the convertible note's option to convert into equity securities, using inputs including debt yields, volatility data, and the value of the underlying equity into which the convertible note could be converted.

The fair value of our financial assets measured on a recurring basis is as follows:

| | As of July 31, 2022 | | | |
| | Level I | Level II | Level III | Total |
	(in thousands)			
Financial Assets:				
Cash equivalents:				
Money market funds	$ 227,796	$ —	$ —	$ 227,796
Commercial paper	—	27,927	—	27,927
Short-term investments:				
Corporate bonds	—	409,024	—	409,024
Commercial paper	—	317,738	—	317,738
U.S. Government securities	—	194,667	—	194,667
Total measured at fair value	$ 227,796	$ 949,356	$ —	$ 1,177,152
Cash				147,127
Total cash, cash equivalents and short-term investments				$ 1,324,279

	Level I	Level II	Level III	Total
		As of July 31, 2023		
		(in thousands)		
Financial Assets, Current:				
Cash equivalents:				
Money market funds	$ 211,319	$ —	$ —	$ 211,319
U.S. Government securities	—	6,999	—	6,999
Commercial paper	—	34,830	—	34,830
Short-term investments:				
Corporate bonds	—	452,703	—	452,703
Commercial paper	—	215,219	—	215,219
U.S. Government securities	—	256,544	—	256,544
Total measured at fair value	$ 211,319	$ 966,295	$ —	$ 1,177,614
Cash				259,781
Total cash, cash equivalents and short-term investments				$ 1,437,395
Financial Assets, Non-Current:				
Convertible note receivable	$ —	$ —	$ 5,700	$ 5,700

Financial Instruments Not Recorded at Fair Value on a Recurring Basis

We report our financial instruments at fair value, with the exception of the 2023 Notes, the 2026 Notes and the 2027 Notes (collectively, the "Notes"). Financial instruments that are not recorded at fair value on a recurring basis are measured at fair value on a quarterly basis for disclosure purposes. The carrying values and estimated fair values of financial instruments not recorded at fair value are as follows:

	As of July 31, 2022		As of July 31, 2023	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
		(in thousands)		
2023 Notes	$ 145,456	$ 143,154	$ —	$ —
2026 Notes	589,200	759,086	649,630	1,043,889
2027 Notes	567,005	400,252	568,535	497,410
Total	$ 1,301,661	$ 1,302,492	$ 1,218,165	$ 1,541,299

The carrying value of the 2023 Notes as of July 31, 2022 was net of unamortized debt issuance costs of $0.2 million. In January 2023, we settled the 2023 Notes in full at maturity with a cash payment of $145.7 million.

The carrying value of the 2026 Notes as of July 31, 2022 and 2023 included $28.0 million and $47.6 million, respectively, of non-cash interest expense that was converted to the principal balance, net of unamortized debt discounts of $169.4 million and $132.8 million, respectively, and unamortized debt issuance costs of $19.4 million and $15.2 million, respectively.

The carrying value of the 2027 Notes as of July 31, 2022 and 2023 was net of unamortized debt issuance costs of $8.0 million and $6.5 million, respectively.

The total estimated fair value of the 2023 Notes was determined based on the closing trading price per $100 of the 2023 Notes as of the last day of trading for the period. We considered the fair value of the 2023 Notes to be a Level II valuation due to the limited trading activity.

The total estimated fair value of the 2026 Notes is based on a binomial model. We consider the fair value of the 2026 Notes to be a Level III valuation, as the 2026 Notes are not publicly traded. The Level III inputs used are the same as those used to determine the estimated fair value of the associated derivative liability, as detailed below.

The total estimated fair value of the 2027 Notes was determined based on the closing trading price per $100 of the 2027 Notes as of the last day of trading for the period. We consider the fair value of the 2027 Notes to be a Level II valuation due to the limited trading activity.

Derivative Liability

The conversion feature of the 2026 Notes represented an embedded derivative at inception. The 2026 Notes are not considered to be conventional debt and we determined that the embedded conversion feature was required to be bifurcated from the host debt and accounted for as a derivative liability, as the 2026 Notes were convertible into a variable number of shares until the conversion price became fixed in September 2021, based on the level of achievement of the associated financial performance metric. As such, the initial fair value of the derivative instrument was recorded as a liability in our consolidated balance sheet with the corresponding amount recorded as a discount to the 2026 Notes upon issuance. The derivative liability was considered a Level III valuation and was recorded at its estimated fair value at the end of each reporting period and as of September 15, 2021, when the conversion price became fixed, with the change in fair value recognized within other expense, net in our consolidated statements of operations.

On September 15, 2021, the conversion price of the 2026 Notes became fixed and the bifurcated liability was no longer accounted for as a separate derivative because the conversion features are now considered indexed to our own equity and meet the equity classification conditions. We estimated the fair value of the derivative liability as of September 15, 2021 to be $698.2 million, which was reclassified to equity on that date.

NOTE 5. BALANCE SHEET COMPONENTS

Short-Term Investments

The amortized cost of our short-term investments approximates their fair value. Unrealized losses related to our short-term investments are generally due to interest rate fluctuations, as opposed to credit quality. However, we review individual securities that are in an unrealized loss position in order to evaluate whether or not they have experienced or are expected to experience credit losses that would result in a decline in fair value. As of July 31, 2022 and 2023, unrealized gains and losses from our short-term investments were not material and were not the result of a decline in credit quality. As a result, as of July 31, 2022 and 2023, we did not record any credit losses for these investments.

The following table summarizes the estimated fair value of our investments in marketable debt securities by their contractual maturity dates:

	As of July 31, 2023
	(in thousands)
Due within one year	$ 692,372
Due in one to two years	232,094
Total	$ 924,466

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consists of the following:

	As of July 31,	
	2022	2023
	(in thousands)	
Prepaid operating expenses	$ 48,842	$ 84,998
VAT receivables	7,514	5,954
Other current assets	37,431	56,135
Total prepaid expenses and other current assets	$ 93,787	$ 147,087

The increase in prepaid expenses and other current assets from July 31, 2022 to July 31, 2023 was due primarily to the insurance receivable and settlement payment made to escrow related to our securities class action lawsuit. For additional details on this legal proceeding, refer to Note 8.

Property and Equipment, Net

Property and equipment, net consists of the following:

	Estimated Useful Life	As of July 31,	
		2022	2023
	(in months)	(in thousands)	
Computer, production, engineering and other equipment	36	$ 341,536	$ 390,378
Demonstration units	12	61,914	60,985
Leasehold improvements	(1)	61,443	64,667
Furniture and fixtures	60	16,508	16,132
Total property and equipment, gross		481,401	532,162
Less: accumulated depreciation		(367,961)	(420,297)
Total property and equipment, net		$ 113,440	$ 111,865

---

(1) Leasehold improvements are amortized over the shorter of the estimated useful lives of the improvements or the remaining lease term.

Depreciation expense related to our property and equipment was $76.5 million, $69.3 million and $63.3 million for the fiscal years ended July 31, 2021, 2022 and 2023, respectively.

Intangible Assets, Net

Intangible assets, net consists of the following:

	As of July 31,	
	2022	2023
	(in thousands)	
Developed technology	$ 79,300	$ 78,267
Customer relationships	8,860	8,860
Trade name	4,170	4,170
Total intangible assets, gross	92,330	91,297
Less:		
Accumulated amortization of developed technology	(64,344)	(73,411)
Accumulated amortization of customer relationships	(8,074)	(8,823)
Accumulated amortization of trade name	(4,083)	(4,170)
Total accumulated amortization	(76,501)	(86,404)
Total intangible assets, net	$ 15,829	$ 4,893

Amortization expense related to our intangible assets is being recognized in our consolidated statements of operations within product cost of revenue for developed technology and sales and marketing expense for customer relationships and trade name.

The changes in the net book value of intangible assets, net are as follows:

	As of July 31,	
	2022	**2023**
	(in thousands)	
Intangible assets, net—beginning balance	$ 32,012	$ 15,829
Amortization of intangible assets [1]	(16,183)	(10,697)
Divestiture of Frame intangible assets	—	(239)
Intangible assets, net—ending balance	$ 15,829	$ 4,893

(1) Represents amortization expense related to intangible assets recognized during the year in our consolidated statements of operations, within product cost of revenue and sales and marketing expense.

The estimated future amortization expense of our intangible assets is as follows:

Fiscal Year Ending July 31:	Amount
	(in thousands)
2024	$ 3,130
2025	1,763
Total	$ 4,893

Goodwill

The changes in the carrying amount of goodwill are as follows:

	Carrying Amount
	(in thousands)
Balance at July 31, 2021	$ 185,260
Balance at July 31, 2022	$ 185,260
Adjustment for Frame divestiture	(322)
Balance at July 31, 2023	$ 184,938

Accrued Compensation and Benefits

Accrued compensation and benefits consists of the following:

	As of July 31,	
	2022	**2023**
	(in thousands)	
Accrued commissions	$ 32,886	$ 36,882
Accrued vacation	23,140	24,840
Payroll taxes payable	21,060	17,427
Accrued bonus	9,782	16,404
Accrued benefits	11,774	12,391
Accrued wages and taxes	20,807	11,485
Contributions to ESPP withheld	19,174	10,145
Other	11,188	14,105
Total accrued compensation and benefits	$ 149,811	$ 143,679

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consists of the following:

	As of July 31,		
	2022		2023
	(in thousands)		
Litigation settlement reserves	$	9,750	$	71,000
Software usage liability		10,336		11,248
Income taxes payable		13,206		2,185
Accrued professional services		5,499		1,978
Other		20,777		22,858
Total accrued expenses and other current liabilities	$	59,568	$	109,269

The increase in accrued expenses and other current liabilities from July 31, 2022 to July 31, 2023 was due primarily to an increase in the litigation settlement reserve related to our securities class action lawsuit. For additional details on this legal proceeding, refer to Note 8.

NOTE 6. CONVERTIBLE SENIOR NOTES

2023 Notes

In January 2018, we issued the 2023 Notes with a 0% interest rate for an aggregate principal amount of $575.0 million, due in 2023, in a private placement to qualified institutional buyers pursuant to Rule144A under the Securities Act.

On September 22, 2021, we consummated privately negotiated exchanges with certain holders of the outstanding 2023 Notes, pursuant to which such holders exchanged approximately $416.5 million in aggregate principal amount of 2023 Notes for $477.3 million in aggregate principal amount of 2027 Notes. We also entered into privately negotiated transactions with certain holders of the 2023 Notes pursuant to which we repurchased approximately $12.8 million in aggregate principal amount of 2023 Notes for cash. Following the closing of these exchanges and repurchases, approximately $145.7 million in aggregate principal amount of 2023 Notes remained outstanding with terms unchanged.

In January 2023, we settled the 2023 Notes in full at maturity with a cash payment of $145.7 million.

The 2023 Notes consisted of the following:

	As of July 31,		
	2022		2023
	(in thousands)		
Principal amounts:			
Principal	$	145,704	$	145,704
Unamortized debt issuance costs [1]		(248)		—
Repayment of convertible senior notes		—		(145,704)
Net carrying amount	$	145,456	$	—

[1] Included in our consolidated balance sheets within convertible senior notes, net and amortized over the remaining life of the 2023 Notes using the effective interest rate method. The effective interest rate was 0.41%.

The following table sets forth the total interest expense recognized related to the 2023 Notes:

	Fiscal Year Ended July 31,		
	2021	2022	2023
	(in thousands)		
Interest expense related to amortization of debt discount	$ 31,682	$ —	$ —
Interest expense related to amortization of debt issuance costs	1,767	844	248
Total interest expense	$ 33,449	$ 844	$ 248

Note Hedges and Warrants

Concurrently with the offering of the 2023 Notes in January 2018, we entered into convertible note hedge transactions with certain bank counterparties, whereby we have the initial option to purchase a total of approximately 11.8 million shares of our Class A common stock at a conversion price of approximately $48.85 per share, subject to adjustment for certain specified events. The total cost of the convertible note hedge transactions was approximately $143.2 million. In addition, we sold warrants to certain bank counterparties, whereby the holders of the warrants have the initial option to purchase a total of approximately 11.8 million shares of our Class A common stock at a price of $73.46 per share, subject to adjustment for certain specified events. We received approximately $88.0 million in cash proceeds from the sale of these warrants.

In September 2021, in connection with the exchange and repurchase transactions described above, we terminated portions of the convertible note hedge transactions and warrant transactions previously entered into with certain financial institutions in connection with the issuance of the 2023 Notes. The net effect of these unwind transactions was a $21.5 million cash payment received, consisting of an $18.4 million payment for the warrant unwind and the receipt of $39.9 million from the hedge unwind. The amounts paid and received as part of the unwind transactions were recorded to additional paid-in capital within the consolidated balance sheet.

In January 2023, the convertible note hedges and warrant transactions expired concurrently with the expiration of the 2023 Notes. No settlement is required as the stock has remained below the strike price throughout the unwind settlement averaging period.

2026 Notes

In September 2020, we issued $750.0 million in aggregate principal amount of the 2026 Notes to BCPE Nucleon (DE) SPV, LP, an entity affiliated with Bain Capital, LP ("Bain"). The total net proceeds from this offering were approximately $723.7 million, after deducting $26.3 million of debt issuance costs.

The 2026 Notes bear interest at a rate of 2.5% per annum, with such interest to be paid in kind ("PIK") on the 2026 Notes held by Bain through an increase in the principal amount of the 2026 Notes, and paid in cash on any 2026 Notes transferred to entities that are not affiliated with Bain. Interest on the 2026 Notes has accrued from the date of issuance, September 24, 2020, and is added to the principal amount, in the case of the 2026 Notes held by Bain, or paid in cash, in the case of the 2026 Notes held by entities that are not affiliated with Bain, as applicable, on a semi-annual basis (on March 15 and September 15 of each year). The 2026 Notes mature on September 15, 2026, subject to earlier conversion, redemption or repurchase.

The 2026 Notes are convertible at an initial conversion rate of 36.036 shares of Class A common stock per $1,000 principal amount of the 2026 Notes, which is equal to an initial conversion price of $27.75 per share, subject to customary anti-dilution and other adjustments, including in connection with any make-whole adjustments as a result of certain extraordinary transactions. In September 2021, the one-year anniversary of the issuance of the 2026 Notes, the conversion price was subject to a one-time adjustment, based on the level of achievement of certain financial milestones and as a result, the conversion price became fixed at $27.75 per share. For each $1,000 principal amount of 2026 Notes a holder elects to convert, we have initially elected to pay cash with respect to the first $1,000 of conversion value and deliver shares of Class A common stock with respect to any conversion value in excess of $1,000. Pursuant to the indenture governing the 2026 Notes, we may elect to change such default settlement method with respect to any conversion of 2026 Notes held by Bain by delivering written notice to Bain at least five trading days prior to the effective time of such settlement election. Additionally, if Bain elects to convert any 2026 Notes it holds upon our delivery of a notice of redemption, Bain will have the right to elect whether such conversion is settled in cash, shares of our Class A common stock or a combination thereof.

On or after September 15, 2025, the 2026 Notes will be redeemable by us, at our option, in the event that the closing sale price of our Class A common stock has been at least 150% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide the redemption notice, for cash, at a redemption price of 100% of the principal amount of such 2026 Notes, plus any accrued and unpaid interest to, but excluding, the redemption date.

A holder who converts their 2026 Notes in connection with certain corporate events that constitute a "make-whole fundamental change" (as defined in the indenture governing the 2026 Notes) is, under certain circumstances, entitled to an increase in the conversion rate. In addition, if we undergo a "fundamental change" (as defined in the indenture governing the 2026 Notes) prior to the maturity date, holders of the 2026 Notes may require us to repurchase for cash all or a portion of their 2026 Notes at a repurchase price equal to 100% of the principal amount of the repurchased 2026 Notes, plus accrued and unpaid interest thereon.

In accordance with accounting guidance on embedded conversion features, we valued and bifurcated the conversion option associated with the 2026 Notes from the respective host debt instrument, which is treated as a debt discount, and initially recorded the conversion option of $230.9 million as a derivative liability in our consolidated balance sheet, with the corresponding amount recorded as a discount to the 2026 Notes to be amortized over the term of the 2026 Notes using the effective interest method.

The 2026 Notes consisted of the following:

	As of July 31,	
	2022	2023
	(in thousands)	
Principal amounts:		
Principal	$ 750,000	$ 750,000
Non-cash interest expense converted to principal	27,997	47,569
Unamortized debt discount (conversion feature) [1]	(169,438)	(132,769)
Unamortized debt issuance costs [1]	(19,359)	(15,170)
Net carrying amount	$ 589,200	$ 649,630

(1) Included in our consolidated balance sheets within convertible senior notes, net and amortized over the remaining life of the 2026 Notes using the effective interest rate method. The effective interest rate is 7.05%.

As of July 31, 2023, the remaining life of the 2026 Notes was approximately 3.1 years.

The following table sets forth the total interest expense recognized related to the 2026 Notes:

	Fiscal Year Ended July 31,		
	2021	2022	2023
	(in thousands)		
Interest expense related to amortization of debt discount	$ 27,291	$ 34,180	$ 36,668
Interest expense related to amortization of debt issuance costs	3,119	3,906	4,189
Non-cash interest expense	16,074	19,270	19,757
Total interest expense	$ 46,484	$ 57,356	$ 60,614

Non-cash interest expense is related to the 2.5% PIK interest that we accrued from the issuance of the 2026 Notes through July 31, 2023 and was recognized within other expense, net in our consolidated statement of operations and other liabilities–non-current in our consolidated balance sheet. The accrued PIK interest will be converted to the principal balance of the 2026 Notes at each payment date and will be convertible to shares of our Class A common stock at maturity or when converted.

Upon the conversion price of the 2026 Notes becoming fixed, subject to customary anti-dilution and other adjustments, in September 2021, the embedded conversion option for the 2026 Notes no longer required bifurcation because the conversion features are now considered indexed to our own equity and meet the equity classification conditions. The carrying amount of the derivative liability of $698.2 million as of that date was reclassified to additional paid-in capital within our consolidated balance sheet. The remaining debt discount that arose from the original bifurcation continues to be amortized over the term of the 2026 Notes.

2027 Notes

In September 2021, we issued $575 million in aggregate principal amount of 0.25% convertible senior notes due 2027 consisting of (i) approximately $477.3 million principal amount of 2027 Notes in exchange for approximately $416.5 million principal amount of the 2023 Notes (the "Exchange Transactions") and (ii) approximately $97.7 million principal amount of 2027 Notes for cash (the "Subscription Transactions"). We did not receive any cash proceeds from the Exchange Transactions. The net cash proceeds from the Subscription Transactions was approximately $88.4 million after deducting the offering expenses for both the Exchange Transactions and the Subscription Transactions. We used (i) approximately $14.7 million of the net cash proceeds from the Subscription Transactions to repurchase approximately $12.8 million principal amount of the 2023 Notes and (ii) approximately $58.5 million of the net cash proceeds from the Subscription Transactions to repurchase approximately 1.4 million shares of our Class A common stock.

The 2027 Notes bear interest at a rate of 0.25% per annum, and pay interest semi-annually in arrears on each April 1 and October 1. The 2027 Notes will mature on October 1, 2027, unless earlier converted, redeemed or repurchased.

The 2027 Notes are convertible into cash, shares of our Class A common stock, or a combination of cash and shares of Class A common stock, at our election. Each $1,000 of principal of the 2027 Notes is initially convertible into 17.3192 shares of our Class A common stock, which is equivalent to an initial conversion price of approximately $57.74 per share, subject to customary anti-dilution adjustments. Holders of these 2027 Notes may convert their 2027 Notes at their option at any time prior to the close of the business day immediately preceding July 1, 2027, only under the following circumstances:

(1) during any fiscal quarter, and only during such fiscal quarter, if the closing price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on, and including, the last trading day of the preceding fiscal quarter is greater than or equal to 130% of the then applicable conversion price for the Notes per share of common stock;

(2) during the five business day period after any five consecutive trading day period in which, for each trading day of that period, the trading price per $1,000 principal amount of 2027 Notes for such trading day was less than 98% of the product of the closing price of our common stock and the then applicable conversion rate on each such trading day;

(3) if we call the 2027 Notes for redemption, at any time prior to the close of business on the second scheduled trading day immediately preceding the redemption date; or

(4) upon the occurrence of certain specified corporate events.

Upon conversion of the 2027 Notes, we will pay or deliver, as the case may be, cash, shares of our Class A common stock or a combination of cash and shares of Class A common stock, at our election. We intend to settle the principal of the 2027 Notes in cash.

The conversion rate will be subject to adjustment in certain events, but will not be adjusted for any accrued or unpaid interest. A holder who converts their 2027 Notes in connection with certain corporate events that constitute a "make-whole fundamental change" (as defined in the indenture governing the 2027 Notes) are, under certain circumstances, entitled to an increase in the conversion rate. In addition, if we undergo a "fundamental change" (as defined in the indenture governing the 2027 Notes) prior to the maturity date, holders of the 2027 Notes may require us to repurchase for cash all or a portion of their 2027 Notes at a repurchase price equal to 100% of the principal amount of the repurchased 2027 Notes, plus accrued and unpaid interest thereon.

In accounting for the exchange of convertible notes, we evaluated whether the transaction should be treated as a modification or extinguishment transaction. The partial exchange of the 2023 Notes and issuance of the 2027 Notes were deemed to have substantially different terms due to the significant difference between the value of the conversion option immediately prior to and after the exchange, and consequently, the 2023 Notes partial exchange was accounted for as a debt extinguishment. The $64.9 million difference between the total reacquisition price paid and the net carrying amount of the 2023 Notes was recognized as a debt extinguishment loss within other expense, net in our consolidated statement of operations.

The 2027 Notes consisted of the following:

	As of July 31,	
	2022	2023
	(in thousands)	
Principal amounts:		
Principal	$ 575,000	$ 575,000
Unamortized debt issuance costs [1]	(7,995)	(6,465)
Net carrying amount	$ 567,005	$ 568,535

(1) Included in our consolidated balance sheets within convertible senior notes, net and amortized over the remaining life of the 2027 Notes using the effective interest rate method. The effective interest rate is 0.52%.

As of July 31, 2023, the remaining life of the 2027 Notes was approximately 4.2 years.

The following table sets forth the total interest expense recognized related to the 2027 Notes:

	Fiscal Year Ended July 31,	
	2022	2023
	(in thousands)	
Contractual interest expense	$ 1,229	$ 1,720
Interest expense related to amortization of debt issuance costs	1,302	1,530
Total interest expense	$ 2,531	$ 3,250

NOTE 7. LEASES

We have operating leases for offices, research and development facilities and datacenters and finance leases for certain datacenter equipment. Our leases have remaining lease terms of one year to approximately seven years, some of which include options to renew or terminate. We do not include renewal options in the lease terms for calculating our lease liability, as we are not reasonably certain that we will exercise these renewal options at the time of the lease commencement. Our lease agreements do not contain any residual value guarantees or restrictive covenants.

Total operating lease cost was $42.6 million, $43.3 million and $42.4 million for the fiscal years ended July 31, 2021, 2022 and 2023, respectively, excluding short-term lease costs, variable lease costs and sublease income, each of which were not material. Variable lease costs primarily include common area maintenance charges. Total finance lease cost was $0.7 million, $2.4 million, and $3.9 million for the fiscal years ended July 31, 2021, 2022 and 2023, respectively.

During fiscal 2021, we recorded additional impairment charges related to certain international office spaces, as well as an impairment charge related to an office space in the United States. We recorded a $1.4 million net impairment in our consolidated statement of operations for the fiscal year ended July 31, 2021. Of the $1.4 million impairment, approximately $0.5 million related to the impairment of our operating lease right-of-use assets and approximately $0.9 million related to the impairment of leasehold improvements. Additional charges related to asset impairments may be recorded in the future.

During fiscal 2022, we signed agreements to early exit certain office spaces in the United States. The reduction in the lease term resulted in a decrease to the carrying amount of the operating lease liability and the operating lease right-of-use asset on our consolidated balance sheet as of July 31, 2022. In addition, we recorded $0.6 million of expense in our consolidated statement of operations for the fiscal year ended July 31, 2022.

During fiscal 2023, we signed agreements to early exit certain office spaces in the United States and the Netherlands. The reductions in the lease terms resulted in decreases to the carrying amounts of the operating lease liabilities and the operating lease right-of-use assets on our consolidated balance sheet as of July 31, 2023. In addition, we recorded $1.7 million of expense in our consolidated statement of operations for the fiscal year ended July 31, 2023.

Supplemental balance sheet information related to leases is as follows:

	As of	
	July 31, 2022	July 31, 2023
	(in thousands)	
Operating leases:		
Operating lease right-of-use assets, gross	$ 188,060	$ 181,226
Accumulated amortization	(69,320)	(87,672)
Operating lease right-of-use assets, net	$ 118,740	$ 93,554
Operating lease liabilities—current	$ 39,801	$ 29,567
Operating lease liabilities—non-current	89,782	68,940
Total operating lease liabilities	$ 129,583	$ 98,507
Weighted average remaining lease term (in years):	5.1	5.0
Weighted average discount rate:	5.7%	6.1%

		As of		
		July 31, 2022		**July 31, 2023**
		(in thousands)		
Finance leases:				
Finance lease right-of-use assets, gross [1]	$	13,501	$	18,279
Accumulated amortization [1]		(3,053)		(5,558)
Finance lease right-of-use assets, net [1]	$	10,448	$	12,721
Finance lease liabilities—current [2]	$	2,685	$	3,518
Finance lease liabilities—non-current [3]		7,806		9,722
Total finance lease liabilities	$	10,491	$	13,240
Weighted average remaining lease term (in years):		3.9		3.7
Weighted average discount rate:		5.9%		6.8%

(1) Included in our consolidated balance sheets within property and equipment, net.
(2) Included in our consolidated balance sheets within accrued expenses and other current liabilities.
(3) Included in our consolidated balance sheets within other liabilities—non-current.

Supplemental cash flow and other information related to leases is as follows:

		Fiscal Year Ended July 31,		
		2022		**2023**
		(in thousands)		
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash flows from operating leases	$	48,509	$	46,886
Financing cash flows from finance leases	$	1,089	$	4,757
Lease liabilities arising from obtaining right-of-use assets:				
Operating leases	$	55,797	$	10,358
Finance leases	$	4,529	$	7,827

The undiscounted cash flows for our lease liabilities as of July 31, 2023 were as follows:

Fiscal Year Ending July 31:		Operating Leases		Finance Leases		Total
		(in thousands)				
2024	$	33,927	$	4,316	$	38,243
2025		19,669		4,316		23,985
2026		14,685		3,614		18,299
2027		13,455		1,904		15,359
2028		13,655		916		14,571
Thereafter		21,549		—		21,549
Total lease payments		116,940		15,066		132,006
Less: imputed interest		(18,433)		(1,826)		(20,259)
Total lease obligation		98,507		13,240		111,747
Less: current lease obligations		(29,567)		(3,518)		(33,085)
Long-term lease obligations	$	68,940	$	9,722	$	78,662

As of July 31, 2023, we had additional operating lease commitments of approximately $3.0 million on an undiscounted basis for certain office leases that have not yet commenced. These operating leases will commence during fiscal 2024, with lease terms of approximately five years.

NOTE 8. COMMITMENTS AND CONTINGENCIES

Purchase Commitments

In the normal course of business, we make commitments with our contract manufacturers to ensure them a minimum level of financial consideration for their investment in our joint solutions. These commitments are based on performance targets or on-hand inventory and non-cancelable purchase orders for non-standard components. We record a charge related to these items when we determine that it is probable a loss will be incurred and we are able to estimate the amount of the loss. Our historical charges have not been material. As of July 31, 2023, we had up to approximately $100.0 million of non-cancelable purchase obligations and other commitments pertaining to our daily business operations, and up to approximately $45.3 million in the form of guarantees to certain of our contract manufacturers.

Guarantees and Indemnifications

We have entered into agreements with some of our Partners and customers that contain indemnification provisions in the event of claims alleging that our products infringe the intellectual property rights of a third party. The scope of such indemnification varies, and may include, in certain cases, the ability to cure the indemnification by modifying or replacing the product at our own expense, requiring the return and refund of the infringing product, procuring the right for the partner and/or customer to continue to use or distribute the product, as applicable, and/or defending the partner or customer against and paying any damages from third-party actions based upon claims of infringement. Other guarantees or indemnification arrangements include guarantees of product and service performance.

We have also agreed to indemnify our directors, executive officers and certain other officers for costs associated with any fees, expenses, judgments, fines and settlement amounts incurred by any of these persons in any action or proceeding to which any of those persons is, or is threatened to be, made a party by reason of the person's service as a director or officer, including any action by us, arising out of that person's services as a director or officer of our company or that person's services provided to any other company or enterprise at our request. We maintain director and officer insurance coverage that may enable us to recover a portion of any future amounts paid.

The fair value of liabilities related to indemnifications and guarantee provisions are not material and have not had any material impact on our consolidated financial statements to date.

Legal Proceedings

Securities Class Actions. Beginning on March 29, 2019, several purported securities class actions were filed in the United States District Court for the Northern District of California against us and two of our officers. The initial complaints generally alleged that the defendants made false and misleading statements in violation of Sections 10(b) and 20(a) of the Exchange Act and SEC Rule 10b-5. In July 2019, the court consolidated the actions into a single action, and appointed a lead plaintiff, who then filed a consolidated amended complaint (the "Original Complaint"). The action was brought on behalf of those who purchased or otherwise acquired our stock between November 30, 2017 and May 30, 2019, inclusive. The defendants subsequently filed a motion to dismiss the Original Complaint, which the court granted on March 9, 2020, while providing the lead plaintiff leave to amend. On April 17, 2020, the lead plaintiff filed a second amended complaint (the "Amended Complaint"), again naming us and two of our officers as defendants. The Amended Complaint alleges the same class period, includes many of the same factual allegations as the Original Complaint, and again alleges that the defendants violated Sections 10(b) and 20(a) of the Exchange Act, as well as SEC Rule 10b-5. The Amended Complaint sought monetary damages in an unspecified amount. On September 11, 2020, the court denied the defendants' motion to dismiss the Amended Complaint and held that the lead plaintiff adequately stated a claim with respect to certain statements regarding our new customer growth and sales productivity. On January 27, 2021, lead plaintiff, Shimon Hedvat, filed a motion to (i) withdraw as lead plaintiff and (ii) substitute proposed new lead plaintiffs and approve their appointment of a new co-lead counsel. On March 1, 2021, the court granted the lead plaintiff's motion to withdraw as lead plaintiff but denied without prejudice his motion to substitute proposed new lead plaintiffs. The court also reopened the lead plaintiff selection process, allowing any putative class member interested in serving as the new lead plaintiff to file a lead plaintiff application. Following the lead plaintiff selection hearing on April 28, 2021, on June 10, 2021 the court appointed California Ironworkers Field Pension Trust as lead plaintiff and approved its appointment of counsel. On May 28, 2021, one of the movants for lead plaintiff, John P. Norton on behalf of the Norton Family Living Trust UAD 11/15/2002, filed a separate class action complaint (the "Options Class Action Complaint") in the Northern District of California on behalf of a class of persons or entities who transacted in publicly traded call options and/or put options on Nutanix stock during the period from November 30, 2017 and May 30, 2019, containing allegations substantively the same as those alleged in the Amended Complaint (the "Options Class Action") and naming the same defendants. On September 8, 2021, the court appointed the John P. Norton on behalf of the Norton Family Living Trust UAD 11/15/2002 as the lead plaintiff in the Options Class Action. On April 26, 2022, the parties met for mediation, which did not result in a settlement. On September 1, 2022, California Ironworkers Field Pension Trust filed a third amended complaint (which amends the Amended Complaint, the "Third Amended Complaint") and John P. Norton on behalf of the Norton Family Living Trust UAD 11/15/2002 filed an amended complaint (which amends the Options Class Action Complaint, the "First Amended Complaint"). On November 14, 2022, the defendants filed a motion to dismiss the Third Amended Complaint and the First Amended Complaint. On February 9, 2023, the plaintiffs and the defendants agreed to a mediator's recommendation to settle these actions for a total of $71.0 million, which is accrued as of July 31, 2023 and included within accrued expenses and other current liabilities on our consolidated balance sheet. On May 19, 2023, the court granted its preliminary approval of the settlement and the notice to class members. In June 2023, the $31.1 million of settlement funds were deposited in escrow and are included within prepaid expenses and other current assets on our consolidated balance sheet as of July 31, 2023. A final settlement hearing is scheduled for October 4, 2023. The settlement accrual is partially offset by a receivable of $39.9 million for amounts recoverable under our applicable insurance policies, which is included within prepaid expenses and other current assets on our consolidated balance sheet as of July 31, 2023. During the fiscal year ended July 31, 2023, we recorded charges of $38.7 million for the settlement and applicable legal fees, net of our insurance receivable.

On April 14, 2023, a purported federal securities class action complaint was filed in the United States District Court for the Northern District of California against us, two of our current officers, and a former officer. The complaint generally alleges that the defendants made false and misleading statements in violation of Sections 10(b) and 20(a) of the Exchange Act and SEC Rule 10b-5. The court has appointed a lead plaintiff for the putative class in this action, consisting of those who purchased or otherwise acquired our securities between September 21, 2021 and March 6, 2023, inclusive. In addition, on May 5, 2023, a purported stockholder derivative complaint was filed in the United States District Court for the Northern District of California, naming our current directors as defendants and our company as a nominal defendant. The complaint generally alleges violations of Section 14(a) of the Exchange Act and breach of fiduciary duties, and aiding and abetting breach of fiduciary duties, based on similar underlying allegations contained in the purported federal securities class action complaint described above. The court has ordered that all proceedings in this stockholder derivative action be stayed pending the court's decision on any motion to dismiss in the federal securities class action. These cases are in their very early stages, and we are not able to determine what, if any, liabilities will attach to these complaints.

We are not currently a party to any other legal proceedings that we believe to be material to our business or financial condition. From time to time, we may become party to various litigation matters and subject to claims that arise in the ordinary course of business.

NOTE 9. STOCKHOLDERS' EQUITY

Effective January 3, 2022, all of our then outstanding shares of Class B common stock, par value $0.000025 per share, were automatically converted into the same number of shares of the Company's Class A common stock, par value $0.000025 per share, pursuant to the terms of our Amended and Restated Certificate of Incorporation. No additional shares of Class B common stock will be issued following such conversion. As a result, as of July 31, 2023, we had one class of outstanding common stock consisting of Class A common stock. In December 2022, our stockholders approved an amendment and restatement of our Amended and Restated Certificate of Incorporation, which includes the removal of all provisions related to Class B common stock.

As of July 31, 2023, we had 1.0 billion shares of Class A common stock authorized, with a par value of $0.000025 per share. As of July 31, 2023, we had 239.6 million shares of Class A common stock issued and outstanding.

Holders of Class A common stock are entitled to one vote for each share of Class A common stock held on all matters submitted to a vote of stockholders.

Share Repurchase

In September 2021, we used approximately $58.5 million of the net cash proceeds from the issuance of $97.7 million in aggregate principal amount of 2027 Notes to repurchase 1.4 million shares of Class A common stock in open market transactions at an average price of $42.77 per share. For additional details on these transactions, refer to Note 6.

Common Stock Reserved for Issuance

As of July 31, 2023, we had reserved shares of common stock for future issuance as follows:

	As of July 31, 2023
	(in thousands)
Shares reserved for future equity grants	14,028
Shares underlying outstanding stock options	1,046
Shares underlying outstanding restricted stock units	24,774
Shares reserved for future employee stock purchase plan awards	12,617
Total	52,465

NOTE 10. EQUITY INCENTIVE PLANS

Stock Plans

We have three equity incentive plans, the 2010 Stock Plan ("2010 Plan"), 2011 Stock Plan ("2011 Plan") and 2016 Equity Incentive Plan ("2016 Plan"). Our stockholders approved the 2016 Plan in March 2016 and it became effective in connection with our initial public offering ("IPO"). As a result, at the time of the IPO, we ceased granting additional stock awards under the 2010 Plan and 2011 Plan and both plans were terminated. Any outstanding stock awards under the 2010 Plan and 2011 Plan remain outstanding, subject to the terms of the applicable plan and award agreements, until such shares are issued under those stock awards, by exercise of stock options or settlement of RSUs, or until those stock awards become vested or expired by their terms.

Under the 2016 Plan, we may grant incentive stock options, non-statutory stock options, restricted stock, RSUs and stock appreciation rights to employees, directors and consultants. We initially reserved 22.4 million shares of our Class A common stock for issuance under the 2016 Plan. The number of shares of Class A common stock available for issuance under the 2016 Plan also includes an annual increase on the first day of each fiscal year, beginning in fiscal 2018, equal to the lesser of: 18.0 million shares, 5% of the outstanding shares of all classes of common stock as of the last day of our immediately preceding fiscal year, or such other amount as may be determined by the Board. Accordingly, on August 1, 2021 and 2022, the number of shares of Class A common stock available for issuance under the 2016 Plan increased by 10.7 million and 11.3 million shares, respectively, pursuant to these provisions. As of July 31, 2023, we had reserved a total of 39.8 million shares for the issuance of equity awards under the Stock Plans, of which 14.0 million shares were still available for grant. On August 1, 2023, the number of shares of Class A common stock available for issuance under the 2016 Plan increased by 12.0 million shares pursuant to the automatic increase provisions.

Restricted Stock Units

Performance RSUs — We have granted RSUs that have both service and performance conditions to our executives and employees ("Performance RSUs"). Vesting of Performance RSUs is subject to continuous service and the satisfaction of certain performance targets. While we recognize cumulative stock-based compensation expense for the portion of the awards for which both the service condition has been satisfied and it is probable that the performance conditions will be met, the actual vesting and settlement of Performance RSUs are subject to the performance conditions actually being met.

Market Stock Units

In connection with his hiring, in December 2020, the Compensation Committee of our Board of Directors approved the grant of 0.7 million RSUs subject to certain market conditions ("MSUs") to our President and CEO. These MSUs have a weighted average grant date fair value per unit of $35.69 and will vest up to 133% based upon the achievement of certain stock price targets over a performance period of approximately 4.0 years, subject to his continuous service on each vesting date.

In October 2021, August 2022, and August 2023, the Compensation Committee of our Board of Directors granted approximately 0.4 million, 1.3 million, and 0.8 million MSUs, respectively, to certain of our executives. These MSUs have a weighted average grant date fair value per unit of approximately $46.20, $27.89, and $47.09, respectively, and will vest up to 200% of the target number of MSUs based upon our total shareholder return relative to the total shareholder return of companies in the Nasdaq Composite Index over a performance period of approximately 2.8 years, 2.9 years, and 2.9 years, respectively, subject to continuous service on each vesting date. Additional MSUs have been granted with similar terms, but were not material.

We used Monte Carlo simulations to calculate the fair value of these awards on the grant date, or modification date, as applicable. A Monte Carlo simulation requires the use of various assumptions, including the stock price volatility and risk-free interest rate as of the valuation date corresponding to the length of time remaining in the performance period and expected dividend yield. We recognize stock-based compensation expense related to these MSUs using the graded vesting attribution method over the respective performance periods. As of July 31, 2023, approximately 2.0 million MSUs remained outstanding.

Below is a summary of RSU activity, including MSUs, under the Stock Plans:

	Fiscal Year Ended July 31,			
	2022		**2023**	
	Number of Shares	**Weighted Average Grant Date Fair Value per Share**	**Number of Shares**	**Weighted Average Grant Date Fair Value per Share**
	(in thousands)		(in thousands)	
Outstanding at beginning of period	21,708	$ 30.98	22,136	$ 29.81
Granted	15,575	$ 30.92	17,384	$ 19.91
Released	(9,626)	$ 32.68	(10,252)	$ 27.48
Forfeited	(5,521)	$ 32.55	(4,494)	$ 26.63
Outstanding at end of period	22,136	$ 29.81	24,774	$ 24.46

The aggregate grant date fair value of RSUs, including MSUs, vested was $317.4 million, $314.6 million and $281.8 million for the fiscal years ended July 31, 2021, 2022 and 2023, respectively.

Stock Options

The Board determines the period over which stock options become exercisable and stock options generally vest over a four-year period. Stock options generally expire 10 years from the date of grant. The term of an ISO grant to a 10% stockholder will not exceed five years from the date of the grant. The exercise price of an ISO will not be less than 100% of the estimated fair value of the shares of common stock underlying the stock option (or 110% of the estimated fair value in the case of an ISO granted to a 10% stockholder) on the date of grant. The exercise price of an NSO is determined by the Board at the time of grant and is generally not less than 100% of the estimated fair value of the shares of common stock underlying the stock option on the date of grant.

Below is a summary of stock option activity under the Stock Plans:

| | Fiscal Year Ended July 31, | | | | | | | |
| | 2022 | | | | 2023 | | | |
	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at beginning of period	3,334	$ 5.20	2.8	$ 102,740	1,689	$ 6.43	1.9	$ 14,707
Options granted	—	$ —			—	$ —		
Options exercised	(1,643)	$ 3.94			(643)	$ 5.76		
Options canceled/forfeited	(2)	$ 13.04			—	$ —		
Outstanding at end of period	1,689	$ 6.43	1.9	$ 14,707	1,046	$ 6.83	1.1	$ 24,451
Exercisable at end of period	1,689	$ 6.43	1.9	$ 14,707	1,046	$ 6.83	1.1	$ 24,451

The aggregate intrinsic value of stock options exercised during the fiscal years ended July 31, 2021, 2022 and 2023 was $90.5 million, $35.0 million and $12.1 million, respectively. Aggregate intrinsic value represents the difference between the exercise price of the options and the estimated fair value of our common stock. Cash received from option exercises was $15.1 million, $6.5 million and $3.7 million for the fiscal years ended July 31, 2021, 2022 and 2023, respectively. The total grant date fair value of stock options vested was not material for the fiscal years ended July 31, 2021 and 2022. There were no stock options that vested during the fiscal year ended July 31, 2023. We did not grant any stock options during the fiscal years ended July 31, 2021, 2022 or 2023.

Employee Stock Purchase Plan

In December 2015, the Board adopted the 2016 Employee Stock Purchase Plan, which was subsequently amended in January 2016 and September 2016 and approved by our stockholders in March 2016 (the "Original 2016 ESPP"). The Original 2016 ESPP became effective in connection with our IPO. Our stockholders subsequently approved amendments to the Original 2016 ESPP in December 2019 and December 2022 (as amended, the "2016 ESPP"). Under the 2016 ESPP, the maximum number of shares of Class A common stock available for sale is 13.8 million shares.

The 2016 ESPP allows eligible employees to purchase shares of our Class A common stock at a discount through payroll deductions of up to 15% of eligible compensation, subject to caps of $25,000 in any calendar year and 1,000 shares on any purchase date. The 2016 ESPP provides for 12-month offering periods, generally beginning in March and September of each year, and each offering period consists of two six-month purchase periods.

On each purchase date, participating employees will purchase Class A common stock at a price per share equal to 85% of the lesser of the fair market value of our Class A common stock on (i) the first trading day of the applicable offering period or (ii) the last trading day of each purchase period in the applicable offering period. If the stock price of our Class A common stock on any purchase date in an offering period is lower than the stock price on the enrollment date of that offering period, the offering period will immediately reset after the purchase of shares on such purchase date and automatically roll into a new offering period.

During the fiscal year ended July 31, 2023, 2.2 million shares of common stock were purchased under the 2016 ESPP for an aggregate amount of $41.5 million. As of July 31, 2023, 12.6 million shares were available for future issuance under the 2016 ESPP.

We use the Black-Scholes option pricing model to determine the fair value of shares purchased under the 2016 ESPP with the following weighted average assumptions on the date of grant:

	Fiscal Year Ended July 31,		
	2021	**2022**	**2023**
Expected term (in years)	0.77	0.81	0.74
Risk-free interest rate	0.1%	1.0%	4.3%
Volatility	56.9%	43.3%	59.8%
Dividend yield	—%	—%	—%

Stock-Based Compensation

Total stock-based compensation expense recognized in our consolidated statements of operations is as follows:

	Fiscal Year Ended July 31,		
	2021	**2022**	**2023**
	(in thousands)		
Cost of revenue:			
Product	$ 6,023	$ 7,379	$ 7,966
Support, entitlements and other services	24,460	30,846	26,611
Sales and marketing	122,815	104,592	82,758
Research and development	150,856	143,759	139,073
General and administrative	54,391	56,670	55,337
Total stock-based compensation expense	$ 358,545	$ 343,246	$ 311,745

As of July 31, 2023, unrecognized stock-based compensation expense related to outstanding stock awards was approximately $517.7 million and is expected to be recognized over a weighted average period of approximately 2.5 years.

NOTE 11. RESTRUCTURING CHARGES

In August 2022, we announced a plan to reduce our global headcount by approximately 270 employees, which represented approximately 4% of our total employees, following a review of our business structure and after taking other cost-cutting measures to reduce expenses. This headcount reduction was part of our efforts to drive toward profitable growth.

As of July 31, 2023, we recognized total restructuring charges of approximately $16.5 million, which consisted primarily of one-time severance and other termination benefit costs directly related to this reduction in force. Of the approximately $16.5 million recognized, $0.4 million is included within support, entitlements and other services cost of revenue, $13.6 million is included within sales and marketing expense, $2.3 million is included within research and development expense, and $0.2 million is included within general and administrative expense on our consolidated statements of operations.

During the fiscal quarter ended July 31, 2023, we did not make any cash payments. During the fiscal year ended July 31, 2023, we made cash payments of approximately $15.8 million. As of July 31, 2023, we had a remaining restructuring liability of approximately $0.6 million, included within accrued compensation and benefits in our consolidated balance sheet. We do not expect to record any material future charges related to this reduction in force.

NOTE 12. NET LOSS PER SHARE

We adopted ASU 2020-06 on August 1, 2021 using the modified retrospective method, applicable to our convertible senior notes outstanding as of adoption. We have not changed any previously disclosed amounts or provided additional disclosures for comparative periods. ASU 2020-06 requires the if-converted method to be applied for all convertible instruments when calculating diluted earnings per share. Under the if-converted method, shares related to our convertible senior notes, to the extent dilutive, are assumed to be converted into common stock at the beginning of the period.

Basic net income (loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by giving effect to potentially dilutive common stock equivalents outstanding during the period, as their effect would be dilutive. Potentially dilutive common shares include participating securities and shares issuable upon the exercise of stock options, the exercise of common stock warrants, the exercise of convertible preferred stock warrants, the vesting of RSUs and each purchase under the 2016 ESPP, under the if-converted method.

In loss periods, basic net loss per share and diluted net loss per share are the same, as the effect of potential common shares is antidilutive and therefore excluded.

Effective January 3, 2022, all of our then outstanding shares of Class B common stock, par value $0.000025 per share, were automatically converted into the same number of shares of the Company's Class A common stock, par value $0.000025 per share, pursuant to the terms of our Amended and Restated Certificate of Incorporation. Prior to this conversion, the rights, including the liquidation and dividend rights, of the holders of our Class A and Class B common stock were identical, except with respect to voting. As the liquidation and dividend rights were identical, our undistributed earnings or losses were allocated on a proportionate basis among the holders of both Class A and Class B common stock. As a result, the net income (loss) per share attributed to common stockholders was the same for both Class A and Class B common stock on an individual or combined basis.

The computation of basic and diluted net loss per share attributable to common stockholders is as follows:

	Fiscal Year Ended July 31,		
	2021	2022	2023
	(in thousands, except per share data)		
Numerator:			
Net loss	$ (1,035,589)	$ (798,946)	$ (254,560)
Denominator:			
Weighted average shares—basic and diluted	206,475	220,529	233,247
Net loss per share attributable to common stockholders—basic and diluted	$ (5.02)	$ (3.62)	$ (1.09)

The potential shares of common stock that were excluded from the computation of diluted net loss per share attributable to common stockholders for the fiscal years presented because including them would have been antidilutive are as follows:

	Fiscal Year Ended July 31,		
	2021	2022	2023
	(in thousands)		
Outstanding stock options and RSUs	25,042	23,825	25,820
Employee stock purchase plan	2,838	2,511	1,122
Common stock issuable upon the conversion of the Notes	1,529	39,968	38,700
Contingently issuable shares pursuant to acquisitions	253	—	—
Total	29,662	66,304	65,642

Shares that will be issued in connection with our stock awards and shares that will be purchased under the employee stock purchase plan are generally automatically converted into shares of our Class A common stock. Common stock issuable upon the conversion of convertible debt represents the antidilutive impact of the 2023 Notes, 2026 Notes and 2027 Notes under the if-converted method.

NOTE 13. INCOME TAXES

Income Taxes

Loss before provision for income taxes by fiscal year consisted of the following:

	Fiscal Year Ended July 31,		
	2021	2022	2023
	(in thousands)		
Domestic	$ (1,067,636)	$ (834,915)	$ (294,093)
Foreign	50,534	55,233	60,508
Loss before provision for income taxes	$ (1,017,102)	$ (779,682)	$ (233,585)

Provision for income taxes by fiscal year consisted of the following:

	Fiscal Year Ended July 31,		
	2021	2022	2023
	(in thousands)		
Current:			
U.S. federal	$ 9	$ 13	$ (568)
State and local	99	77	623
Foreign	21,801	21,578	21,952
Total current taxes	21,909	21,668	22,007
Deferred:			
U.S. federal	24	23	24
State and local	—	—	—
Foreign	(3,446)	(2,427)	(1,056)
Total deferred taxes	(3,422)	(2,404)	(1,032)
Provision for income taxes	$ 18,487	$ 19,264	$ 20,975

The income tax provision differs from the amount of income tax determined by applying the applicable U.S. federal statutory income tax rate of 21% to pre-tax loss. The reconciliation of the statutory federal income tax and our effective income tax is as follows:

	Fiscal Year Ended July 31,		
	2021	2022	2023
	(in thousands)		
U.S. federal income tax at statutory rate	$ (213,670)	$ (163,734)	$ (49,053)
Change in valuation allowance	171,549	117,588	71,157
Non-deductible item on fair value remeasurement of derivative liability	56,546	41,589	—
Stock-based compensation	4,663	14,462	8,767
Effect of foreign operations	9,179	10,544	(4,896)
Research and development tax credits	(14,694)	(9,455)	(17,500)
Non-deductible expenses	1,739	6,646	5,090
Change in unrecognized tax benefit	2,631	655	1,840
State income taxes	99	77	623
Tax impact of Frame divestiture	—	—	4,569
Other	445	892	378
Total	$ 18,487	$ 19,264	$ 20,975

During the fiscal years ended July 31, 2021, 2022 and 2023, our provision for income taxes was primarily attributable to foreign tax provisions in certain foreign jurisdictions in which we conduct business.

The temporary differences that give rise to significant portions of deferred tax assets and liabilities are as follows:

| | As of July 31, | |
| | 2022 | 2023 |
	(in thousands)	
Deferred tax assets:		
Net operating loss carryforward	$ 665,757	$ 606,483
Tax credit carryforward	184,376	229,429
Deferred revenue	170,243	175,975
Capitalized research expenses	25,403	136,668
Leases	38,843	28,587
Accruals and reserves	23,045	23,631
Stock-based compensation	17,631	17,028
Interest expense carryforward	32,692	5,166
Property and equipment	4,115	4,043
Other assets	23,412	24,347
Total deferred tax assets	1,185,517	1,251,357
Deferred tax liabilities:		
Deferred commission expense	(86,253)	(84,421)
Convertible notes	(38,925)	(31,207)
Leases	(39,886)	(30,153)
Prepaid expenses	(2,290)	(1,966)
Property and equipment	(1,271)	(1,362)
Acquisition-related	(1,224)	(1,258)
Other	(3,142)	(11,808)
Total deferred tax liabilities	(172,991)	(162,175)
Valuation allowance	(1,002,546)	(1,078,355)
Net deferred tax assets	$ 9,980	$ 10,827

Management believes that based on available evidence, both positive and negative, it is more likely than not that the U.S. deferred tax assets will not be utilized and as such, a full valuation allowance has been recorded.

The valuation allowance for deferred tax assets was $1.1 billion as of July 31, 2023. The net increase in the total valuation allowance for the fiscal years ended July 31, 2022 and 2023 was $83.9 million and $75.8 million, respectively.

As of July 31, 2023, we had approximately $2.7 billion of federal net operating loss carryforwards and $1.7 billion of state net operating loss carryforwards available to reduce future taxable income, which will begin to expire in fiscal 2024. In addition, we had approximately $144.1 million of federal research credit carryforwards, $111.4 million of state research credit carryforwards and $29.5 million of foreign tax credit carryforwards available to reduce future tax liability. The federal credits will begin to expire in fiscal 2030 and the state credits can be carried forward indefinitely. The foreign credits will begin to expire in fiscal 2027.

Utilization of the net operating loss and tax credit carryforwards may be subject to an annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. Any annual limitation may result in the expiration of net operating losses and credits before utilization. If an ownership change occurred, utilization of the net operating loss and tax credit carryforwards could be significantly reduced.

As of July 31, 2023, we held an aggregate of $262.5 million in cash and cash equivalents in our foreign subsidiaries, of which $110.9 million was denominated in U.S. dollars. We attribute net revenue, costs and expenses to domestic and foreign components based on the terms of our agreements with our subsidiaries. We do not provide for federal income taxes on the undistributed earnings of our foreign subsidiaries, as such earnings are to be reinvested offshore indefinitely. It is not practical to estimate the withholding tax liability if these earnings were to be repatriated.

The 2017 Tax Cuts and Jobs Act requires research and development expenditures incurred for the tax year beginning after December 31, 2021 to be capitalized and amortized ratably over five years for domestic research and 15 years for international research. The impact of the mandatory capitalization requirement for the fiscal year ended July 31, 2023 was fully offset by our tax attributes carryover and full valuation allowance position.

On August 16, 2022, the U.S. enacted the Inflation Reduction Act ("IRA") of 2022, which, among other things, implemented a 15% minimum tax on book income for certain large corporations, a 1% excise tax on net stock repurchases, and several tax incentives to promote clean energy. The provisions of the IRA had no impact on our income tax provision for the fiscal year ended July 31, 2023.

We recognize uncertain tax positions in our financial statements if that position will more likely than not be sustained on audit, based on the technical merits of the position. A reconciliation of our unrecognized tax benefits, excluding accrued interest and penalties, is as follows:

	Fiscal Year Ended July 31,			
	2022		2023	
	(in thousands)			
Balance at the beginning of the year	$	89,775	$	90,673
Increases related to current year tax positions		3,499		4,635
Increases related to prior year tax positions		604		1,616
Decreases related to prior year tax positions		(2,263)		(29)
Lapse of statute of limitations/Settlements/Other		(942)		(1,033)
Balance at the end of the year	$	90,673	$	95,862

During the fiscal year ended July 31, 2023, the net increase in unrecognized tax positions was primarily attributable to federal and state research and development credits and intercompany charges.

As of July 31, 2023, if uncertain tax positions are fully recognized in the future, it would result in a $14.8 million impact to our effective tax rate, primarily relating to positions in foreign jurisdictions, and the remaining amount would result in adjustments to deferred tax assets and corresponding adjustments to the valuation allowance.

We recognize interest and/or penalties related to income tax matters as a component of income tax expense. As of July 31, 2023, we had recognized $7.4 million of accrued interest and penalties related to uncertain tax positions.

We file income tax returns in the U.S. federal jurisdiction as well as various U.S. states and foreign jurisdictions. The tax years 2009 and forward remain open to examination by the major jurisdictions in which we are subject to tax. These fiscal years outside the normal statute of limitation remain open to audit by tax authorities due to tax attributes generated in those early years, which have been carried forward and may be audited in subsequent years when utilized. We are subject to the continuous examination of income tax returns by various tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of the provision for income taxes. We believe that adequate amounts have been reserved for any adjustments that may ultimately result from these examinations. We do not anticipate a significant impact to the gross unrecognized tax benefits within the next 12 months related to these years.

NOTE 14. SEGMENT INFORMATION

Our chief operating decision maker is a group which is comprised of our Chief Executive Officer and Chief Financial Officer. This group reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. Accordingly, we have a single reportable segment.

The following table sets forth revenue by geographic location based on bill-to location:

	Fiscal Year Ended July 31,		
	2021	**2022**	**2023**
	(in thousands)		
U.S.	$ 758,128	$ 887,141	$ 1,039,294
Europe, the Middle East and Africa	320,837	374,186	471,367
Asia Pacific	260,637	274,373	309,138
Other Americas	54,762	45,096	43,096
Total revenue	$ 1,394,364	$ 1,580,796	$ 1,862,895

The following table sets forth long-lived assets, which primarily include property and equipment, net, by geographic location:

	As of July 31,	
	2022	**2023**
	(in thousands)	
United States	$ 74,472	$ 78,404
International	38,968	33,461
Total long-lived assets	$ 113,440	$ 111,865

NOTE 15. SUBSEQUENT EVENT

Share Repurchase

In August 2023, our Board of Directors authorized the repurchase of up to $350.0 million of our Class A common stock. Repurchases may be made from time to time through open market purchases or through privately negotiated transactions subject to market conditions, applicable legal requirements and other relevant factors. The repurchase program does not obligate us to acquire any particular amount of our common stock, and may be suspended at any time at our discretion.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and our principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended ("Exchange Act")). As initially disclosed in our Annual Report on Form 10-K/A filed with the SEC on May 24, 2023, our management identified a material weakness in our internal control over financial reporting. As described below, while our management, with the oversight of the Audit Committee of our Board of Directors, has made significant progress toward remediating this material weakness, our management determined that this material weakness has not yet been fully remediated. Accordingly, based on our management's evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were not effective as of July 31, 2023. Notwithstanding this material weakness, our management concluded that our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K fairly present, in all material respects, our financial condition, results of operations and cash flows as of and for the periods presented in conformity with U.S. GAAP.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act. Internal control over financial reporting consists of policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) are designed and operated to provide reasonable assurance regarding the reliability of our financial reporting and our process for the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management evaluated the effectiveness of our internal control over financial reporting using the criteria set forth in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO Framework").

Our management has identified control deficiencies, as previously disclosed, that, individually or in the aggregate, constitute a material weakness in our internal control over financial reporting. While our management, with the oversight of the Audit Committee of our Board of Directors, has made significant progress toward remediating the material weakness, our management has determined that the material weakness has not yet been fully remediated. As a result, our management has concluded that our internal control over financial reporting was not effective as of July 31, 2023.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified by management primarily relates to design deficiencies in the information and communication component of the COSO Framework, that also impacted the design and operating effectiveness of elements of the risk assessment and other components. In particular, we determined that our controls were not designed and operating effectively to provide the information necessary for our risk assessment process to identify non-compliant use of third-party software as a risk of material misstatement in our financial reporting and we did not effectively reinforce the importance of raising concerns about perceived unethical conduct in a timely manner. These control deficiencies, individually or in the aggregate, create a reasonable possibility that a material misstatement of our consolidated financial statements would not be prevented or detected on a timely basis, and constitute a material weakness in our internal control over financial reporting.

This material weakness resulted in an immaterial error in the reporting of expenses for software licenses and support for each prior period beginning in August 2014, which we have corrected prospectively as we issue future financial statements, as disclosed in Note 2 of Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K. We have evaluated the materiality of this error and determined that the impact is not material to our previously issued financial statements.

Remediation Efforts to Address Material Weakness

Our management and the Audit Committee of our Board of Directors are committed to remediating the material weakness and strengthening our overall internal control over financial reporting. To this end, our management, with oversight from the Audit Committee, has implemented many of the remedial measures outlined in the remediation plan initially disclosed in our Annual Report on Form 10-K/A filed with the SEC on May 24, 2023 and remains in the process of implementing the remaining remedial measures. Our goal is to implement the remaining remedial measures by the end of the fiscal quarter ending January 31, 2024. To date, we have implemented the following remedial measures outlined in the remediation plan:

- We have enhanced management's quarterly sub-certification process related to non-compliant use of third-party software and increased the certifiers' awareness of financial reporting implications of non-compliant use of third-party software.

- We have enhanced management's disclosure committee process related to non-compliant use of third-party software.

- We have enhanced the finance department's process for collecting information about unaccrued software expenditures and/or other potential unrecorded usage of third-party software.

- We have educated business unit representatives on understanding potential items, activities or services that require accrual.

- We have trained relevant employees on appropriate software acquisition and usage practices and software licensing compliance.

- We have revised our code of business conduct and ethics to reinforce the importance of compliant use of third-party software.

- We have provided additional training of, and communications to, employees to further promote ethical conduct and timely escalation of concerns.

The remaining remedial measures outlined in the remediation plan, which are being implemented as scheduled, include the following:

- Completing the design and implementation of additional systems, processes and controls over third-party software license procurement, usage, and compliance.

Our management believes that the remediation measures described above will remediate the material weakness and strengthen our overall internal control over financial reporting. As our management continues to evaluate and work to enhance our internal control over financial reporting, our management may take additional measures to address control deficiencies or we may modify some of the remediation measures described above. The material weakness will not be considered remediated until the applicable remediated controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

The effectiveness of our internal control over financial reporting as of July 31, 2023 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which appears below.

Limitations on the Effectiveness of Controls

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

Except for the remediation measures we have implemented to address the previously identified material weakness noted above, there was no change in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Nutanix, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Nutanix, Inc. and subsidiaries (the "Company") as of July 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)*issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weakness identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of July 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO*.*

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended July 31, 2023, of the Company and our report dated September 21, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Material Weakness

A material weakness is a deficiency or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment. The material weakness relates to design deficiencies in the information and communication component of the COSO framework, that also impacted the design and operating effectiveness of elements of the risk assessment and other components. In particular, controls were not designed and operating effectively to provide the information necessary for the risk assessment process to identify non-compliant use of third-party software as a risk of material misstatement in the Company's financial reporting and did not effectively reinforce the importance of raising concerns about perceived unethical conduct in a timely manner. This resulted in the understatement of expenses for software licenses and support for prior periods.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended July 31, 2023, of the Company, and this report does not affect our report on such financial statements.

/s/ *DELOITTE & TOUCHE LLP*

San Jose, California
September 21, 2023

Item 9B. Other Information

Rule 10b5-1 Trading Plans

On June 14, 2023, David Sangster, our Chief Operating Officer, entered into a trading plan that is intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act. Mr. Sangster's plan provides for the sale of up to 101,474 shares of Class A common stock and up to 50% of the net shares that Mr. Sangster may receive from the vesting of certain outstanding awards of restricted stock units from time to time between September 13, 2023 through August 8, 2024. Due to pricing conditions in the plan and the vesting conditions of the awards, the number of shares actually sold under the plan may be less than the maximum number of shares that can be sold. The plan will expire on September 13, 2024, or earlier if all transactions under the plan are completed.

On June 22, 2023, Rajiv Ramaswami, our President and Chief Executive Officer, entered into a trading plan that is intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act. Mr. Ramaswami's plan provides for the sale of up to 210,098 shares of Class A common stock upon vesting of restricted stock units and performance-based restricted stock units and up to 20% of the net shares that Mr. Ramaswami may receive from the vesting of certain outstanding awards of restricted stock units and performance-based restricted stock units from time to time between September 21, 2023 through August 8, 2024. Due to pricing conditions in the plan and the vesting conditions of the awards, the number of shares actually sold under the plan may be less than the maximum number of shares that can be sold. The plan will expire on September 23, 2024, or earlier if all transactions under the plan are completed.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated herein by reference to our definitive proxy statement for our 2023 annual meeting of stockholders ("2023 Proxy Statement"), which will be filed not later than 120 days after the end of our fiscal year ended July 31, 2023.

Item 11. Executive Compensation

The information required by this item is incorporated herein by reference to our 2023 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated herein by reference to our 2023 Proxy Statement.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information required by this item is incorporated herein by reference to our 2023 Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated herein by reference to our 2023 Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1) Consolidated Financial Statements

We have filed the consolidated financial statements listed in the Index to Consolidated Financial Statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

(a)(2) Financial Statement Schedules

All financial statement schedules have been omitted because they are not applicable, not material, or the required information is shown in the consolidated financial statements or the notes thereto.

(a)(3) Exhibits

See the Exhibit Index below in this Annual Report on Form 10-K.

Item 16. Form 10-K Summary

None.

EXHIBIT INDEX

Number	Exhibit Title	Form	File No.	Exhibit	Filing Date	Filed Herewith
			Incorporated by Reference			
3.1	Amended and Restated Certificate of Incorporation.	8-K	001-37883	3.1	12/12/2022	
3.2	Amended and Restated Bylaws.	8-K	001-37883	3.1	10/7/2022	
3.3	Certificate of Retirement of Class B Common Stock.	8-K	001-37883	3.1	1/4/2022	
4.1	Amended and Restated Investors' Rights Agreement, dated as of August 26, 2014, as amended, by and among the Registrant and certain of its stockholders.	S-1	333-208711	4.1	12/22/2015	
4.2	Specimen Class A Common Stock Certificate of the Registrant.	S-1/A	333-208711	4.2	4/4/2016	
4.3	Form of Warrant to Purchase Shares of Capital Stock by and between the Registrant and certain of its investors.	S-1	333-208711	4.3	12/22/2015	
4.4	Description of Class A Common Stock.					X
4.5	Indenture, dated as of September 24, 2020, by and between the Registrant and U.S. Bank National Association, as Trustee.	8-K	001-37883	4.1	9/24/2020	
4.6	Form of 2.5% Convertible Senior Notes due 2026 (included in Exhibit 4.5)	8-K	001-37883	4.2	9/24/2020	
4.7	Indenture, dated as of September 22, 2021, by and between the Registrant and U.S. Bank National Association, as Trustee.	8-K	001-37883	4.1	9/23/2021	
4.8	Form of 0.25% Convertible Senior Notes due 2027 (included in Exhibit 4.7)	8-K	001-37883	4.2	9/23/2021	
10.1	Form of Indemnification Agreement by and between the Registrant and each of its directors and executive officers.	10-Q	001-37883	10.1	6/3/2021	
10.2+	Second Amended and Restated Outside Director Compensation Policy	10-K	001-37883	10.2	9/21/2021	
10.3+	First Amendment to Second Amended and Restated Outside Director Compensation	10-Q	001-37883	10.1	6/2/2022	
10.4+	Second Amendment to Second Amended and Restated Outside Director Compensation	10-Q	001-37883	10.1	12/7/2022	
10.5+	2010 Stock Plan and forms of equity agreements thereunder.	S-1/A	333-208711	10.2	8/16/2016	
10.6+	2011 Stock Plan and forms of equity agreements thereunder.	S-1	333-208711	10.3	12/22/2015	
10.7+	2016 Equity Incentive Plan and forms of equity agreements thereunder.	S-1/A	333-208711	10.4	9/19/2016	
10.8+	Form of Global Restricted Stock Unit Agreement for Performance-Based Restricted Stock Units (Fiscal Year 2022) under the 2016 Equity Incentive Plan.	10-Q	001-37883	10.2	12/2/2021	
10.9+	Form of Global Restricted Stock Unit Agreement for Performance-Based Restricted Stock Units (Fiscal Year 2023) under the 2016 Equity Incentive Plan.	10-K	001-37883	10.8	9/21/2022	
10.10+	Form of Global Restricted Stock Unit Agreement for Performance-Based Restricted Stock Units (Fiscal Year 2024) under the 2016 Equity Incentive Plan.					X

		Incorporated by Reference				
Number	Exhibit Title	Form	File No.	Exhibit	Filing Date	Filed Herewith
10.11+	Amended and Restated 2016 Employee Stock Purchase Plan and forms of equity agreements thereunder.	10-Q	001-37883	10.1	5/24/2023	
10.12+	Executive Incentive Compensation Plan.	S-1	333-208711	10.14	12/22/2015	
10.13+	Offer Letter, dated as of December 7, 2020, by and between Nutanix, Inc. and Rajiv Ramaswami.	8-K	001-37883	10.1	12/9/2020	
10.14+	Offer Letter, dated as of April 10, 2022, by and between the Registrant and Rukmini Sivaraman.	8-K	001-37883	10.1	4/12/2022	
10.15+	Offer Letter, dated as of October 17, 2011, by and between the Registrant and David Sangster.	S-1	333-208711	10.11	12/22/2015	
10.16+	Offer Letter, dated as of November 20, 2017, by and between the Registrant and Tyler Wall.	10-Q	001-37883	10.1	3/15/2018	
10.17+	Change of Control and Severance Policy.	10-K	001-37883	10.16	9/21/2022	
10.18+	Executive Severance Policy.	10-K	001-37883	10.17	9/21/2021	
10.19†	Original Equipment Manufacturer (OEM) Purchase Agreement, dated as of May 16, 2014, by and among the Registrant, Nutanix Netherlands B.V. and Super Micro Computer Inc., as amended by Amendment One to Original Equipment Manufacturer (OEM) Purchase Agreement, dated as of November 13, 2017 and Amendment Two to Original Equipment Manufacturer (OEM) Purchase Agreement dated as of October 31, 2018.	10-Q	001-37883	10.2	6/5/2019	
10.20†	Amendment Two to Original Equipment Manufacturer (OEM) Purchase Agreement, dated as of October 31, 2018, by and between the Registrant and Super Micro Computer, Inc.	10-Q	001-37883	10.3	12/10/2018	
10.21	Participation Agreement to the Original Equipment Manufacturer Purchase Agreement, entered into as of September 26, 2019, by and between the Registrant, Nutanix Netherlands B.V. and Super Micro Computer, Inc.	10-Q	001-37883	10.5	12/5/2019	
10.22†	Amendment Three to Original Equipment Manufacturer (OEM) Purchase Agreement, dated as of December 20, 2020, by and between the Registrant and Super Micro Computer Inc.	10-Q	001-37883	10.1	3/4/2021	
10.23†	Amendment Four to Original Equipment Manufacturer (OEM) Purchase Agreement, dated as of November 5, 2021, by and between the Registrant and Super Micro Computer Inc.	10-Q	001-37883	10.1	3/10/2022	
10.24	Office Lease, dated as of August 5, 2013, as amended to date, by and between the Registrant and CA-1740 Technology Drive Limited Partnership.	S-1/A	333-208711	10.15	8/16/2016	
10.25	Office Lease, dated as of April 23, 2014, as amended to date, by and between the Registrant and CA-Metro Plaza Limited Partnership.	S-1/A	333-208711	10.16	8/16/2016	
10.26	Sixth Amendment to the Office Lease dated as of January 29, 2018, by and between the Registrant and Hudson 1740 Technology, LLC.	10-Q	001-37883	10.1	6/12/2018	
10.27	Seventh Amendment to the Office Lease dated as of April 4, 2018, by and between the Registrant and Hudson 1740 Technology, LLC.	10-Q	001-37883	10.2	6/12/2018	

		Incorporated by Reference					
Number	Exhibit Title	Form	File No.	Exhibit	Filing Date	Filed Herewith
10.28	Eighth Amendment to the Office Lease, dated as of November 23, 2020, by and between the Registrant and Hudson 1740 Technology, LLC.	10-Q	001-37883	10.3	12/3/2020	
10.29	Ninth Amendment to the Office Lease dated as of August 23, 2021, by and between the Registrant and Hudson 1740 Technology, LLC.	10-Q	001-37883	10.1	12/2/2021	
10.30	Tenth Amendment to the Office Lease dated as of May 18, 2022, by and between the Registrant and Hudson 1740 Technology, LLC.	10-Q	001-37883	10.3	6/2/2022	
10.31	Eleventh Amendment to the Office Lease dated as of June 28, 2022, by and between the Registrant and Hudson 1740 Technology, LLC.	10-K	001-37883	10.34	9/21/2022	
10.32	Twelfth Amendment to the Office Lease dated as of August 31, 2022, by and between the Registrant and Hudson 1740 Technology, LLC.	10-K	001-37883	10.35	9/21/2022	
10.33	Fourth Amendment to the Office Lease dated as of April 4, 2018, by and between the Registrant and Hudson Metro Plaza, LLC.	10-Q	001-37883	10.3	6/12/2018	
10.34	Fifth Amendment to the Office Lease dated as of October 1, 2018, by and between the Registrant and Hudson Metro Plaza, LLC.	10-Q	001-37883	10.1	12/10/2018	
10.35	Sixth Amendment to the Office Lease dated as of April 5, 2019, by and between the Registrant and Hudson Metro Plaza, LLC.	10-K	001-37883	10.28	9/24/2019	
10.36	Seventh Amendment to the Office Lease dated as of April 25, 2019, by and between the Registrant and Hudson Metro Plaza, LLC.	10-K	001-37883	10.29	9/24/2019	
10.37††	Eighth Amendment to the Office Lease, dated as of September 17, 2019, by and between the Registrant and Hudson Metro Plaza, LLC.	10-Q	001-37883	10.1	12/5/2019	
10.38	Ninth Amendment to the Office Lease, dated as of November 23, 2020, by and between the Registrant and Hudson Metro Plaza, LLC.	10-Q	001-37883	10.5	12/3/2020	
10.39	Tenth Amendment to the Office Lease, dated as of June 28, 2022, by and between the Registrant and Hudson Metro Plaza, LLC.	10-K	001-37883	10.42	9/21/2022	
10.40	Eleventh Amendment to the Office Lease, dated as of August 31, 2022, by and between the Registrant and Hudson Metro Plaza, LLC.	10-K	001-37883	10.43	9/21/2022	
10.41	Office Lease, dated as of April 4, 2018, by and between the Registrant and Hudson Concourse, LLC.	10-Q	001-37883	10.4	6/12/2018	
10.42††	First Amendment to the Office Lease dated as of September 5, 2018, by and between the Registrant and the Hudson Concourse, LLC.	10-K	001-37883	10.31	9/24/2019	
10.43	Office Lease for 1741 Technology Dr., dated as of September 5, 2018, by and between the Registrant and Hudson Concourse, LLC.	10-Q	001-37883	10.2	12/10/2018	
10.44	First Amendment to the Office Lease, dated as of October 22, 2019, by and between the Registrant and Hudson Concourse, LLC.	10-Q	001-37883	10.2	12/5/2019	
10.45††	Confirmation Letter, dated as of November 12, 2019, relating to the Office Lease by and between the Registrant and Hudson Concourse, LLC.	10-Q	001-37883	10.3	12/5/2019	

Number	Exhibit Title	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.46	Second Amendment to the Office Lease, dated as of November 23, 2020, by and between the Registrant and Hudson Concourse, LLC.	10-Q	001-37883	10.4	12/3/2020	
10.47	Third Amendment to the Office Lease, dated as of April 30, 2022, by and between the Registrant and Hudson Concourse, LLC.	10-K	001-37883	10.50	9/21/2022	
10.48	Fourth Amendment to the Office Lease, dated as of June 15, 2022, by and between the Registrant and Hudson Concourse, LLC.	10-K	001-37883	10.51	9/21/2022	
10.49	Fifth Amendment to the Office Lease, dated as of July 28, 2022, by and between the Registrant and Hudson Concourse, LLC.	10-K	001-37883	10.52	9/21/2022	
10.50	Investment Agreement, dated as of August 26, 2020, by and among Nutanix, Inc. and BCPE Nucleon (DE) SPV, LP.	8-K	001-37883	10.1	8/27/2020	
10.51	Amendment to Investment Agreement, dated as of September 24, 2020, by and between the Registrant and BCPE Nucleon (DE) SPV, LP.	8-K	001-37883	10.1	9/24/2020	
21.1	List of significant subsidiaries of the Registrant.					X
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.					X
24.1	Power of Attorney (included on the Signatures page of this Annual Report on Form 10-K).					X
31.1	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14a and 15d-14a, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
31.2	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14a and 15d-14a, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*					X
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*					X
101.INS	Inline XBRL Instance Document.					X
101.SCH	Inline XBRL Taxonomy Extension Schema Document.					X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					X
101.	Inline XBRL Taxonomy Extension Definition.					X
101.	Inline XBRL Taxonomy Extension Label Linkbase					X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.					X
104	Cover Page Interactive Data File (formatted as inline XBRL with applicable taxonomy extension information contained in Exhibits 101)					X

† Confidential treatment has been requested for portions of this exhibit. These portions have been omitted and have been filed separately with the Securities and Exchange Commission.

†† Certain confidential information contained in this Exhibit was omitted by means of marking such portions with brackets because the identified confidential information is both (i) not material and (ii) the type of information that the registrant treats as private or confidential.

* These exhibits are furnished with this Annual Report on Form 10-K and are not deemed filed with the Securities and Exchange Commission and are not incorporated by reference in any filing of Nutanix, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filings.

+Indicates a management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUTANIX, INC.

Date: September 21, 2023	By: /s/ Rajiv Ramaswami
	Rajiv Ramaswami
	President and Chief Executive Officer
	(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Rajiv Ramaswami and Rukmini Sivaraman, jointly and severally, his or her attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendments to this report, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Rajiv Ramaswami Rajiv Ramaswami	President and Chief Executive Officer *(Principal Executive Officer)*	September 21, 2023
/s/ Rukmini Sivaraman Rukmini Sivaraman	Chief Financial Officer *(Principal Financial and Accounting Officer)*	September 21, 2023
/s/ Craig Conway Craig Conway	Director	September 21, 2023
/s/ Max de Groen Max de Groen	Director	September 21, 2023
/s/ Virginia Gambale Virginia Gambale	Director	September 21, 2023
/s/ Steven J. Gomo Steven J. Gomo	Director	September 21, 2023
/s/ David Humphrey David Humphrey	Director	September 21, 2023
/s/ Gayle Sheppard Gayle Sheppard	Director	September 21, 2023
/s/ Brian M. Stevens Brian M. Stevens	Director	September 21, 2023
/s/ Mark Templeton Mark Templeton	Director	September 21, 2023

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Board of Directors

Rajiv Ramaswami

Craig Conway

Max de Groen

Virginia Gambale

Steven J. Gomo

David Humphrey

Gayle Sheppard

Brian Stevens

Mark Templeton

Nutanix Executive Officers

Rajiv Ramaswami
President and Chief Executive Officer

Rukmini Sivaraman
Chief Financial Officer

David Sangster
Chief Operating Officer

Tyler Wall
Chief Legal Officer

Nutanix Corporate Headquarters

1740 Technology Drive, Suite 150
San Jose, CA 95110
(408) 216-8360
(408) 890-4833
www.nutanix.com

Investor Relations

Richard Valera
Vice President, Investor Relations
ir@nutanix.com

You may also reach us by visiting the investor relations portion of our website at: ir.nutanix.com

Our Class A common stock trades on The Nasdaq Global Select Market under the ticker symbol NTNX.

Registrar and Transfer Agent

For questions regarding stockholder accounts or changes of address, please contact our transfer agent Computershare Trust Company, N.A.

By regular mail:
Computershare
P.O. Box 43078
Providence, RI 02940-3078

By overnight/courier delivery:
Computershare
150 Royall Street, Suite 101
Canton, MA 02021

NUTANIX

Nutanix is a global leader in cloud software, offering organizations a single platform for running apps and data across clouds. With Nutanix, companies can reduce complexity and simplify operations, freeing them to focus on their business outcomes. Building on its legacy as the pioneer of hyperconverged infrastructure, Nutanix is trusted by companies worldwide to power hybrid multicloud environments consistently, simply, and cost-effectively.

NUTANIX